Consists of 356 sequentially numbered pages.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

5-78003

Please place an X in the box(es) to designate the appro[redacted]ed upon to file this Form:

02014303

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

APPLIED TERRAVISION SYSTEMS INC.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Cognicase Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

037948106
(CUSIP Number of Class of Securities (if applicable))

Burstall Winger LLP
3100 Home Oil Tower
324 - 8th Avenue SW
Calgary, Alberta T2P 2Z2
Canada
Attn: Jay Zammit
(403) 234-3338

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

Exhibit No.	Description
1	Information Circular and Proxy Statement
2	Form of Proxy
3	Transmittal and Election Form

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.	Description
4	Renewal Annual Information Form of Cognicase Inc. dated February 16, 2001 for the year ended September 30, 2000.
5	Audited consolidated financial statements of Cognicase Inc. for the years ended September 30, 2001 and 2000, together with the auditors' report thereon, included in the Annual Report of Cognicase Inc. for the year ended September 30, 2001.
6	Management's Discussion and Analysis included in the Annual Report of Cognicase Inc. for the year ended September 30, 2001.
7	Management Proxy Circular of Cognicase Inc., used in connection with the annual and special meeting of the shareholders of Cognicase Inc. held on February 12, 2002, other than the sections entitled "Corporate Governance and Compensation Committee Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices".

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 7th day of February, 2002.

COGNICASE INC.

By: /s/ Benoit Dubé
Benoit Dubé
Executive Vice President,
Chief Legal Officer
and Corporate Secretary

EXHIBIT NO. 1

INFORMATION CIRCULAR AND PROXY STATEMENT

5

APPLIED
TERRAVISION
people. solutions. results.

APPLIED TERRAVISION SYSTEMS INC.

NOTICE OF SPECIAL MEETING
to be held on Thursday, March 14, 2002

- and -

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a proposed

AMALGAMATION

of

APPLIED TERRAVISION SYSTEMS INC.

and

COGNICASE ACQUISITION II CORP.
a wholly-owned subsidiary of
COGNICASE INC.

February 8, 2002

February 8, 2002

TO: Holders of ATS Shares of Applied Terravision Systems Inc.

You are invited to attend a special meeting (the "Meeting") of holders of ATS Shares ("ATS Shareholders") of Applied Terravision Systems Inc. ("ATS") to be held in the Wildrose South Ball Room, of the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, on Thursday, March 14, 2002, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of the Meeting.

At the Meeting, ATS Shareholders will be asked to consider and vote upon an amalgamation (the "Amalgamation") under the provisions of the *Business Corporations Act* (Alberta) involving ATS, Cognicase Acquisition II Corp. and COGNICASE INC. ("COGNICASE").

Pursuant to the Amalgamation, each common share of ATS (an "ATS Share") shall be exchanged for either: (a) 0.105 of a common share of COGNICASE plus one Amalco Preferred Share redeemable for $0.43 in cash, provided that such holder makes the appropriate election within the time parameters provided; or (b) 0.147574 of a common share of COGNICASE.

For the Amalgamation to proceed, it must be approved by at least 66-2/3% of the votes cast by ATS Shareholders present in person or by proxy at the Meeting. A holder of ATS Shares shall be entitled to one vote per share.

The Board of Directors of ATS has retained Acumen Capital Finance Partners Limited to deliver to the Board of Directors a fairness opinion in respect of the terms of the Amalgamation (the "ATS Fairness Opinion"). **The Board of Directors of ATS has carefully reviewed the ATS Fairness Opinion, as well as other relevant matters, and has unanimously concluded that the Amalgamation, in its opinion, is in the best interests of ATS and the ATS Shareholders, is fair, from a financial point of view, to the ATS Shareholders and should be placed before ATS Shareholders for their approval.**

The Board of Directors of ATS unanimously recommends that you vote in favour of the Amalgamation.

The accompanying Information Circular provides a detailed description of the Amalgamation, ATS, COGNICASE and the matters to come before the Meeting. Please give this material your careful consideration, and, if you require assistance, contact Robert Tretiak or Warren Coles at ATS at (403) 218-8300 or consult your financial, income tax or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the applicable enclosed form of proxy. If you vote by proxy, you should forward it so as to reach or be deposited with the Corporate Secretary of ATS, c/o Computershare Trust Company of Canada, Western Gas Tower, Suite 600, 530 - 8th Avenue, S.W., Calgary, Alberta, T2P 3S8, Attention: Proxy Department, not later than 4:30 p.m. (Calgary time) on March 12, 2002 or, if the Meeting is adjourned or postponed, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. An envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

On behalf of my colleagues at ATS, I thank you for your continued support.

Yours very truly,

"Robert Tretiak"
Robert Tretiak
President and Chief Executive Officer
Applied Terravision Systems Inc.

APPLIED TERRAVISION SYSTEMS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders of common shares ("ATS Shareholders") of Applied Terravision Systems Inc. ("ATS") will be held in the Wildrose South Ball Room, of the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, on Thursday, March 14, 2002, at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix "D" to the accompanying information circular and proxy statement dated February 8, 2002 (the "Information Circular") to approve the amalgamation of Cognicase Acquisition II Corp. ("COGNICASE Acquisitionco") and ATS (the "Amalgamation") pursuant to section 181 of the *Business Corporations Act* (Alberta) (the "ABCA"), all as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which Information Circular accompanies this Notice.

If the Amalgamation becomes effective, an ATS Shareholder who dissents in respect of the Amalgamation will be entitled to be paid the fair value of his common shares of ATS ("ATS Shares") in accordance with section 191 of the ABCA. **Failure by a dissenting ATS Shareholder to adhere strictly to the requirements of section 191 of the ABCA may result in the loss of such dissenting ATS Shareholder's rights. See "Part II - The Amalgamation, Right of Dissent".**

Each person who is an ATS Shareholder of record at the close of business on February 7, 2002 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Meeting. To the extent an ATS Shareholder as of the Record Date transfers ATS Shares after the Record Date and the transferee of those securities establishes ownership of the securities and demands, not later than ten days before the Meeting, to be included in the list of ATS Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those ATS Shares at the Meeting.

ATS Shareholders who are unable to attend the Meeting in person are requested to complete and sign the enclosed form of proxy and forward it in the enclosed envelope so as to reach or be deposited with the Corporate Secretary of ATS, c/o Computershare Trust Company of Canada, Western Gas Tower, Suite 600, 530 - 8th Avenue, S.W., Calgary, Alberta T2P 3S8, Attention: Proxy Department, not later than 4:30 p.m. (Calgary time) on March 12, 2002 or, if the Meeting is adjourned or postponed, not less than 24 hours (excluding Saturday, Sunday and holidays) before the time set for the adjourned or postponed Meeting.

BY ORDER OF THE BOARD OF DIRECTORS OF
Applied Terravision Systems Inc.

Calgary, Alberta
February 8, 2002

"Robert Tretiak"
Robert Tretiak
President and Chief Executive Officer
Applied Terravision Systems Inc.

8

MANAGEMENT

INFORMATION CIRCULAR AND PROXY STATEMENT

OF

APPLIED TERRAVISION SYSTEMS INC.

TABLE OF CONTENTS

APPENDICES

ENCLOSURES

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Meeting and this Information Circular, including the Appendices hereto. Capitalized terms used in this summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Meeting

The Meeting will be held in the Wildrose South Ball Room, of the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, on Thursday, March 14, 2002, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote upon the Amalgamation. See "Part II – The Amalgamation".

The Amalgamation

The Amalgamation involves ATS, COGNICASE Acquisitionco and COGNICASE. If the Amalgamation is approved by ATS Shareholders, ATS and COGNICASE Acquisitionco will amalgamate and continue as one corporation under the name "Applied Terravision Systems Inc.", which will be a wholly-owned subsidiary of COGNICASE.

The Amalgamation Agreement sets out the following transactions, which will occur in the following order:

(a) on the Effective Date each issued and outstanding ATS Share and all rights pertaining to the ownership thereof (other than the ATS Dissenting Shares and COGNICASE ATS Shares) shall be cancelled and the Holder thereof shall be entitled to receive at his option either: (a) 0.105 of a COGNICASE Share plus one Amalco Preferred Share redeemable for $0.43 in cash; or (b) 0.147574 of a COGNICASE Share; and

(b) each Amalco Preferred Share will be redeemed for $0.43 on the Redemption Date and all rights pertaining to the ownership shall be cancelled.

No fractional COGNICASE Shares shall be issued pursuant to the Amalgamation. In calculating such fractional interests, all ATS Shares held by a beneficial Holder shall be aggregated. In the event that the Amalgamation would result in a Holder of ATS Shares being entitled to a fractional COGNICASE Share, such fractional share will be rounded to the next lowest figure. See "Part II - The Amalgamation, Details of the Amalgamation" and "Effect of the Amalgamation Upon Shareholders".

The respective obligations of COGNICASE and ATS to complete the transactions contemplated by the Amalgamation are subject to a number of conditions which must be satisfied in order for the Amalgamation to become effective, including approval by a majority of not less than 66-2/3% of the votes cast by ATS Shareholders present in person or by proxy at the Meeting. Upon all of the conditions being fulfilled or waived, ATS is required to file the Articles of Amalgamation with the Registrar in order to give effect to the Amalgamation.

Effect of the Amalgamation Upon Shareholders

Following the Amalgamation, ATS Shareholders, depending on their Election, or deemed Election, will have received cash and COGNICASE Shares or COGNICASE Shares only. Amalco (formerly ATS), will be a wholly-owned subsidiary of COGNICASE.

Procedure for the Amalgamation to Become Effective

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to sections 181, 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation must be approved by the requisite percentage of ATS Shareholders;

(b) all conditions precedent to the Amalgamation, as set forth in the Transaction Agreements, must be satisfied or waived by the appropriate party; and

(c) the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

ATS Shareholder Approvals

The ATS Special Resolution must be approved by at least 66-2/3% of the votes cast by ATS Shareholders, present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the ATS Special Resolution authorizes the ATS Board, without further notice to or approval of the ATS Shareholders, subject to the terms of the Amalgamation, to amend the Amalgamation Agreement, to decide not to proceed with the Amalgamation, and to revoke such ATS Special Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. See Appendix "D" to this Information Circular for the full text of the ATS Special Resolution.

Regulatory Approvals

The Pre-Merger Agreement provides as a condition precedent to the Amalgamation becoming effective the receipt of all material regulatory approvals or consents including, without limitation, the approval of the CDNX, TSE and, to the extent required, the Nasdaq National Market. See "Part II - The Amalgamation, Details of the Amalgamation - Regulatory Matters".

Exchange of Certificates

A Transmittal and Election Form containing instructions with respect to the Election and the surrender of certificates representing ATS Shares accompanies this Information Circular for use in exchanging certificates for cash and/or COGNICASE Shares. Upon surrender of a properly completed Transmittal and Election Form together with certificates representing ATS Shares to the Depositary, a cheque and/or certificate representing COGNICASE Shares will be issued and delivered to such former ATS Shareholder.

If an ATS Shareholder (other than an ATS Dissenting Shareholder) fails to deliver to the Depositary on or before the Election Deadline a duly completed and executed Transmittal and Election Form advising of his Election together with certificates representing the ATS Shares subject to the Election, he shall be deemed to have elected to receive the COGNICASE Share Payment.

Pursuant to the terms of the Amalgamation Agreement, any Amalco Preferred Share redemption money that remains unclaimed for a period of six years shall be deemed to be forfeited to COGNICASE.

Intention of Certain Shareholders

Under the Pre-Merger Agreement, the Principal Shareholders, who hold an aggregate of 2,214,125 ATS Shares (5.62% of the issued and outstanding ATS Shares), agreed, subject to certain rights to withdraw support from the Amalgamation, to vote in favour of the Amalgamation and not to exercise any dissent right in connection with the Amalgamation.

ATS Supporting Shareholders who hold an aggregate of 14,823,687 ATS Shares (approximately 37.61% of the issued and outstanding ATS Shares) entered into the ATS Support Agreements with COGNICASE pursuant to which the parties agreed, subject to shareholder and regulatory approvals and certain other conditions, to support the Amalgamation. In addition, the ATS Supporting Shareholders also agreed, among other things, to vote the ATS Shares owned by them in favour of the Amalgamation.

See "Part II - The Amalgamation, Background of the Amalgamation". See also "Part II - The Amalgamation, Interests of Insiders in the Amalgamation" and "Part V - Pro Forma Information After Giving Effect to the Amalgamation".

Benefits of the Amalgamation

Management of ATS believes that the benefits resulting from the combination of ATS and COGNICASE include: (a) an opportunity for ATS Shareholders to elect to receive a combination of cash and COGNICASE Shares or to receive COGNICASE Shares only, in a larger entity with increased capitalization and market liquidity; (b) receipt of a significant premium to the pre-announcement market price for ATS Shares based on the pre-announcement market price of COGNICASE Shares; (c) increased market profile for ATS and positioning of ATS as a provider of large implementation projects, through its relations with COGNICASE; (d) through COGNICASE, ATS will have access to additional information technology professional resources and additional capital to continue to pursue acquisition activities; (e) ATS will have expanded market access through COGNICASE to markets outside of North America and potentially to European and Australian markets and other vertical markets; (f) ATS will be positioned to leverage COGNICASE customer relationships to cross-sell; and (g) ATS will position itself with a large industry player in the midst of industry consolidation activity.

ATS Fairness Opinion

The ATS Board has received a fairness opinion (the "ATS Fairness Opinion") from Acumen Capital Finance Partners Limited that, on the basis of certain assumptions and considerations, the Amalgamation is fair, from a financial point of view, to the ATS Shareholders. **The ATS Fairness Opinion is directed to the ATS Board and is not a recommendation to any ATS Shareholder with respect to any matter**

relating to the proposed Amalgamation. A copy of the ATS Fairness Opinion is attached to this Information Circular as Appendix "C" and should be read carefully and in its entirety.

Recommendation of the Board of Directors of ATS

The ATS Board has determined that the Amalgamation is in the best interests of ATS, is fair, from a financial point of view, to the ATS Shareholders and should be placed before ATS Shareholders for their approval. The ATS Board unanimously recommends that ATS Shareholders vote in favour of the Amalgamation. In reaching the foregoing conclusions, the ATS Board obtained and considered legal and financial advice and considered a number of other factors which it believed to be relevant. See "Part II - The Amalgamation, Recommendation of the ATS Board of Directors".

Canadian Income Tax Considerations

No gain or loss will be recognized by an ATS Shareholder upon the Amalgamation and former holders of ATS Shares will receive their Amalco Preferred Shares and/or COGNICASE Shares with an aggregate adjusted cost base equal to the adjusted cost base of the ATS Shares which are cancelled upon the Amalgamation. To the extent that a former Holder of ATS Shares acquires both Amalco Preferred Shares and COGNICASE Shares, the adjusted cost base of the holder's former ATS Shares must be allocated between the Amalco Preferred Shares and the COGNICASE Shares in accordance with their relative fair market values immediately after the amalgamation. The redemption of the Amalco Preferred Shares will constitute a disposition for proceeds of disposition equal to $0.43 per Amalco Preferred Share. ATS and COGNICASE Acquisitionco have advised that the aggregate paid-up capital of the Amalco Preferred Shares will be equal to the aggregate redemption amount of the Amalco Preferred Shares and as such no deemed dividend will arise on the redemption. As a result, holders of Amalco Preferred Shares that are redeemed will realize a capital gain (or a capital loss) to the extent the redemption proceeds exceed (or are exceeded by) the adjusted cost base of the holder's Amalco Preferred Shares so redeemed.

A Dissenting Shareholder who receives a payment from Amalco for its ATS Shares may be considered to realize a capital gain (or capital loss) in the amount by which the payment received exceeds (or is less than) the Dissenting Shareholder's adjusted cost base of the ATS Shares.

An ATS Shareholder who is not a resident of Canada will not be subject to Canadian income tax in respect of the disposition of the Shares on the Amalgamation and will not be subject to Canadian income tax in respect of any capital gains on the redemption of Amalco Preferred Shares or on a disposition of the COGNICASE Shares received on the Amalgamation, unless the shares so disposed of are "taxable Canadian property" of such ATS Shareholder.

The foregoing is qualified by the more detailed summary that appears under "Part II - The Amalgamation, Canadian Federal Income Tax Considerations".

Timing

Subject to ATS Shareholder approval and all conditions precedent to the Amalgamation, as set forth in the Transaction Agreements, being satisfied or waived by the appropriate party, the Amalgamation will become effective upon the filing with the Registrar of the Articles of Amalgamation.

Cognicase's and ATS' objective is to have the Effective Date occur on March 15, 2002. The Effective Date could be delayed, however, for any number of reasons.

Stock Exchange Listings

The outstanding COGNICASE Shares are listed and posted for trading on the TSE and the Nasdaq National Market, while the ATS Shares are listed only on the CDNX. Application will be made to the TSE and, to the extent required, the Nasdaq National Market to approve the listing of the COGNICASE Shares to be issued in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that such approval be granted.

Right of Dissent

A Holder has the right to dissent with respect to the ATS Special Resolution if ATS receives at the registered office of ATS prior to the Meeting or the Chairman of the Meeting receives at or prior to the Meeting, a written objection and such shareholder otherwise complies with section 191 of the ABCA. Provided the Amalgamation becomes effective, each ATS Dissenting Shareholder will be entitled to be paid the fair value of the ATS Shares in respect of which the Holder dissents in accordance with section 191 of the ABCA. See Appendix "E" for a copy of the provisions of section 191 of the ABCA.

The statutory provisions covering the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of any right of dissent. **Persons who are beneficial owners of shares or securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered Holder of such securities is entitled to dissent.** Accordingly, a beneficial owner of ATS Shares desiring to exercise the right of dissent must make arrangements for such securities beneficially owned to be registered in such Holder's name prior to the time the written objection to the resolution approving the Amalgamation is required to be received by ATS or alternatively, make arrangements for the Holder of such securities to dissent on such Holder's behalf. See "Part II - The Amalgamation, Right of Dissent".

Pro Forma Information After Giving Effect to the Amalgamation

The following table sets forth certain historical and pro forma financial information relating to COGNICASE and ATS as at September 30, 2001 and for the year then ended. This historical financial information has been derived from the audited financial statements of COGNICASE and ATS, incorporated by reference or included elsewhere herein, for the year ended September 30, 2001. In addition, the following table presents certain unaudited pro forma information, as at September 30, 2001, with respect to COGNICASE, giving effect to the Amalgamation. Such unaudited pro forma information has been derived from the unaudited pro forma consolidated balance sheet of COGNICASE as at September 30, 2001, and the related unaudited pro forma consolidated statement of earnings (loss) for the year then ended included in Appendix G attached hereto. The following information should be read in conjunction with the corresponding audited financial statements of COGNICASE and ATS, and the unaudited pro forma consolidated balance sheet and statement of earnings (loss) noted above.

(as at September 30, 2001)	COGNICASE	ATS	Pro Forma (unaudited)
Working capital ($000's)	96,805	1,303	83,319
Long-Term Debt (excluding current portion) ($000's)	6,587	2,310	8,897
Weighted average number of shares outstanding			
Basic	30,310,970	35,758,416	34,936,558
Fully diluted	31,820,150	35,758,416	36,445,738

Reference should be made to the various appendices related to financial statements attached to this Information Circular, being "Appendix "F" - ATS Financial Statements"; "Appendix "F-1" - SIBN Financial Statements" and "Appendix "G" - Pro Forma Financial Statements".

INFORMATION CIRCULAR AND PROXY STATEMENT

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of ATS for use at the Meeting to be held on March 14, 2002, and any adjournment thereof. No person has been authorized to give any information or make any representations in connection with the Amalgamation or other matters to be considered at the Meeting other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning COGNICASE contained in this Information Circular has been provided by COGNICASE. Although ATS has no knowledge that would indicate that any of such information is untrue or incomplete, ATS does not assume any responsibility for the accuracy or completeness of such information or the failure by ATS to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to ATS.

All summaries of, and references to, the Pre-Merger Agreement or the Amalgamation Agreement in this Information Circular are qualified in their entirety by reference to the complete text of those agreements, copies of which are attached as Appendix "A" and Appendix "B", respectively, to this Information Circular. **You are urged to carefully read the full text of the Pre-Merger Agreement and Amalgamation Agreement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of February 8, 2002, unless otherwise specifically stated. Details of the Amalgamation are set forth below under "Part II - The Amalgamation".

NOTICE TO UNITED STATES SHAREHOLDERS

The Amalgamation involves the securities of a foreign corporation and is subject to the disclosure requirements of Canada. ATS Shareholders should be aware that these requirements are different from those of the United States. Financial statements and pro forma and historical financial information included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for ATS Shareholders to enforce their rights and any claims they may have arising under the United States securities laws since ATS and COGNICASE are located in Canada, and some or all of their officers and directors are residents of countries other than the United States. ATS Shareholders may not be able to sue Canadian companies, such as ATS and COGNICASE, or their officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult to compel Canadian companies, such as ATS and COGNICASE, and their affiliates to subject themselves to a judgment issued by a court of the United States.

The securities to be issued under the Amalgamation have not been and will not be registered under the U.S. Securities Act and are being issued in reliance upon the exemption from registration requirements set forth in Rule 802 thereunder. The COGNICASE Shares are listed for trading on the Nasdaq National Market and the Amalco Preferred Shares will be redeemed for cash following the Amalgamation, and will not be listed for trading on any Canadian or United States stock exchange or the Nasdaq National Market. If the ATS Shares held by an ATS Shareholder prior to the Amalgamation were "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, the COGNICASE Shares issued to such shareholder under the Arrangement will also be restricted securities and will be subject to restrictions on transfer under the U.S. Securities Act. In addition, any COGNICASE Shares received under the Amalgamation by persons who, immediately prior to the Amalgamation, were "affiliates" of ATS or of COGNICASE are subject to restrictions on transfer under the U.S. Securities Act. See "Details of the Amalgamation, Regulatory Matters - Securities Laws - United States".

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

You should be aware that COGNICASE may purchase ATS Shares otherwise than in the Amalgamation, such as in open market or privately negotiated purchases.

See "Part II - The Amalgamation, Canadian Federal Income Tax Consequences - ATS Shareholders Non-Residents of Canada" for certain information concerning Canadian tax consequences of the Amalgamation for ATS Shareholders who are United States taxpayers. **The Amalgamation will have tax consequences under United States federal, state and local tax laws that are not described in this Information Circular. Accordingly, ATS Shareholders that are subject to taxation in the United States should consult their tax advisors to determine the tax consequences of the Amalgamation applicable to their particular circumstances.**

The securities to be issued in the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission or any securities regulatory authority of any state of the United States, nor has the United States Securities and Exchange Commission or any securities regulatory authority of any state of the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

COGNICASE is including this disclosure to take advantage of the "safe harbour" provisions of the *U.S. Private Securities Litigation Reform Act* of 1995.

This Information Circular and the documents incorporated by reference herein include "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should" or "anticipates", or the negative equivalents of those words or comparable terminology, and by other expressions which predict or indicate future events or trends and which do not relate to historical matters. In addition, discussions of strategies are forward-looking statements. Actual results may differ materially from those expressed in or implied by forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described under "Part IV - Information Respecting COGNICASE, Risk Factors" and those described in COGNICASE's other filings with the United States Securities and Exchange Commission.

In addition, COGNICASE bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of the risks, uncertainties and assumptions associated with forward-looking statements, ATS Shareholders should be aware that the forward-looking events described in this Information Circular and the documents incorporated by reference herein may not occur. COGNICASE cannot assure ATS Shareholders that its future results, levels of activity and achievements will occur as it expects, and neither COGNICASE nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Accordingly, ATS Shareholders should not unduly rely on forward-looking statements. COGNICASE does not intend and undertakes no obligation to update or revise any forward-looking statement, whether as a result of changes in underlying assumptions or factors, new information, future events or otherwise.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the summary hereof. Terms and abbreviations used in the Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), RSA 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acdat" means Acdat System Services Ltd.;

"Acumen" means Acumen Capital Finance Partners Limited, an investment banking firm;

"Amalco" means the proposed continuing corporation constituted upon the Amalgamation;

"Amalco Preferred Shares" means the Class A Preferred Shares of Amalco;

"Amalgamation" means the proposed amalgamation, under the provisions of Section 181 of the ABCA, on the terms and conditions set forth in the Amalgamation Agreement;

"Amalgamation Agreement" means the amalgamation agreement dated February 8, 2002, among ATS, COGNICASE Acquisitionco and COGNICASE, including any amendments thereto pursuant to which the parties thereto propose to implement the Amalgamation, a copy of which is set forth in Appendix "B" to this Information Circular;

"Applicable Laws" means applicable corporate and securities laws and rules of applicable stock exchanges;

"Artesia" means Artesia Data Systems, Inc., a corporation incorporated pursuant to the laws of the State of Texas;

"Articles of Amalgamation" means the articles of amalgamation in respect of the Amalgamation required under subsection 185(1) of the ABCA to be filed with the Registrar after the Amalgamation Agreement has been adopted;

"ASP" means application service provider;

"ATS" or the **"Corporation"** or the **"Company"** means Applied Terravision Systems Inc., a corporation incorporated under the ABCA;

"ATS Board" means the board of directors of ATS;

"ATS Dissenting Shareholder" means an ATS Shareholder who exercises his right of dissent pursuant to section 191 of the ABCA;

"ATS Dissenting Shares" means all ATS Shares which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 30 of the Amalgamation Agreement;

"ATS Fairness Opinion" means the opinion of Acumen dated February 8, 2002 that the Amalgamation is fair, from a financial point of view, to the ATS Shareholders;

"ATSI" means Applied Terravision Systems, Inc., a corporation incorporated pursuant to the laws of the State of Texas, all of the issued and outstanding shares of which are owned by ATS;

"ATS Optionholders" means the holders of ATS Options;

"ATS Options" means outstanding options to purchase ATS Shares pursuant to ATS' existing stock option plan;

"ATS Securities" means the ATS Shares, ATS Options and ATS Warrants;

"ATS Shareholders" means the holders of ATS Shares;

"ATS Shares" means the common shares of ATS as constituted on the date hereof;

"ATS Special Resolution" means the special resolution of ATS Shareholders approving the Amalgamation in the form set forth in Appendix "D" to this Information Circular to be voted upon at the Meeting;

"ATS Support Agreements" means the support agreements dated in January, 2002, between COGNICASE and certain ATS Shareholders with respect to the Amalgamation;

"ATS Supporting Shareholders" means the directors, certain officers of ATS and certain ATS Shareholders, other than the Principal Shareholders, who have entered into the ATS Support Agreements;

"ATS Warrants" means the outstanding warrants issued to Enron North America Corp. To acquire (a) 2,000,000 ATS Shares at a price of $0.85 per share until 4:30 p.m. (Calgary time) on September 20, 2002 and (b) 1,000,000 ATS Shares at a price of $1.10 per share until 4:30 p.m. (Calgary time) on March 20, 2003;

"BFO" means Business Function Outsourcing;

"Break Fee" means $3.0 million;

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, on which banks are open in the City of Montreal, Quebec, in the City of Toronto, Ontario and in the City of Calgary, Alberta, for the transaction of banking business;

"CDNX" means the Canadian Venture Exchange Inc.

"client server" technology refers to computer processing which is divided or split between a number of computers. A common example occurs when a computer program resides on a PC (the "Client") to take advantage of the easy-to-use graphical user interface of the PC. If the program needs data from a database which is too large to store on the PC, it accesses a large computer (the "Server") which "serves" data to the PC upon request;

"Closing" means the completion of the transactions contemplated in the Amalgamation Agreement;

"COGNICASE" means COGNICASE INC., a corporation incorporated under the *Canada Business Corporations Act*;

"COGNICASE Acquisitionco" means Cognicase Acquisition II Corp., a wholly-owned subsidiary of COGNICASE incorporated under the ABCA for the purpose of carrying out the Amalgamation;

"COGNICASE ATS Shares" means the ATS Shares, if any, beneficially owned on the Effective Date by COGNICASE;

"COGNICASE Board" means the board of directors of COGNICASE;

"COGNICASE Share Payment" means 0.147574 of a COGNICASE common share;

"COGNICASE Shares" means the common shares of COGNICASE as constituted on the date hereof;

"Competing Transaction" means an unsolicited offer or a proposal made to the Corporation in writing and duly authorized by the board of directors of the person making the offer or proposal (i) to purchase or otherwise acquire all of, or a substantial portion of, the ATS Shares or all or a material portion of the assets of the Corporation, (ii) is made or proposed to be made, with respect to ATS Shares, by means of a take-over bid, amalgamation or plan of arrangement and available to all holders of ATS Shares, (iii) with conditions no more beneficial, taken as a whole, to the person making the offer or proposal than those contained in the Pre-Merger Agreement for the benefit of COGNICASE, and (iv) which the ATS Board has determined provides or will provide a consideration, on a cash equivalent basis, greater than the value of the offer of COGNICASE hereunder, and which the ATS Board intends to recommend to the ATS Shareholders;

"Confidentiality Agreement" means the confidentiality agreement entered into between COGNICASE and ATS dated December 14, 2001;

"control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"Depositary" means Computershare Trust Company of Canada;

"Depositary Agreement" means the escrow and depositary agreement to be entered into on or before the Effective Date by the Depositary and COGNICASE, COGNICASE Acquisitionco and ATS;

"Effective Date" means the date on which the Articles of Amalgamation are filed with the Registrar currently anticipated to be March 15, 2002;

"Election" means the election to be made by each ATS Shareholder pursuant to the Transmittal and Election Form to receive either the Mixed Share Payment or the COGNICASE Share Payment;

"Election Deadline" means 4:30 p.m. (Calgary time) on the day two Business Days before (presently March 12, 2002) the Meeting;

"Enron" means Enron North America Corp.;

"eSolutions" means a business solutions model in which Internet based applications allow the user to establish electronic relationship with their stakeholders, including customers, partners, suppliers, investors and regulatory bodies;

"F/A" means financial accounting;

"Holder" means a registered holder of ATS Shares immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing ATS Shares duly endorsed for transfer to such person;

"iBSP" means internet business service provider;

"Income Tax Act" or **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, C.1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement dated February 8, 2002, together with all appendices hereto and including the summary hereof, distributed by ATS in connection with the Meeting;

"IT" means information technology;

"Junior Companies" means petroleum companies with daily production of less than 10,000 barrels of oil equivalent;

"Letter Agreement" means the letter agreement dated January 4, 2002 and accepted January 6, 2002 and amended January 9, 2002 among COGNICASE, ATS, the Principal Shareholders and certain ATS Supporting Shareholders wherein ATS and COGNICASE agreed to the Amalgamation and the Principal Shareholders and ATS Supporting Shareholders agreed to support the Amalgamation, all subject to the terms and conditions contained in the letter agreement;

"Majors" means integrated vertical petroleum companies with US$30 billion or more in annual income;

"Meeting" means the special meeting of the Holders of ATS Shares called to consider and, if thought fit, authorize, approve and adopt the Amalgamation, and any adjournments thereof;

"Mid-Tier Companies" means petroleum companies with total daily production of 10,000 to 50,000 barrels of oil equivalent or more;

"Mixed Share Payment" means 0.105 of a COGNICASE Share plus one Amalco Preferred Share redeemable for $0.43 in cash;

"Nasdaq National Market" means The Nasdaq National Market;

"NB Financial" means National Bank Financial Inc., Cognicase's financial advisor and a Canadian investment dealer;

"Notice of Meeting" means the notice of the Meeting which accompanies this Information Circular;

"open database" or **"open systems"** or **"open solutions"** means a database for which there is a standard access method or protocol. This protocol is supported by wide public acceptance and there is readily available published material describing such protocol;

"P/A" means production accounting;

"PC" or **"personal computer"** means a desk top computer typically used by only one person at a time;

"person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

"PES" means Ptarmigan Energy Ltd.;

"PetroComp" means the PetroComp division of Applied Terravision Systems, Inc. of Houston, Texas;

"Pre-Merger Agreement" means the pre-merger agreement dated February 8, 2002 among COGNICASE, ATS and the Principal Shareholders, including any amendments thereto, in connection with the Amalgamation and related transactions, a copy of which is set forth in Appendix "A" to this Information Circular;

"Principal Shareholders" means Robert Tretiak, Fred Coles and Warren Coles;

"Record Date" means the close of business on February 7, 2002;

"Redemption Date" means the second Business Day immediately following the Effective Date, currently anticipated to be March 19, 2002;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Senior Companies" means petroleum companies with daily production in excess of 50,000 barrels of oil equivalent;

"Subsidiary" means, when used to indicate a relationship with another body corporate,

(a) a body corporate which is controlled by (a) that other, or (b) that other and one or more bodies corporate, each of which is controlled by that other, or (c) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary;

"Termination Date" means March 15, 2002 or such later date as agreed to by ATS and COGNICASE;

"Transaction Agreements" means the Pre-Merger Agreement and the Amalgamation Agreement;

"Transmittal and Election Form" means the transmittal and election form accompanying this Information Circular;

"Trust Asset Management Services" means ATS' System that offers a library of tools designed to increase productivity, decrease land management cost, provide accurate and timely data, track land title and records and provide timely answers to complex issues of land management;

"TSE" means The Toronto Stock Exchange;

"U.S. Exchange Act" means the *United States Securities Exchange Act of 1934*, as amended;

"U.S. person" has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act;

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended;

"United States" and **"U.S."** means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Web" means the World Wide Web, accessible through the Internet;

"$000s" means thousands of dollars.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

PART I — GENERAL PROXY MATTERS
SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of ATS for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of ATS, who will not be specifically remunerated therefor. The cost of any such solicitation will be borne by ATS except as described below.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of ATS. **An ATS Shareholder has the right to appoint a person (who need not be an ATS Shareholder) other than the persons designated in the form of proxy provided by ATS, to represent the ATS Shareholder at the Meeting. To exercise this right, an ATS Shareholder should insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy.** In order to be effective, a proxy must be forwarded so as to reach, or be deposited with the Corporate Secretary of ATS c/o Computershare Trust Company of Canada, Western Gas Tower, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Proxy Department, prior to 4:30 p.m. (Calgary time) on March 12, 2002, or if the Meeting is adjourned or postponed, less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. The proxy shall be in writing and executed by the ATS Shareholder, as applicable, or such shareholder's attorney authorized in writing, or if such shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, an ATS Shareholder may revoke a proxy by instrument in writing executed by the ATS Shareholder or such ATS Shareholder's attorney authorized in writing, or, if the ATS Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of ATS, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the applicable Meeting on the day of the Meeting, or any adjournment thereof. The registered office of ATS is as set forth elsewhere in this Information Circular. See "Part III - Information Respecting Applied Terravision Systems Inc."

PROXY VOTING

The ATS Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, such securities will be voted in favour of each of the matters to be considered at the Meeting.** The enclosed forms of proxy confer discretionary authority in respect of amendments or variations to matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable Meeting, or any adjournment thereof. As of the date hereof, management of ATS knows of no amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES OF ATS AND PRINCIPAL HOLDERS THEREOF

There are 39,412,462 ATS Shares issued and outstanding as at the date hereof, which are ATS' only outstanding voting securities. Each ATS Share entitles the Holder to one vote. In addition, there are 3,754,105 ATS Shares reserved for issuance upon the exercise of outstanding ATS Options and 3,000,000 ATS Shares reserved for issuance upon the exercise of outstanding ATS Warrants. See "Part II - The Amalgamation, Option Arrangements".

ATS will prepare, as of the Record Date, a list of ATS Shareholders entitled to receive the Notice of Meeting and showing the number of ATS Shares held by each ATS Shareholder. Each person named in the list of ATS Shareholders will be entitled to notice of, to attend and to vote, in person or by proxy, the ATS Shares shown opposite such ATS Shareholder's name at the Meeting. In the event that an ATS Shareholder has transferred any ATS Shares after the Record Date and the transferee of those securities establishes that the transferee owns the securities and demands, not later than ten days before the Meeting, to be included in the list of ATS Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote such securities at the Meeting.

Pursuant to the by-laws of ATS, business may be transacted at the Meeting if not less than two persons are present in person or by proxy and holding or representing not less than 10% of ATS Shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of ATS, as at February 8, 2002 there are no persons who beneficially own, directly or indirectly, ATS Shares carrying more than 10% of the voting rights attached to all of the issued and outstanding ATS Shares.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many ATS Shareholders who do not hold their ATS Shares in their own name. Only proxies deposited by ATS Shareholders whose names appear on the records of ATS as the registered Holders of ATS Shares may be recognized and acted upon at the Meeting. If ATS Shares are listed in your account statement provided by your broker, then in almost all cases those ATS Shares will not be registered in your name on the records of ATS. Such ATS Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. ATS Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your ATS Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your ATS Shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation ("IICC"). IICC mails a scanable Voting Instruction Form in lieu of the form of proxy provided by ATS. The Voting Instruction Form will name the same persons as the proxy to represent the shareholder at the Meeting. An ATS Shareholder has the right to appoint a person (who need not be an ATS Shareholder) other than the persons designated in the Voting Instruction Form, to represent the ATS Shareholder at the Meeting. To exercise this right, an ATS Shareholder should insert the name of the desired representative in the blank space provided in the Voting Instruction Form. You are asked to complete and return the Voting Instruction Form to IICC by mail or facsimile. Alternately, you can call IICC's toll-free telephone number to vote your ATS Shares. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a Voting Instruction Form from IICC, it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such shares.

PART II — THE AMALGAMATION

THE AMALGAMATION

Background of the Amalgamation

COGNICASE first contacted ATS management on October 18, 2001 at an initial meeting between the President of ATS and the Chief Financial Officer of COGNICASE whereat COGNICASE presented its business plan and suggested potential areas of strategic alliance. During the week of October 18, 2001, ATS' President had also been contacted by another party, with an unsolicited expression of interest in a potential investment in ATS. Several further meetings and discussions from late October until January 5, 2002 took place between ATS and the later party which resulted in two written expressions of interest in an equity investment in ATS which were presented to, considered and rejected by the ATS Board.

On November 8, 2001 the Chief Financial Officer of COGNICASE and an investment analyst contacted the President of ATS and the Chairman of ATS by telephone and requested to review certain ATS financial statements. A dinner was arranged by COGNICASE on November 28, 2001 between the President and Chief Executive Officer of COGNICASE and the President and Chief Executive Officer of ATS. Following the dinner, the President and Chief Executive Officer of COGNICASE suggested that a business combination could be a possibility and invited the President and Chief Executive Officer of ATS to Cognicase's head office in Montreal for further discussions. On December 14, 2001 ATS' Chief Executive Officer visited Cognicase's Montreal office and met with senior officers of COGNICASE to clarify financial information. Two conference calls were held between the respective senior officers on December 18 and 20, 2001.

On January 3, 2002, COGNICASE presented a written expression of interest to the President of ATS for COGNICASE to acquire all of the issued and outstanding shares of ATS.

Between January 3, 2002 and January 5, 2002, discussions and negotiations took place between management of ATS and management of COGNICASE which led to the preparation of the binding Letter Agreement, the terms of which would be presented to the ATS Board for its consideration.

On Sunday, January 6, 2002 the ATS Board convened for the purpose of considering the terms of the Letter Agreement presented by COGNICASE. The Board considered the COGNICASE proposal, gave direction on certain matters and the meeting was adjourned in order for ATS management and legal advisers to continue to negotiate and finalize the Letter Agreement with COGNICASE. The adjourned meeting was reconvened on several occasions over Sunday, January 6, 2002 to deal with material business points. After resolving several material business points, the ATS Board authorized ATS to enter into the binding Letter

Agreement on the evening of January 6, 2002. The Letter Agreement contained several conditions precedent including the receipt by ATS of a favourable fairness opinion. A press release was issued with respect to the proposed transaction prior to the opening of markets on January 7, 2002.

On Monday, February 4, 2002, the ATS Board met with ATS' legal counsel and its fairness advisors, Acumen Capital Finance Partners Limited. Acumen provided its advice as to the fairness of the Amalgamation, which was considered as fair, from a financial point of view, to the ATS Shareholders. Having received a favourable fairness opinion, the ATS Board approved the Amalgamation and the entering into of the Transaction Agreements.

Effective February 8, 2002, the Pre-Merger Agreement was entered into between ATS, COGNICASE and the Principal Shareholders which set forth the precise terms of the Amalgamation. The Pre-Merger Agreement supercedes the prior Letter Agreement.

Benefits of the Amalgamation

Management of ATS believes that the benefits resulting from the combination of ATS and COGNICASE include:

(a) an opportunity for Holders of ATS Shares to elect to receive a combination of cash and COGNICASE Shares, or receive COGNICASE Shares only, in a larger entity with increased capitalization and market liquidity;

(b) receipt of a significant premium to the pre-announcement market price for ATS Shares based on the cash portion of the offer and based on the pre-announcement market price of COGNICASE Shares;

(c) increased market profile for ATS and positioning of ATS as provider of large implementation projects, through its relations with COGNICASE;

(d) through COGNICASE, ATS will have access to additional information technology professional resources and additional capital to continue to pursue an acquisition strategy;

(e) ATS will have improved market access through COGNICASE to markets outside North America and potentially to European and Australian markets and other vertical markets;

(f) ATS will be positioned to leverage COGNICASE customer relationships to cross-sell; and

(g) ATS will position itself with a large industry player in the midst of industry consolidation activity.

ATS FAIRNESS OPINION

To assist it in determining whether to recommend the Amalgamation to the ATS Shareholders, the ATS Board retained Acumen to provide its opinion as to whether the Amalgamation is fair, from a financial point of view, to the ATS Shareholders. Acumen was retained to perform these services for the ATS Board on the basis of its expertise in such matters. Acumen is an independent provider of specialized investment banking services with specific expertise in (i) business and securities valuations; (ii) middle market investment banking services; (iii) financial restructuring; and (iv) merchant banking. Acumen and its principals have been involved in a significant number of transactions involving valuations of publicly-traded companies in both Canada and the United States and in providing fairness opinions in respect of such transactions.

Acumen has advised the ATS Board that it is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of ATS or COGNICASE or their respective affiliates or associates (collectively the "Interested Parties"). Except as financial advisor to the ATS Board, neither Acumen nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Amalgamation. In consideration for its services, ATS agreed to pay fees to Acumen, payment of which fees is not conditional on a successful transaction occurring, and to indemnify it in respect of certain liabilities.

A verbal opinion was delivered to the ATS Board on February 4, 2002 and the signed ATS Fairness Opinion was delivered on February 8, 2002.

In the ATS Fairness Opinion, Acumen concluded, on the basis of certain assumptions and considerations, that the Amalgamation is fair, from a financial point of view, to the ATS Shareholders.

The ATS Fairness Opinion is directed to the ATS Board and is not a recommendation to any ATS Shareholder with respect to any matter relating to the proposed Amalgamation. A copy of the ATS Fairness Opinion is attached to this Information Circular as Appendix "C" and should be read carefully and in its entirety.

RECOMMENDATION OF THE ATS BOARD OF DIRECTORS

At a meeting of the ATS Board held on January 6, 2002, ATS considered a business combination with COGNICASE on the terms and conditions as provided in the Letter Agreement. The ATS Board determined that the Amalgamation is in the best interests of ATS and authorized the Corporation to enter into the Letter Agreement. On Monday, February 4, 2002, the ATS Board met with ATS' legal counsel and its fairness advisors, Acumen Capital Finance Partners Limited. Acumen provided its advice as to the fairness of the Amalgamation, which was considered as fair, from a financial point of view, to the ATS Shareholders. Having received a favourable fairness opinion, the ATS Board approved the Amalgamation and the entering into of the Transaction Agreements.

In coming to its conclusion and recommendations the ATS Board considered, among others, the following factors:

(a) information concerning the financial condition, results of operations, business plans and prospects of ATS and COGNICASE, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;

(b) the timing of the return of favourable market conditions for small cap technology companies;

(c) the ATS Fairness Opinion;

(d) that ATS Shareholders who oppose the Amalgamation may, subject to compliance with certain conditions, dissent from the ATS Special Resolution and be entitled to be paid the fair value for their ATS Shares in accordance with section 191 of the ABCA;

(e) the fact that the Amalgamation must be approved by not less than 66-2/3% of the votes cast at the Meeting by ATS Shareholders;

(f) the ability of ATS to terminate the Amalgamation in the event a Competing Transaction is accepted or approved; and

(g) the fact that ATS Shareholders have the right to maintain an interest in the potential of ATS' operations, as part of COGNICASE, by electing to receive the COGNICASE Share Payment.

The ATS Board unanimously recommends that the ATS Shareholders vote in favour of the ATS Special Resolution.

DETAILS OF THE AMALGAMATION

The following is a summary only and reference should be made to the full text of the Pre-Merger Agreement and Amalgamation Agreement set forth in Appendices "A" and "B", respectively, to this Information Circular.

The Pre-Merger Agreement

The Principal Shareholders, holding approximately 5.62% of the outstanding ATS Shares, ATS and COGNICASE are parties to the Pre-Merger Agreement. The Pre-Merger Agreement supercedes the Letter Agreement and proposes the amalgamation of ATS with a newly-formed, wholly-owned subsidiary of COGNICASE. The Pre-Merger Agreement sets out the precise terms and conditions upon which the Amalgamation will be carried out assuming a Competing Transaction is not accepted by the ATS Board prior to the Meeting. ATS and the Principal Shareholders are permitted to withdraw their support for the Amalgamation in the event that a Competing Transaction is received and provided that appropriate notice of the Competing Transaction is given to COGNICASE. Upon receipt of the required notice, COGNICASE will have an opportunity to match the consideration offered by the Competing Transaction.

The Corporation has agreed that until March 31, 2002, it will not solicit, initiate, assist or encourage any third party to present the Corporation with a Competing Transaction and will notify COGNICASE of any such third party contacts to the Corporation relating to same.

In the event the Pre-Merger Agreement is terminated, COGNICASE may be entitled to the Break Fee. See "Details of the Amalgamation, Break Fee".

The Amalgamation Agreement

The Amalgamation Agreement was entered into by COGNICASE, ATS and COGNICASE Acquisitionco effective February 8, 2002. Pursuant to the Amalgamation Agreement, ATS and COGNICASE Acquisitionco (the "Amalgamating Parties") will amalgamate and continue as one corporation to be known as "Applied Terravision Systems Inc.". COGNICASE Acquisitionco is a wholly-owned subsidiary of COGNICASE and has not carried on active business. The Amalgamation Agreement provides that the property of the Amalgamating Parties shall continue to be the property of Amalco and Amalco shall continue to be liable for all obligations of each of the Amalgamating Parties.

The Amalgamation Agreement also provides that ATS Shareholders must elect to have their ATS Shares exchanged for either the Mixed Share Payment or the COGNICASE Share Payment. The Election must be made two Business Days prior to the Meeting by delivery to the Depositary of the Transmittal and Election Form and the certificates for the ATS Shares. ATS Shareholders who fail to make the Election will be deemed to have elected to receive the COGNICASE Share Payment. The issuance of COGNICASE Share certificates and the payment of the redemption price portion of the Mixed Share Payment will take place on the later of (a) the second Business Day following the Effective Date and (b) the date of receipt by the Depositary of the certificates representing the ATS Shareholder's ATS Shares. **See "Transaction Agreements, Principal Terms, Share Exchange Consideration" for details on calculations and limitations.**

The Amalgamation Agreement also provides that COGNICASE will provide COGNICASE Acquisitionco with sufficient funds to redeem the Amalco Preferred Shares.

Support Arrangements

COGNICASE has entered into ATS Support Agreements with the Principal Shareholders and the ATS Supporting Shareholders which include the directors and senior officers of ATS and the Principal Shareholders have undertaken similar covenants in the Pre-Merger Agreement to, among other things: (a) vote all of the ATS Shares beneficially owned, controlled or directed by such shareholder at the Meeting to approve the Amalgamation; (b) vote its ATS Shares against any Competing Transaction at any meeting of ATS Shareholders unless the agreement is terminated (which termination could occur, amongst other reasons, by virtue of termination of the Pre-Merger Agreement on the basis of a Competing Transaction supported by the ATS Board); and (c) not exercise any rights of dissent provided under the ABCA or otherwise in connection with the Amalgamation.

Transaction Agreements - Principal Terms

Share Exchange Consideration

Pursuant to the Amalgamation Agreement each ATS Share will be exchanged, at the option of each ATS Shareholder and subject to the conditions noted below for (i) the Mixed Share Payment; or (ii) the COGNICASE Share Payment.

Each Amalco Preferred Share will be redeemed for $0.43 per share on the Redemption Date.

No fractional COGNICASE Shares shall be issued pursuant to the Amalgamation. In calculating such fractional interests, all ATS Shares held by a beneficial Holder shall be aggregated. In the event that the Amalgamation would result in a Holder of ATS Shares being entitled to a fractional COGNICASE Share, such fractional share will be rounded to the next lowest figure.

Conditions to the Amalgamation

The respective obligations of COGNICASE and ATS to complete the transactions contemplated by the Transaction Agreements are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective. These conditions are described in the Transaction Agreements and require that each of COGNICASE and ATS shall, and shall cause its Subsidiaries to, use reasonable efforts to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws, to permit the completion of the Amalgamation in accordance with the provisions of the Transaction Agreements and to consummate and make effective all other transactions contemplated in the Transaction Agreements and to cooperate with each other in connection with the foregoing. **These conditions are contained in Article 9 of the Pre-Merger Agreement attached to this Information Circular as Appendix "A" and sections 25, 26 and 27 of the Amalgamation Agreement, attached to this Information Circular as Appendix "B", and include:**

(a) for the benefit of COGNICASE:

(i) all material approvals or consents that are necessary in connection with the Amalgamation shall have been obtained;

(ii) there shall have not occurred or arisen one or more events or changes that, individually or in the aggregate, has or would be reasonably likely to result in a material adverse change to the Corporation;

(iii) the Principal Shareholders shall have entered into mutually acceptable non-compete agreements and non-solicitation agreements with COGNICASE for a minimum of three years from the Effective Date;

(iv) the Amalgamation, as proposed or with any amendment acceptable to COGNICASE, shall have been approved by the ATS Shareholders at the Meeting in compliance with applicable securities legislation and less than 10% of the ATS Shareholders shall have exercised their right of dissent under the ABCA; and

(v) the ATS Options and ATS Warrants shall have been exercised or cancelled prior to the Effective Date, or shall have been otherwise dealt with in a manner mutually acceptable to COGNICASE and the Corporation;

(b) for the benefit of the Corporation:

(i) the Amalgamation, as proposed or with any amendment acceptable to the Corporation, shall have been approved by the ATS Shareholders at the Meeting in compliance with Applicable Laws;

(ii) all material approvals or consents that are necessary in connection with the Amalgamation shall have been obtained;

(iii) there shall not have occurred or arisen one or more events or changes that, individually or in the aggregate, has or would be reasonably likely to result in a material adverse change to COGNICASE; and

(iv) subject to any applicable resale restrictions with respect to the sale of a "control block" set forth in applicable securities legislation, and subject to any condition personal to the Principal Shareholders, the COGNICASE Shares to be delivered to the ATS Shareholders as a result of the Amalgamation will be freely tradeable in all provinces of Canada and in the United States, without any requirement of any holding period based on certain assumptions set forth in the Pre-Merger Agreement.

Amendment and Termination of the Transaction Agreements

The Amalgamation Agreement provides that it may be terminated if the Amalgamation is not approved by the required majority of ATS Shareholders at the Meeting or if the Pre-Merger Agreement is terminated. The Pre-Merger Agreement may be terminated by either ATS or COGNICASE if the other party breaches the agreement in any material respect, the conditions precedent in either party's favour are not satisfied (see "Conditions to the Amalgamation" above), the Break Fee is paid or payable or the Amalgamation is not completed on or before March 15, 2002.

The Transaction Agreements may be amended at any time by agreement between the parties thereto, provided that no amendment may change the provisions regarding the consideration to be received by ATS Shareholders in exchange for their ATS Shares other than with the approval of ATS Shareholders at the Meeting or another meeting.

Non-Solicitation

Other than as permitted in the Pre-Merger Agreement, ATS has agreed that it would not solicit, initiate, assist or encourage inquiries, submissions, proposals or offers from any person with respect to any ATS Shares or the assets of ATS. ATS agreed that it would not participate in any discussions or negotiations regarding, or furnish any other person any information which would facilitate or encourage, any attempt with respect to the direct or indirect acquisition of, all or any of the ATS Shares, or any amalgamation, merger or sale of the business of the Corporation and that from the date of execution of the Pre-Merger Agreement (February 8, 2002), it would cease all such negotiations with any third party. Notwithstanding the foregoing, nothing prevents the ATS Board from withdrawing, modifying or changing any recommendation regarding the Amalgamation in response to a bona fide Competing Transaction that has not be solicited, initiated, assisted or encouraged by or on behalf of the Corporation where, in the opinion of the ATS Board acting in good faith, on the advice of counsel, failure to so respond would be inconsistent with its fiduciary obligations under Applicable Laws.

ATS has agreed not to enter into an agreement regarding a Competing Transaction or to withdraw its recommendation to support the Amalgamation unless it has provided COGNICASE with notice of the Competing Transaction and has provided COGNICASE with an opportunity, or at least three Business Days before the execution of any agreement relating to a Competing Transaction, to amend the Amalgamation to increase the consideration to be given by COGNICASE in exchange for each ATS Share.

Break Fee

Pursuant to the Pre-Merger Agreement, ATS agrees to pay to COGNICASE the Break Fee in the event that:

1. The ATS Board fails to recommend to the ATS Shareholders that they approve the Amalgamation in the Information Circular, payable within 60 days from the date on which the ATS Board fails to recommend the Amalgamation;

2. The ATS Board adversely modifies or withdraws its recommendation to ATS Shareholders that they approve the Amalgamation, payable within 60 days from the date on which such support is modified or withdrawn;

3. The Break Fee shall not be payable if COGNICASE has determined not to proceed with the Amalgamation by reason of a condition precedent to the Amalgamation in its favour not being satisfied as a result of ATS' breach of one of its covenants or obligations thereunder.

Regulatory Matters

The obligations of COGNICASE and ATS to proceed with the Amalgamation include the receipt of all material approvals and consents.

Securities Laws

Canada

The COGNICASE Shares to be issued to ATS Shareholders pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of securities laws of all of the provinces of Canada.

In order to comply with Quebec securities laws and to receive an exemption from the prospectus requirements under those laws, an application has been made to the Quebec Securities Commission in connection with the issuance of the COGNICASE Shares.

Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from "control blocks", COGNICASE Shares issued upon completion of the Amalgamation may be resold in each province of Canada without significant restriction, subject to the usual conditions that no unusual effort or, in certain circumstances, no effect has been made to prepare the market or create demand for the COGNICASE Shares and that no extraordinary commission or consideration is paid in respect of any sale.

United States

The securities to be issued under the Amalgamation have not been and will not be registered under the U.S. Securities Act and are being issued in reliance upon the exemption from registration requirements set forth in Rule 802 thereunder. The COGNICASE Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act. The COGNICASE Shares are listed for trading on the Nasdaq National Market.

If the ATS Shares held by a shareholder prior to the Amalgamation were "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, the COGNICASE Shares issued to such shareholder under Rule 802 will also be "restricted securities". The COGNICASE Shares that are "restricted securities" may be transferred only if such shares are registered under the U.S. Securities Act or pursuant to an exemption from such registration.

The COGNICASE Shares issuable in the Amalgamation that are not "restricted securities" will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of ATS prior to the Amalgamation or who are affiliates of COGNICASE after the Amalgamation. Any COGNICASE Shares held by affiliates may be resold only (i) outside the United States in transactions permitted by Rule 904 of Regulation S under the U.S. Securities Act; or (ii) in the United States pursuant to the resale provisions of Rule 145 under the U.S. Securities Act. Rule 145(d)(1) generally provides that affiliates may sell the COGNICASE Shares they receive pursuant to the Amalgamation if such COGNICASE Shares are sold pursuant to volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding shares of COGNICASE or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that sales be made in unsolicited, open market "broker transactions". Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of COGNICASE after a period of one or two years, depending upon whether information continues to be publicly available with respect to COGNICASE.

Under Rule 904 of Regulation S, persons who are not affiliates of COGNICASE (or who are affiliates of COGNICASE solely by virtue of holding a position as an officer or director of COGNICASE) may sell COGNICASE Shares outside of the United States without registration under the U.S. Securities Act if no "directed selling efforts" (as defined in Rule 902 of Regulation S) are made by the seller or any of its affiliates or any person acting on their behalf, no offer is made to a person in the United States, and either (i) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on behalf of the seller reasonably believes the buyer is outside the United States; or (ii) the transaction is executed in, on or through the facilities of the TSE and neither the seller nor any person acting on behalf of the seller knows that the transaction has been pre-arranged with a buyer in the United States. In the case of sales by a person who is an officer or director of COGNICASE and is an affiliate of COGNICASE solely by virtue of holding that position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as agent. The conditions set forth under Rule 903 under Regulation S apply to resales by persons who are affiliates of COGNICASE other than by virtue of holding a position as an officer or director of COGNICASE.

Persons who may be deemed to be "affiliates" of an issuer as defined under the U.S. Securities Act generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the issuer and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

ATS Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Stock Exchange Listings and Status as a Reporting Issuer

The COGNICASE Shares are listed on the TSE and the Nasdaq National Market. Application will be made to the TSE and, to the extent required, the Nasdaq National Market, to approve the listing of the COGNICASE Shares to be issued in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that such approval be granted.

COGNICASE is a reporting issuer in each of the provinces and territories in Canada where such concept exists and is subject to continuous disclosure obligations in connection therewith. COGNICASE is also subject to continuous disclosure obligations under the U.S. Exchange Act. ATS Shareholders who acquire COGNICASE Shares in connection with the Amalgamation will be entitled to receive all financial and other continuous and timely disclosure materials that are sent to holders of COGNICASE Shares.

The ATS Shares are listed on the CDNX. As soon as possible after the Effective Date, the ATS Shares will be delisted from that exchange.

Following the Effective Date, it is also intended that an application will be made to the applicable securities regulatory authorities in Canada where ATS is a reporting issuer for an order deeming ATS to no longer be a "reporting issuer" for the purposes of applicable securities legislation. As a result, ATS will no longer be subject to the continuous disclosure and other obligations currently imposed upon it as a reporting issuer under such legislation.

EFFECT OF THE AMALGAMATION UPON SHAREHOLDERS

If the Amalgamation becomes effective, ATS Shareholders (other than ATS Dissenting Shareholders) will receive (i) cash and COGNICASE Shares; or (ii) COGNICASE Shares only, pursuant to the Amalgamation Agreement. ATS Shareholders must file the Election to receive in exchange for ATS Shares: (a) the Mixed Share Payment; or (b) the COGNICASE Share Payment for each ATS Share. Following the Amalgamation, Amalco will become a wholly-owned subsidiary of COGNICASE. For additional detail see "Details of the Amalgamation, Transaction Agreement - Principal Terms".

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to section 181 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the Amalgamation must be approved by the requisite percentage of the ATS Shareholders;

2. all conditions precedent to the Amalgamation, as set forth in the Transaction Agreements, must be satisfied or waived by the appropriate party; and

3. the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

ATS Shareholder Approval

The ATS Special Resolution must be approved by at least 66-2/3% of the votes cast by ATS Shareholders, voting as a class, present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the ATS Special Resolution authorizes the ATS Board, without further notice to or approval of the ATS Shareholders, subject to the terms of the Amalgamation, to amend the Amalgamation Agreement, to decide not to proceed with the Amalgamation, and to revoke such ATS Special Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. See Appendix "D" to this Information Circular for the full text of the ATS Special Resolution.

Timing

The Amalgamation will become effective upon the filing of the Articles of Amalgamation with the Registrar. If the Meeting is held, the ATS Special Resolution is approved and all other conditions specified in the Transaction Agreements are satisfied or waived, ATS expects the Effective Date will be March 15, 2002. The Effective Date could be delayed, however, for a number of reasons.

Exchange of Certificates

The Transmittal and Election Form containing instructions with respect to the surrender of certificates representing ATS Shares has been forwarded together with this Information Circular to ATS Shareholders for use in exchanging their certificates for cash and/or COGNICASE Shares. Upon surrender of a properly completed Transmittal and Election Form together with certificates representing ATS Shares to the Depositary, a cheque and/or certificates representing COGNICASE Shares will be issued and delivered to each such former ATS Shareholder.

If an ATS Shareholder (other than an ATS Dissenting Shareholder) fails to deliver to the Depositary on or before the Election Deadline a duly completed and executed Transmittal and Election Form advising of his Election together with the share certificates representing the ATS Shares subject to the Election, such ATS Shareholder shall be deemed to have elected to receive the COGNICASE Share Payment.

Any use of the mail to deliver the Transmittal and Election Form and certificate for ATS Shares is at the risk of the ATS Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the ATS Special Resolution is not adopted at the Meeting or the Amalgamation is not otherwise completed, the share certificates received by the Depositary will be returned to the appropriate ATS Shareholder.

COGNICASE ACQUISITIONCO

COGNICASE Acquisitionco is a wholly-owned subsidiary of COGNICASE and was incorporated under the ABCA on February 5, 2002. COGNICASE Acquisitionco's sole purpose is to facilitate the Amalgamation. As at the date hereof, COGNICASE Acquisitionco has no assets, other than a nominal amount of cash, and has no liabilities or obligations other than under the Amalgamation Agreement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to ATS, the following summary fairly describes the principal Canadian federal income tax consequences under the Canadian *Income Tax Act* (the "Tax Act") of the Amalgamation and the redemption of Amalco Preferred Shares generally applicable to an ATS Shareholder who, for purposes of the Tax Act and at all relevant times, holds the ATS Shares, Amalco Preferred Shares and COGNICASE Shares as capital property and deals at arm's length with ATS and COGNICASE. Generally speaking, shares will be considered to be capital property to a holder provided the holder does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

Certain ATS Shareholders who might not otherwise be considered to hold their ATS Shares, Amalco Preferred Shares and COGNICASE Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) an ATS Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an ATS Shareholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) an ATS Shareholder that is a "specified financial institution" as defined in the Tax Act. This summary is also not applicable to holders of ATS Options. Any such ATS Shareholder and ATS Optionholder should consult its own tax advisor with respect to the Amalgamation.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof and counsel's understanding of the current published administrative policies of the Canada Customs and Revenue Agency ("CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the Amalgamation. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any ATS Shareholder, and no representations with respect to the income tax consequences to any ATS Shareholder are made. Consequently, ATS Shareholders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

The following summary is generally applicable to an ATS Shareholder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

The Amalgamation

An ATS Shareholder who, on the Amalgamation, exchanges ATS Shares for COGNICASE Shares or a combination of COGNICASE Shares and Amalco Preferred Shares, as the case may be, will realize neither a capital gain nor a capital loss on the exchange. The ATS Shareholder will be considered to have disposed of the ATS Shares for proceeds of disposition equal to the holder's adjusted cost base of the ATS Shares immediately before the Amalgamation and to have acquired the COGNICASE Shares or the combination of COGNICASE Shares and Amalco Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where COGNICASE Shares and Amalco Preferred Shares are received by the ATS Shareholder on the exchange, the aggregate cost must be allocated between the COGNICASE Shares and the Amalco Preferred Shares in proportion to their respective fair market values immediately after the Amalgamation.

For purposes of determining a holder's adjusted cost base of COGNICASE Shares acquired in exchange for the ATS Shares on the Amalgamation, the cost of such shares, determined as described above, will be averaged with the ATS Shareholder's adjusted cost base of all other COGNICASE Shares held by the ATS Shareholder as capital property immediately before the acquisition.

Redemption of Amalco Preferred Shares

On the redemption of Amalco Preferred Shares received by an ATS Shareholder on the Amalgamation, the ATS Shareholder will be considered to have disposed of such shares for proceeds of disposition equal to $0.43 per share and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Shareholder's cost of the Amalco Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of an ATS Shareholder's Amalco Preferred Shares, on the basis that ATS and COGNICASE Acquisitionco have advised that the aggregate paid-up capital of the Amalco Preferred Shares will be equal to the aggregate redemption amount of the Amalco Preferred Shares.

Disposition of COGNICASE Shares

On the disposition of COGNICASE Shares, a holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of the COGNICASE Shares so disposed.

Taxation of Capital Gains and Losses

An ATS Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of the Amalco Preferred Shares or COGNICASE Shares, as the case may be, will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

If the ATS Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the shares or in the case of a disposition of shares received on the Amalgamation, on the shares exchanged therefor, in accordance with detailed provisions of the Tax Act in that regard. ATS Shareholders should consult their tax advisers for specific information regarding the application of these provisions.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3 % refundable tax on certain investment income, including taxable capital gains. The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Dissenting Shareholders

Under the current administrative practice of the CCRA, ATS Shareholders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their ATS Shares for proceeds of disposition equal to the amount paid by Amalco to them for such ATS Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such ATS Shares. Any interest awarded to a dissenting ATS Shareholder will be included in the dissenting ATS Shareholder's income.

Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisers in this regard.

Non-Residents of Canada

The following summary is generally applicable to an ATS Shareholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the ATS Shares, Amalco Preferred Shares or COGNICASE Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

Realization of Capital Gains (or Capital Losses)

A Non-Resident Holder will not realize a capital gain (or capital loss) on the disposition of the Non-Resident Holder's ATS Shares on the Amalgamation. A Non-Resident Holder will realize a capital gain (or capital loss) on the redemption of Amalco Preferred Shares or the disposition of the COGNICASE Shares, which are received by the Non-Resident Holder on the Amalgamation, to the same extent, and computed in the same way, as described above for a resident of Canada in respect of the same transactions.

Canadian Taxation of Capital Gains

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the redemption of Amalco Preferred Shares or the disposition of COGNICASE Shares, as the case may be, unless the shares so disposed of are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder.

Generally, such shares of a Non-Resident Holder will not be "taxable Canadian property" of the Non-Resident Holder unless, at any time during the sixty (60) month period immediately preceding the disposition, 25% or more of the issued shares of any class of the relevant corporation were held by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with persons with whom he did not deal at arm's length. For this purpose, a person will be considered to own any shares in respect of which such person has an interest or option or other right to acquire. Amalco Preferred Shares and COGNICASE Shares received on the Amalgamation will be "taxable Canadian property" of the Non-Resident Holder if the ATS Shares exchanged therefor were "taxable Canadian property". In addition, the Amalco Preferred Shares will be "taxable Canadian property" if, as a consequence of the Amalgamation, 25% or more of all Amalco Preferred Shares issued on the Amalgamation belong to the Non-Resident Holder, persons with whom he does not deal at arm's length, or the Non-Resident Holder together with persons with whom he does not deal at arm's length, or if the redemption of the shares is not carried out within 60 days of the Amalgamation. Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their Shares are or may be "taxable Canadian property" or if they contemplate electing to receive Amalco Preferred Shares on the Amalgamation.

Dissenting Shareholders

Where Non-Resident Holders receive interest consequent upon the exercise of their dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

RIGHT OF DISSENT

The following description of the rights of ATS Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by an ATS Dissenting Shareholder who seeks payment of the fair value of such Holder's ATS Shares and is qualified in its entirety by the reference to the full text of section 191 of the ABCA which is attached to this Information Circular as Appendix "E". A registered ATS Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section. Failure to strictly comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Holder is entitled, in addition to any other right such Holder may have, to dissent and to be paid by ATS the fair value of the ATS Shares held by such Holder in respect of which such Holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such Holder dissents was adopted. A Holder may dissent only with respect to all of the ATS Shares held by such Holder or on behalf of any one beneficial owner and registered in the ATS Dissenting Shareholder's name. **Only registered Holders of ATS Shares may dissent. Persons who are beneficial owners of ATS Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such ATS Shares. A registered Holder, such as a broker, who holds ATS Shares as nominee for beneficial Holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the ATS Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of ATS Shares covered by it.**

A Shareholder must send to ATS a written objection to the ATS Special Resolution, which written objection must be received at the registered office of ATS before the Meeting or by the Chairman of the Meeting at or before the Meeting. An ATS Shareholder wishing to exercise the right to dissent with respect to such Holder's ATS Shares, shall not vote the Holder's ATS Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the ATS Special Resolution. An application may be made to the Court by ATS or by an ATS Dissenting Shareholder to fix the fair value of the ATS Dissenting Shareholder's ATS Shares. If such an application to the Court is made by ATS or an ATS Dissenting Shareholder, ATS must, unless the Court otherwise orders, send to each ATS Dissenting Shareholder a written offer to pay the ATS Dissenting Shareholder an amount considered by the Board of Directors of ATS to be the fair value of the ATS Shares. The offer, unless the Court otherwise orders, will be sent to each ATS Dissenting Shareholder at least ten days before the date on which the application is returnable, if ATS is the applicant, or within ten days after ATS is served with notice of the application, if an ATS Shareholder is the applicant. The offer will be made on the same terms to each ATS Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

An ATS Dissenting Shareholder may make an agreement with ATS for the purchase of such Holder's ATS Shares in the amount of the offer made by ATS (or otherwise) at any time before the Court pronounces an order fixing the fair value of the ATS Shares.

An ATS Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the ATS Shares of all ATS Dissenting Shareholders who are parties to the application, giving judgment in that amount against ATS and in favour of each of those ATS Dissenting Shareholders, and fixing the time within which ATS must pay that amount payable to the ATS Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each ATS Dissenting Shareholder calculated from the date on which the ATS Shareholder ceases to have any rights as an ATS Shareholder, until the date of payment.

On the Amalgamation becoming effective, or upon the making of an agreement between ATS and the ATS Dissenting Shareholder as to the payment to be made by ATS to the ATS Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the ATS Shareholder will cease to have any rights as an ATS Shareholder other than the right to be paid the fair value of such Holder's ATS Shares, in the amount agreed to between ATS and the ATS Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the ATS Shareholder may withdraw its dissent, or ATS may rescind the ATS Special Resolution, and in either event the dissent and appraisal proceedings in respect of that ATS Shareholder will be discontinued.

ATS shall not make a payment to an ATS Dissenting Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that ATS is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of ATS would thereby be less than the aggregate of its liabilities, or if on the Effective Date the ATS Dissenting Shareholder is not the owner of the subject ATS Shares. In such event, ATS shall notify each ATS Dissenting Shareholder that it is unable lawfully to pay ATS Dissenting Shareholders for their ATS Shares, in which case the ATS Dissenting Shareholder may, by written notice to ATS within 30 days after receipt of such notice, withdraw such Holder's written objection, in which case ATS shall be deemed to consent to the withdrawal and such ATS Shareholder shall be reinstated with full rights as an ATS Shareholder, failing which such ATS Dissenting Shareholder retains a status as a claimant against ATS to be paid as soon as ATS is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of ATS but prior to its shareholders.

All ATS Shares held by ATS Dissenting Shareholders will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to COGNICASE in exchange for such fair value or will, if such ATS Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to COGNICASE in exchange for COGNICASE Shares or cash, as applicable, on the same basis as all other ATS Shareholders.

EXPENSES OF THE AMALGAMATION

ATS' costs to be incurred relating to the Amalgamation including, without limitation, accounting and legal fees, financial advisor fees, soliciting dealer fees, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting, but excluding employee termination costs, are estimated to be approximately $750,000.

PART III - INFORMATION RESPECTING ATS

GENERAL

Applied Terravision Systems Inc.

ATS was incorporated under the *Companies Act* (Alberta) as 124296 Resources Ltd. on September 11, 1978 and was continued under the *Business Corporations Act* (Alberta) by articles of continuance on December 20, 1982. The Corporation changed its name to Coles Nikiforuk Pennell Data Systems Inc. on September 30, 1986 and commenced active operations. On October 1, 1988, the Corporation changed its name to Applied Terravision Systems Inc. Effective April 20, 1989, the Corporation amended its articles to change the maximum number of ATS Shares that the Corporation is authorized to issue from 20,000 to an unlimited number, and to subdivide the issued ATS Shares from 480 ATS Shares to 850,000.

Effective January 24, 1994 the Corporation amended its articles to, among other things, allow the board of directors of the Corporation to, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, provided that the number of additional directors shall not exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

Effective May 8, 1997 the Corporation amended its articles to, among other things, remove restrictions applicable to private companies and to create a class of preferred shares.

On September 30, 2000, the Corporation amalgamated with Triangle Energy Corporation, a wholly-owned subsidiary of the Corporation.

On September 30, 2001, the Corporation amalgamated with Acdat, Allmark Inc., Ptarmigan Consolidated Ltd., and Kel-Jen and Business Systems Ltd., wholly-owned subsidiaries of the Corporation.

The Corporation's principal and head office is located at Suite 900, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6 and its registered office is located at 3100, 324 - 8th Avenue S.W., Calgary, Alberta, T2P 2Z2. The Corporation and its subsidiaries currently employ 265 full time employees and utilize the services of 33 persons on a contract basis.

The ATS Shares trade under the symbol "TER" on the CDNX.

ATS has two wholly-owned subsidiaries, ATSI and PES. ATSI was incorporated in the State of Texas on November 27, 1990 for the purpose of conducting business activities in the U.S. On September 30, 2001, ATSI amalgamated with Artesia and PetroComp, wholly-owned subsidiaries of ATSI.

The corporate structure of ATS is as follows:


Applied Terravision Systems Inc.
(Alberta, Canada)
100%
Applied Terravision Systems, Inc.
(Texas, U.S.A.)
Ptarmigan Energy Services Inc.

BUSINESS OF ATS

General

ATS provides a comprehensive range of solutions including proprietary enterprise e-Solutions focusing on the Application Service Provider (ASP) and Business Function Outsourcing (BFO) delivery models designed to generate measurable bottom-line results for its clients.

Founded in 1986, ATS began as a software provider, offering highly specialized land and accounting applications to petroleum companies. Since then, ATS has grown in both size and scope, providing a wide spectrum of software solutions for the petroleum and trust management industries.

During that time, ATS also moved beyond providing software products, to offering the consulting and business services that client's need to create greater efficiencies and maximize the return from their IT investments. Today, management of ATS believes that ATS is recognized as a company that comprehensively covers both the U.S. and Canada, providing innovative solutions that range from software and ASP to outsourcing and IT consulting. In the view of ATS management, in terms of solutions and geography, no other company in North America surpasses ATS' offering and expertise.

The ATS customer base includes over 700 companies worldwide. ATS solutions and services are used by an array of industries, including petroleum, government, financial institutions, and universities and foundations.

History

Shortly after its inception in 1986, ATS began developing the first modules of an integrated suite of oil and gas production and resource ownership software solutions. At this time, the majority of oil and gas producers were using non-integrated geo-technical, ownership, production and financial accounting systems based on proprietary or closed operating systems. Client server technology was not prominent in the industry and the use of relational computer databases was limited.

In the early 1990s, the oil and gas industry moved rapidly toward client server technology and open relational database systems creating a favorable market for ATS products. In order to move quickly toward its goal of providing a fully integrated suite of products, ATS pursued a program of select strategic partnerships and alliances with companies who had complementary products. One of these alliances ultimately resulted in the acquisition in 1995 of MJ Software. MJ Software contributed Wolfpac and Allmark, along with a strong support organization to the ATS product line. In 1996, ATS acquired Sigma Consultants Inc. ("Sigma"). Sigma contributed joint interest facilities information software to ATS' product line.

On January 1, 1997, ATS acquired the shares of Triangle Ernst & Young (E & Y) including the Triangle production accounting and EYES financial accounting and land systems. The EYES system was very successful in the marketplace in the mid-90's adding some very large clients. ATS re-instated the development and marketing of the financial accounting application. In January of 2001, EYES, rebranded as enVision, was launched. At the current time, enVision is deployable on Unix, NT Server and ASP (Application Service Provider) platforms with existing clients using all three alternatives.

These strategic acquisitions and partnerships laid the foundation for ATS' broad software solution suite for the Canadian marketplace and allowed for significant revenue growth. In 1997 ATS conducted its initial public offering on the Alberta Stock Exchange (now CDNX). By 1998, ATS had a client base of 300 Canadian oil and gas companies, ranging from junior to senior producers.

In 1998, ATS entered the U.S. market with the acquisition of Artesia Data Systems. Artesia, a private U.S. company based in Dallas, Texas, delivered integrated asset management software to the petroleum and trust asset industries in North America. Shortly after the acquisition, ATS' Artesia Group secured a large contract to develop and host a Trust Asset and Accounting Management System (TAAMS) for the U.S. Bureau of Indian Affairs. This agreement was the first of ATS' trust system customers and established ATS as an ASP provider. Through the Artesia acquisition, ATS became one of the largest independent providers of software products and services to the petroleum industry and trust asset industries in North America.

Through 1999 and 2000 ATS grew its ASP customer base in the U.S. and Canada. In 2000, ATS expanded its service offering by adding a team of business function outsourcing professionals to provide back-office accounting services to the petroleum and trust management sector.

Effective December 15, 1999, Applied Terravision (ATS) purchased PetroComp Systems, a division of TexSYS Corporation, a private company based in Dallas for a purchase price of $450,000 U.S. cash. PetroComp Systems is a 21-year-old Houston provider of integrated financial and operation system software to more than 200 companies.

The PetroComp acquisition made ATS the largest independent provider of software products and services to the North American petroleum industry. In addition, the acquisition strategically positioned ATS for further expansion in North America by offering an expanded range of products and services to PetroComp's existing client base; establishing a strong Houston presence complimenting its existing Dallas and Calgary offices; attracting new clients based on ATS' comprehensive suite of products and services; and providing ATS a critical mass aggregation of clients enabling ATS to further accelerate its e-business offerings.

On November 19, 2000 ATS acquired Allmark Inc. (Allmark) for the purchase price of $1.2 million cash, Allmark was a Calgary-based corporation, which provides production and revenue accounting business software to the Canadian junior upstream energy industry. The Allmark solution is designed specifically for junior oil and gas companies operating in Alberta, Saskatchewan and British Columbia and is of strategic value for ATS' 200 existing small to midsize business customers.

On April 30, 2001, ATS acquired Acdat System Services Ltd. ("Acdat") for an aggregate acquisition price of $3.0 million cash and the issue of 3,750,000 ATS Shares. Acdat's solutions offer progressive companies an efficient means of collecting, managing and reporting field production data. With the completion of the acquisition of Acdat, ATS is the only company with a production management solution that starts at field data capture and ends with the financial statements. The combined power and strategy of the merged companies in conjunction with future development of Acdat software with ATS production/ revenue accounting suite will provide the petroleum industry with a leading Production Management solution. ATS' newest offering, PM3, will serve the needs of both production operations and financial accounting from a single data source.

On July 25, 2001 ATS announced the formation of a joint venture business function outsourcing company with Westwin Energy I Limited Partnership (Westwin) and KBC, LLC, (KBC) both of Midland, Texas. The three organizations have joined together to form Basin Financial Resources LLC (BFR), a business function outsourcing company serving the Permian Basin oil and gas industry. Each company has contributed resources of personnel, investment funds and marketing efforts to Basin Financial Resources with ATS being the primary partner with 50 per cent equity ownership.

On August 2, 2001, ATS acquired Ptarmigan Energy Services Inc. ("Ptarmigan") for the aggregate purchase price of $1.2 million cash and the issue of 1,313,198 ATS Shares. Ptarmigan is Canada's largest independent provider of production, revenue and royalty accounting outsource and consulting services to the oil and gas industry. Ptarmigan provides experienced expert staff to manage production revenue accounting data for oil, gas, gas products and associated royalties as well as regulatory compliance. The addition of Ptarmigan's solutions and services contributes significantly to achieving ATS' business goal of being the leading provider of systems and business function outsourcing services to the petroleum industry. Combined with Ptarmigan's services and critical mass of production accountants ATS provides clients an integrated accounting and lease administration Business Function Outsourcing solution.

Outsourcing and ASP

ATS Outsource

By partnering with ATS, customers are able to outsource key back-office processes such as accounting, production and revenue accounting and lease administration functions. ATS' outsourcing team is highly trained and well versed in every area of back-office administration. By outsourcing various back-office functions, customers can immediately realize a number of benefits. The overhead, operating costs and associated risks that accompany growth can be minimized. Customers gain a trusted partner who can keep them abreast of legal, regulatory and compliance issues. But most importantly, they are totally relieved of a host of cumbersome administrative tasks, and can instead focus time and energy on operations which create strategic value for the firm.

Companies who opt to outsource their processes can be based anywhere in the world and can have numerous office locations. Web-enabled products can be accessed by anyone with proper security, anywhere.

By combining ATS' technologically advanced proprietary e-solutions, process improvements and experienced personnel, ATS can reduce and better control client general and administrative costs. By maximizing the experience and efficiencies of our BFO centers, ATS can process client back-office functions with fewer personnel. These economies of scale provide clients with a reduced and more predictable cost model than what could have been achieved internally.

ATS's BFO clients may take advantage of a wide range of services that would have been economically unattainable if deployed in an in-house environment. This allows ATS' customers to confidently expand into new business areas without having to address infrastructure questions whether the organization can support an expansion and how much it will cost to do so.

Specialized back-office services include provincial, state and federal regulatory reporting, MMS capabilities, offshore accounting expertise and partnership accounting.

In the technology area, additional benefits include imaging and workflow for a high-volume transaction processing environment, disaster recovery services and performance guarantees.

ATS ASP

ATS' ASP solutions help clients support growth, enhance productivity and increase cost-efficiency. With this highly effective delivery system, customers can minimize the up-front costs often associated with enterprise applications, and maintain IT systems for an affordable and predictable monthly fee. By accessing applications through a web browser, much of the time and expense associated with installing, integrating and continually maintaining costly computer infrastructures is eliminated. Since the data resides securely within one integrated system, the information accessed is always accurate, consistent and timely.

A hosted system can quickly incorporate new users and new modules--bypassing the time and expense involved with an in-house implementation. This is important to organizations growing by functional area (lease administration, for example) or with a need to bring more functions (including document management) online quickly.

Because ATS's ASP Center provides greater flexibility than in-house implementations, it appeals to large organizations undergoing frequent reorganizations as a result of mergers and acquisitions. It combines the capability of extensive systems functionality required for large businesses with the ability to rapidly change direction.

Equate the ASP to the traditional client-server model, except that the server is at the ASP data center, and the client is essentially nothing more than a Web browser. The ASP's job is to ensure the system is available and to keep the customer's data safe and secure. In all of these activities--hardware and software provisioning, disaster recovery services, professional IT staffing--the ATS ASP maximizes the benefits of its investment and affords client companies with significant value, achieved only through economies of scale. By obtaining volume discounts on hardware and software, spreading fixed infrastructure costs and securing top IT personnel, ATS can offer significant value – from a services offering and a cost savings standpoint.

Software Solutions

ATS' state-of-the-art applications blend sophisticated technology with the practicality and efficiency needed to run an enterprise. For nearly two decades, ATS has been a leading provider of land management, production and accounting software, offering a breadth of solutions that in management's view is unmatched in the industry. During that time, ATS listened closely to its customers, continually modifying its products to meet their clients' needs and to address industry trends. As a result, ATS has established a complete offering of products that effectively address the needs of petroleum and trust management firms. For clients with highly unique needs, ATS' product development team can design customized solutions to their clients' exact specifications.

ATS software solutions include:

ESolutions
Enterprise & Financial Systems
Production Systems
Land Systems & Applications
Asset & Trust Management

ESolutions

ATS TEAM

TEAM is a web-based tracking system that brings all client team members closer together, giving clients greater efficiency, higher accountability and improved customer relations. In addition, it is a cross-platform solution that integrates with client's existing ERP systems to produce improved property administrative workflow for division order management. TEAM monitors every phase of the process, delivers consistent standards, and tracks target dates. TEAM is integrated with the Artesia system to effectively manage division orders, revenue distribution and joint interest billing decks.

ATS chose the Lotus Domino environment for the TEAM system for its integrated application services such as security and workflow. ATS was able to optimize the platform for quick delivery of the collaborative Web-based application TEAM.

ATS Reports

ATS has developed a comprehensive solution for publishing business data to the Web in the form of rich interactive pages. ATS Reporting automates the generation of high-value, structured business information and delivers it as a seamlessly integrated component of client ATS solution. The viewing facilities enable users to access rich personalized interactive content that is seamlessly integrated with Horizon or from a client website. The analysis component of ATS Reporting enables users to interactively analyze information on all Web content delivered by the reporting system. The ATS Reporting Server scales to meet the needs of today's demanding e-Business applications. The server is capable of handling up to a million hits per day per CPU. Users can view and interact with the on-line reports using browsers without any applets or plug-ins, making internet deployments to large user populations simple. Interactive features searches content navigation and searching are handled by the server, resulting in efficient network bandwidth usage and unparalleled response times and performance.

Online statements not only reduce the time and expense it takes to communicate the information, but are highly interactive when implemented as Web-based reports, delivering a richer user experience.

E-Transaction Exchange

Through a partnership with Oildex, ATS can provide its customers the ability to electronically receive transactions, generated from invoices, joint interest billing statements and revenue receipts, over the internet.

Invoice Connect™, JIB Connect™ and CheckStub Connect™ are internet-based software applications that are easily accessed through a Web browser.

Invoice Connect™ gives a client company the ability to receive, review and seamlessly import invoices into client existing in-house accounting system. The software is accessed through a Web browser and resides on Oildex servers in a secure network operation center. It is maintained and revised at its central servers. This eliminates the cost and IT resources needed to load the software onto client in-house system.

JIB Connect™ gives a client company the ability to automate the receipt and transmittal workflow of JIBs.

CheckStub Connect™ gives a client company the ability to receive GE CDEX information for allocating revenue while reducing time spent inputting data and increasing the degree of accuracy. It automates the approval workflow between client home office and field locations as well

Enterprise & Financial Systems

ATS provides a complete North American enterprise solution for energy companies in the United States and Canada.

Through its two U.S. financial accounting systems, ATS can offer a solution to meet virtually any financial system business requirement. The Artesia system is an advanced ERP system, which includes all of the components necessary for U.S. and international financial and joint-venture accounting, budgeting and corporate planning. PetroComp Payout is an online system for financial management of oil/gas operations for the small operator or individual investor.

For the Canadian marketplace, ATS also provides solutions to meet the needs of Senior Producers and the Junior Producer. enVision is an advanced modular system for large organizations which includes all of the components necessary for Canadian financial and joint-venture accounting, budgeting and corporate planning. Wolfpac is the market-leading PC-based financial accounting package for the junior Canadian oil and gas company.

Production Systems

ATS, in both Canada and the USA, offers a production management solution that starts with field data capture, production accounting and revenue and ends at the financials.

The ATS suite of production management solutions for field data capture include PVR (Production Volume Reporting), GFR (Gas Facilities Reporting), and CNS (Contracts & Nominations System). These applications provide business solutions for company stakeholders involved with Field Operations, Engineering, Exploitation, Production Accounting, Financial Accounting, Information Technology, Marketing and Corporate Reporting.

For the Canadian marketplace, ATS provides production accounting solutions to meet the needs of any size producer, from large integrated, to junior and emerging producers. ATS' products, including Triangle and Allmark, and its production accounting services, including consulting and outsourcing through the ATS Outsource group, manage corporate information from the moment it is captured in the field, through the business processes that deliver financial results to corporate managers and the investment community.

Triangle meets the needs of oil and gas companies looking for one application that offers full production and revenue accounting features for Canada's four Western Provinces and the Northwest Territories. ATS Allmark is a PC-based production and revenue accounting application for junior oil and gas companies operating in Alberta, Saskatchewan, and British Columbia. Both are capable of receiving information from PVR via import files.

Through its two U.S. production accounting and management systems, ATS offers a solution that meets virtually any business requirement. The Artesia suite includes integrated production and revenue distribution modules. PetroComp Pactman automates all aspects of calculating production, reconciling purchaser run tickets, verifying statements, generating management reports, and fulfilling state and federal regulatory reporting requirements for the small operator.

Land Systems & Applications

ATS provides a complete North American enterprise solution for energy companies in the United States and Canada.

Through its two U.S. lease management systems, ATS can offer a solution to meet virtually any business requirement. ArtesiaLand is a complete document processing and decision management tool utilized by more than 30 U.S. mid to large-sized petroleum companies' lease records divisions. PetroComp Land is a sophisticated, yet easy-to-use system for managing oil and gas leases and other fee properties for small and mid-sized petroleum companies. Terravision MAP gives users of both systems the ability to query, display and report on lease and contract details in a graphical map environment.

Landman is a fully integrated lease/contract management system for the Canadian petroleum company. The largest landholders in Canada consider Landman a significant asset in managing the properties that form the core of their business. The JIFI (Joint Interest Facilities Information) System supports the entire life cycle of a facility from the initial Authorization for Expenditure to operation. JIFI will help clients store, prepare, cross-reference, and analyze these agreements in a user-friendly database that authorized users in client company can access.

ATS PetroDocs is an application that creates standard CAPL and PASC documents. It features a control commentary that highlights any modifications to the standard form for greater clarity and certainty of terms, while centralizing online document creation, storage and administration. ATS PetroDocs is poised for future integration with existing standard industry land systems.

Asset & Trust Management

With the advent of ATS' asset management suite of products, clients can focus efforts on increasing the value of the asset base, rather than spending time trying to access information about it. The Asset management suite of products collects and processes business information across functional boundaries, bringing new opportunities to light and eradicating the fragmentation of systems and data that so often impede informed decisions.

ATS's Preview suite combines three powerful modules - volumetric reserves, decline analysis/material balance, and economics analysis to provide clients with the most powerful and comprehensive set of asset management tools available for the oil and gas industry.

ATS InterestWell provides a central repository for corporate well data. It is flexible, dynamic, and tailored to meet client needs while ensuring data integrity in a secure environment. ATS InterestWell provides for efficient administration and modification of business processes by offering customized notification to recipients clients define.

ATS InterestWell is a single-source corporate repository for proprietary well data, which offers leading edge companies a number of important benefits. It is a solution that houses information critical to the integrity of corporate results and which services multiple departments within one company.

TAAMS

The United States Department of Interior, Bureau of Indian Affairs (BIA) dramatically endorsed our expansion into the trust asset management industry in December 1998 when it awarded ATS its Trust Asset and Accounting Management System project. The essence of the TAAMS initiative is the enhancement of trust asset and management function of the BIA that is at the heart of the BIA's responsibilities to Native American Tribes.

One of the largest fiduciary managers of oil and gas properties in the world further confirmed ATS' ability to meet the needs of the trust asset management industry by selecting its Trust Accounting Management System for its Private Bank Professional Services Division. This five-year contract will see ATS meeting the requirements associated with managing thousands of trust and industry accounts for its customers.

In addition to government and banking, ATS provides other business segments, with similar trust asset management requirements, with our enterprise solutions. These organizations include universities, foundations and trust companies. ATS will continue our expansion into this untapped niche market with innovative solutions designed to meet unique business requirements.

ATS Services

From front-end consulting and planning, to integrating and to managing client ATS solutions, ATS has the depth and experience to respond to client unique challenges and opportunities.

With trained and experienced consultants and tailored methodologies for implementations, upgrades, and optimizations, ATS serves clients with well-defined roadmaps and packaged consulting services.

IT Strategy and Planning

ATS technical consultants can ensure that the ATS system at the client site -- hardware, networks, and databases as well as applications -- is finely tuned for maximum performance. Services include capacity planning, configuration management, performance optimization, system upgrades, and migration services.

Project Management & Implementation

ATS provides organized, flexible steps to help clients move efficiently through client ATS implementation life cycle, linking specific deliverables to every identified task. The deliverable-based approach defines how internal, external, and time-sensitive business events are handled, and ties each event to how client business and systems processes need to respond. This allows client company to gain an accurate enterprise-wide understanding of the range of business requirements to be met by the final solution. Services include project management, pre-installation planning, database set-up, installation, data conversion and post-installation follow-up.

Custom Development and Programming

ATS can provide custom-developed solutions specifically designed to suit client unique environment. ATS' development teams work with client staff to understand the particular business and technology issues at hand. ATS then architects, builds, implements, and supports client applications. ATS's senior architects design software systems using structured, object-based methodologies that include requirements definition, functional specification, design documentation, quality assurance planning, beta test management and release management

Systems Integration

ATS believes information should only be entered once, then shared electronically with other applications requiring the same information. ATS' services create bridges that enable diverse software applications to integrate and work together with ATS solutions.

ATS Instruct

Technology means very little unless the people using it know how to get the maximum performance from it. ATS' training is a vital part of any implementation. Customers realize the greatest benefit from ATS solutions when the staff has a deep understanding of how ATS solutions make their tasks easier and contribute to the overall success of the organization. ATS' educational programs are designed to meet immediate requirements, and can be delivered offsite at ATS' education centers, onsite at client locations, or online via Web conferencing. ATS' extensive course offerings include basic and advanced classes on ATS software, plus advanced training on topics specific to individual jobs.

ATS Target Market

United States Market

Based on ATS' internal research, there are over 1,000 petroleum companies in the U.S. with 20 or more employees, and over 170 petroleum companies with 1000 or more employees. The main head office location for many petroleum companies in the U.S. is Houston, Texas, with approximately 25% of U.S. oil and gas production coming from Texas. Other petroleum centers are Dallas, Tulsa, New Orleans and Denver. Majors based in the U.S. are Chevron, Exxon, Mobil and Texaco. Fina, BP Amoco and Shell have large operations in the U.S. but are European based. Many of these petroleum companies also have Canadian operations with capital budgets being controlled from head offices located in the U.S. or Europe.

Canadian Market

In Canada, ATS estimates that there are 500 significant petroleum companies with their head offices located in Calgary, Alberta. Of these 500 companies, 50 percent of the total Canadian production of oil and gas comes from the 10 largest petroleum companies. Of the remaining 50 percent, the next 100 petroleum companies produce 40 percent and the remaining 300 petroleum companies produce 10 percent of the total Canadian production of oil and gas.

Competition Conditions and ATS Competitive Advantages

Management believes there is no single competitor that can supply the same range of comprehensive integrated business solutions as ATS to the Trust Asset Management Services market and petroleum industries. There are several competitors providing some of the individual software modules within the ATS' product suite. For example, Qbyte Services Ltd. (Calgary) offers products which are competitive with certain of ATS' Canadian land management and financial/administrative solution suite modules for the Canadian petroleum industry. Similarly, Paradigm Technologies (Denver) competes with certain of the Dallas based financial accounting software modules for select segments of the U.S. based petroleum industry clients.

Management believes its competitive advantage of providing a broad range of solution suites is further enhanced by ATS' ability to provide these solutions via ATS' ASP and BFO delivery models. ATS' employees have strong ownership/financial data backgrounds enabling them to better understand the customer's needs and hence develop more effective software solutions to meet these needs.

Industry Overview (Petroleum)

The North American upstream and midstream petroleum industry continues to go through transition. Opportunities and threats for ATS within this vertical include softer commodity prices, increasing geographic diversification for exploration and production activity, ongoing activity in junior/emerging segment, continued industry consolidation, maturation of the IT industry and competitive marketplace, and slow adoption of new technologies and business models.

The current economic downturn/recession has negatively impacted oil & gas demand. Coupled with an additional drop in jet fuel demand, a result of the September 11th terrorist attacks on the U.S., it is predicted that the petroleum commodity market will continue to remain soft.

For many of the large producers and integrated majors, the mature West Canadian Basin is not a strategic growth area for their business as they look to new frontier areas, offshore development, and global diversification to meet their exploration and production needs. This presents opportunity for applications such as field data capture/production, reserves, and wells, which remain attractive with minor modifications to accommodate geographic diversification.

Small companies continue to emerge at the low end of the market and a number of the junior producers are growing rapidly as the larger producers divest of non-core assets to pursue other markets. Solutions that minimize cost and risk, and are easy to implement quickly are well received by this segment of the market. This represents a continuous stream of new opportunities for our small business unit (SBU) offering– Wolfpac, Allmark, Landman, Production BFO in Canada, and PetroComp and BFO in the US. There is a significant revenue opportunity for the marketing of a single, well-packaged suite of software and services for this segment.

Although not at the same speed of this previous year, the exploration and production industry continues to consolidate through mergers and acquisitions. The anticipated result is shrinkage or net loss of traditional software maintenance revenue streams and reduced opportunities for large implementation projects. An increasing trend in industry consolidation is the entry of large American producers. Trends and policies originating out of the U.S will increasingly influence Canadian IT decisions.

The market for our traditional solutions (financial management, production accounting, asset management), as well as competitive systems, in the mid- to large and integrated end of the production scale is mature and stagnant. There is little product differentiation between competing offerings. Functionally, there is little reason for a company to switch vendors, except in isolated cases where systems are technologically old and at risk of retirement. The local IT industry has felt the ripple effects of the dot-com crash and is going through a reorganization as it matures. The large IT service firms, consulting houses, and e-business firms seem to be reorganizing and restructuring and many of the smaller IT/IS firms have a questionable future. Conversely, client-side senior executives continue to become more sophisticated regarding IT decisions and demand a greater value to business functions or returns from their IT investments.

Outside of the large integrated exploration and production companies, much of the North American petroleum industry continues to take a wait-and-see approach to concepts such as the ASP business model and e-Business. There has been a considerable amount of analysis, but few real decisions in this "early adopter" phase of the market. This portion of the market may still gain momentum, particularly as customers look to integrate their business processes with those of their suppliers and partners.

Sales and Marketing

During the fiscal year ended September 30, 1999 ATS expanded into new markets, new technologies and the world of e-Business. ATS management believes it has positioned the company - technologically and strategically - to deliver business process improvement software, and services that utilize the power of the Internet and e-business-to-business relationships, to its 700+ customers, strategic partners, and the marketplace at large.

ATS currently employs 10 people directly involved in sales and marketing located in Dallas, Houston and Calgary. ATS' Dallas, Houston and Calgary office staff are organized to directly serve clients in Western Canada and the U.S. Gulf Coast. In addition, the Calgary and Dallas operations are organized to serve North American and international clients related to the specific solution suites installed at the non-local client sites. International sales are pursued through distribution arrangements with value added resellers. Although the internet is used to attract and qualify potential sales leads, ATS ultimately meets with its clients in person in order to fully understand their requirements and recommend the appropriate ATS solution.

A number of sales tools are used in ATS' sales process including an internet home page, product literature, customer testimonials and software demonstrations. In addition, ATS attends industry trade shows and presents discussion papers as part of its marketing efforts.

The Corporation has found that the sale of one solution in the ATS application suite can be leveraged into sales of additional ATS solutions to the same customer. The scope of the ATS product line is designed to allow smaller customers to easily migrate to more sophisticated ATS solutions as the customer grows.

ATS also leverages its marketing and sales initiatives through marketing agreements with certain industry leaders. See "Corporate Strategy - Select Alliances and Partnering."

Employees

ATS currently employs 159 staff in its Calgary office and 116 staff in its Texas offices to meet the needs of its 700+ clients. Management staff total five in Calgary and three in Dallas, with a similar distribution of sales and marketing in the two jurisdictions. Research and development staff total 79 with 44 developers located in Calgary and 35 developers in Dallas and Houston. Total services and client support staff of 104 are distributed with 44 employees in Calgary and 65 employees in Dallas and Houston. Staff to support internal administration total 17, with 10 individuals in Calgary and 7 individuals in Dallas and Houston. None of the Corporation's employees are represented by a labour union or subject to a collective bargaining agreement and the Corporation believes that its relations with its employees are good.

Management believes that the future success of the Corporation is dependent on its ability to attract and retain qualified personnel. To this end, the Corporation has adopted a stock option plan and an Employee Share Purchase Assistance Program to attract, motivate and retain key employees. See "Stock Option Plan". The Employee Share Purchase Assistance Program is a program whereby the Corporation provides financial assistance in the form of a loan to employees of the Corporation or its subsidiaries to enable employees to acquire ATS Shares on the open market. The loan, which is limited to 10% of an employee's annual salary, is repayable to the Corporation by way of payroll deductions.

DESCRIPTION OF ATS SHARE CAPITAL

Common Shares

ATS is authorized to issue an unlimited number of ATS Shares, of which 39,412,462 are issued and outstanding at the date hereof. The holders of ATS Shares are entitled: (i) to dividends if, as and when declared by the board of directors; (ii) to one vote per ATS Share at any meeting of the shareholders of the Corporation; and (iii) upon liquidation to receive all assets of the Corporation as are distributable to the holders of ATS Shares.

Preferred Shares

ATS is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are currently issued and outstanding. The preferred shares have preferred rights as to the payment of dividends and as to the distribution of assets upon liquidation of the Corporation, as determined by the directors of ATS. The preferred shares may from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors who may by resolution fix from time to time before the issue thereof the designation, preferences, rights, restrictions, conditions and limitations attached to the preferred shares of each series including, without limiting the generality of the foregoing, the date of payment thereof, the redemption price and conditions of redemption, if any, conversion rights and conditions of conversion, if any, and voting rights, if any.

Warrants

In connection with the Enron Agreement, ATS issued a warrant to Enron to acquire up to 2,000,000 ATS Shares at a price of $0.85 per share on or before 4:30 p.m. (Calgary time) on September 20, 2002 and a warrant to acquire up to 1,000,000 ATS Shares at a price of $1.10 per share on or before 4:30 p.m. (Calgary time) on March 20, 2003.

CAPITALIZATION OF ATS

The following table sets forth the capitalization of ATS as at September 30, 2001.

	Authorized	As at September 30, 2001
Long term debt[1]	--	$3,855,870
Share Capital:[2][3]		
preferred shares	Unlimited	Nil
common shares	Unlimited	$34,581,119[4]

Notes:

(1) Long term debt of $3,855,870 is comprised of term loans and capital loans.

(2) Does not include 3,754,105 ATS Shares reserved for issuance upon the exercise of options pursuant to the ATS option plan.

(3) Does not include 3,000,000 ATS Shares issuable upon exercise of outstanding ATS warrants.

(4) Includes contributed surplus.

ATS MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following management's discussion and analysis is a summary of ATS' operating results for the periods indicated and should be read in conjunction with the consolidated financial statements of ATS included elsewhere in this Information Circular. It should be noted that ATS changed its income statement presentation style for the fiscal year ended September 2001 and, as such, fiscal 2000 is presented under both the new presentation style for comparative purposes to fiscal 2001 and under the old presentation style for comparative purposes to fiscal 1999.

Comparison of Year Ended September 30, 2001 and September 30, 2000

The Company

The Company generates business by providing services to upstream petroleum companies in North America and by providing services to the Trust Asset Management industry of the United States. The Company delivers its services in three distinct methods: (1) By outsourcing the business function related to the petroleum and trust clients through the Company's Business Function Outsourcing ("BFO") divisions in Canada and the United States. The revenues generated in this area relate to business services for the provision of specific business function activities as well as to ongoing minimum monthly recurring base activities relating to the contract. These services are delivered by utilizing the Company's proprietary software solutions on the Company's proprietary Application Service Provider infrastructure. (2) By delivering its software solutions to the petroleum and trust clients through the Company's Managed Service Provider ("MSP") divisions in Canada and the United States. The revenues generated in this area related to business services for the provision of software services as well as to ongoing minimum monthly recurring subscription fees for access to the Company's proprietary software. The software services from this division are delivered by utilizing the Company's proprietary Application Service Provider infrastructure. And (3) By delivering its software solutions and services to the petroleum and trust clients through the Company's Software Licenses, Maintenance and Services divisions in Canada and the United States. The revenues generated in this area related to business services for the implementation of software, the selling of software licenses as well as to ongoing minimum monthly recurring maintenance fees for enhancements to the Company's proprietary software.

Revenue

Total revenue for the year increased to a record $36.9 million, 22 percent higher than the $30.2 million recorded in fiscal 2000. Of the total revenue for fiscal 2001, Business Function Outsourcing ("BFO") revenue increased 161 percent to $3.1 million (8 percent of total revenue) from $1.2 million for fiscal 2000. Managed Service Provider ("MSP") revenue increased 47 percent to $14.0 million (38 percent of total revenue) from $9.5 million during the same period. Software Licenses, Maintenance and Services revenue decreased 3 percent to $16.1 million (44 percent of total revenue) from $16.7 million during the same period. As sales on ATS' BFO and MSP platforms increase, traditional software license fee revenue will be replaced by existing and new customers moving to a less capital-intensive recurring fee basis.

ATS' operations are divided into two main geographic regions: Canada and the U.S. In fiscal 2001, the percentage of total revenue from U.S. sources was 75 percent, with the remaining 25 percent being derived in Canada. This compares to a fiscal 2000 split of 71 percent of total revenue from U.S. sources with the remaining 29 percent being derived in Canada. This growth in revenue from U.S. sources can be attributed to the substantially larger U.S. marketplace available, not only in the petroleum industry, but also in the trust asset management industry where ATS has successfully expanded with contracts with the U.S. Bureau of Indian Affairs and the Bank of America.

Additionally, ATS' revenue can be divided into two main revenue bases: Petroleum and Trust Asset Management. In fiscal 2001, the percentage of total revenue derived from the upstream exploration and production petroleum industry was 71 percent, with the remaining 29 percent being derived from Trust Asset Management for the Public, Post Secondary Education and Banking Industries. This compares to a fiscal 2000 split of 79 percent of total revenue being derived from the upstream petroleum industry and 21 percent from Trust Asset Management. ATS' diversified operations provide greater stability to revenue streams, as the Company's customer base is not solely influenced by petroleum commodity prices.

Cost of Sales and Gross Margin

ATS' variable costs relate to the sale of hardware and third party software. During fiscal 2001, third party costs decreased 32 percent to $2.1 million from the $3.0 million recorded during fiscal 2000. Cost of sales was 6 percent of total revenue in fiscal 2001, compared to 10 percent in fiscal 2000. The decrease in the cost of sales and the increase in revenues results in a 28 percent increase in gross margin for fiscal 2001 to $34.8 million from $27.2 million in 2000.

Operating Expenses

In its ongoing efforts to improve its business, ATS continues to expand its operations to effectively service its growing client base and to further develop its product offerings. Operating expenses for fiscal 2001 have increased 31 percent to $27.0 million from $20.5 million for fiscal 2000 due in large part to the acquisitions. Through the continually expanded BFO unit in Dallas and the newly acquired BFO unit in Calgary (Ptarmigan Energy Systems Inc.), ATS has added a team of energy accounting professionals and the necessary infrastructure, including hardware and facilities, to support its growing BFO offering. Expenses relating to the BFO unit for fiscal 2001 have increased 479 percent to $2.2 million from $0.4 million for fiscal 2000. Expenses will stabilize as the development phase of this business unit are completed and more customers utilize these systems. Through the continually expanded MSP unit in Dallas and the newly established MSP unit in Calgary, ATS has added the necessary infrastructure, including hardware and facilities to support its growing MSP offering. ·Expenses relating to the MSP unit for fiscal 2001 have increased 405 percent to $4.0 million from $0.8 million for fiscal 2000. Expenses will stabilize as the development phase of this business unit are completed and more customers utilize these systems. Expenses relating to ATS' traditional Software License, Maintenance and Services business for fiscal 2001 have decreased 14 percent to $9.3 million from $10.9 million for fiscal 2000. Expenses related to the delivery of traditional Software License, Maintenance and Services will remain relatively consistent as the delivery of services relating to the Petroleum and Trust Asset Management industry's served by ATS continue to move to being delivered via ATS' BFO and MSP divisions. Expenses relating to ATS' Selling and Marketing for fiscal 2001 have increased 9 percent to $2.9 million from $2.6 million for fiscal 2000. Expenses related to Selling and Marketing will continue to increase as ATS continues to expand its operations. Expense relating to the infrastructure (Administration and General) required to deliver BFO, ASP, and Traditional Software Licensing Services for fiscal 2001 have increased 75 percent to $6.3 million from $3.6 million. The acquisitions of (1) Allmark Inc. ("Allmark"), of Calgary, Alberta, on November 19, 2000, (2) of ACDAT System Services Inc. ("ACDAT"), of Calgary, Alberta, on April 30, 2001, and (3) of Ptarmigan Energy Services Inc. ("Ptarmigan Energy"), of Calgary, Alberta, on August 2, 2001, have expanded the Company's product offering to the Canadian petroleum market while adding to ATS' increased operating expenses. Corporate, Finance and Accounting expenses for fiscal 2001 and fiscal 2000 remained constant at $2.3 million. The combined expenses of the newly acquired companies will decrease as operations are rationalized.

Research & Development

With ATS' commitment to the expansion and improvement of its product offerings, research and development R&D expenses have increased 5 percent to $5.5 million for fiscal 2001 from the $5.3 million incurred in fiscal 2000. Ongoing research and development activities required to maintain and enhance existing products in fiscal 2001 decreased 14 percent to $2.8 million from $3.3 million in fiscal 2000. Research and development activities in the development of new products in fiscal 2001 increased 37 percent to $2.7 million from $2.0 million in fiscal 2000. The primary target for the new product development activities is focused on ATS' BFO and MSP business expansion. The Company's R & D investments are expensed 100 percent during the year of expenditure as the criteria for capitalization are not met.

ATS ensures that research and development activities are focused and not excessive as evidenced by our year over year decrease in R & D spending as a percentage of revenue. In fiscal 2001, ATS spent 15 percent of total revenue in R & D as compared to fiscal 2000, where ATS spent 17 percent of total revenue.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization and Unusual Items) for fiscal 2001 was $2.3 million or $0.06 per share compared to $1.4 million or $0.05 per share for the previous fiscal period. The expansion in EBITDA for fiscal 2001 can be attributed to: (1) Increased Managed Service Provider revenues; and (2) the acquisitions of Allmark and ACDAT, which have resulted in a significant improvement in the Canadian operations of ATS.

The net result was that ATS reported a net loss before tax and amortization of goodwill for fiscal 2001 of $844 thousand as compared to net loss before tax and amortization of goodwill of $426 thousand for fiscal 2000. Net loss after tax and amortization of goodwill was $2.6 million or $0.07 per share in fiscal 2001 as compared to net loss after tax and amortization of goodwill of $1.8 million or $0.06 per share in fiscal 2000.

Liquidity and Capital Reserves

Cash flow from operations before changes in non-cash working capital for fiscal 2001 was $0.8 million or $0.02 per share as compared to fiscal 2000 results of $0.6 million or $0.02 per share.

The Company's working capital as at September 30, 2001, was $1.3 million as compared to a working capital of $6.8 million as at September 30, 2000. The reduction in the Company's working capital as at September 30, 2001 can be directly attributed to the acquisitions of: (1) Allmark Inc., which resulted in $1.2 million in current assets (cash) being moved to fixed assets (goodwill), (2) of Acdat Systems Services Inc., which resulted in $3.0 million in current assets (cash) being moved to fixed assets (goodwill), and (3) of Ptarmigan Energy Services Inc., which resulted in $1.2 million in current assets (cash) being moved to fixed assets (goodwill). Additionally, during the fourth quarter of fiscal 2001 ATS acquired two fifty percent working interests by way of capital investment: (1) a fifty percent working interest in Basin Financial Resources, of Midland, Texas, was acquired by way of an initial capital injection of $77,540 Cdn. and (2) a fifty percent working interest in Visions Software Inc., of Calgary, Alberta, was acquired by way of an initial capital injection of $131,620 Cdn.

Comparison of Year Ended September 30, 2000 and September 30, 1999

Note: All figures in Canadian dollars unless otherwise noted.

Revenue

Total revenue for the year increased to a record $30.2 million, 25 percent higher than the $24.2 million recorded in fiscal 1999. Of the total revenue for fiscal 2000, software maintenance revenue increased 19 percent to $8.5 million (28 percent of total revenue) from $7.1 million for fiscal 1999 while software license revenue decreased 29 percent to $3.5 million (12 percent of total revenue) from $4.9 million during the same period. As sales on ATS' ASP platform increase, traditional software license fee revenue will be replaced by existing and new customers moving to a less capital intensive ASP subscription fee basis.

ATS' operations are divided into two main geographic regions: Canada and the U.S. In fiscal 2000, the percentage of total revenue from U.S. sources was 71 percent, with the remaining 29 percent being derived in Canada. This compares to a fiscal 1999 split of 50 percent of total revenue from U.S. sources with the remaining 50 percent being derived in Canada. This growth in revenue from U.S. sources can be attributed to the substantially larger U.S. marketplace available, not only in the petroleum industry, but also in the trust asset management industry where ATS has successfully expanded its contracts with the U.S. Bureau of Indian Affairs and the Bank of America.

Additionally, ATS' revenue can be divided into two main revenue bases: Petroleum and Non-Petroleum (Trust Asset Management). In fiscal 2000, the percentage of total revenue derived from the upstream exploration and production petroleum industry was 79 percent, with the remaining 21 percent being derived from Trust Asset Management for the Public, Post Secondary Education and Banking Industries. This compares to a fiscal 1999 split of 76 percent of total revenue being derived from the upstream petroleum industry and 24 percent from Trust Asset Management. ATS' diversified operations provide greater stability to revenue streams as the Company's customer base is not solely influenced by petroleum commodity prices.

Cost of Sales & Gross Margin

ATS' variable costs relate to the sale of hardware and third party software. During fiscal 2000, third party costs increased 48 percent to $3.0 million from the $2.1 million recorded during fiscal 1999. Cost of sales was 10 percent of total revenue in fiscal 2000, compared to nine percent in fiscal 1999. The marginal increase in the cost of sales results in a 23 percent increase in gross margin for fiscal 2000 to $27.2 million from $22.2 million in 1999.

Operating Expenses

In it ongoing efforts to improve its business, ATS continues to expand its operations to effectively service its growing client base and to further develop its product offerings. Operating expenses for fiscal 2000 have increased 21 percent to $20.5 million from $17.0 million for fiscal 1999. Through the newly developed BFO unit in Dallas, ATS has added a team of energy accounting professionals and the necessary infrastructure, including hardware and facilities to support this unit. Expenses will stabilize as the development phase of this and other projects such as the BIA Trust Asset and Accounting Management System (TAAMS) and Bank of America Trust Management Systems are completed and more customers utilize these systems. The acquisition of PetroComp Data Systems of Houston, Texas, on December 15, 1999, expanded the Company's product offering to the United States petroleum market while adding to ATS' increased operating expenses. Other increases in operating expenses over fiscal 2000 can be attributed to ATS' active public relations and marketing programs which have heightened the Company's exposure throughout North America, and to certain one-time expenses associated with the proposed merger with Petroleum Place of Denver, Colorado.

Research & Development

With ATS' commitment to the expansion and improvement of its product offerings, research and development expenses have increased 60 percent to $5.3 million for fiscal 2000 from the $3.3 million expended in fiscal 1999. Ongoing research and development activities include the introduction of the TEAM product, a Web-based tracking system for oil and gas well administration, which was officially launched in August. ATS has also accelerated the expenditures surrounding its PREVIEW product, an asset management system with beta sites currently installed. In addition, during the third quarter, ATS officially launched myATS.com, its Canadian ASP centre which provides the ability for companies to access ATS' enterprise solutions over the Internet. As these systems and products emerge from their research and development mode, new sales revenue is anticipated. The Company's R & D investments are expensed 100 percent during the year of expenditure as the criteria for capitalization under Canadian and United States Generally Accepted Accounting Principal requirements are not met.

ATS' commitment to research and development activities is evident by our year over year increase in R & D spending. In fiscal 2000, ATS spent approximately 17 percent of total revenue in R & D as compared to fiscal 1999, where ATS spent 14 percent of total revenue.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for fiscal 2000 was $1.4 million or $0.05 per share compared to $1.8 million or $0.07 per share for the previous fiscal period. The reduction in EBITDA for fiscal 2000 can be attributed to expenditures in three areas: (1) Increased R & D targeted at bringing three new products to market: (i) TEAM, (ii) Preview, and (iii) the ongoing development of the Horizon System for the Bank of America; (2) Increased investor and public relations expenditures due to ATS' new and evolving shareholder base; and finally, (3) Several significant, one-time accounting, legal and financial advisor expenses associated with the proposed merger with The Petroleum Place, Inc. announced on August 17, 2000.

The net result was that ATS reported a net loss before tax and the amortization of goodwill for fiscal 2000 of $0.4 million as compared to net income before tax and before amortization of goodwill of $0.1 million for fiscal 1999. This translates to a net loss after tax of $1.8 million or $0.06 per share in fiscal 2000 as compared to net loss after tax of $1.1 million or $0.04 per share in fiscal 1999.

Cash Flow

Cash Flow from operations for fiscal 2000 was $0.6 million or $0.02 per share as compared to fiscal 1999 results of $1.0 million or $0.04 per share. This reduction is primarily due to the factors indicated above.

ATS significantly strengthened its balance sheet with the completion of its financing activities in February 2000. The Company's working capital as at September 30, 2000, was $6.8 million as compared to negative working capital of $0.5 million as at September 30, 1999. Market value appreciation triggered three noteworthy financial activities: (1) the exercise of the July 23, 1998, special warrants generating $2.3 million in share capital; (2) the exercise of employee share options generating $0.5 million in share capital; and (3) the February 17, 2000, private placement of 3,450,000 special purchase warrants at $3.00 generating net proceeds of $9.3 million in share capital.

DIRECTORS AND OFFICERS OF ATS

The following are the names and municipalities of residence of the directors and officers of ATS, their positions and offices with ATS, their principal occupations during the past five years and their shareholdings in ATS as at the date hereof.

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since	ATS Shares held Directly or Indirectly
Fred C. Coles[(2)] DeWinton, Alberta Executive Chairman of the Board and Director	Executive Chairman of the Board and Director of the Corporation	1986	1,065,603
Robert W. Tretiak[(2)] Calgary, Alberta President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation	1986	707,030
Daryl H. Gilbert[(1)(2)] Calgary, Alberta Director	President, Gilbert Laustsen Jung Associates Ltd.	1986	473,600
David Cornhill[(1)] Calgary, Alberta Director	President and Chief Executive Officer of AltaGas Services Inc.	1996	Nil

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since	ATS Shares held Directly or Indirectly
John Brussa[(1)] Calgary, Alberta Director	Partner, Burnet, Duckworth & Palmer	2001	10,000
James W. Davidson Calgary, Alberta Director	Chief Executive Officer, FirstEnergy Capital Corp.	2001	125,000
Jack Kiervin Toronto, Ontario Director	Chairman and Managing Partner, Jefferson Partners Capital Limited	1999	85,000
David R. Orr Dallas, Texas Officer of ATSI	Senior Vice-President of ATSI	N/A	263,567
Peter Jones Calgary, Alberta Officer	Senior Vice-President of ATS	N/A	215,697
Warren F.E. Coles Calgary, Alberta Officer	Chief Financial Officer and Treasurer of the Corporation	N/A	441,492
Jay M. Zammit Calgary, Alberta Officer	Partner, Burstall Winger LLP, Barristers and Solicitors	N/A	10,000

Notes:

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) The Corporation does not have an executive committee.

(4) In addition, 825,000 ATS Shares are issuable upon exercise of options granted to directors and outstanding under the Corporation's incentive stock option plan as at the date hereof. See "ATS Options".

At the date hereof, the directors and senior officers of ATS as a group beneficially own or control, directly or indirectly, 3,396,989 ATS Shares (8.62% of the total issued and outstanding ATS Shares) and 825,000 ATS Options (22% of the outstanding ATS Options).

ATS EXECUTIVE COMPENSATION

The table below sets forth information concerning the Corporation's Named Executive Officers for the fiscal years ended September 30, 2001, 2000 and 1999.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
	Annual Compensation					Long Term Compensation		
Fred C. Coles	2001	185,417	-	-	75,000	-	-	-
Executive	2000	166,222	-	-	-	-	-	-
Chairman	1999	109,179	-	-	300,000	-	-	-
Robert W.	2001	222,329	-	6,000	320,000	-	-	-
Tretiak	2000	161,437	30,000	6,000	150,000	-	-	-
President, Chief Executive Officer	1999	151,166	7,500	6,000	75,000	-	-	-
Peter Jones Senior Vice-President	2001	189,756	Nil	Nil	50,000	-	-	-
Warren Coles	2001	161,503	Nil	Nil	75,000	-	-	-
Chief Financial	2000	139,457			100,000	-	-	-
Officer	1999	91,739			125,000	-	-	-
David Orr	2001	120,000[3]	-	359,033[3]	81,000	-	-	-
Senior Vice-	2000	120,000[3]	6,000[3]	325,784[3]	50,000	-	-	-
President ATSI	1999	120,000[3]	-	256,635[3]	31,250	-	-	-

Notes:

(1) In this Prospectus, "Named Executive Officer" means an individual who at any time during the year was the Chairman of the Board, the Chief Executive Officer, the President, the Executive Vice-President of the Corporation or an officer of the Corporation or any other person who performed a policy-making function in respect of the Corporation who had individual aggregate salaries and bonuses during the last fiscal year in excess of $100,000.

(2) The value of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Named Executive Officer.

(3) U.S. currency.

ATS Option Plan

The following tables set forth the stock options granted and stock options exercised during the year ended September 30, 2001 to or by each of the Corporation's Named Executive Officers:

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Option Grants During The Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial year (c)	Exercise Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
Fred C. Coles	75,000	3%	$1.45	$1.58	December 6, 2005
Robert W. Tretiak	75,000	3%	$1.45	$1.58	December 6, 2005
	245,000	10%	$1.67	$1.67	May 24, 2006
David Orr	75,000	3%	$1.45	$1.58	December 6, 2005
Peter Jones	50,000	2%	$1.45	$1.58	December 6, 2005
Warren Coles	75,000	3%	$1.45	$1.58	December 6, 2005

Aggregated Option Exercises During The Most Recently Completed Financial Year and Year End Option Values

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized[1] ($) (c)	Unexercised Options at Fiscal Year-End (#) (d) Exercisable/Unexercisable	Value of Unexercised in the Money Options at Fiscal Year-End[2] ($) (e) Exercisable/Unexercisable
Fred C. Coles	Nil	Nil	75,000/Nil	Nil/Nil
Robert W. Tretiak	245,000	$276,850	705,000/Nil	$36,850/Nil
David Orr	Nil	Nil	181,250/Nil	$8,980/Nil
Peter Jones	Nil	Nil	150,000/Nil	$5,000/Nil
Warren Coles	Nil	Nil	275,000/Nil	$15,000/Nil

Notes:

(1) Aggregate value realized is calculated based upon the difference between the exercise price of the options and the closing price of the ATS Shares on the CDNX on the date of exercise.

(2) Value is calculated based upon the difference between the exercise price of the options and the closing price of the ATS Shares on the CDNX on September 28, 2001 which was $0.90.

Employment Contracts

Fred Coles, Robert Tretiak, David Orr, Peter Jones and Warren Coles have employment agreements with ATS. The employment agreements are for an indefinite term. The agreements specify the respective salary, benefits and job responsibilities of each of the senior officers.

Fred Coles, Robert Tretiak, David Orr, Peter Jones and Warren Coles have employment contracts which entitle them to termination payments equal to approximately $382,277, $511,433, US$124,313, $189,756 and $185,721, respectively, in the event of termination of employment in certain circumstances, including on a change of control of ATS. It is a condition of the Amalgamation that, in accordance with the written instructions provided by COGNICASE, ATS shall terminate, effective as at the Effective Date, the employment agreements entered into by ATS, or any of its subsidiaries, which COGNICASE does not wish to retain following the Amalgamation.

Compensation of Directors

For the fiscal period ended September 30, 2001, no compensation was paid by ATS to directors for acting as directors. The directors have been granted options to purchase ATS Shares. See "ATS Options".

Information regarding the compensation received, including options, from the Corporation by the aforementioned Named Executive Officers who were also directors of the Corporation during the fiscal period ended September 30, 2001, may be found under the heading "Executive Compensation".

The directors listed in the table below have been granted options during the most recently completed financial year of the Corporation, in their capacity as directors, pursuant to the Plan. See "Executive Compensation - Stock Option Plan" for details of the Plan also see "Stock Options".

Indebtedness of Directors and Officers

There has been no indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time during the most recently completed fiscal year of the Corporation.

INTERESTS OF INSIDERS AND MANAGEMENT IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any directors or executive officers of the Corporation or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding ATS Shares, or any known associates or affiliates of such persons, in any transaction within the last three (3) years or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Under the Pre-Merger Agreement, the Principal Shareholders, currently holding an aggregate of 2,214,125 ATS Shares (5.62% of the issued and outstanding ATS Shares) and 1,055,000 ATS Options (28.10% of the issued and outstanding ATS Options), agreed to support the Amalgamation and to vote the ATS Shares owned by them in favour of the Amalgamation.

As of February 8, 2002, the directors and senior officers of ATS held an aggregate of 3,396,989 ATS Shares (7.51% of the issued and outstanding ATS Shares) and 1,386,250 ATS Options (36.93% of the issued and outstanding ATS Options).

ATS OPTIONS

ATS has adopted a stock option plan (the "Plan") for directors, officers, full-time employees and any other person the ATS Board determines is providing key services to ATS or any of its Subsidiaries or affiliates. A total of ten percent (10%) of the ATS Shares outstanding from time to time are reserved for the

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issuance of stock options pursuant to the incentive stock option plan adopted by the Board of Directors of the Corporation on April 11, 1994 (the "Plan"). As at the date hereof, ten percent (10%) of the issued and outstanding ATS Shares totals 3,941,246 ATS Shares. The Plan provides that the terms of the option and the option price shall be fixed by the directors subject to the price restrictions imposed by the CDNX. The Plan also provides that no option shall be granted to any person except upon recommendation of the directors of the Corporation, and only directors, officers, employees and key personnel of the Corporation may receive stock options. Stock options granted under the Plan may not be for a period of longer than five (5) years, and are subject to earlier termination upon the termination of the optionee's employment, upon the employee ceasing to be a director and/or officer of the Corporation, or upon the retirement, permanent disability or death of the optionee. The options are non-transferable.

The Corporation has agreed with COGNICASE under the Pre-Merger Agreement to use reasonable efforts (i) to accelerate the vesting of ATS Options so as to allow all persons holding "in the money" ATS Options to exercise their ATS Options; and (ii) to deal with all remaining ATS Options in a manner satisfactory to COGNICASE and ATS. The Corporation has also agreed to use reasonable efforts to cause the ATS Warrants to be exercised.

It is a condition precedent of the Pre-Merger Agreement that all Options and Warrants shall have been exercised or cancelled prior to the Effective Date, or shall have been otherwise dealt with in a manner mutually acceptable to COGNICASE and the Corporation.

The following table sets forth information concerning outstanding ATS Options granted by ATS.

Group	Number of ATS Shares Under Option	Date of Grant	Expiry Date	Exercise Price Per ATS Share
Management and Directors				
Officers (5)	35,000	September 8, 1998	September 8, 2003	$0.74
	8,250	December 18, 1998	December 18, 2003	$0.74
	100,000	June 1, 1999	June 1, 2004	$0.75
	200,000	January 27, 2000	January 27, 2005	$2.31
	38,000	February 19, 1999	February 19, 2004	$0.74
	4,000	July 23, 1999	July 23, 2004	$0.75
	100,000	October 12, 2001	October 12, 2006	$0.85
	260,000	December 6, 2000	December 6, 2001	$1.45
Directors (6)	180,000	August 18, 1998	August 18, 2003	$0.74
	10,000	February 19, 1999	February 19, 2004	$0.74
	75,000	June 1, 1999	June 1, 2004	$0.75
	150,000	January 27, 2000	January 27, 2005	$2.31
	60,000	March 1, 2001	March 1, 2006	$0.85
	300,000	December 6, 2000	December 6, 2005	$1.45
	305,000	May 24, 2001	May 24, 2006	$1.67
Employees				
Employees (2)	14,080	October 22, 1997	October 22, 2002	$0.85
Employees (2)	20,000	August 18, 1998	August 18, 2003	$0.74
Employees (1)	25,000	September 8, 1998	September 8, 2003	$0.74

Group	Number of ATS Shares Under Option	Date of Grant	Expiry Date	Exercise Price Per ATS Share
Employees (19)	61,250	December 18, 1998	December 18, 2003	$0.74
Employees (10)	43,000	February 19, 1999	February 19, 2004	$0.74
Employees (50)	45,400	July 23, 1999	July 23, 2004	$0.75
Employees (8)	48,375	December 15, 1999	December 15, 2004	$0.60
Employees (54)	109,500	January 27, 2000	January 27, 2005	$2.31
Employees (144)	557,500	December 6, 2000	December 6, 2005	$1.45
Employees (6)	600,000	April 30, 2001	April 30, 2006	$0.80
Employees (22)	125,500	May 1, 2001	May 1, 2006	$1.40
Employees (1)	2,000	May 24, 2001	May 24, 2006	$1.67
Employees (3)	168,750	August 2, 2001	August 2, 2006	$1.50
Employees (23)	93,500	Octobe4r 1, 2001	October 1, 2006	$0.80
Employees (1)	5,000	October 12, 2001	October 12, 2006	$0.85
Employees (1)	10,000	January 29, 2001	January 29, 2006	$1.45
Total:	3,754,105			

ATS DIVIDEND RECORD AND POLICY

ATS has not paid any dividends on its ATS Shares. It is the present policy of the ATS Board to retain any earnings to finance the growth and development of ATS' business and, therefore, ATS does not anticipate paying any dividends in the immediate or foreseeable future.

PRIOR SALES

In the 12 months prior to the date hereof, no ATS Shares have been issued , other than as follows:

Date of Issuance	Number and Nature of Securities (ATS Shares)	Issue Price Per Security	Gross Consideration	Description
October 2, 2000	600	$ 0.75	$ 450.00	Options Exercised
October 6, 2000	750	$ 0.60	$ 450.00	Options Exercised
October 16, 2000	7,040	$ 0.85	$ 5,984.00	Options Exercised
October 19, 2000	7,040	$ 0.85	$ 5,984.00	Options Exercised
December 1, 2000	600	$ 0.75	$ 450.00	Options Exercised
December 4, 2000	3,000	$ 0.60	$ 1,800.00	Options Exercised
December 4, 2000	875	$ 0.60	$ 525.00	Options Exercised
December 20, 2000	2,000	$ 0.75	$ 1,490.00	Options Exercised
January 26, 2001	1,000	$ 0.75	$ 750.00	Options Exercised

C8

Date of Issuance	Number and Nature of Securities (ATS Shares)	Issue Price Per Security	Gross Consideration	Description
April 20, 2001	75,000	$ 0.85	$ 63,750.00	Options Exercised
April 30, 2001	375,000	$ 0.80	$ 3,000,000.00	Acquisition[1]
May 4, 2001	600	$ 0.75	$ 450.00	Options Exercised
May 16, 2001	50,000	$ 0.60	$ 30,000.00	Options Exercised
May 25, 2001	600	$ 0.75	$ 450.00	Options Exercised
May 25, 2001	245,000	$ 0.60	$ 147,000.00	Options Exercised
May 25, 2001	50,000	$ 0.60	$ 30,000.00	Options Exercised
May 31, 2001	600	$ 0.75	$ 450.00	Options Exercised
June 11, 2001	7,040	$ 0.85	$ 5,984.00	Options Exercised
June 11, 2001	600	$ 0.75	$ 450.00	Options Exercised
June 13, 2001	5,000	$ 0.85	$ 4,250.00	Options Exercised
July 31, 2001	600	$ 0.75	$ 450.00	Options Exercised
July 31, 2001	2,250	$ 0.74	$ 1,665.00	Options Exercised
August 3, 2001	1,313,198	$ 1.52	$ 2,000,000.00	Acquisition[2]
August 13, 2001	1,500	$ 0.75	$ 1,125.00	Options Exercised
January 14, 2002	3,000	$ 0.80	$ 2,400.00	Options Exercised
January 17, 2002	10,000	$ 0.74	$ 7,400.00	Options Exercised
January 17, 2002	40,000	$ 0.85	$ 34,000.00	Options Exercised

Notes:

1. Issued in connection with ATS' acquisition of Acdat.

2. Issued in connection with ATS' acquisition of PES.

PRICE RANGE AND TRADING VOLUME OF ATS SHARES

The ATS Shares were listed and posted for trading on the CDNX under the symbol "TER". The following table sets forth the high and low prices and trading volume of the ATS Shares for the periods indicated:

	High ($)	Low ($)	Volume
1999			
3rd Quarter	0.79	0.57	1,795,316
4th Quarter	1.30	0.50	2,540,468
2000			
1st Quarter	4.75	1.15	20,123,177
2nd Quarter	2.75	1.41	4,633,286
3rd Quarter	2.89	1.85	5,379,045
4th Quarter	2.60	1.02	2,541,573
2001			
January	1.59	1.10	602,026
February	1.35	0.76	674,278
March	1.10	0.66	619,844
April	1.50	0.79	1,594,941

	High	Low	Volume
	($)	($)	
May	1.80	1.10	1,247,567
June	1.79	1.15	396,285
July	1.65	1.30	1,016,811
August	1.60	0.85	332,333
September	1.19	0.74	636,615
October	1.00	0.76	869,004
November	0.85	0.60	567,716
December	1.00	0.60	1,631,637
2002			
January	1.53	0.86	7,884,139
February 1 to and including February 6	1.39	1.36	374,330

On January 4, 2002, the last day on which the ATS Shares traded prior to the public announcement by ATS and COGNICASE of the Amalgamation, the closing price of the ATS Shares on the CDNX was $0.95.

ATS MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ATS in the two years immediately prior to the date hereof that can reasonably be regarded as presently material to ATS are the following:

3. the Pre-Merger Agreement referred to under "The Amalgamation, Details of the Amalgamation"; and

4. the Amalgamation Agreement referred to under "The Amalgamation, Details of the Amalgamation".

Copies of these agreements will be available for inspection at the head office of ATS during normal business hours until the Effective Date.

ATS LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to ATS to which ATS or any of its subsidiaries are a party or where their properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of ATS are Arthur Andersen LLP, Chartered Accountants, Calgary, Alberta, who became the auditors of ATS on July 24, 2001. Prior thereto, Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta were the auditors of the Corporation since 1995.

Computershare Trust Company of Canada, through its principal offices in Calgary, Alberta is the transfer agent and registrar for the ATS Shares.

FINANCIAL STATEMENTS

The audited financial statements of ATS for the financial years ended September 30, 2001, 2000 and 1999 with the auditors' reports thereon are attached as Appendix "F" to this Information Circular. ATS is not aware of any material change in its affairs since the date of the September 30, 2001 audited financial statements other than as disclosed in this Information Circular.

PART IV — INFORMATION RESPECTING COGNICASE

GENERAL

COGNICASE was incorporated in October 1991 under the *Canada Business Corporations Act*, and is a provider of information technology business solutions and software, including the implementation of integrated e-business solutions, technology configuration management, application service provider (ASP) services, re-engineering of existing applications for e-business, as well as project management and business process improvement consulting services.

COGNICASE's sectors of activity are characterized by frequent technological innovations. There is an increasing demand by customers for technological tools and infrastructure that ensure rapid network access and secure transactions. COGNICASE has expertise in the areas of enterprise resource and relationship management (including payroll, human resources, and customer relationship management), transactional services and financial products, government processes, and IT consulting.

In that context, COGNICASE is continuing the development of integrated products and solutions to provide its customers with the means to compete in their particular marketplaces. These products and solutions are part of COGNICASE's technology platform that takes into account the business objectives and performance requirements of businesses. Real-time transactional models are now required and COGNICASE's technology platform seeks to ensure security and confidentiality of information while providing increased efficiency and productivity.

The registered office of COGNICASE is located at 111 Duke Street, 9th Floor, Montreal, Quebec, H3C 2M1.

RECENT DEVELOPMENTS AND ACQUISITIONS

Acquisitions and Offering

2000

On May 31, 2000, COGNICASE, National Bank Group Inc. ("NB Group"), National Bank and SIBN entered into a Share Purchase and Subscription Agreement pursuant to which (i) COGNICASE acquired all the shares of SIBN held by NB Group, representing all of the issued and outstanding shares of the capital stock of SIBN (the "Purchased Shares") and (ii) NB Group invested $20 million in common shares of COGNICASE.

In consideration of (i) the transfer of the Purchased Shares, (ii) the payment by NB Group of such sum of $20 million in cash and (iii) the entering into of a Transfer of Intellectual Property Rights Agreement and the Information Services and Revenue Guarantee Agreement (the "Outsourcing Agreement"),

COGNICASE (i) issued to NB Group 9,291,008 common shares (the "Issuance"), representing immediately after the Issuance, approximately 35% of the issued and outstanding common shares on a fully diluted basis and (ii) granted NB Group a pre-emptive right to maintain its equity position in COGNICASE.

Under the Outsourcing Agreement, which has a term of ten years, SIBN and COGNICASE undertook to provide services to National Bank substantially similar to those that were provided by SIBN to the National Bank prior to SIBN's acquisition by COGNICASE. Furthermore, under the Outsourcing Agreement, SIBN/COGNICASE became the preferred IT supplier of the National Bank and its affiliates. The National Bank further guaranteed that minimum annual revenues to be derived by the SIBN or COGNICASE under the Outsourcing Agreement, in each of the five (5) years following the closing of the transaction, would not be less than $56 million.

As part of the transaction, COGNICASE acquired large-scale electronic transaction processing capabilities, valuable e-banking expertise and intellectual property rights related to e-commerce software. Therefore, the acquisition represented an important milestone in the execution of COGNICASE's e-business strategy, providing access to significant electronic transaction processing capacity, e-banking products, professional expertise and new customers. COGNICASE is also positioned favourably to obtain additional IT-related contracts from the National Bank and its affiliates.

As the acquisition of SIBN constitutes a "significant acquisition" under applicable securities legislation, Appendix "F-1" of this Information Circular contains audited financial statements of SIBN for the seven month period ended May 31, 2000, and the year ended October 31, 1999.

2001

On September 25, 2001, COGNICASE completed the acquisition of all the issued and outstanding shares of Ezenet Corp. ("Ezenet"), a Toronto-based software developer that provides next-generation wealth management transaction processing and Web-based utilities for financial institutions. Management believes that this transaction adds critical mass to COGNICASE's existing banking systems expertise, adds to its list of major clients, and enhances its positioning in the financial services sector by increasing its presence and capabilities in the Toronto market.

Under the transaction, each common share of Ezenet was exchanged, at the option of each holder of Ezenet for (a) redeemable preferred shares of COGNICASE Acquisition Corp., a wholly-owned subsidiary of COGNICASE, which were redeemed two business days following the effective date of the transaction for a price payable in cash of $3.16 per share subject to the maximum aggregate cash consideration of $20 million or (b) 0.570 common shares of COGNICASE. Ezenet shareholders who elected to receive only redeemable preferred shares, as a result of the maximum aggregate cash consideration of $20 million, received approximately 50% of their elected amount in preferred shares and approximately 50% in common shares. An aggregate of 5,758,831 common shares of COGNICASE were issued in connection with this transaction.

Ezenet, which has changed its name to COGNICASE (FPG) Inc., develops customer-centric technologies for financial institutions to expand their wealth management business. Ezenet's software is the first to manage and aggregate customer account information, provide personal financial planning tools and enable straight-through transaction processing. Accessible through any medium – Web, wireless, branch or agent – Ezenet technology enables financial institution customers to access current and comprehensive information about their finances and be proactive in managing their financial affairs. Ezenet's proven technologies and industry expertise have helped major financial institutions brand their image in a Web-based environment, increasing sales and building long-term customer loyalty.

In addition to the acquisition of Ezenet, COGNICASE also acquired, during fiscal year 2001, a 100% interest in 19 other companies, which provide software and Web site consultation and development, affinity programs and development and sales and marketing of Internet, wireless, human resources software, customer relationship applications and integration of information technology solutions in the financial sector, in exchange for total consideration amounting to $83,503,000, consisting of cash consideration of $5,417,000, a balance of purchase price of $27,507,000 and the issuance of 6,045,043 common shares valued at $50,579,000.

<u>2002</u>

On December 21, 2001, COGNICASE completed a public offering of 4,000,000 common shares at a price of $10.10 per share (the "Offering") pursuant to a prospectus dated December 14, 2001. The underwriters exercised an over-allotment for an additional 400,000 common shares of COGNICASE on the same terms. The aggregate net cash proceeds raised by COGNICASE pursuant to the Offering amounted to $42,551,300 ($44,440,000 before payment of the underwriters' fees).

On January 18, 2002, COGNICASE concluded an agreement with Hydro-Québec ("Hydro") and Hydro-Québec Valtech Inc. for the acquisition by COGNICASE of the issued and outstanding shares of Systèmes M3i Inc. ("M3i") and the granting of a license by Hydro to COGNICASE relating to Hydro's CED (Centre d'Exploitation de la Distribution) software. The consideration for both the acquisition and the license consists of cash in respect of one-half and, in respect of the other half, in securities exchangeable for shares of COGNICASE, payable in each case during the course of the five years following closing of the acquisition.

This acquisition enables COGNICASE to extend its products and expertise to the energy and public service sectors. COGNICASE is also be responsible for developing and marketing Hydro's CED (Centre d'Exploitation de la Distribution) software, designed to manage distribution operations centres. The CED software and M3i's solutions enable companies in these sectors to better serve their clients by optimizing their distribution management systems, communication with their service crews, and utilization of distribution installations. The CED software licensed to COGNICASE completes M3i's product line of computerized solutions (ROMS), which already serves a significant proportion of energy, telecommunications, and public security companies world-wide.

The agreement also makes provision for COGNICASE to provide maintenance and upgrade services for the CED software. The $20 million contract is for a five-year term, renewable for five additional years at the option of Hydro.

M3i is involved in the design and development of mission criticalReal-time Operation Management Systems (ROMS) for energy, telecommunications, and public safety organizations. M3i helps service providers improve customer satisfaction, enhance corporate image to shareholders and the media, control costs, and advance regulatory relationships.

Reorganization of Business Units

Effective October 1, 2001, COGNICASE has reorganized into two operating units: Processing Services and Outsourcing, and Solutions and Expertise. The objective of this reorganization is to fully align the operating structure with its current business model and evolving market trends. The Processing Services and Outsourcing unit includes business process outsourcing, application development outsourcing, and financial processing services and solutions. The business process outsourcing services focuses on providing enterprise resource and relationship management, including payroll, human resources and time management solutions, as well as on customer relationship management and electronic bill presentment and payment solutions. The application development outsourcing services draws on the complementary nature of its project delivery and sales force expertise to provide application outsourcing, e-commerce applications and business intelligence solutions. The financial processing services and solutions includes financial software products, as well as secure hosting and network and telecommunications infrastructure. The Solutions and Expertise unit provides project-oriented consulting and systems integration and services.

SHARE AND LOAN CAPITAL STRUCTURE

There have been no material changes in the share or loan capital structure of COGNICASE since September 30, 2001, other than the issuance of 4,400,000 common shares pursuant to the Offering.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of COGNICASE is comprised of an unlimited number of common shares and an unlimited number of preferred shares without par value issuable in series.

As of January 31, 2002, 51,865,759 common shares and no preferred shares were issued and outstanding.

Each common share entitles the holder thereof to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of the assets of COGNICASE upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As described above under the "Recent Developments and Acquisitions", NB Group benefits from a pre-emptive right to maintain its equity position in COGNICASE. NB Group had notified COGNICASE that it does not intend to exercise its pre-emptive right in respect of the Amalgamation.

PRICE RANGE AND TRADING VOLUME OF COGNICASE SHARES

The COGNICASE Shares are posted for trading on the TSE and the Nasdaq National Market under the trading symbols "COG" and "COGI", respectively. The following table sets forth the high and low prices and trading volume of COGNICASE Shares on the TSE for the periods indicated:

	High	Low	Volume
	($)	($)	
2000			
1st Quarter	$ 66.00	$ 19.75	14,629,536
2nd Quarter	49.00	23.00	4,058,649
3rd Quarter	29.20	18.75	3,393,174
4th Quarter	20.45	7.60	4,482,900
2001			
1st Quarter	$ 13.50	$ 6.75	3,586,400

2nd Quarter	11.29	6.15	6,827,400
3rd Quarter	8.50	3.41	4,239,000
4th Quarter	11.14	4.75	17,423,000
2002			
January	$ 10.95	$ 9.15	4,381,700
February 1 to and including February 6	9.84	9.25	638,100

On January 4, 2002, the last day on which the COGNICASE Shares traded prior to the public announcement by ATS and COGNICASE of the Amalgamation, the closing price of the COGNICASE Shares on the TSE was $10.25 and on the Nasdaq National Market was U.S.$6.45.

RISK FACTORS

Competition

The IT services industry is highly competitive and served by numerous international, national, regional and local firms, all of which are either existing or potential competitors of COGNICASE. Primary competitors of COGNICASE include the "Big Five" accounting firms, software consulting and implementation firms, applications software firms, service sectors of computer equipment companies, management consulting firms, programming companies and temporary staffing firms as well as clients' internal IT staff.

COGNICASE believes that the principal competitive factors in the IT services industry include the range of services offered, cost, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. Based on COGNICASE's experience in competitive situations, COGNICASE believes that it competes favorably with respect to these factors.

COGNICASE's Business Process Outsourcing Unit is competing with a number of firms of varying sizes, including large software development and solutions companies. In transactional solutions, COGNICASE's main competitors include BCE Emergis Inc. and, in the payment sector, they include ADP Canada and Ceridian Canada.

Competition/Rapid Technological Change

The information technology services and products industry is highly competitive and is characterized by rapid technological change, shifting client preferences and new product development. The success of COGNICASE's business will depend upon its ability to compete in this environment and successfully develop additional products and services and new applications for its existing products and services and otherwise respond to rapid changes in technology. COGNICASE's strategy to mitigate against risks relating to the competitive environment include the development of emerging speciality practices to fuel its growth and compensate for the maturity of certain activities.

Exchange Rate Fluctuations

Sales to customers outside Canada represented 38.5% of COGNICASE's revenues for the fiscal year ended September 30, 2000 and 26.3% of COGNICASE's revenues for the fiscal year ended September 30, 2001. COGNICASE's competitive position for many of its products and services is affected by fluctuations in the exchange rate between the Canadian dollar and other currencies. Any increase in the value of the Canadian dollar relative to the other currencies (in particular, the U.S. dollar and the Euro) reduces the amount of Canadian dollar revenues realized by COGNICASE on sales of its products and services. Conversely, any decline in the value of the Canadian dollar relative to other currencies increases the amount of Canadian dollar revenues realized by COGNICASE on sales of these products and services. Exchange rate fluctuations are beyond the control of COGNICASE and there can be no assurance that the Canadian dollar will not appreciate against other currencies. As a result, COGNICASE may experience reduced revenues and margins.

Contract with National Bank

COGNICASE generates a significant portion of its revenues from its contractual arrangements with the National Bank of Canada (''National Bank''). Although the Information Services and Revenue Agreement executed between the National Bank and COGNICASE on May 31, 2000 is expected to generate in excess of $1 billion over its ten year duration, there is no guarantee that such agreement will not be terminated prior to its term or that all of the expected revenue will actually be earned by COGNICASE. Any termination of this agreement would have a material adverse effect on COGNICASE.

Acquisition Strategy/Management of Growth

In the past four years, COGNICASE has grown significantly through acquisitions and intends to continue to expand by acquiring businesses in attractive markets or with desirable client relationships, as well as businesses with complementary information technology consulting and system integration activities. COGNICASE continuously evaluates potential business combinations and aggressively pursues attractive transactions. COGNICASE's future growth may be based in part on selected acquisitions of businesses, products and technologies that are complementary to those of its existing business. The success of this strategy depends not only upon COGNICASE's ability to identify and acquire businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into the organization effectively, to retain and motivate key personnel and to retain clients of acquired businesses. COGNICASE may not be able to identify desirable acquisition targets and may not be successful in completing an acquisition of any particular target. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls.

Ability to recruit and retain qualified personnel

The future success of COGNICASE's growth strategy will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled professionals. In particular, competition is intense for the limited number of qualified project managers and other senior technical personnel. COGNICASE's on-going personnel needs arise from increased demand for its services, turnover, which is generally high in the industry, and client requests for consultants trained in the newest software and hardware technologies. COGNICASE believes that there is a shortage of, and significant competition for, software development professionals with the skills and experience necessary to perform the services COGNICASE offers. COGNICASE's ability to obtain new business depends, in large part, on its ability to hire and retain technical personnel with the skills that keep pace with continuing changes in software evolution, industry standards and technologies and customer preferences. Also, as the number of companies providing information technology services increases and such companies are required to expand their employee base, the competition and compensation for highly skilled employees may escalate. Accordingly, COGNICASE may incur higher recruiting expenses and inflated compensation levels. COGNICASE may not successfully retain current employees or recruit future employees required to allow it to continue to grow. These events would have an adverse effect on COGNICASE's business.

Fixed-price, fixed-time frame contracts

COGNICASE has historically offered and will continue to offer a portion of its business solutions on fixed-price, fixed-time frame contracts, rather than contracts in which payment is determined solely on a time-and-materials basis. COGNICASE generally may not terminate these contracts unilaterally. Although COGNICASE often relies on proprietary tools and methodologies and past project experience to reduce the risks associated with estimating, planning and performing the fixed-price projects, COGNICASE generally bears the risks of cost overruns and inflation on such projects. COGNICASE's failure to estimate accurately the resources, costs and time required for a project or its failure to complete its contractual obligations within the time frame committed could adversely affect business, financial condition and results of operations.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to COGNICASE to which COGNICASE or any of its subsidiaries are a party or where their properties are subject, nor are there are any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of COGNICASE are PricewaterhouseCoopers LLP, Chartered Accountants, Montréal, Québec. The registrar and transfer agent for the COGNICASE Shares is National Bank Trust Inc. at its principal offices in Montréal and Toronto.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this Information Circular:

1. Renewal Annual Information Form of COGNICASE dated February 16, 2001 for the year ended September 30, 2000;

2. Audited consolidated financial statements of COGNICASE for the years ended September 30, 2001 and 2000, together with the auditors' report thereon included in the Annual Report of COGNICASE for the year ended September 30, 2001;

3. Management's Discussion and Analysis included in the Annual Report of COGNICASE for the year ended September 30, 2001;

4. Management Proxy Circular of COGNICASE, used in connection with the annual and special meeting of the shareholders of COGNICASE held on February 12, 2002, other than the sections entitled "Corporate Governance and Compensation Committee Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) filed by COGNICASE with a securities commission or any similar authority in Canada, after the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Information Circular.

PART V — PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE AMALGAMATION

Pro Forma Capitalization

The following table sets forth the pro forma capitalization of COGNICASE as of September 30, 2001, after giving effect to the Amalgamation.

($000's except share numbers)	**COGNICASE**(1) As at September 30, 2001	**ATS**(2) As at September 30, 2001	**Pro Forma**(3) As at September 30, 2001 after giving effect to the Amalgamation (unaudited)
Long term debt (excluding current portion)	6,587	2,310	8,897
COGNICASE Shares	43,651,801	N/A	48,277,389
ATS Shares	N/A	39,359,462	Nil

Notes:

1. See "Part IV - Information Respecting COGNICASE".
2. See "Part III - Information Respecting Applied Terravision Systems Inc., Capitalization of ATS", including the detailed notes in the table therein.
3. See "Part II - The Amalgamation, Details of the Amalgamation, Transaction Agreements - Principal Terms". Pro forma COGNICASE Shares assumes the maximum Amalco Preferred Share consideration is issued and then redeemed.

Reference should be made to the various appendices related to financial statements attached to this Information Circular, being "Appendix "F" — ATS Financial Statements"; "Appendix "F-1" - SIBN Financial Statements" and "Appendix "G" - Pro Forma Financial Statements".

PART VI — OTHER MATTERS

CONSENTS OF EXPERTS

Consent of Acumen Capital Finance Partners Limited

TO: Board of Directors of Applied Terravision Systems Inc.
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec

We hereby consent to the inclusion of the text of our Fairness Opinion dated February 8, 2002 as Appendix "C" of the Information Circular of Applied Terravision Systems Inc. dated February 8, 2002 and to the reference in the Information Circular to our Fairness Opinion, and to our having provided advice in connection therewith.

Calgary, Alberta
February 8, 2002

(signed) ***"Michael F. Hill"***
Acumen Capital Finance Partners Limited

Consent of Burnet, Duckworth & Palmer LLP

To: The Board of Directors of Applied Terravision Systems Inc.
Ontario Securities Commission
Manitoba Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec

We hereby consent to the reference of our opinions contained under "Canadian Federal Income Tax Considerations" in the Information Circular of Applied Terravision Systems Inc. dated February 8, 2002.

Calgary, Alberta
February 8, 2002

(signed) ***"John Brussa"***
BURNET, DUCKWORTH & PALMER LLP

LEGAL MATTERS

Certain legal matters in connection with the Amalgamation will be passed upon by Burstall Winger LLP, on behalf of ATS and, in respect of certain tax matters, by Burnet, Duckworth & Palmer LLP.

OTHER MATTERS

Management of ATS knows of no amendment or variation to any matter referred to in the Notice of Meeting to which this Information Circular is attached and is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matter properly comes before the Meeting, the proxies furnished to ATS management nominees will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the ATS Board.

CERTIFICATE OF ATS

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. COGNICASE has provided the information contained in this Information Circular concerning COGNICASE and its business, including its financial information and financial statements. ATS assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of COGNICASE to disclose facts or events which may affect the accuracy of any such information.

Calgary, Alberta
February 8, 2002

"Robert W. Tretiak"
Robert W. Tretiak
Chief Executive Officer

"Warren F.E. Coles"
Warren F.E. Coles
Chief Financial Officer

A

APPENDIX "A"

PRE-MERGER AGREEMENT

– between –

COGNICASE Inc.

- and -

Applied Terravision Systems Inc.

- and -

Fred Coles

- and –

Robert Tretiak

- and –

Warren Coles

February 8, 2002

PRE-MERGER AGREEMENT

THIS AGREEMENT entered into on February 8, 2002

BETWEEN:	**COGNICASE INC.**, a corporation incorporated under the laws of Canada; ("**COGNICASE**")
AND:	**Applied Terravision Systems Inc.**, a corporation incorporated under the laws of Alberta; (the "**Corporation**" or "**ATS**")
AND:	**Mr. Fred Coles**, a businessman residing in the City of Calgary, ("**F. Coles**")
AND:	**Mr. Robert Tretiak**, a businessman residing in the City of Calgary, ("**Tretiak**")
AND:	**Mr. Warren Coles,** a businessman residing in the City of Calgary, ("**W. Coles**")
	F. Coles, Tretiak and W. Coles being hereinafter referred to collectively as the '**Principal Shareholders**" or individually as a "**Principal Shareholder**")

WHEREAS the Principal Shareholders are beneficial owners of an aggregate of 2,214,125 outstanding common shares of the Corporation, representing 5.62% of the total outstanding common shares of the Corporation;

WHEREAS the Principal Shareholders are prepared to vote in favour of the Amalgamation (as defined below) in accordance with this Agreement;

WHEREAS a separate group of ATS Shareholders (as defined below) beneficially owning an aggregate of 14,823,687 outstanding common shares of the Corporation, representing 37.6% of the total outstanding common shares of the Corporation, have, through separate agreements with COGNICASE, agreed to support the Amalgamation;

WHEREAS the Board of Directors of the Corporation has authorized the Corporation to enter into this Agreement and has determined to recommend that its shareholders vote in favour of the Amalgamation (as defined below);

AND WHEREAS the Board of Directors of COGNICASE has authorized COGNICASE and COGNICASE Acquisitionco (as defined below) to enter into this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set out and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"**Agency**" means any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or any elected or appointed public official.

"**Agreement**", "**hereof**", "**hereunder**" and similar expressions mean this Agreement, including the recitals and Schedules hereto, and not any particular Article, Section or other part hereof and includes any agreement or instrument supplementary or ancillary hereto.

"**Amalco**" means the corporation resulting from the Amalgamation.

"**Amalgamation**" means the amalgamation between the Corporation and COGNICASE Acquisitionco under Section 181 of the BCAA on the terms and conditions set forth in this Agreement.

"**ATS Debt Agreements**" has the meaning ascribed thereto in Section 3.8.

"**ATS Disclosure Documents**" has the meaning ascribed thereto in Section 3.5.

"**ATS Disclosure Letter**" means the letter from ATS to COGNICASE delivered concurrently with the execution hereof disclosing certain matters relevant to the transactions contemplated hereby.

"**ATS Financial Statements**" has the meaning ascribed thereto in Section 3.6.

"**ATS Material Agreements**" has the meaning ascribed thereto in Section 3.15

"**ATS Plan**" has the meaning ascribed thereto in Section 3.14.

"**ATS Securities Reports**" has the meaning ascribed thereto in Section 3.7.

"**ATS Shareholders**" at any time means the holders of ATS Shares at such time.

"**ATS Shares**" means the common shares in the share capital of ATS.

"**BCAA**" means the *Business Corporations Act* (Alberta).

"**Business Day**" means any day other than a Saturday or Sunday or a day on which chartered banks in the City of Montreal, Québec, the City of Toronto, Ontario or the City of Calgary, Alberta are open for business.

"**CDNX**" means The Canadian Venture Exchange Inc.

"**Circular**" means the management proxy circular of the Corporation to be prepared and sent to the ATS Shareholders in connection with the Special Meeting.

"**COGNICASE**" means COGNICASE INC., a corporation incorporated under the *Canada Business Corporations Act*.

"**COGNICASE Acquisitionco**" means a wholly-owned subsidiary of COGNICASE to be incorporated under the BCAA for the purpose of carrying out the Amalgamation.

"**COGNICASE Debt Agreements**" has the meaning ascribed thereto in Section 5.7(c).

"**COGNICASE Disclosure Documents**" has the meaning ascribed thereto in Section 5.5.

"**COGNICASE Disclosure Letter**" means the letter from COGNICASE to ATS delivered concurrently with the execution hereof disclosing certain matters relevant to the transactions contemplated hereby.

"**COGNICASE Exchange Shares**" means the COGNICASE Shares to be issued for ATS Shares under the Amalgamation.

"**COGNICASE Financial Statements**" has the meaning ascribed thereto in Section 5.8.

"**COGNICASE Securities Reports**" has the meaning ascribed thereto in Section 5.6.

"**COGNICASE Shares**" means the common shares in the share capital of COGNICASE.

"**Confidentiality Agreement**" means the agreement between COGNICASE and the Corporation dated December 14, 2001.

"**Corporation**" means Applied Terravision Systems Inc., a corporation incorporated under the BCAA.

"**Effective Date**" means the date shown in the certificate of amalgamation issued by the Registrar and giving effect to the Amalgamation.

"**Effective Time**" means 12:01 a.m. (Montreal time) on the Effective Date.

"**IDA**" means the Investment Dealers Association of Canada.

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) capitalization, financial condition, licenses, permits, rights or privileges, of a corporation or any of its subsidiaries which could reasonably be expected to materially and adversely affect such corporation and its subsidiaries taken as a whole.

"**material fact**", "**material change**" and "**misrepresentation**" are used in this Agreement as defined under the *Securities Act* (Alberta).

"**NASD**" means the National Association of Securities Dealers.

"**NASDAQ**" means The Nasdaq National Market.

"**Options**" means the rights (whether or not vested) to purchase 3,754,105 ATS Shares which are outstanding under the Corporation's stock option plan on the date hereof.

"**Principal Shareholders**" means collectively Fred Coles, Robert Tretiak and Warren Coles.

"**Private Person**" has the meaning ascribed thereto in Section 9.1(f).

"**Proprietary Intangibles**" means all rights, whether registered or not, held in virtue of any copyright, know-how, design, trade mark, trade name, trade secret, patent, logos, computer software, tools, processes, techniques and methodologies or other intellectual property or any application therefor in any part of the world.

"**Registrar**" means the Registrar of Corporations appointed under Section 263 of the BCAA.

"**Securities Legislation**" means the BCAA, the *Securities Act* (Alberta) and the equivalent legislation in the other provinces of Canada, the U.S. Securities Act, the *U.S. Securities Exchange Act of 1934* and the securities laws of the states of the United States, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes, as well as the rules, regulations, by-laws and policies of The Toronto Stock Exchange, NASDAQ and CDNX, as the same may be applicable to COGNICASE or ATS, as the case may be.

"**Shareholders' Shares**" means all ATS Shares held beneficially or of record by the Principal Shareholders".

"**Special Meeting**" means the special general meeting of ATS's Shareholders to be held to consider and, if deemed advisable, to approve the Amalgamation as required under the BCAA.

"**Supporting Shareholders**" means the ATS Shareholders listed in Section 1.1 of the ATS Disclosure Letter who have, through separate agreements with COGNICASE, agreed to support the Amalgamation.

"**Termination Date**" means the earlier of the Special Meeting or March 15, 2002 or such later date as may be agreed upon in writing between the parties hereto.

"**U.S.**" means the United States of America.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended, and applicable regulations.

"**Warrants**" means the ATS share purchase warrants issued to Enron North America Corp. to acquire (a) 2,000,000 ATS Shares at a price of $0.85 per share until 4:30 p.m. (Calgary time) on September 20, 2002, and (b) 1,000,000 ATS Shares at a price of $1.10 per share until 4:30 p.m. (Calgary time) on March 20, 2003.

1.2 Subsidiaries

When a reference is made in this Agreement to subsidiaries of the Corporation or any other entity, the word "**subsidiary**" means any corporation of which outstanding voting securities carrying more than 50 percent (50%) of the votes for the election of directors are, or any partnership, joint venture or other entity more than 50% of whose total equity interest is, directly or indirectly, owned by the Corporation or such other entity, as the case may be.

1.3 Number, Gender and Persons

In this Agreement, unless the context requires otherwise, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Interpretations Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other parts and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Date for Any Action

In the event that any date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.6 Time

All times expressed herein are local time (Calgary, Alberta) unless otherwise stipulated herein.

1.7 Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2
THE AMALGAMATION

2.1 Special Meeting

The Corporation shall call and hold the Special Meeting as soon as reasonably practicable and, in any event, before the Termination Date. In connection with the Special Meeting, the Corporation shall prepare and approve the Circular, an amalgamation agreement and such other documents as may be necessary or desirable, the whole in the form and substance acceptable to COGNICASE, acting reasonably.

2.2 Terms of the Amalgamation

The Special Meeting shall be convened for the purpose of allowing the ATS Shareholders to approve, pursuant to Section 183 of the BCAA, the Amalgamation upon the terms substantially as set forth in **Schedule 2.2** hereto.

2.3 Compliance with Legislation

Subject to the other conditions set forth herein, COGNICASE and the Corporation shall cause the Amalgamation to be consummated in compliance with the Securities Legislation.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation hereby represents and warrants to COGNICASE as follows:

3.1 Incorporation and Qualification

Each of the Corporation and its subsidiaries is a corporation duly incorporated, organized, validly subsisting and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business as now being conducted by it or the property owned or leased by it makes such registration, licensing or qualification necessary, unless the failure to be so registered or qualified would result in a Material Adverse Change. The copies of the Corporation's articles and by-laws, which have been furnished to COGNICASE, reflect all amendments made thereto at any time prior to the execution of the Agreement and are correct and complete. The Corporation is not in default under or in violation of any provision of its articles or by-laws.

3.2 Capitalization

The authorized capital of the Corporation consists of an unlimited number of common shares (the "**ATS Shares**").

As of January 31, 2002, 39,412,462 ATS Shares are issued and outstanding, an aggregate of 3,754,105 ATS Shares are reserved for issuance upon the exercise of outstanding Options and an aggregate of 3,000,000 ATS Shares are reserved for issuance upon the exercise of outstanding Warrants. The issued and outstanding ATS Shares have been, and the ATS Shares issued upon exercise of the Options and Warrants, and upon payment of the exercise price thereof will be, validly authorized and issued, fully paid and non-assessable and free of pre-emptive rights. The ATS Shares are listed and posted for trading on CDNX. There are no other issued and outstanding shares in the capital of the Corporation. No ATS Shares are held as treasury stock or by any subsidiary of the Corporation, except as disclosed in writing to the other parties hereto.

Except for the Options and Warrants, there are not now, and at the Effective Date there will not be, any other outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for any shares in the share capital of the Corporation and there are no contracts, commitments, agreements, understandings, arrangements or restrictions, which require the Corporation to issue, sell or deliver any shares in its share capital or any securities or obligations convertible into, or exchangeable for, any shares in its share capital. Neither the Corporation nor any of its subsidiaries has outstanding any bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or that are convertible or exercisable into securities having the right to vote) with holders of ATS Shares or in respect of the election of directors of the Corporation. None of the outstanding ATS Shares of the Corporation or of its subsidiaries were issued, and none of the ATS Shares issuable upon exercise of the Options will be issued, in violation of the Securities Legislation.

As of the date hereof, to the best of the Corporation's knowledge based on a search of beneficial holders of ATS Shares conducted 30 days prior to the date hereof, the percentage of issued and outstanding ATS Shares held by U.S. Holders, as such term is defined in Rule 800(h) of the U.S. Securities Act, is not more than ten percent (10%). The Corporation is a "foreign private issuer" as such term is defined under the U.S. Securities Act.

3.3 Authority, Filings

The Corporation has the corporate power and authority and has received all necessary corporate approvals to enter into the Agreement and to carry out the transactions contemplated hereby. The Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable by COGNICASE against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

Other than in connection with or in compliance with the provisions, to the extent applicable, of regulatory approvals, and except for the filing of appropriate notices with the relevant stock exchanges, material change reports and press releases, no other authorization, consent or approval of any Agency is necessary for the completion by the Corporation of its obligations under the Agreement, the failure to obtain of which, individually or in the aggregate, would result in a Material Adverse Change.

3.4 Subsidiaries

All of the outstanding shares of the capital stock and other ownership interests of the subsidiaries which are owned by the Corporation are validly issued, fully paid and non-assessable and are owned free and clear of all material liens or encumbrances. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Corporation or any of its subsidiaries to issue or sell any securities of any of those subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of those subsidiaries or any other person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of any of the subsidiaries of the Corporation.

3.5 Absence of Changes

Since September 30, 2001, and except as disclosed in the public disclosure documents filed by the Corporation since September 30, 2001 with any Agency, including the Circular (the "**ATS Disclosure Documents**"), there has not been any Material Adverse Change in the business or condition (financial or otherwise) of the Corporation and its subsidiaries taken as a whole. Except as disclosed in Section 3.5 of the ATS Disclosure Letter, without limiting the generality of the foregoing, from September 30, 2001 to the date hereof:

(a) neither the Corporation nor any of its subsidiaries has sold, leased, transferred, or assigned, in one or more transactions, any assets, tangible or intangible, outside the ordinary course of business other than transactions which are not material to the Corporation and its subsidiaries taken as a whole, other than transactions among one or more of the Corporation and its subsidiaries;

(b) neither the Corporation nor any of its subsidiaries has entered into any agreement, contract, lease, or license, in one or more transactions, outside the ordinary course of business other than transactions which are not material to the Corporation and its subsidiaries taken as a whole and except as disclosed in writing to COGNICASE;

(c) no person (including any of the Corporation and its subsidiaries) has accelerated, terminated, made material modifications to, or cancelled any agreement, contract, lease, or license to which any of the Corporation and its subsidiaries is a party or by which any of them is bound or to which their property is subject outside the ordinary course of business other than with respect to transactions which are not material to the Corporation and its subsidiaries taken as a whole;

(d) neither the Corporation nor any of its subsidiaries has made, outside the ordinary course of business, any loan to, or any other investment in, any other person other than the Corporation or any of its subsidiaries other than transactions which are not material to the Corporation and its subsidiaries taken as a whole;

(e) neither the Corporation nor any of its subsidiaries has created, incurred, assumed, or guaranteed indebtedness for borrowed money or obligations in respect of capitalized leases, other than under existing credit facilities;

(f) there has been no change made or authorized in the articles or by-laws of any of the Corporation and its subsidiaries other than changes which are not material to the Corporation and its subsidiaries taken as a whole;

(g) neither the Corporation nor any of its subsidiaries has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock, other than pursuant to the Options and Warrants, and other than to the Corporation or another subsidiary; and

(h) neither the Corporation nor any of its subsidiaries has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock other than in the ordinary course or as permitted under this Agreement.

3.6 Absence of Undisclosed Liabilities

Other than as set out in Section3.6 of the ATS Disclosure Letter or as disclosed in the ATS Disclosure Documents, neither the Corporation nor any of its subsidiaries has any material liabilities or obligations of any nature (whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except liabilities or obligations reflected or reserved against in the financial statements of the Corporation, being the audited financial statements of the Corporation, prepared on a consolidated basis, for and as at the year ended September 30, 2001 (the "**ATS Financial Statements**") and except for the liabilities and obligations incurred in the ordinary course of business since September 30, 2001.

3.7 Securities Law Filings

The Corporation has filed all proxy circulars, reports and other documents required to be filed by it pursuant to the Securities Legislation. The Corporation has provided to COGNICASE copies of the ATS Disclosure Documents requested by COGNICASE relating to the Corporation and all the Corporation's final proxy circulars, reports, prospectuses, quarterly reports and other documents filed by the Corporation since September 30, 2001 pursuant to the Securities Legislation (collectively, the "**ATS Securities Reports**"). Each ATS Securities Report was, as of the date of filing such report, in compliance in all material respects with all applicable requirements of Securities Legislation and none of the ATS Securities Reports, as of their respective filing dates, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

The Corporation is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec and is materially in good standing and compliance under the Securities Legislation of such Provinces. The Corporation is not required to provide French translations of the ATS Securities Reports and ATS Disclosure Documents to ATS Shareholders residing in the Province of Quebec.

3.8 No Conflict

In the jurisdictions in which the Corporation operates and subject to receipt of those approvals listed in Section 3.8 of the ATS Disclosure Letter, the execution and delivery of the Agreement by the Corporation does not, and the performance of the Agreement by the Corporation and the consummation by it of the transactions contemplated in the Agreement shall not:

(a) conflict with or violate the articles or by-laws or equivalent organizational documents of the Corporation or any subsidiaries;

(b) conflict with or violate any law, rule, permit, order, judgment or decree applicable to the Corporation or any of its subsidiaries or by which any of their respective properties is bound or affected, the conflict with which or violation of which would result in a Material Adverse Change;

(c) result in any breach of or constitute a default or a cross-default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of the Corporation or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture or other similar contract, agreement or instrument relating to indebtedness for borrowed money (the "**ATS Debt Agreements**") to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries or any of their respective properties is bound or affected; or

(d) result in any breach of or constitute a default or a cross-default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of the Corporation or any of its subsidiaries pursuant to, any contract, agreement, lease, licence, permit, franchise or other instrument or obligation (other than the ATS Debt Agreements or as provided in Section 3.9) to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries or any of their respective properties is bound or affected, which breach or default, in any such case, would result in a Material Adverse Change or materially impede the completion of the transactions contemplated in the Agreement.

3.9 Severance, Change of Control and Employment Agreements

Other than as referred to in Section3.9 of the ATS Disclosure Letter, there are no severance, change of control or employment agreements between the Corporation and any individual providing for severance payments payable upon termination or any other payment payable upon a change of control of the Corporation, to any such individual in excess of $50,000.

3.10 Compliance

Neither the Corporation nor any of its subsidiaries is in conflict with, or in default (including cross-defaults) or violation of:

(a) its articles or by-laws or equivalent organizational documents;

(b) any law, rule, order, permit, judgment or decree applicable to the Corporation or any of its subsidiaries or by which any one of their respective properties is bound or affected, which conflict, default or violation is a Material Adverse Change;

(c) any ATS Debt Agreement to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries or any of their respective properties is bound or affected; or

(d) any contract, agreement, lease, licence, permit or other instrument or obligation (other than the ATS Debt Agreements) to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries or any of their respective properties is bound or affected which conflict, default or violation, in any such case, would result in a Material Adverse Change or materially impede the completion of the transactions contemplated in the Agreement.

In particular, and without limiting the generality of the foregoing, the Corporation has complied with the provisions of the Securities Legislation, except for non compliance that could not reasonably be expected to result in a Material Adverse Change.

3.11 Financial Statements

The Corporation has previously furnished COGNICASE with true and complete copies of the ATS Financial Statements. The ATS Financial Statements present fairly, in all material respects, the consolidated financial position of the Corporation and the results of its operations and its cash flows as of the respective dates and for the periods presented therein in conformity with Canadian generally accepted accounting principles or, where applicable, U.S. generally accepted accounting principles, as in effect on the applicable dates of such financial statements and applied on a consistent basis, except as noted therein and except that in the case of the unaudited financial statements, no notes are included and such unaudited financial statements may be subject to normal, recurring adjustments that would be made in the course of an audit and that would not be material.

3.12 Litigation

Except as disclosed in Section 3.12 of the ATS Disclosure Letter or in the ATS Disclosure Documents, there are no claims, actions, proceedings, suits, investigations, reviews, judgments, or decrees pending or, to the knowledge of the Corporation, threatened against or involving the Corporation or any of its subsidiaries or any of their business, assets or properties before any agency or arbitrator, that, individually or in the aggregate, if adversely determined, would result in a Material Adverse Change. As at the date hereof, neither the Corporation nor any of its subsidiaries nor any of their assets or properties is subject to any judgment, order or decree which was or will result in a Material Adverse Change, except as disclosed in the ATS Disclosure Documents.

3.13 Intellectual Property

The Corporation owns, free and clear of any liens (or otherwise has the lawful right to use in the manner that the same is now being used) each of the Proprietary Intangibles set out in Section 3.13 of the ATS Disclosure Letter and the Corporation has not granted any license, permit or right to use any such Proprietary Intangibles. The only Proprietary Intangibles used by the Corporation and belonging to third parties are disclosed in Section 3.13 of the ATS Disclosure Letter and (i) same are lawfully used by the Corporation pursuant to proper licenses or similar rights of use and (ii) the Corporation has paid, if applicable, all royalties, costs and expenses relating thereto; the Corporation is not in default under such licenses and rights.

No person has made or threatened to make a claim to the right to use any of the Proprietary Intangibles referred to in Section 3.13 of the ATS Disclosure Letter or to deny to the Corporation the right to use the same.

The Corporation has in its possession all necessary drawings, artwork, specifications, prototypes and other documents and things necessary to establish the Corporation's ownership of those of the Corporation's Proprietary Intangibles referred to in Section 3.13 of the ATS Disclosure Letter which are not capable of registration and to prove that such Proprietary Intangibles referred to in Section 3.13 of the ATS Disclosure Letter are original and/or novel.

The Corporation is not a party to any contract for the sharing, exchanging or developing of, or for passing on or otherwise transferring to any person, any trade secrets (or other confidential information relating to the Corporation) or any of the Corporation's Proprietary Intangibles.

The Corporation has not registered as a trademark or completed any other intellectual property registration with respect to its name, logo currently used in the Corporation's business, or other intellectual property used by the Corporation.

3.14 Benefit Plans

Except as disclosed in the ATS Disclosure Documents or in Section 3.14 of the ATS Disclosure Letter, (i) there are no material pension, retirement, profit sharing, bonus, savings, deferred compensation, stock option, purchase, or appreciation, health, life insurance, disability, sick pay, severance pay, group insurance or other material employee benefit plans, programmes or arrangements maintained or contributed to by the Corporation or any of its subsidiaries (each such plan, programme or arrangement, an "**ATS Plan**"), (ii) there are no outstanding violations or defaults thereunder nor any actions, claims, or other proceedings pending or, to the knowledge of the Corporation, threatened with respect to the ATS Plans which violations, defaults, actions, claims or other proceedings would be reasonably expected to result in a Material Adverse Change, (iii) no ATS Plan is currently under a governmental investigation or audit and, to the knowledge of the Corporation, no such investigation or audit is contemplated or under consideration, (iv) each ATS Plan covers only current or former employees of the Corporation and its subsidiaries and their dependants or beneficiaries, except that the ATS stock option plan also covers consultants, directors and officers a set forth in the Circular, (v) no promise or commitment to increase benefits under any ATS Plan or to adopt any additional ATS Plan has been made except as required by law, (vi) no event has occurred which could subject any person or fund to any tax, penalty or fiduciary liability in connection with any ATS Plan which tax, penalty or fiduciary liability would be reasonably expected to result in a Material Adverse Change; and (vii) there have been no withdrawals of surplus or contributions holidays, except as permitted by law and the terms of the ATS Plans.

3.15 Contracts and Commitments

All of the material contracts, agreements and instruments involving payments to, or obligations (contingent or otherwise) of, the Corporation or any of its subsidiaries (the "**ATS Material Agreements**") to which the Corporation or any of its subsidiaries is a party are valid, binding, in full force and effect in all material respects and enforceable by the Corporation or its subsidiaries (as applicable) in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought. Each of the Corporation and its subsidiaries has performed its obligations under such ATS Material Agreements in accordance with the terms thereof in all material respects.

3.16 Tax Matters

Except as disclosed in Section 3.16 of the ATS Disclosure Letter, each of the Corporation and its subsidiaries has filed on a timely basis all tax returns required to be filed by it (except if not yet due), has paid all taxes which are due and payable, other than as disclosed in writing to COGNICASE, or as set out in the Circular, and has made adequate provision in the ATS Financial Statements for the payment of all taxes not then due and payable. Each of them has made adequate and timely instalments of taxes for the taxation period ending on or immediately before the Effective Date and all tax returns filed by each of them have been duly and accurately completed as required by law. With respect to any taxation period up to and including the Effective Date for which tax returns have not yet been filed or for which taxes are not yet due and payable, each of them has only incurred liabilities for taxes in the ordinary course of its business. All taxes owed by any of the Corporation and its subsidiaries (whether or not shown on any tax return) have been timely withheld, remitted and paid. Each of the Corporation and its subsidiaries has withheld from payments made to its past or present employees, officers and directors, and to non-residents of Canada, the required amount in respect of taxes and other deductions to be withheld therefrom, and has remitted such withheld amounts to the applicable governmental authority within the required time periods under the applicable legislation.

Each of the Corporation and its subsidiaries has collected all taxes that it was required to collect and, as of the date hereof, all such taxes (of the nature of payroll or sales taxes) have been remitted to the applicable governmental authority.

None of the Corporation and its subsidiaries has received any refund of taxes or any credit against taxes from any relevant taxing authority to which it was not entitled and which has not been returned to any such relevant taxing authority.

All tax returns have been filed through and including the financial year ended September 30, 2000 and other than for items in dispute, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any taxes.

Except as disclosed in writing to COGNICASE, there is no dispute or claim concerning any tax liability of the Corporation or any of its subsidiaries either (i) claimed or raised by any agency in writing or (ii) as to which the Corporation and its subsidiaries has knowledge based upon personal contact with any agent of such agency, which in each case would, if adversely determined, result in a Material Adverse Change.

3.17 Brokerage

Except for Acumen Capital Finance Partners Limited, who has been engaged by the Corporation to prepare an opinion as to the fairness to holders of the ATS Shares of the Amalgamation from a financial point of view, no agent, broker, investment banker, or other firm or person is or will be entitled to any broker's or finder's fee or other commission or similar fee incurred by the Corporation in connection with any of, or the consummation of, any of the transactions contemplated hereby.

3.18 Licenses, etc.

The Corporation and each of its subsidiaries owns, possesses, or has obtained and is in compliance with, all governmental licences, permits, certificates, consents, orders and other authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, subject to such exceptions which do not result in a Material Adverse Change.

3.19 Disclosure Documents

The ATS Disclosure Documents are, as of their respective dates, in compliance in all material respects with the Securities Legislation, and the Information Circular – Proxy Statement for the annual meeting of the Corporation held on May 9, 2001 and the annual report of the Corporation for the fiscal year ended September 30, 2001 as of their respective dates, did not contain any misrepresentation.

3.20 Books and Records

The corporate records and minute books of the Corporation and its subsidiaries are maintained in all material respects in accordance with applicable laws. There have been no changes in accounting policies of the Corporation and its subsidiaries since September 30, 2001 other than changes imposed by the Canadian Institute of Chartered Accountants under Canadian generally accepted accounting principles.

3.21 Disclosure

There is no fact which the Corporation has not disclosed to COGNICASE and of which any of its officers, directors or members of senior management is aware and which was or would reasonably be expected to result in a Material Adverse Change.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL SHAREHOLDERS

The Principal Shareholders hereby severally, and not jointly or jointly and severally, represent and warrant to COGNICASE that:

4.1 Corporation Representations and Warranties

The representations and warranties of the Corporation set forth in Article 3 hereof are true and correct in all material respects.

4.2 Ownership of Shares

The Principal Shareholders are the sole beneficial owners of the Shareholders' Shares and of 1,055,000 Options as detailed in Section 4.2 of the ATS Disclosure Letter. The Shareholders Shares constitute all of the ATS Shares owned or controlled, directly or indirectly, by the Principal Shareholders. Subject to obtaining necessary consents, waivers, authorizations, exemptions, registrations, licenses and declarations of or by, or making necessary filings or notification to any governmental, administrative or regulatory authority, the Principal Shareholders have the exclusive right to dispose of the Shareholders' Shares as provided in this Agreement and the Principal Shareholders are not parties to, bound or affected by or subject to, any charter or by-law provision, statute, regulation, judgment, order, decree, law or agreement which would be violated, contravened, breached by, or under which default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

4.3 Good Title

The Shareholders' Shares to be acquired by COGNICASE Acquisitionco from the Principal Shareholders on the Amalgamation will be acquired with good and marketable title, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

4.4 No Agreements

No person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Principal Shareholders of any of the Shareholders' Shares or any interest therein or right thereto, except pursuant to this Agreement.

4.5 Voting

None of the Principal Shareholders have previously granted or agreed to grant any ongoing proxy in respect of the Shareholders' Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Shareholders' Shares, which agreement remains outstanding as at the date hereof.

4.6 Consents

No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any Agency is required to be made or obtained by the Principal Shareholders in connection with (i) the execution and delivery by the Principal Shareholders and enforcement against the Principal Shareholders of this Agreement or (ii) the consummation of any transactions by the Principal Shareholders provided for herein, except for, the filing of press releases and material change reports and early warning reports under applicable Securities Legislation.

4.7 Non-Resident

The Principal Shareholders are not "non-resident" of Canada for the purposes of the *Income Tax Act* (Canada).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF COGNICASE

COGNICASE hereby represents and warrants to the Corporation as follows:

5.1 Incorporation and Qualification

Each of COGNICASE and its subsidiaries is a corporation duly incorporated, organized, validly subsisting and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business as now being conducted by it or the property owned or leased by it makes such registration, licensing or qualification necessary, unless the failure to be so registered or qualified would result in a Material Adverse Change. The copies of COGNICASE's articles and by-laws, which have been furnished to the Corporation, reflect all amendments made thereto at any time prior to the execution of the Agreement and are correct and complete. COGNICASE is not in default under or in violation of any provision of its articles or by-laws.

5.2 Capitalization

The authorized capital of COGNICASE consists of an unlimited number of common shares without par value (the "**COGNICASE Shares**") and an unlimited number of preferred shares without par value, issuable in series.

As of January 31, 2002, 51,865,759 COGNICASE Shares are issued and outstanding and 4,300,000 COGNICASE Shares are reserved for issuance upon the exercise of outstanding options granted under the COGNICASE incentive stock option plan, provided that at the Annual and Special Meeting of shareholders of COGNICASE to be held on February 12, 2002, shareholders will vote on a resolution to increase the number of COGNICASE Shares so reserved to 6,000,000. The issued and outstanding COGNICASE Shares have been validly authorized and issued as fully paid and non-assessable. The COGNICASE Shares are listed and posted for trading on The Toronto Stock Exchange and on NASDAQ. There are no other issued and outstanding shares in the capital of COGNICASE. No shares are held as treasury stock or by any subsidiary of COGNICASE, except as disclosed in the Circular.

The COGNICASE Exchange Shares issued in connection with the Amalgamation will be validly authorized and issued as fully paid and non-assessable. COGNICASE is a reporting issuer in all Provinces of Canada and is materially in good standing and compliance under the Securities Legislation of such Provinces.

The COGNICASE Exchange Shares will be listed and posted for trading on The Toronto Stock Exchange and NASDAQ.

Subject to any applicable resale restrictions with respect to the sale of a "control block" set forth in the Securities Legislation, the COGNICASE Exchange Shares to be delivered to the ATS Shareholders as a result of the Amalgamation will be freely tradable in all provinces of Canada and in the United States without any requirement of any holding period, assuming, with respect to resales in the United States, that (i) such ATS Shareholders are not and will not be upon consummation of the Amalgamation "affiliates" of COGNICASE within the meaning of the U.S. Securities Act, (ii) the ATS Shares delivered by such ATS Shareholders are not "restricted securities" for purposes of Rule 144 promulgated under the U.S. Securities Act, (iii) as of thirty (30) days before the commencement of the solicitation of proxies for the transactions contemplated by this Agreement the percentage of issued and outstanding ATS Shares held by "U.S. holders", as such term is defined in Rule 800(h) promulgated under the U.S. Securities Act, is not more than ten percent (10%) and (iv) the Corporation is a "foreign private issuer" as such term is defined under the U.S. Securities Act.

5.3 Authority, Filings

COGNICASE has the corporate power and authority and has received all necessary corporate approvals to enter into the Agreement and to carry out the transactions contemplated hereby. The Agreement has been duly authorized, executed and delivered by COGNICASE and constitutes a valid and binding obligation of COGNICASE enforceable by the Corporation and the Principal Shareholders against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

Other than in connection with or in compliance with the provisions, to the extent applicable, of regulatory approvals, and except for the filing of appropriate notices with the relevant stock exchanges, material change reports and press releases, no other authorization, consent or approval of any agency is necessary for the completion by COGNICASE of its obligations under the Agreement, the failure to obtain of which, individually or in the aggregate, would result in a Material Adverse Change.

5.4 Subsidiaries

All of the outstanding shares of the capital stock and other ownership interests of the subsidiaries which are owned by COGNICASE are validly issued, fully paid and non-assessable and are owned free and clear of all material liens or encumbrances. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating COGNICASE or any of its subsidiaries to issue or sell any securities of any of those subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of those subsidiaries or any other person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of any of the subsidiaries of COGNICASE.

5.5 Absence of Changes

Since September 30, 2001, and except as disclosed in the public disclosure documents (including the short form prospectus of COGNICASE dated December 21, 2001 and Management Proxy Circular dated January 8, 2002) filed by COGNICASE since September 30, 2001 with any Agency including the information relating to COGNICASE contained in the Circular (the "**COGNICASE Disclosure Documents**"), there has not been any Material Adverse Change in the business or condition (financial or otherwise) of COGNICASE and its subsidiaries taken as a whole. Without limiting the generality of the foregoing, from September 30, 2001 to the date hereof, except as disclosed in the COGNICASE Disclosure Documents:

(a) neither COGNICASE nor any of its subsidiaries has sold, leased, transferred, or assigned, in one or more transactions, any assets, tangible or intangible, outside the ordinary course of business other than transactions which are not material to COGNICASE and its subsidiaries taken as a whole, other than transactions among one or more of COGNICASE and its subsidiaries;

(b) neither COGNICASE nor any of its subsidiaries has entered into any agreement, contract, lease, or license, in one or more transactions, outside the ordinary course of business other than transactions which are not material to COGNICASE and its subsidiaries taken as a whole and except as disclosed in writing to the Corporation;

(c) no person (including any of COGNICASE and its subsidiaries) has accelerated, terminated, made material modifications to, or cancelled any agreement, contract, lease, or license to which any of COGNICASE and its subsidiaries is a party or by which any of them is bound or to which their property is subject outside the ordinary course of business other than transactions which are not material to COGNICASE and its subsidiaries taken as a whole;

(d) neither COGNICASE nor any of its subsidiaries has made, outside the ordinary course of business, any loan to, or any other investment in, any other person other than COGNICASE or any of its subsidiaries other than transactions which are not material to COGNICASE and its subsidiaries taken as a whole;

(e) neither COGNICASE nor any of its subsidiaries has created, incurred, assumed, or guaranteed indebtedness for borrowed money or obligations in respect of capitalized leases, other than under existing credit facilities;

(f) there has been no change made or authorized in the articles or by-laws of any of COGNICASE and its subsidiaries other than changes which are not material to COGNICASE and its subsidiaries taken as a whole;

(g) neither COGNICASE nor any of its subsidiaries has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock, other than pursuant to COGNICASE stock options or share purchase plans in existence on the date hereof and other than to COGNICASE or another subsidiary; and

(h) neither COGNICASE nor any of its subsidiaries has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock other than in the ordinary course or as permitted under this Agreement.

5.6 Securities Law Filings

COGNICASE has filed all proxy circulars, reports and other documents required to be filed by it pursuant to the Securities Legislation. COGNICASE has provided to the Corporation copies of the COGNICASE Disclosure Documents requested by the Corporation relating to COGNICASE and all COGNICASE's final proxy circulars, prospectuses, annual information forms, quarterly reports, reports and other documents filed by COGNICASE since September 30, 2001 pursuant to the Securities Legislation (collectively, the "**COGNICASE Securities Reports**"). Each COGNICASE Securities Report was, as of the date of filing such report, in compliance in all material respects with all applicable requirements of Securities Legislation and none of the COGNICASE Securities Reports, as of their respective filing dates, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. COGNICASE is not an "investment company" as such term is defined under the United States Investment Company Act of 1940, as amended.

5.7 No Conflict

In the jurisdictions in which COGNICASE operates and subject to receipt of those approvals listed in Section 5.7 of the COGNICASE Disclosure Letter, attached hereto, the execution and delivery of the Agreement by COGNICASE does not, and the performance of the Agreement by COGNICASE and the consummation by it of the transactions contemplated in the Agreement shall not:

(a) conflict with or violate the articles or by-laws or equivalent organizational documents of COGNICASE or any subsidiaries;

(b) conflict with or violate any law, rule, permit, order, judgment or decree applicable to COGNICASE or any of its subsidiaries or by which any of their respective properties is bound or affected, the conflict with which or violation of which would result in a Material Adverse Change;

(c) result in any breach of or constitute a default or a cross-default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of COGNICASE or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture or other similar contract, agreement or instrument relating to indebtedness for borrowed money (the "**COGNICASE Debt Agreements**") to which COGNICASE or any of its subsidiaries is a party or by which COGNICASE or any of its subsidiaries or any of their respective properties is bound or affected; or

(d) result in any breach of or constitute a default or a cross-default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of COGNICASE or any of its subsidiaries pursuant to, any contract, agreement, lease, licence, permit, franchise or other instrument or obligation (other than the COGNICASE Debt Agreements), to which COGNICASE or any of its subsidiaries is a party or by which COGNICASE or any of its subsidiaries or any of their respective properties is bound or affected, which breach or default, in any such case, would result in a Material Adverse Change or materially impede the completion of the transactions contemplated in the Agreement.

5.8 Financial Statements

COGNICASE has previously furnished the Corporation with true and complete copies of the audited financial statements for the year ended on September 30, 2001 (the "**COGNICASE Financial Statements**"). The COGNICASE Financial Statements present fairly, in all material respects, the consolidated financial position of COGNICASE and the results of its operations and its cash flows as of the respective dates and for the periods presented therein in conformity with Canadian generally accepted accounting principles as in effect on the applicable dates of such financial statements and applied on a consistent basis, except as noted therein and except that in the case of the unaudited financial statements, no notes are included and such unaudited financial statements may be subject to normal, recurring adjustments that would be made in the course of an audit and that would not be material.

5.9 Disclosure Documents

The COGNICASE Disclosure Documents are, as of their respective dates, in compliance in all material respects with the Securities Legislation, and the Management Proxy Circular for the 2002 annual meeting of COGNICASE and the Annual Information Form of COGNICASE for the fiscal year ended September 30, 2001, as of their respective dates, did not contain any misrepresentation.

5.10 Disclosure

There is no fact which COGNICASE has not disclosed to the Corporation and of which any of its officers, directors or members of senior management is aware and which was or would reasonably be expected to result in a Material Adverse Change.

5.11 Compliance

Neither COGNICASE nor any of its subsidiaries is in conflict with, or in default (including cross-defaults) or violation of:

(a) its articles or by-laws or equivalent organizational documents;

(b) any law, rule, order, permit, judgment or decree applicable to COGNICASE or any of its subsidiaries or by which any one of their respective properties is bound or affected, which conflict, default or violation is a Material Adverse Change;

(c) any COGNICASE Debt Agreement to which COGNICASE or any of its subsidiaries is a party or by which COGNICASE or any of its subsidiaries or any of their respective properties is bound or affected; or

(d) any contract, agreement, lease, licence, permit or other instrument or obligation (other than the COGNICASE Debt Agreements) to which COGNICASE or any of its subsidiaries is a party or by which COGNICASE or any of its subsidiaries or any of their respective properties is bound or affected which conflict, default or violation, in any such case, would result in a Material Adverse Change or materially impede the completion of the transactions contemplated in the Agreement.

In particular, and without limiting the generality of the foregoing, COGNICASE has complied with the provisions of the Securities Legislation, except for non compliance that could not reasonably be expected to result in a Material Adverse Change.

5.12 Litigation

Except as disclosed in Section 5.12 of the COGNICASE Disclosure Letter or in the COGNICASE Disclosure Documents, there are no claims, actions, proceedings, suits, investigations, reviews, judgments, or decrees pending or, to the knowledge of COGNICASE, threatened against or involving COGNICASE or any of its subsidiaries or any of their business, assets or properties before any agency or arbitrator, that, individually or in the aggregate, if adversely determined, would result in a Material Adverse Change. As at the date hereof, neither COGNICASE nor any of its subsidiaries nor any of their assets or properties is subject to any judgment, order or decree which was or will result in a Material Adverse Change, except as disclosed in the COGNICASE Disclosure Documents.

5.13 Tax Matters

Each of COGNICASE and its subsidiaries has filed on a timely basis all tax returns required to be filed by it (except if not yet due), has paid all taxes which are due and payable, other than as disclosed in writing to the Corporation, and has made adequate provision in the COGNICASE Financial Statements for the payment of all taxes not then due and payable. Each of them has made adequate and timely instalments of taxes for the taxation period ending on or immediately before the Effective Date and all tax returns filed by each of them have been duly and accurately completed as required by law. With respect to any taxation period up to and including the Effective Date for which tax returns have not yet been filed or for which taxes are not yet due and payable, each of them has only incurred liabilities for taxes in the ordinary course of its business. All taxes owed by any of COGNICASE and its subsidiaries (whether or not shown on any tax return) have been timely withheld, remitted and paid. Each of COGNICASE and its subsidiaries has withheld from payments made to its past or present employees, officers and directors, and to non-residents of Canada, the required amount in respect of taxes and other deductions to be withheld therefrom, and has remitted such withheld amounts to the applicable governmental authority within the required time periods under the applicable legislation.

Each of COGNICASE and its subsidiaries has collected all taxes that it was required to collect and, as of the date hereof, all such taxes (of the nature of payroll or sales taxes) have been remitted to the applicable governmental authority.

None of COGNICASE and its subsidiaries has received any refund of taxes or any credit against taxes from any relevant taxing authority to which it was not entitled and which has not been returned to any such relevant taxing authority.

All tax returns have been filed through and including the financial year ended September 30, 2001 and other than for items in dispute, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any taxes.

Except as disclosed in writing to the Corporation, there is no dispute or claim concerning any tax liability of COGNICASE or any of its subsidiaries either (i) claimed or raised by any agency in writing or (ii) as to which COGNICASE and its subsidiaries has knowledge based upon personal contact with any agent of such agency, which in each case would, if adversely determined, result in a Material Adverse Change.

5.14 Licenses, etc.

COGNICASE and each of its subsidiaries owns, possesses, or has obtained and is in compliance with, all governmental licences, permits, certificates, consents, orders and other authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, subject to such exceptions which do not result in a Material Adverse Change.

5.15 Absence of Undisclosed Liabilities

Other than as disclosed in the COGNICASE Disclosure Documents, neither COGNICASE nor any of its subsidiaries has any material liabilities or obligations of any nature (whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except liabilities or obligations reflected or reserved against in the COGNICASE Financial Statements and except for the liabilities and obligations incurred in the ordinary course of business since September 30, 2001.

5.16 Contracts and Commitments

All of the material contracts, agreements and instruments involving payments to, or obligations (contingent or otherwise) of, COGNICASE or any of its subsidiaries (the "**COGNICASE Material Agreements**") to which COGNICASE or any of its subsidiaries is a party are valid, binding, in full force and effect in all material respects and enforceable by COGNICASE or its subsidiaries (as applicable) in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought. Each of COGNICASE and its subsidiaries has performed its obligations under such COGNICASE Material Agreements in accordance with the terms thereof in all material respects.

ARTICLE 6
PRE-MERGER COVENANTS

6.1 Operation of Business by the Corporation

From the date hereof to March 31, 2002, unless COGNICASE shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Corporation shall (and shall cause each of its subsidiaries to) conduct its and their respective businesses in the ordinary course of business consistent with past practice. Without limitation, the Corporation shall:

(a) not, and shall cause each of its subsidiaries not to, take any action (directly or indirectly) with respect to any of the following, except to the extent necessary to give effect to obligations under this Agreement:

(i) any take-over bid for ATS Shares to which attach no less than 20% of the voting rights attaching to all ATS Shares (other than the offer of COGNICASE hereunder), merger, amalgamation, plan of arrangement, reorganization, joint venture, strategic alliance or other business combination or similar transaction involving the Corporation or substantially all of its assets, except transactions between the Corporation and one or more of its subsidiaries or between one or more of the Corporation's subsidiaries and transactions entered into in the ordinary course of business;

(ii) any acquisition or disposition of assets or securities in an amount in excess of $50,000, other than (y) transactions between the Corporation and one or more of its subsidiaries or between one or more of the Corporation's subsidiaries and (z) transactions in the ordinary course of their respective businesses;

(iii) any change in its capitalization (including, but not limited to, any increase in the amount or maturity of its consolidated borrowings) or any conversion of an amount of short term borrowings into long term borrowings in an amount in excess of $50,000 other than accessing in the normal course of business, existing credit facilities;

(iv) declaring or paying any dividend or declaring, authorizing or making any distribution of, on or in respect of any of its securities whether payable in cash, securities or otherwise other than any dividend or distribution by wholly-owned subsidiaries of the Corporation to the Corporation;

(v) any release or relinquishment not in the ordinary course of business of any material contractual rights;

(vi) the amendment of its articles or by-laws, or the issuance or purchase or other acquisition of any ATS Shares or securities convertible into, or rights, warrants or options to acquire, any such ATS Shares or other convertible securities other than pursuant to:

(A) the exercise of any of the Options or Warrants, currently outstanding, or

(B) in the ordinary course and consistent with past practice, existing share purchase plans, provided such issuance or purchase or other acquisition was authorized prior to the date hereof;

(vii) agreeing or committing to the guarantee of payment of any material indebtedness other than in the ordinary course of business and consistent with past practice and other than in connection with the facilities referred to in (iii) above; or

(viii) instituting, cancelling or modifying any pension plans or other employee benefit arrangements except with COGNICASE's prior written approval, which approval shall not be unreasonably withheld;

(b) not, and will not permit any of its subsidiaries to, grant to any senior officer of the Corporation or any of its subsidiaries any increase in compensation or in severance or termination pay, or enter into any employment agreement with any senior officer of the Corporation or any subsidiary other than pursuant to a previously entered into binding written agreement disclosed to COGNICASE in writing;

(c) except as otherwise contemplated hereby or with COGNICASE's prior written approval, which approval shall not be unreasonably withheld, enter into or amend existing agreements, commitments or contracts which, individually or in the aggregate, are material to the Corporation and its subsidiaries taken as a whole provided that agreements, commitments or contracts involving the receipt or expenditure of not more than $250,000 are deemed not to be material.

(d) use reasonable efforts, and cause each of its subsidiaries to use reasonable efforts to preserve intact their respective business organizations and goodwill, to keep available the services of their respective officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships;

(e) promptly advise COGNICASE orally and in writing of any change in the financial condition or operations of the Corporation that is likely to result in a Material Adverse Change;

(f) not, and will cause each of its subsidiaries not to, enter into any transaction or perform any act which might (i) interfere or be inconsistent with the successful completion of the transactions contemplated by this Agreement, (ii) render inaccurate any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date or (iii) adversely affect the Corporation's ability to perform its covenants and agreements under this Agreement;

(g) use reasonable efforts (i) to accelerate the vesting of Options so as to allow all persons holding "in the money" Options to exercise their Options, and (ii) to deal with all remaining Options in a manner satisfactory to COGNICASE and the Corporation;

(h) use reasonable efforts to cause the Warrants to be exercised; and

(i) in accordance with written instructions provided by COGNICASE, terminate, effective as at the Effective Date, the employment agreements entered into by the Corporation, or any of its subsidiaries, with any senior officer of the Corporation, or of its subsidiaries, which COGNICASE does not wish to retain following the Amalgamation.

6.2 Proceedings

Each of the Corporation and COGNICASE shall vigorously defend or cause to be defended any lawsuits or other legal proceedings brought against it or any affiliate or subsidiary thereof challenging this Agreement or the completion of the Amalgamation. None of the Corporation nor COGNICASE shall settle or compromise any claim brought by its respective present, former or purported holders of any of its securities in connection with the Amalgamation prior to the Effective Time without the prior written consent of the other parties hereto.

6.3 Preparation of Circular, Registration Statement and other Filings and Submissions

The Corporation and COGNICASE shall cooperate and use their reasonable efforts in: (i) the preparation of the Circular; (ii) obtaining of all licences, consents, approvals, authorizations and orders of governmental, regulatory and stock exchange authorities and third parties as are necessary for the consummation of the transactions contemplated hereby; (iii) the preparation of any document reasonably deemed necessary by COGNICASE and the Corporation to discharge their obligations under the U.S. Securities Act in connection with the Amalgamation and the issuance of the COGNICASE Exchange Shares; (iv) the preparation of all documents and obtaining the required or necessary exemption orders for the qualification for distribution in all provinces of Canada of the COGNICASE Exchange Shares issuable upon the Amalgamation; and (v) taking of all such actions as may be required under or pursuant to the BCAA in connection with the Amalgamation. The Corporation and COGNICASE shall each furnish to one another, on a timely basis, all such information as may be required to complete the foregoing actions, and each covenants that no information so furnished by it in writing in connection with such actions or otherwise in connection with the consummation of the Amalgamation will contain any untrue statement of a material fact or omit to state a material fact required to be stated in order to make any information so furnished, in light of the circumstances in which they were made, not misleading. Each of COGNICASE and the Corporation will ensure that the information relating to it which is provided in the Circular will not contain any misrepresentation. COGNICASE and the Corporation shall each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular contains a misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances under which they were made. In any such event, COGNICASE and the Corporation shall cooperate in the preparation of a supplement or amendment to the Circular, as the case may be, that corrects such misstatement or omission, and shall cause the same to be distributed to the ATS Shareholders and, if required by the Securities Legislation, filed with the appropriate regulatory authority.

6.4 Special Meeting

As promptly as practicable after the date hereof, the Corporation shall prepare, in consultation and with the cooperation of COGNICASE, the Circular for mailing to the ATS Shareholders. The Corporation shall convene the Special Meeting on March 14, 2002 or such other date (subject to postponement as provided herein) to be agreed upon between COGNICASE and the Corporation. Each of the parties hereto shall provide each other, on a timely basis, with all such information as may be required to be included in the Circular and which relates to each of them, respectively.

The parties hereto shall cooperate with each other in connection with the preparation of documentation for submission to regulatory authorities and holders of their respective securities and shall keep each other informed of any requests or comments made by regulatory authorities in connection with such documentation.

The Corporation shall, only if requested by COGNICASE, hire such agents to solicit proxies as COGNICASE may specify. The Corporation shall make all reasonable efforts to actively solicit proxies from the holders of ATS Shares in favour of the Amalgamation in accordance with applicable laws.

6.5 The Amalgamation

Each of COGNICASE and the Corporation shall, and shall cause its subsidiaries to, use reasonable efforts to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws, including the Securities Legislation, to permit the completion of the Amalgamation in accordance with the provisions of this Agreement and to consummate and make effective all other transactions contemplated in this Agreement and to cooperate with each other in connection with the foregoing, including:

(a) agreeing to such changes, modifications or amendments to the Amalgamation as any party hereto may reasonably request, provided any such change, modification or amendment would not adversely affect any party hereto (or the ATS Shareholders) in the sole opinion of such party acting reasonably;

(b) using reasonable efforts to provide notice to, and obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases and other contracts to which it or any of its subsidiaries is a party, and releases of all pledges, guarantees and security interests made or granted by it, the failure of which to obtain would prevent the parties hereto from effecting the Amalgamation or the other transactions contemplated hereby or may result in a Material Adverse Change;

(c) using reasonable efforts to obtain the approval of the ATS Shareholders at the Special Meeting in compliance with the Securities Legislation;

(d) using reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian, United States, provincial, state, municipal, local or foreign law or regulations, the failure to obtain which would prevent the parties hereto from effecting the Amalgamation or the other transactions contemplated hereby or may result in a Material Adverse Change;

(e) using reasonable efforts to lift or rescind any injunction or restraining order or other order which may be entered against it, which injunction or order would prevent the parties hereto from completing the transactions contemplated hereby;

(f) using reasonable efforts to effect or cause to be effected all necessary registrations and filings (including any filings required to maintain any of the Corporation's, COGNICASE's or their respective subsidiaries' permits in full force and effect upon completion of the Amalgamation) and submissions of information requested of it by governmental authorities, the failure of which to obtain would prevent the parties hereto from effecting the transactions contemplated hereby or would result in a Material Adverse Change; and

(g) cooperating with each other in connection with any lawsuits or legal proceedings brought against any party or any affiliate thereof challenging this Agreement, or the completion of the transactions contemplated hereby, and keeping each other informed of any material information that becomes known to them in connection therewith.

Without limiting the generality of the foregoing, each party shall keep the other party apprised of the material steps it has taken or will take in order to effect the foregoing matters and, where appropriate, provide the other party with the opportunity to comment on documents, in draft form, which are necessary in connection with such matters.

6.6 Corporation Access

The Corporation shall, and shall cause its subsidiaries and the officers, directors, employees and agents of it and its subsidiaries to provide COGNICASE and its officers, employees, agents and bankers complete access at all reasonable times and on reasonable notice to their respective businesses, properties, assets, officers, employees, agents, books and records (including all financial, operating, personnel, compensation, tax and other data and information as COGNICASE through its officers, employees or agents, may reasonably request). In the event of the termination of this Agreement without the Amalgamation being completed, COGNICASE will hold such information in confidence to the extent and as provided in the Confidentiality Agreement, which agreement shall survive the termination of this Agreement.

6.7 Public Announcements

Neither COGNICASE nor the Corporation shall, nor shall it permit any of its subsidiaries to (and each such party shall use reasonable efforts to cause its affiliates, shareholders, directors, officers, employees, agents and representatives not to), issue any press release, make any public announcement or public filing or furnish any written statement to its employees or shareholders generally concerning the Amalgamation without the consent of the other parties hereto (which consent shall not be unreasonably withheld), except to the extent required by applicable law or the Securities Legislation (and in any such case, such party shall, to the extent consistent with timely compliance with such requirement, consult with the other party prior to making the required release, announcement, filing or statement).

6.8 Notification of Certain Matters

Between the date hereof and the Effective Time, each party shall give prompt notice in writing to the other parties hereto of (i) any information that indicates that any of its representations or warranties contained herein was not true and correct as of the date hereof or will not be true and correct at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (except for changes permitted or contemplated by this Agreement), (ii) the occurrence of any event that will result, or has a reasonable prospect of resulting, in the failure of any condition specified in Article 9 hereof to be satisfied and (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Amalgamation and the other transactions contemplated in this Agreement, or that the Amalgamation and the other transactions contemplated in this Agreement may otherwise violate the rights of or confer remedies upon such third party.

6.9 Support of Resolution to Approve Amalgamation

The Corporation shall, through its Board of Directors, after consideration of a fairness opinion prepared by an independent financial advisor concluding that the Amalgamation is fair, from a financial point of view to the ATS Shareholders, such fairness opinion the Corporation hereby represents has been provided to the satisfaction of the Board of Directors, recommend that the ATS Shareholders approve the Amalgamation and shall use reasonable efforts to secure all such approvals.

6.10 Covenants of the Principal Shareholders

Each of the Principal Shareholders hereby covenants that it will:

(a) not sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey its Shareholders Shares to any person (except to any wholly-owned subsidiary of the Principal Shareholder to the extent such subsidiary agrees in writing to be bound by the terms of this Agreement) or agree to do any of the foregoing;

(b) not grant or agree to grant any proxy or other right to vote its Shareholders Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to its Shareholder's Shares other than as contemplated in this Agreement;

(c) not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to its Shareholders Shares pursuant to this Section 6.10;

(d) except as otherwise contemplated in Section **Error! Reference source not found.** hereof, exercise the voting rights attaching to the Shareholders Shares to vote in favour of the Amalgamation at the Special Meeting and otherwise exercise such voting rights and use reasonable efforts to oppose any proposed action by the Corporation, its shareholders, any of its subsidiaries or any other person: (i) in respect of any amalgamation, merger, sale of the Corporation's or its subsidiaries' assets, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving the Corporation, or any of its subsidiaries, other than the Amalgamation, and (ii) which might be regarded as being directed towards or likely to prevent or delay the successful completion of the Amalgamation;

(e) no later than five (5) Business Days prior to the Special Meeting, deliver to COGNICASE copies of a duly executed proxy delivered to the Corporation's Corporate Secretary voting in favour of the Amalgamation, such proxy not to be revoked unless this Agreement is terminated prior to the exercise of such proxy; or

(f) not exercise any right of dissent under the BCAA in connection with the Amalgamation.

6.11 Competing Transaction

Notwithstanding anything else in this Agreement, nothing shall prevent the Board of Directors of the Corporation from withdrawing, modifying or changing any recommendation regarding the Amalgamation in response to a *bona fide* Competing Transaction (as defined below) that has not been solicited, initiated, assisted or encouraged (except as permitted in the proviso to section 7.1) by or on behalf of the Corporation or by any advisor to or director, officer or employee of the Corporation or any affiliate or associate thereof where, in the opinion of the Board of Directors of the Corporation acting in good faith, on the advice of the Corporation's counsel, a failure to so respond would be inconsistent with its fiduciary obligations under applicable law. The Corporation shall promptly notify COGNICASE of the receipt of any proposal or offer, or any inquiry or contact with any person with respect thereto, which has been or is made relating to the acquisition of the Corporation, and shall notify COGNICASE forthwith upon becoming aware of a proposal which the Corporation reasonably believes if made in writing would be a Competing Transaction as defined herein (including the identity of any prospective offeror).

For the purposes hereof, "**Competing Transaction**" means an unsolicited offer or a proposal made to the Corporation in writing and duly authorized by the Board of Directors of the person making the offer or proposal (i) to purchase or otherwise acquire all of, or a substantial portion of, the ATS Shares or all or a material portion of the assets of the Corporation, (ii) is made or proposed to be made, with respect to ATS Shares, by means of a take-over bid, amalgamation or plan of arrangement and available to all holders of the ATS Shares, (iii) with conditions no more beneficial, taken as a whole, to the person making the offer or proposal than those contained in this Agreement for the benefit of COGNICASE, and (iv) which the Board of Directors of the Corporation has determined provides or will provide a consideration, on a cash equivalent basis, greater than the value of the offer of COGNICASE hereunder, and which the Board of Directors intends to recommend to the ATS Shareholders.

6.12 Notification of Competing Transaction

The Corporation shall not enter into any agreement regarding a Competing Transaction or shall not withdraw or otherwise change its recommendation to support the Amalgamation unless it has provided COGNICASE with notice in writing that there is a Competing Transaction and provided COGNICASE with an opportunity to amend the Amalgamation to increase the consideration to be given in exchange for each ATS Share under the Amalgamation. The Corporation shall provide COGNICASE with a copy of any agreement relating to the Competing Transaction that is proposed to be executed by the person making the offer or proposal relating to the Competing Transaction, at least three (3) Business Days before the earlier of (a) its proposed execution by the Corporation or (b) the date on which the Board of Directors of the Corporation proposes to withdraw or otherwise change its recommendation to support the Amalgamation. If COGNICASE does not agree to and does not announce publicly an increase to the consideration under the Amalgamation, to an amount that is at least equal to that offered under the Competing Transaction within those three (3) Business Days, the Corporation will be entitled to enter into the agreement, if any, so provided to COGNICASE and relating to the Competing Transaction.

6.13 Cash Equivalence

The cash equivalent value of any non-cash consideration of a Competing Offer or under the Amalgamation shall be valued as of the close of business on the date that the Competing Offer is received by the Corporation and shall be mutually agreed upon by Acumen Capital Finance Partners Limited (or at the Corporation's option, a member of either the IDA or the NASD) on behalf of the Corporation and by National Bank Financial Inc. (or, at COGNICASE's option, another member of the IDA or NASD) on behalf of COGNICASE, each acting reasonably. If the two members are unable to mutually agree on the cash equivalent value of such non-cash consideration by 2:00 p.m. on the second day following the date on which the Competing Offer is received by the Corporation, the Corporation and COGNICASE shall request a third member of the IDA or NASD to determine the cash equivalent value of the non-cash consideration by 12:00 noon on the following day. If that member does not make such determination by such time, each of the initial members shall advise the Corporation and COGNICASE of their respective professional judgment of the cash equivalent value of such non-cash consideration and the cash equivalent value of such non-cash consideration shall be the average of the amounts reflected in such judgments. Any such determination made in accordance with the foregoing provisions shall be binding on the parties.

6.14 Escrow

Each of the Principal Shareholders shall deposit into escrow, pursuant to an escrow agreement in such form as COGNICASE may reasonably require, 33% of the aggregate consideration (the "Escrow Consideration") received by such Principal Shareholder on the Amalgamation (which may, at the election of such Principal Shareholder be represented by all share consideration) of which, unless a claim of breach of representation or warranty is made in writing against such Principal Shareholder by COGNICASE prior to the release of such Escrow Consideration (in which case COGNICASE may have recourse to such Escrow Consideration to satisfy its claim for breach of representation and warranty), one half shall be released six months after the Effective Date and one half shall be released twelve months after the Effective Date.

The sole remedy of COGNICASE against the Principal Shareholders for breach of representation or warranty hereunder shall be to realize upon the Escrow Consideration remaining in escrow pursuant to this provision at the time the claim is made.

ARTICLE 7
COMMITMENT TO THE TRANSACTION AND TERMINATION FEES

7.1 Commitment to the Transaction

The Corporation hereby covenants that from the date hereof until the earlier of (i) the Effective Time; and (ii) this Agreement having been terminated pursuant to Article 8 hereof; the Corporation, or its subsidiaries, will:

(a) not take any action of any kind which may reduce the likelihood of success of the Amalgamation, including but not limited to any action to continue, solicit, initiate, assist or encourage enquiries, submissions, proposals or offers from any other person, entity or group relating to, and will not participate in any discussions or negotiations regarding or furnish to any other person, entity or group any information with respect to, or otherwise co-operate in any way with or assist or participate in, or facilitate or encourage any effort or attempt with respect to:

(i) the direct or indirect acquisition or disposition of all or any ATS Shares or any other securities of the Corporation or its subsidiaries (except from or to the Corporation or one of its subsidiaries or in the ordinary course of business); or

(ii) any amalgamation, merger, sale (other than a sale in the ordinary course of business consistent with past practice) of any part of the Corporation's or any of its subsidiaries' assets, take-over bid, plan of arrangement, reorganization, substantial issuer bid, substantial dividend or distribution out of the ordinary course of business, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving the Corporation or substantially all of its assets (except from or to the Corporation or one of its subsidiaries or in the ordinary course of business).

(b) cease all negotiations with any third party in respect of any Competing Transaction. In addition, the Corporation shall not release any such third party from its obligations under any confidentiality agreement or other similar agreement entered into with the Corporation and the Corporation shall cause such third party to return or destroy any document provided by the Corporation in connection with any such Competing Transaction.

Notwithstanding the foregoing, the Corporation shall be entitled to supply information to a third party in response to an unsolicited written proposal which, if implemented, would, in the Corporation’s reasonable judgment, constitute a Competing Transaction as herein defined. However, the Corporation shall only supply such information following the execution by said third party of a confidentiality agreement no less restrictive than the Confidentiality Agreement.

In addition, prior to supplying information to the third party, the Corporation shall send to COGNICASE a copy of said third party's unsolicited written proposal and of the confidentiality agreement entered into with the third party. Finally, the Corporation shall provide copies to COGNICASE of all documents provided to the third party, at the same time such documents are provided.

7.2 Payment to COGNICASE

If COGNICASE does not complete the Amalgamation solely as a result of (i) the Board of Directors of the Corporation failing to recommend to the ATS Shareholders that they approve the Amalgamation in the Circular; or (ii) having done so, the Board of Directors of the Corporation subsequently adversely modifies or withdraws its recommendation that the ATS Shareholders approve the Amalgamation; or (iii) the Corporation terminates this Agreement pursuant to Section 8.1(c) hereof, or (iv) COGNICASE has determined not to proceed with the Amalgamation by reason of a condition precedent to the Amalgamation in its favour not being satisfied as a result of the Corporation's breach of any of its covenants or obligations hereunder; then, in any such event, in recognition of the efforts of COGNICASE in proposing the Amalgamation, the Corporation will pay to COGNICASE a break-up fee equal to $3.0 million within 60 days of the occurrence of the events in (i), (ii), (iii) or (iv) above, as the case may be.

7.3 Standstill of the Corporation

Notwithstanding anything else in this Agreement, the Corporation (or any of its advisors, directors, officers or employees) shall not, on or before March 31, 2002, solicit, initiate, assist or encourage a third party to present the Corporation with a Competing Transaction, or with an offer or proposal which could result in a Competing Transaction. The Corporation shall promptly notify COGNICASE of the receipt of any offer or proposal, or any inquiry or contact with any third party with respect thereto, which has been or is made relating to the acquisition of the Corporation.

ARTICLE 8
TERMINATION

8.1 Termination by Corporation

The Corporation may, without prejudice to any other rights, terminate this Agreement by notice to COGNICASE if:

(a) the conditions precedent in Section 9.2 are not satisfied or waived by the Corporation on or prior to the Effective Date;

(b) COGNICASE breaches this Agreement in any material respect; or

(c) subject to the prior payment of the break-up fee provided in Section 7.2, COGNICASE has been notified by the Corporation of a Competing Transaction in accordance with Section 6.12 and the Board of Directors of the Corporation has determined to modify or withdraw the recommendation made by the Board of Directors of the Corporation that shareholders approve the Amalgamation and has determined to make a recommendation that Shareholders accept the Competing Transaction.

8.2 Termination by COGNICASE

COGNICASE may, without prejudice to any other rights, terminate this Agreement by notice to the Corporation if:

(a) the conditions precedent in Section 9.1 are not satisfied or waived by COGNICASE on or prior to the Effective Date;

(b) the circumstances entitling COGNICASE to payment under Section 7.2 have occurred; or

(c) the Corporation breaches this Agreement in any material respect.

8.3 Automatic Termination

This Agreement will terminate:

(a) if the Amalgamation does not occur on or before March 15, 2002, or such later date as may be agreed by the Corporation and COGNICASE, or

(b) if ATS pays to COGNICASE the break up fee provided for in Section 7.2.

8.4 Effect of Termination

In the case of any termination of this Agreement pursuant to this Article 8, this Agreement shall be of no further force and effect, except for Article 7, which shall remain in full force and effect and nothing herein shall relieve any party from liability for any breach of this Agreement, provided that if the Corporation becomes obligated to and has paid the fees provided for in Section 7.2, the Corporation shall have no further liability under this Agreement.

ARTICLE 9
CONDITIONS

9.1 Conditions for the Benefit of COGNICASE

The obligations of COGNICASE to complete the Amalgamation shall be subject to the fulfilment, or the waiver by COGNICASE, of the following conditions, each of which is for the exclusive benefit of COGNICASE and may be waived by COGNICASE at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have:

(a) all necessary corporate or similar action shall have been taken by the Corporation to authorize the execution and delivery of this Agreement and the consummation of the Amalgamation;

(b) the Amalgamation, as proposed or with any amendment acceptable to COGNICASE, shall have been approved by the ATS Shareholders at the Special

Meeting in compliance with the Securities Legislation and less than 10% of the ATS Shareholders shall have exercised their right of dissent under the BCAA;

(c) all material approvals or consents that are necessary in connection with the Amalgamation shall have been obtained on terms that do not result in a Material Adverse Change for COGNICASE and its subsidiaries taken as a whole and the Corporation and its subsidiaries taken as a whole;

(d) the Corporation shall have performed each covenant or obligation to be performed by it hereunder in favour of COGNICASE on or prior to the Effective Date, if the failure to perform such covenant or obligation would result in a Material Adverse Change for the Corporation and its subsidiaries taken as a whole or materially impede the completion of the Amalgamation or the other transactions contemplated herein;

(e) the representations and warranties of the Corporation set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Date (as if made on and as of that date) except as affected by the transactions contemplated or permitted by this Agreement, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such date and except for any failures or breaches of representations and warranties which would not result in a Material Adverse Change for the Corporation and its subsidiaries taken as a whole or materially impede the completion of the Amalgamation or the other transactions contemplated herein;

(f) no judgment or order shall have been issued by any Agency, no action, suit or proceeding shall have been threatened or taken by any person, and no law or policy shall have been proposed, enacted, or promulgated or applied,

(i) which could reasonably be expected to have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation, or

(ii) that, if the Amalgamation were completed, could reasonably be expected to result in a Material Adverse Change for either COGNICASE and its subsidiaries taken as whole or the Corporation and its subsidiaries taken as a whole;

provided, however, that COGNICASE shall not be required to complete the Amalgamation as a result of any act, action, suit or proceeding taken by a person other than an Agency (a "**Private Person**") only if such act, action, suit or proceeding shall have been resolved in favour of such Private Person as evidenced by an order, ruling or decision by any Agency having jurisdiction in respect of the Amalgamation or COGNICASE or the Corporation, or if, in the reasonable opinion of COGNICASE acting on the advice of counsel, there is a reasonable risk that such act, action, suit or proceeding (other than an act, action, suit or proceeding disclosed in writing to the other parties hereto) will be so resolved in favour of such Private Person;

(g) COGNICASE shall have received a legal opinion from legal counsel to the Corporation, in form and substance acceptable to COGNICASE and its legal counsel, acting reasonably;

(h) an amalgamation agreement shall have been entered into between the Corporation, COGNICASE Acquisitionco and COGNICASE in form and substance acceptable to COGNICASE, acting reasonably;

(i) there shall have not occurred or arisen one or more events or changes that, individually or in the aggregate, has or would be reasonably likely to result in a Material Adverse Change to the Corporation;

(j) the Supporting Shareholders shall have entered into a support letter with COGNICASE, in form and substance acceptable to COGNICASE acting reasonably, under which each of them covenants to vote in favour of the Amalgamation at the Special Meeting;

(k) all Options and Warrants shall have been exercised or cancelled prior to the Effective Date, or shall have been otherwise dealt with in a manner mutually acceptable to COGNICASE and the Corporation;

(l) the issuance of the COGNICASE Exchange Shares pursuant to the Amalgamation will be registered under the U.S. Securities Act and no stop order suspending such effectiveness shall have been issued or proceedings therefor initiated or threatened by such Commission, or shall be exempt from such registration, provided that COGNICASE shall not be entitled to rely on this condition to terminate this Agreement if such condition is not fulfilled solely on account of COGNICASE's negligence or default;

(m) the Corporation shall have terminated the employment agreements with the senior officers indicated by COGNICASE in the manner provided in Section 6.1(i); and

(n) the Principal Shareholders shall have entered into mutually acceptable non-compete agreements and non-solicitation agreements with COGNICASE for three years from the Effective Date and shall have entered into the escrow agreement contemplated by section 6.14.

9.2 Conditions for the Benefit of the Corporation

The obligations of the Corporation to complete the Amalgamation shall be subject to the fulfilment, or the waiver by the Corporation, of the following conditions, each of which is for the exclusive benefit of the Corporation and may be waived by the Corporation at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have:

(a) all necessary corporate action shall have been taken by COGNICASE to authorize the execution and delivery of this Agreement and the consummation of the Amalgamation;

(b) the Amalgamation, as proposed or with any amendment acceptable to the Corporation, shall have been approved by the ATS Shareholders at the Special Meeting in compliance with the Securities Legislation;

(c) all material approvals or consents that are necessary in connection with the Amalgamation shall have been obtained on terms that do not result in a Material Adverse Change for either COGNICASE and its subsidiaries taken as a whole or the Corporation and its subsidiaries taken as a whole;

(d) COGNICASE shall have performed each covenant or obligation to be performed by it hereunder in favour of the Corporation on or prior to the Effective Date, if the failure to perform such covenant or obligation would result in a Material Adverse Change for COGNICASE and its subsidiaries taken as a whole or materially impede the completion of the Amalgamation or the other transactions contemplated herein;

(e) the representations and warranties of COGNICASE set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Date (as if made on and as of that date) except as affected by the transactions contemplated or permitted by this Agreement, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such date and except for any failures or breaches of representations and warranties which would not result in a Material Adverse Change for COGNICASE and its subsidiaries taken as a whole or materially impede the completion of the Amalgamation or the transactions contemplated herein;

(f) no judgment or order shall have been issued by any Agency, no action, suit or proceeding shall have been threatened or taken by any person, and no law or policy shall have been proposed, enacted, or promulgated or applied,

   (i) which could reasonably be expected to have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation, or

   (ii) that, if the Amalgamation were completed, could reasonably be expected to result in a Material Adverse Change for COGNICASE and its subsidiaries taken as whole or the Corporation and its subsidiaries taken as a whole;

provided, however, that the Corporation shall not be required to complete the Amalgamation as a result of any act, action, suit or proceeding taken by a Private Person only if such act, action, suit or proceeding shall have been resolved in favour of such Private Person as evidenced by an order, ruling or decision by any

Agency having jurisdiction in respect of the Amalgamation, or if, in the reasonable opinion of the Corporation acting on the advice of counsel, there is a reasonable risk that such act, action, suit or proceeding (other than an act, action, suit or proceeding disclosed in writing to the other parties hereto) will be so resolved in favour of such Private Person;

(g) the Corporation shall have received a legal opinion from legal counsel to COGNICASE, in form and substance acceptable to the Corporation and its legal counsel, acting reasonably;

(h) an amalgamation agreement shall have been entered into between the Corporation, COGNICASE Acquisitionco and COGNICASE in form and substance acceptable to the Corporation, acting reasonably;

(i) there shall not have occurred or arisen one or more events or changes that, individually or in the aggregate, has or would be reasonably likely to result in a Material Adverse Change to COGNICASE;

(j) the issuance of the COGNICASE Exchange Shares pursuant to the Amalgamation will be registered under the U.S. Securities Act and no stop order suspending such effectiveness shall have been issued or proceedings therefor initiated or threatened by such Commission, or shall be exempt from such registration; and

(k) subject to any applicable resale restrictions with respect to the sale of a "control block" set forth in the Securities Legislation, and subject to any condition personal to the Principal Shareholders, the COGNICASE Exchange Shares to be delivered to the ATS Shareholders as a result of the Amalgamation will be freely tradable in all provinces of Canada and in the United States, without any requirement of any holding period, assuming, with respect to resales in the United States, that (i) such ATS Shareholders are not and will not be upon consummation of the Amalgamation "affiliates" of COGNICASE within the meaning of the U.S. Securities Act, (ii) the ATS Shares delivered by such ATS Shareholders are not "restricted securities" for purposes of Rule 144 promulgated under the U.S. Securities Act, (iii) as of thirty (30) days before the commencement of the solicitation of proxies for the transactions contemplated by this Agreement the percentage of issued and outstanding ATS Shares held by "U.S. holders", as such term is defined in Rule 800(h) promulgated under the U.S. Securities Act, is not more than ten percent (10%) and (iv) the Corporation is a "foreign private issuer" as such term is defined under the U.S. Securities Act.

9.3 Conditions for the Benefit of the Principal Shareholders

The obligations of the Principal Shareholders to complete the Amalgamation shall be subject to the fulfilment, or the waiver by the Principal Shareholders, of the following conditions, each of which is for the exclusive benefit of the Principal Shareholders and may be waived by the Principal Shareholders at any time, in whole or in part, in their sole discretion without prejudice to any other rights that they may have:

(a) all necessary corporate action shall have been taken by COGNICASE and the Corporation to authorize the execution and delivery of this Agreement and the consummation of the Amalgamation;

(b) the Amalgamation, as proposed or with any amendment acceptable to the Principal Shareholders, shall have been approved by the ATS Shareholders at the ATS Meeting in compliance with the Securities Legislation;

(c) all material approvals or consents that are necessary in connection with the Amalgamation shall have been obtained on terms that do not result in a Material Adverse Change for either the Corporation and its subsidiaries taken as a whole or the Principal Shareholders;

(d) no judgment or order shall have been issued by any Agency, no action, suit or proceeding shall have been threatened or taken by any person, and no law or policy shall have been proposed, enacted, or promulgated or applied,

   (i) which could reasonably be expected to have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation, or

   (ii) that, if the Amalgamation were completed, could reasonably be expected to result in a Material Adverse Change for either the Corporation and its subsidiaries taken as a whole or the Principal Shareholder;

provided, however, that the Principal Shareholders shall not be required to complete the Amalgamation as a result of any act, action, suit or proceeding taken by a Private Person if such act, action, suit or proceeding shall have been resolved in favour of such Private Person as evidenced by an order, ruling or decision by any Agency having jurisdiction in respect of the Amalgamation, or if, in the reasonable opinion of the Principal Shareholder acting on the advice of counsel, there is a reasonable risk that such act, action, suit or proceeding (other than an act, action, suit or proceeding disclosed in writing to the other parties hereto) will be so resolved in favour of such Private Person; and

(e) subject to any applicable resale restrictions with respect to the sale of a "control block" set forth in the Securities Legislation, and subject to any condition personal to the Principal Shareholders, the COGNICASE Exchange Shares to be delivered to the ATS Shareholders as a result of the Amalgamation will be freely tradable in all provinces of Canada and in the United States, without any requirement of any holding period, assuming, with respect to resales in the United States, that (i) such ATS Shareholders are not and will not be upon consummation of the Amalgamation "affiliates" of COGNICASE within the meaning of the U.S. Securities Act, (ii) the ATS Shares delivered by such ATS Shareholders are not "restricted securities" for purposes of Rule 144 promulgated under the U.S. Securities Act, (iii) as of thirty (30) days before the commencement of the solicitation of proxies for the transactions contemplated by this Agreement the percentage of issued and outstanding ATS Shares held by "U.S. holders", as such term is defined in Rule 800(h) promulgated under the U.S. Securities Act, is not more than ten percent (10%) and (iv) the Corporation is a "foreign private issuer" as such term is defined under the U.S. Securities Act.

9.4 Satisfaction, Waiver and Release of Conditions

The conditions provided for in this Article 9 shall be deemed conclusively to have been satisfied, waived or released when the articles of amalgamation for Amalco are filed as contemplated by this Agreement and a certificate of amalgamation is issued by the Registrar.

ARTICLE 10
GENERAL PROVISIONS

10.1 Shares

References to ATS Shares and the COGNICASE Exchange Shares include any shares into which such shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom, including any extraordinary distributions of securities which may be declared in respect of such shares.

10.2 Assignment

COGNICASE may assign all or any part of its rights under this Agreement to a direct or indirect wholly-owned subsidiary of COGNICASE, but, if such assignment takes place, COGNICASE shall continue to be liable to the Corporation for any default in performance by the assignee. This Agreement shall not otherwise be assignable by any party hereto without the consent of the other party.

10.3 Time of the Essence

Time shall be of the essence of this Agreement.

10.4 Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

10.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

10.6 Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto including, without limitation the Letter Agreement between COGNICASE and ATS dated January 4, 2002 and accepted by ATS on January 6, 2002, as amended on January 9, 2002, provided that, for purposes only of agreements entered into by certain ATS Shareholders with COGNICASE whereby such ATS Shareholders agree to support the Amalgamation, such Letter Agreement is deemed not to be terminated but shall be deemed to be terminated if this Agreement is terminated.

10.7 Amendment or Waiver

Subject to any requirements imposed by law or by any court having jurisdiction, this Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by all the parties hereto. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

10.8 Specific Performance and other Equitable Rights

Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated by the parties, that COGNICASE would not contemplate causing the Amalgamation to be proposed, and the Corporation would not agree to facilitate the Amalgamation, unless this Agreement was executed and that a breach by a party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

10.9 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or telecopied, in the case:

(a) COGNICASE Inc., addressed as follows:

COGNICASE INC.
111 Duke Street, 9th Floor
Montréal, Quebec
H3C 2M1

Attention: President and Chief Executive Officer (with a copy to the Corporate Secretary)
Telephone No.: (514) 228-8998
Telecopier No.: (514) 228-8955

with a copy to:

Borden Ladner Gervais LLP
1000, 400 - 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: D. George Kelly
Telephone No.: (403) 232-9508
Telecopier No.: (403) 266-1395

(b) the Corporation, addressed as follows:

Applied Terravision Systems Inc.
900, 800 - 5th Avenue S.W.
Calgary, Alberta
T2P 3T6

Attention: President and Chief Executive Officer
Telephone No.: (403) 218-8300
Telecopier No.: (403) 213-8488

with a copy to:

Burstall Ward LLP
3100, 324 - 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Attention: Jay Zammit
Telephone No.: (403) 234-3338
Telecopier No.: (403) 266-6016

(c) the Principal Shareholders, addressed as follows:

Fred Coles, Robert Tretiak and Warren Coles
c/o Applied Terravision Systems Inc.
900, 800 - 5th Avenue S.W.
Calgary, Alberta
T2P 3T6

Telephone No.: (403) 218-8300
Telecopier No.: (403) 213-8488

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours in the place or receipt or, if not, the next Business Day).

10.10 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

10.11 Expenses

Except as set forth in Article 7.1 and except for a reasonable amount of general advice from the Corporation's counsel to the Principal Shareholders which shall be at the cost of the Corporation, each of the parties shall pay its legal, financial advisory, tax, brokerage, finder's fees and accounting costs and expenses incurred in connection with the Amalgamation and with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred in connection with the Amalgamation, provided, however, that the Corporation confirms that the Corporation's costs to be incurred relating to the Amalgamation including, without limitation, accounting and legal fees, financial advisor fees, soliciting dealer fees, the preparation and printing of the information circular and other out-of-pocket costs associated with the meeting of ATS Shareholders, but excluding employee termination costs, are estimated to be approximately $750,000.

10.12 Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

10.13 Survival of Representations and Warranties

The representations and warranties of the Corporation and COGNICASE contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and be terminated and extinguished at the Effective Date.

10.14 Further Assurances

Each of the parties hereto agrees that each will promptly furnish to the other such further documents and take or cause to be taken such further actions as may reasonably be required in order to effectuate this Agreement and the Amalgamation. Each party hereto agrees to execute and deliver such instruments and documents as the other parties hereto may reasonably require in order to carry out the intent of this Agreement. COGNICASE agrees that it will use its best efforts to maintain the listing of the COGNICASE Exchange Shares on either the NASDAQ or The Toronto Stock Exchange in full force and effect and to timely file all reports required of it, as a listed company, under the *Securities Exchange Act of 1934*, for a period of two (2) years from the Effective Date.

10.15 Binding Effect

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns (including Amalco).

10.16 Parties in Interest

Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.

10.17 Investigation

No investigation by or on behalf of any party hereunder shall mitigate, diminish or affect the representations and warranties made by the other parties hereto.

IN WITNESS WHEREOF each of the parties hereto has caused this Agreement to be executed as of the date first above written.

COGNICASE INC.

By: *"John Valentini"*
John Valentini
Executive Vice-President and
Chief Financial Officer

APPLIED TERRAVISION SYSTEMS INC.

By: *"Robert Tretiak*
Robert Tretiak
President and Chief Executive Officer

By: *"Fred C. Coles"*
Fred C. Coles
Executive Chairman

"Fred C. Coles"
Fred C. Coles

"Robert Tretiak"
Robert Tretiak

"Warren Coles"
Warren Coles

SCHEDULE 2.2
PRINCIPAL TERMS OF THE AMALGAMATION

Price:	Under the Amalgamation, each ATS Share will be exchanged, at the option of the holder for: (a) one preferred share of Amalco plus 0.105 COGNICASE Exchange Share; or (b) 0.147574 COGNICASE Exchange Share. Each preferred share of Amalco will be redeemed following the Amalgamation for $0.43 cash.
Manner of Implementation:	Amalgamation pursuant to Section 181 of the *Business Corporations Act* (Alberta).
Parties:	The parties to the Amalgamation will be: • the Corporation, • COGNICASE Acquisitionco, and • COGNICASE.
Options and Warrants:	Options and Warrants will be exercised or cancelled prior to the Effective Date or otherwise dealt with in a manner mutually acceptable to ATS and COGNICASE.
Mechanics:	At the Effective Date, COGNICASE Acquisitionco and the Corporation will be amalgamated pursuant to Section 181 of the BCAA to form Amalco and shall continue as one corporation under the BCAA. Upon the Amalgamation, COGNICASE will receive new share certificates representing all the outstanding common shares of Amalco. The ATS Shares held by the ATS Shareholders will be exchanged for preferred shares of Amalco and COGNICASE Exchange Shares or COGNICASE Exchange Shares above on the basis set out above. Amalco shall have such name, registered office, authorized share capital, share provisions, number of directors and initial directors, by-laws, financial year and auditor as COGNICASE shall determine in its sole discretion.

Shareholders' Approvals: The implementation of the amalgamation will be conditional upon the adoption, by at least 66-2/3% of the votes cast by the holders of the ATS Shares represented in person or by proxy at the Special Meeting, of a special resolution of the Corporation in a form mutually acceptable to ATS and COGNICASE.

[NOTE: This Schedule 2.2 is intended to be a summary only and the final terms of the Amalgamation may vary from the description herein provided. The parties hereto agree that changes may be made to the provisions of this Schedule 2.2. to permit the Amalgamation to proceed on the most efficient basis.]

provinces of Canada and in the United States, without any requirement of any holding period based on certain assumptions set forth in the Pre-Merger Agreement.

Amendment and Termination of the Transaction Agreements

The Amalgamation Agreement provides that it may be terminated if the Amalgamation is not approved by the required majority of ATS Shareholders at the Meeting or if the Pre-Merger Agreement is terminated. The Pre-Merger Agreement may be terminated by either ATS or COGNICASE if the other party breaches the agreement in any material respect, the conditions precedent in either party's favour are not satisfied (see "Conditions to the Amalgamation" above), the Break Fee is paid or payable or the Amalgamation is not completed on or before March 15, 2002.

The Transaction Agreements may be amended at any time by agreement between the parties thereto, provided that no amendment may change the provisions regarding the consideration to be received by ATS Shareholders in exchange for their ATS Shares other than with the approval of ATS Shareholders at the Meeting or another meeting.

Non-Solicitation

Other than as permitted in the Pre-Merger Agreement, ATS has agreed that it would not solicit, initiate, assist or encourage inquiries, submissions, proposals or offers from any person with respect to any ATS Shares or the assets of ATS. ATS agreed that it would not participate in any discussions or negotiations regarding, or furnish any other person any information which would facilitate or encourage, any attempt with respect to the direct or indirect acquisition of, all or any of the ATS Shares, or any amalgamation, merger or sale of the business of the Corporation and that from the date of execution of the Pre-Merger Agreement (February 8, 2002), it would cease all such negotiations with any third party. Notwithstanding the foregoing, nothing prevents the ATS Board from withdrawing, modifying or changing any recommendation regarding the Amalgamation in response to a bona fide Competing Transaction that has not be solicited, initiated, assisted or encouraged by or on behalf of the Corporation where, in the opinion of the ATS Board acting in good faith, on the advice of counsel, failure to so respond would be inconsistent with its fiduciary obligations under Applicable Laws.

ATS has agreed not to enter into an agreement regarding a Competing Transaction or to withdraw its recommendation to support the Amalgamation unless it has provided COGNICASE with notice of the Competing Transaction and has provided COGNICASE with an opportunity, or at least three Business Days before the execution of any agreement relating to a Competing Transaction, to amend the Amalgamation to increase the consideration to be given by COGNICASE in exchange for each ATS Share.

Break Fee

Pursuant to the Pre-Merger Agreement, ATS agrees to pay to COGNICASE the Break Fee in the event that:

1. The ATS Board fails to recommend to the ATS Shareholders that they approve the Amalgamation in the Information Circular, payable within 60 days from the date on which the ATS Board fails to recommend the Amalgamation;

2. The ATS Board adversely modifies or withdraws its recommendation to ATS Shareholders that they approve the Amalgamation, payable within 60 days from the date on which such support is modified or withdrawn;

3. The Break Fee shall not be payable if COGNICASE has determined not to proceed with the Amalgamation by reason of a condition precedent to the Amalgamation in its favour not being satisfied as a result of ATS' breach of one of its covenants or obligations thereunder.

Regulatory Matters

The obligations of COGNICASE and ATS to proceed with the Amalgamation include the receipt of all material approvals and consents.

Securities Laws

Canada

The COGNICASE Shares to be issued to ATS Shareholders pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of securities laws of all of the provinces of Canada.

In order to comply with Quebec securities laws and to receive an exemption from the prospectus requirements under those laws, an application has been made to the Quebec Securities Commission in connection with the issuance of the COGNICASE Shares.

Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from "control blocks", COGNICASE Shares issued upon completion of the Amalgamation may be resold in each province of Canada without significant restriction, subject to the usual conditions that no unusual effort or, in certain circumstances, no effect has been made to prepare the market or create demand for the COGNICASE Shares and that no extraordinary commission or consideration is paid in respect of any sale.

United States

The securities to be issued under the Amalgamation have not been and will not be registered under the U.S. Securities Act and are being issued in reliance upon the exemption from registration requirements set forth in Rule 802 thereunder. The COGNICASE Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act. The COGNICASE Shares are listed for trading on the Nasdaq National Market.

If the ATS Shares held by a shareholder prior to the Amalgamation were "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, the COGNICASE Shares issued to such shareholder under Rule 802 will also be "restricted securities". The COGNICASE Shares that are "restricted securities" may be transferred only if such shares are registered under the U.S. Securities Act or pursuant to an exemption from such registration.

The COGNICASE Shares issuable in the Amalgamation that are not "restricted securities" will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of ATS prior to the Amalgamation or who are affiliates of COGNICASE after the Amalgamation. Any COGNICASE Shares held by affiliates may be resold only (i) outside the United States in transactions permitted by Rule 904 of Regulation S under the U.S. Securities Act; or (ii) in the United States pursuant to the resale provisions of Rule 145 under the U.S. Securities Act. Rule 145(d)(1) generally provides that affiliates may sell the COGNICASE Shares they receive pursuant to the Amalgamation if such COGNICASE Shares are sold pursuant to volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding shares of COGNICASE or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that sales be made in unsolicited, open market "broker transactions". Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of COGNICASE after a period of one or two years, depending upon whether information continues to be publicly available with respect to COGNICASE.

Under Rule 904 of Regulation S, persons who are not affiliates of COGNICASE (or who are affiliates of COGNICASE solely by virtue of holding a position as an officer or director of COGNICASE) may sell COGNICASE Shares outside of the United States without registration under the U.S. Securities Act if no "directed selling efforts" (as defined in Rule 902 of Regulation S) are made by the seller or any of its affiliates or any person acting on their behalf, no offer is made to a person in the United States, and either (i) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on behalf of the seller reasonably believes the buyer is outside the United States; or (ii) the transaction is executed in, on or through the facilities of the TSE and neither the seller nor any person acting on behalf of the seller knows that the transaction has been pre-arranged with a buyer in the United States. In the case of sales by a person who is an officer or director of COGNICASE and is an affiliate of COGNICASE solely by virtue of holding that position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as agent. The conditions set forth under Rule 903 under Regulation S apply to resales by persons who are affiliates of COGNICASE other than by virtue of holding a position as an officer or director of COGNICASE.

Persons who may be deemed to be "affiliates" of an issuer as defined under the U.S. Securities Act generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the issuer and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

ATS Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Stock Exchange Listings and Status as a Reporting Issuer

The COGNICASE Shares are listed on the TSE and the Nasdaq National Market. Application will be made to the TSE and, to the extent required, the Nasdaq National Market, to approve the listing of the COGNICASE Shares to be issued in connection with the Amalgamation. It is a condition to the completion of the Amalgamation that such approval be granted.

COGNICASE is a reporting issuer in each of the provinces and territories in Canada where such concept exists and is subject to continuous disclosure obligations in connection therewith. COGNICASE is also subject to continuous disclosure obligations under the U.S. Exchange Act. ATS Shareholders who acquire COGNICASE Shares in connection with the Amalgamation will be entitled to receive all financial and other continuous and timely disclosure materials that are sent to holders of COGNICASE Shares.

The ATS Shares are listed on the CDNX. As soon as possible after the Effective Date, the ATS Shares will be delisted from that exchange.

Following the Effective Date, it is also intended that an application will be made to the applicable securities regulatory authorities in Canada where ATS is a reporting issuer for an order deeming ATS to no longer be a "reporting issuer" for the purposes of applicable securities legislation. As a result, ATS will no longer be subject to the continuous disclosure and other obligations currently imposed upon it as a reporting issuer under such legislation.

EFFECT OF THE AMALGAMATION UPON SHAREHOLDERS

If the Amalgamation becomes effective, ATS Shareholders (other than ATS Dissenting Shareholders) will receive (i) cash and COGNICASE Shares; or (ii) COGNICASE Shares only, pursuant to the Amalgamation Agreement. ATS Shareholders must file the Election to receive in exchange for ATS Shares: (a) the Mixed Share Payment; or (b) the COGNICASE Share Payment for each ATS Share. Following the Amalgamation, Amalco will become a wholly-owned subsidiary of COGNICASE. For additional detail see "Details of the Amalgamation, Transaction Agreement - Principal Terms".

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to section 181 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the Amalgamation must be approved by the requisite percentage of the ATS Shareholders;

2. all conditions precedent to the Amalgamation, as set forth in the Transaction Agreements, must be satisfied or waived by the appropriate party; and

3. the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

ATS Shareholder Approval

The ATS Special Resolution must be approved by at least 66-2/3% of the votes cast by ATS Shareholders, voting as a class, present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the ATS Special Resolution authorizes the ATS Board, without further notice to or approval of the ATS Shareholders, subject to the terms of the Amalgamation, to amend the Amalgamation Agreement, to decide not to proceed with the Amalgamation, and to revoke such ATS Special Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. See Appendix "D" to this Information Circular for the full text of the ATS Special Resolution.

Timing

The Amalgamation will become effective upon the filing of the Articles of Amalgamation with the Registrar. If the Meeting is held, the ATS Special Resolution is approved and all other conditions specified in the Transaction Agreements are satisfied or waived, ATS expects the Effective Date will be March 15, 2002. The Effective Date could be delayed, however, for a number of reasons.

Exchange of Certificates

The Transmittal and Election Form containing instructions with respect to the surrender of certificates representing ATS Shares has been forwarded together with this Information Circular to ATS Shareholders for use in exchanging their certificates for cash and/or COGNICASE Shares. Upon surrender of a properly completed Transmittal and Election Form together with certificates representing ATS Shares to the Depositary, a cheque and/or certificates representing COGNICASE Shares will be issued and delivered to each such former ATS Shareholder.

If an ATS Shareholder (other than an ATS Dissenting Shareholder) fails to deliver to the Depositary on or before the Election Deadline a duly completed and executed Transmittal and Election Form advising of his Election together with the share certificates representing the ATS Shares subject to the Election, such ATS Shareholder shall be deemed to have elected to receive the COGNICASE Share Payment.

Any use of the mail to deliver the Transmittal and Election Form and certificate for ATS Shares is at the risk of the ATS Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the ATS Special Resolution is not adopted at the Meeting or the Amalgamation is not otherwise completed, the share certificates received by the Depositary will be returned to the appropriate ATS Shareholder.

COGNICASE ACQUISITIONCO

COGNICASE Acquisitionco is a wholly-owned subsidiary of COGNICASE and was incorporated under the ABCA on February 5, 2002. COGNICASE Acquisitionco's sole purpose is to facilitate the Amalgamation. As at the date hereof, COGNICASE Acquisitionco has no assets, other than a nominal amount of cash, and has no liabilities or obligations other than under the Amalgamation Agreement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to ATS, the following summary fairly describes the principal Canadian federal income tax consequences under the Canadian *Income Tax Act* (the "Tax Act") of the Amalgamation and the redemption of Amalco Preferred Shares generally applicable to an ATS Shareholder who, for purposes of the Tax Act and at all relevant times, holds the ATS Shares, Amalco Preferred Shares and COGNICASE Shares as capital property and deals at arm's length with ATS and COGNICASE. Generally speaking, shares will be considered to be capital property to a holder provided the holder does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

Certain ATS Shareholders who might not otherwise be considered to hold their ATS Shares, Amalco Preferred Shares and COGNICASE Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) an ATS Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an ATS Shareholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) an ATS Shareholder that is a "specified financial institution" as defined in the Tax Act. This summary is also not applicable to holders of ATS Options. Any such ATS Shareholder and ATS Optionholder should consult its own tax advisor with respect to the Amalgamation.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof and counsel's understanding of the current published administrative policies of the Canada Customs and Revenue Agency ("CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the Amalgamation. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any ATS Shareholder, and no representations with respect to the income tax consequences to any ATS Shareholder are made. Consequently, ATS Shareholders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

The following summary is generally applicable to an ATS Shareholder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

The Amalgamation

An ATS Shareholder who, on the Amalgamation, exchanges ATS Shares for COGNICASE Shares or a combination of COGNICASE Shares and Amalco Preferred Shares, as the case may be, will realize neither a capital gain nor a capital loss on the exchange. The ATS Shareholder will be considered to have disposed of the ATS Shares for proceeds of disposition equal to the holder's adjusted cost base of the ATS Shares immediately before the Amalgamation and to have acquired the COGNICASE Shares or the combination of COGNICASE Shares and Amalco Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where COGNICASE Shares and Amalco Preferred Shares are received by the ATS Shareholder on the exchange, the aggregate cost must be allocated between the COGNICASE Shares and the Amalco Preferred Shares in proportion to their respective fair market values immediately after the Amalgamation.

For purposes of determining a holder's adjusted cost base of COGNICASE Shares acquired in exchange for the ATS Shares on the Amalgamation, the cost of such shares, determined as described above, will be averaged with the ATS Shareholder's adjusted cost base of all other COGNICASE Shares held by the ATS Shareholder as capital property immediately before the acquisition.

Redemption of Amalco Preferred Shares

On the redemption of Amalco Preferred Shares received by an ATS Shareholder on the Amalgamation, the ATS Shareholder will be considered to have disposed of such shares for proceeds of disposition equal to $0.43 per share and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Shareholder's cost of the Amalco Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of an ATS Shareholder's Amalco Preferred Shares, on the basis that ATS and COGNICASE Acquisitionco have advised that the aggregate paid-up capital of the Amalco Preferred Shares will be equal to the aggregate redemption amount of the Amalco Preferred Shares.

Disposition of COGNICASE Shares

On the disposition of COGNICASE Shares, a holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of the COGNICASE Shares so disposed.

Taxation of Capital Gains and Losses

An ATS Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of the Amalco Preferred Shares or COGNICASE Shares, as the case may be, will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

If the ATS Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the shares or in the case of a disposition of shares received on the Amalgamation, on the shares exchanged therefor, in accordance with detailed provisions of the Tax Act in that regard. ATS Shareholders should consult their tax advisers for specific information regarding the application of these provisions.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3 % refundable tax on certain investment income, including taxable capital gains. The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Dissenting Shareholders

Under the current administrative practice of the CCRA, ATS Shareholders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their ATS Shares for proceeds of disposition equal to the amount paid by Amalco to them for such ATS Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such ATS Shares. Any interest awarded to a dissenting ATS Shareholder will be included in the dissenting ATS Shareholder's income.

Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisers in this regard.

Non-Residents of Canada

The following summary is generally applicable to an ATS Shareholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the ATS Shares, Amalco Preferred Shares or COGNICASE Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

Realization of Capital Gains (or Capital Losses)

A Non-Resident Holder will not realize a capital gain (or capital loss) on the disposition of the Non-Resident Holder's ATS Shares on the Amalgamation. A Non-Resident Holder will realize a capital gain (or capital loss) on the redemption of Amalco Preferred Shares or the disposition of the COGNICASE Shares, which are received by the Non-Resident Holder on the Amalgamation, to the same extent, and computed in the same way, as described above for a resident of Canada in respect of the same transactions.

Canadian Taxation of Capital Gains

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the redemption of Amalco Preferred Shares or the disposition of COGNICASE Shares, as the case may be, unless the shares so disposed of are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder.

Generally, such shares of a Non-Resident Holder will not be "taxable Canadian property" of the Non-Resident Holder unless, at any time during the sixty (60) month period immediately preceding the disposition, 25% or more of the issued shares of any class of the relevant corporation were held by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with persons with whom he did not deal at arm's length. For this purpose, a person will be considered to own any shares in respect of which such person has an interest or option or other right to acquire. Amalco Preferred Shares and COGNICASE Shares received on the Amalgamation will be "taxable Canadian property" of the Non-Resident Holder if the ATS Shares exchanged therefor were "taxable Canadian property". In addition, the Amalco Preferred Shares will be "taxable Canadian property" if, as a consequence of the Amalgamation, 25% or more of all Amalco Preferred Shares issued on the Amalgamation belong to the Non-Resident Holder, persons with whom he does not deal at arm's length, or the Non-Resident Holder together with persons with whom he does not deal at arm's length, or if the redemption of the shares is not carried out within 60 days of the Amalgamation. Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their Shares are or may be "taxable Canadian property" or if they contemplate electing to receive Amalco Preferred Shares on the Amalgamation.

Dissenting Shareholders

Where Non-Resident Holders receive interest consequent upon the exercise of their dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

RIGHT OF DISSENT

The following description of the rights of ATS Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by an ATS Dissenting Shareholder who seeks payment of the fair value of such Holder's ATS Shares and is qualified in its entirety by the reference to the full text of section 191 of the ABCA which is attached to this Information Circular as Appendix "E". A registered ATS Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section. Failure to strictly comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Holder is entitled, in addition to any other right such Holder may have, to dissent and to be paid by ATS the fair value of the ATS Shares held by such Holder in respect of which such Holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such Holder dissents was adopted. A Holder may dissent only with respect to all of the ATS Shares held by such Holder or on behalf of any one beneficial owner and registered in the ATS Dissenting Shareholder's name. **Only registered Holders of ATS Shares may dissent. Persons who are beneficial owners of ATS Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such ATS Shares. A registered Holder, such as a broker, who holds ATS Shares as nominee for beneficial Holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the ATS Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of ATS Shares covered by it.**

A Shareholder must send to ATS a written objection to the ATS Special Resolution, which written objection must be received at the registered office of ATS before the Meeting or by the Chairman of the Meeting at or before the Meeting. An ATS Shareholder wishing to exercise the right to dissent with respect to such Holder's ATS Shares, shall not vote the Holder's ATS Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the ATS Special Resolution. An application may be made to the Court by ATS or by an ATS Dissenting Shareholder to fix the fair value of the ATS Dissenting Shareholder's ATS Shares. If such an application to the Court is made by ATS or an ATS Dissenting Shareholder, ATS must, unless the Court otherwise orders, send to each ATS Dissenting Shareholder a written offer to pay the ATS Dissenting Shareholder an amount considered by the Board of Directors of ATS to be the fair value of the ATS Shares. The offer, unless the Court otherwise orders, will be sent to each ATS Dissenting Shareholder at least ten days before the date on which the application is returnable, if ATS is the applicant, or within ten days after ATS is served with notice of the application, if an ATS Shareholder is the applicant. The offer will be made on the same terms to each ATS Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

B

APPENDIX "B"

AMALGAMATION AGREEMENT

THIS AGREEMENT dated as of the 8th day of February, 2002.

BETWEEN:

APPLIED TERRAVISION SYSTEMS INC, a body corporate incorporated under the laws of Alberta (hereinafter referred to as "**ATS**")

OF THE FIRST PART

- and -

COGNICASE ACQUISITION II CORP., a body corporate incorporated under the laws of Alberta (hereinafter referred to as "**COGNICASE Acquisitionco**")

OF THE SECOND PART

- and -

COGNICASE INC., a body corporate incorporated under the laws of Canada (hereinafter referred to as "**COGNICASE**")

OF THE THIRD PART

WHEREAS:

1. ATS and COGNICASE Acquisitionco wish to amalgamate and continue as one corporation to be known as "Applied Terravision Systems Inc." in accordance with the terms and conditions hereof;

2. COGNICASE Acquisitionco is a wholly-owned subsidiary of COGNICASE and has not carried on active business;

3. COGNICASE and ATS are parties to the Pre-Merger Agreement which contemplates such amalgamation; and

4. The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed amalgamation;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT THE PARTIES HERETO AGREE AS FOLLOWS:

1. **Definitions.** In this Agreement (including the recitals hereto) and each Schedule hereto:

   - "**Act**" means the *Business Corporations Act* (Alberta) as from time to time amended or re-enacted;

   - "**Agreement**" means this amalgamation agreement;

- "**Amalco**" means the continuing corporation constituted upon the amalgamation of the Amalgamating Parties pursuant to the Amalgamation;

- "**Amalco Common Shares**" means the common shares in the capital of Amalco;

- "**Amalco Preferred Shares**" means the Class A Preferred Shares in the capital of Amalco;

- "**Amalgamating Parties**" means ATS and COGNICASE Acquisitionco;

- "**Amalgamation**" means an amalgamation of ATS and COGNICASE Acquisitionco under the provisions of sections 181, 182 and 183 of the Act, on the terms and conditions set forth in this Agreement;

- "**Articles of Amalgamation**" means the articles of amalgamation set forth in Schedule "A" hereto, together with such changes or amendments thereto as are permitted hereby or otherwise agreed to by the Amalgamating Parties and COGNICASE;

- "**ATS Shares**" means the common shares in the capital of ATS;

- "**ATS Shareholder**" means a registered holder of ATS Shares immediately prior to the filing of the Articles of Amalgamation pursuant to section 18(c) and 21(b) hereof;

- "**Business Day**" means a day other than a Saturday, Sunday or a civic or statutory holiday in any of the City of Montreal, Quebec, the City of Toronto, Ontario or the City of Calgary, Alberta;

- "**Certificate**" means the certificate of amalgamation issued by the Registrar in respect of the Amalgamation;

- "**Circular**" means the management proxy circular of ATS dated February 8th, 2002, to be sent to shareholders of ATS in connection with the Meeting;

- "**COGNICASE Acquisitionco Common Shares**" means the common shares in the capital of COGNICASE Acquisitionco;

- "**COGNICASE ATS Shares**" means the ATS Shares, if any, beneficially owned on the Effective Date by Cognicase;

- "**COGNICASE Shares**" means the common shares in the capital of COGNICASE;

- "**COGNICASE Share Payment**" shall have the meaning ascribed thereto in section 14(b) hereof;

- "**Depositary** means Computershare Trust Company of Canada;

- "**Dissenting Shareholder**" means a holder of ATS Shares who validly exercises the right of dissent available to such holder under Section 191 of the Act in respect of the special resolution to be considered by the ATS Shareholders at the Meeting to approve the Amalgamation;

- "**Dissenting ATS Shares**" means the number of ATS Shares of a Dissenting Shareholder in respect of which such shareholder has validly exercised its dissent rights in respect of the Amalgamation;

- "**Effective Date**" means the effective date of the Amalgamation as set forth in the Certificate;

- "**Election Deadline**" means 4:30 p.m. (Calgary time) two business days before the Meeting (presently March 12, 2002);

- "**Meeting**" means the special meeting of ATS Shareholders to be held to consider, amongst other things, the Amalgamation;

- "**Mixed Share Payment**" shall have the meaning ascribed thereto in section 14(b) hereof;

- "**Pre-Merger Agreement**" means the pre-merger agreement dated February 8, 2002 between COGNICASE, ATS, Fred Coles, Robert Tretiak and Warren Coles;

- "**Redemption Date**" means the second Business Day next following the Effective Date; and

- "**Registrar**" means the Registrar of Corporations or a Deputy Registrar of Corporations for the Province of Alberta duly appointed under the Act.

2. **Amalgamation.** The Amalgamating Parties hereby agree to amalgamate and continue as one corporation under the provisions of the Act upon the terms and conditions hereinafter set out.

3. **Effect of Amalgamation.** On the Effective Date, subject to the Act:

(a) the amalgamation of the Amalgamating Parties and their continuance as one corporation, Amalco, under the terms and conditions prescribed in this Agreement shall be effective;

(b) the property of each of the Amalgamating Parties shall continue to be the property of Amalco;

(c) Amalco shall continue to be liable for the obligations of each of the Amalgamating Parties;

(d) any existing cause of action, claim or liability to prosecution with respect to either or both of the Amalgamating Parties shall be unaffected;

(e) any civil, criminal or administrative action or proceeding pending by or against any of the Amalgamating Parties may be continued to be prosecuted by or against Amalco;

(f) any conviction against, or ruling, order or judgment in favour of or against, any of the Amalgamating Parties maybe enforced by or against Amalco; and

(g) the articles of amalgamation of Amalco shall be deemed to be the articles of incorporation of Amalco and the Certificate shall be deemed to be the Certificate of Incorporation of Amalco.

4. **Name.** The name of Amalco shall be Applied Terravision Systems Inc.

5. **Registered Office.** The registered office of Amalco shall be in the City of Calgary in the Province of Alberta.

6. **Authorized Capital.** The authorized capital of Amalco shall consist of an unlimited number of Amalco Common Shares and 47,000,000 Amalco Preferred Shares and each such class shall have the rights, privileges, restrictions and conditions applicable thereto as set forth in the Articles of Amalgamation.

7. **Restrictions on Business.** There shall be no restrictions on the business which Amalco is authorized to carry on.

8. **Restrictions on Transfer.** The restrictions on the right to transfer any shares of Amalco shall be as set forth in the Articles of Amalgamation.

9. **Other Provisions of Articles.** The other provisions contained in the articles of Amalco shall be as set forth in the Articles of Amalgamation.

10. **Articles of Amalgamation.** The Amalgamating Parties hereby agree that the articles of amalgamation of Amalco shall be the Articles of Amalgamation.

11. **By-Laws.** The by-laws of COGNICASE Acquisitionco shall be the by-laws of Amalco until repealed, amended or altered.

12. **Number of Directors.** The minimum number of directors of Amalco shall be one (1) and the maximum number of directors of Amalco shall be eleven (11).

13. **First Directors.** The first directors of Amalco, all of whom are resident Canadians, shall be the persons whose names and addresses are set out below, who shall hold office until the first annual meeting of shareholders of Amalco or until their successors are duly elected or appointed:

Name	**Address**
Ronald Brisebois	3085 Du Rhône Brossard, Quebec J4X 2LI
Benoit Dubé	201 Terroux St-Lambert, Quebec J4R 2W2
John Valentini	1405 Domfried Road Town of Mount Royal, Quebec H3P 2R2

14. **Treatment of Issued Capital.** Subject to section 30 hereof, on the Effective Date:

(a) the issued and outstanding COGNICASE Acquisitionco Common Shares shall be converted into one issued and fully paid Amalco Common Share;

(b) each issued and outstanding ATS Share (other than Dissenting ATS Shares and the COGNICASE ATS Shares) shall at the option of the holder thereof:

(1) converted into and exchanged for one issued and fully paid Amalco Preferred Share and one hundred and five thousandths (0.105) of an issued and fully paid COGNICASE Share (the "Mixed Share Payment"); or

(2) be exchanged for one hundred and forty-seven thousand five hundred and seventy-four millionths (0.147574) of an issued and fully paid COGNICASE Share (the "COGNICASE Share Payment");

in accordance with the election made by the holder thereof in a transmittal and election from in the form which accompanies the Circular, provided that where a holder of ATS Shares has failed by the Election Deadline to deliver and surrender to the Depository at the location set forth in the transmittal and election form which accompanies the Circular the certificates representing ATS Shares held by such holder together with a transmittal and election form duly completed and executed in accordance with such form or has failed to make an election as contemplated hereunder in respect of such ATS Shares, such holder shall be deemed to have elected to receive COGNICASE Shares only in exchange for each such ATS Share held by such holder and each such ATS Share shall be exchanged in accordance with clause (ii) of this section 14(b);

(c) all ATS Shares exchanged for issued and fully paid COGNICASE Shares in accordance with the provisions of section 14(b) hereof shall be cancelled; and

(d) in consideration of the issuance by COGNICASE of the COGNICASE Shares pursuant to section 14(b), Amalco shall issue to COGNICASE one fully paid and non-assessable Amalco Common Share for each COGNICASE Share issued.

15. **Fractional Shares Upon Conversion.** Notwithstanding section 14 of this Agreement, no ATS Shareholder shall be entitled to and COGNICASE and Amalco will not issue fractions of COGNICASE Shares or Amalco Preferred Shares, as the case may be. Where the application of the provisions of section 14 hereof would otherwise result in an ATS Shareholder receiving a fraction of an Amalco Preferred Share, such ATS Shareholder shall be entitled to receive the next lowest whole number of Amalco Preferred Shares. Where the application of the provisions of section 14 would otherwise result in an ATS Shareholder receiving a fraction of a COGNICASE Share, such ATS Shareholder shall be entitled to receive the next highest whole number of COGNICASE Shares. In calculating such fractional interests, all shares beneficially held by each shareholder shall be aggregated.

16. **Certificates.** On the Effective Date:

(a) the registered holders of ATS Shares (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their ATS Shares) shall be deemed to be the registered holders of the COGNICASE Shares to which they are entitled hereunder, and upon surrender to the Depositary of the certificates representing the issued and outstanding ATS Shares held by the ATS Shareholders, such ATS Shareholders shall be entitled to receive certificates representing the COGNICASE Shares which they are entitled to receive in exchange for the ATS Shares as set forth in section 14 hereof;

(b) COGNICASE, as the registered holder of the COGNICASE Aquisitionco Common Shares, shall be deemed to be the registered holder of the Amalco Common Shares to which it is entitled to hereunder and, upon surrender of the certificates representing such COGNICASE Acquisitionco Common Shares to Amalco, COGNICASE shall be entitled to receive a share certificate representing the number of Amalco Common Shares to which it is entitled as set forth in section 14 hereof;

(c) share certificates evidencing ATS Shares shall cease to represent any claim upon or interest in ATS or Amalco other than the right of the holder to receive pursuant to the terms hereof and the Amalgamation, COGNICASE Shares and Amalco Preferred Shares in accordance with section 14 hereof or, in the case of Dissenting Shareholders who validly exercise their rights of dissent, the fair value of the ATS Shares held by them; and

(d) upon the delivery and surrender by an ATS Shareholder to the Depositary of certificates representing all of such ATS Shareholder's ATS Shares which have been exchanged for COGNICASE Shares in accordance with the provisions of section 14(b) hereof, COGNICASE shall on the later of (1) the second Business Day following the Effective Date and (ii) the date of receipt by the Depositary of the certificates representing the ATS Shareholder's ATS Shares issue to each such ATS Shareholder a certificate representing the number of COGNICASE Shares to which such holder is entitled.

17. Stated Capital.

(a) The amount to be added to the stated capital account maintained in respect of the Amalco Common Shares in connection with the issue of Amalco Common Shares under section 14(a) hereof on the Effective Date shall be the amount which results when the sum of the stated capital of the issued and outstanding ATS Shares and of the stated capital of the issued and outstanding COGNICASE Acquisitionco Common Shares immediately prior to the Amalgamation is reduced by an amount equal to the aggregate of the amount added to the stated capital of the Amalco Preferred Shares issued under section 14(b) hereof as determined in section 17(b) below.

(b) The amount to be added to the stated capital account maintained in respect of the Amalco Preferred Shares in connection with the issue of the Amalco Preferred Shares under section 14(b) hereof on the Effective Date shall be $0.43 per Amalco Preferred Share.

(c) For the purpose of the *Income Tax Act* (Canada) and any similar provincial enactment, the aggregate paid-up capital of Amalco shall be allocated first to the Amalco Preferred Shares to the extent of $0.43 per Amalco Preferred Share, and thereafter to the Amalco Common Shares.

18. **Covenants of ATS.** ATS covenants and agrees with COGNICASE Acquisitionco and COGNICASE that it will:

(a) on or before February 12th, 2002, mail to the holders of ATS Shares the Circular and other documentation required in connection with the Meeting and use reasonable efforts to obtain the approval of the ATS Shareholders at the Meeting in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby;

(b) use its best efforts to cause each of the conditions precedent set forth in sections 25 and 26 hereof to be complied with; and

(c) subject to the approval of the shareholders of each of ATS and COGNICASE Acquisitionco being obtained for the completion of the Amalgamation and subject to all applicable regulatory approvals being obtained, thereafter jointly with COGNICASE Acquisitionco file with the Registrar the Articles of Amalgamation and Such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

19. **Covenants of COGNICASE.** COGNICASE covenants and agrees with ATS that it will:

(a) prior to the Effective Date, sign a resolution as sole shareholder of COGNICASE Acquisitionco in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby in accordance with the Act;

(b) use its best efforts to cause each of the conditions precedent set forth in section 25 hereof to be complied with and ensure that COGNICASE Acquisitionco has sufficient funds to permit full payment of the redemption price on the redemption of the Amalco Preferred Shares; and

(c) subject to the approval of the ATS Shareholders being obtained for the completion of the Amalgamation, and the obtaining of all applicable regulatory approvals and the issuance of the Certificate of Amalgamation, issue that number of COGNICASE Shares as required by section 14(b) hereof.

20. **Covenants of COGNICASE Acquisitionco.** COGNICASE Acquisitionco covenants and agrees with ATS and COGNICASE that it will not from the date of execution hereof to the Effective Date, except with the prior written consent of ATS and COGNICASE, conduct any business which would prevent COGNICASE Acquisitionco or Amalco from performing any of their respective obligations hereunder.

21. **Further Covenants of COGNICASE Acquisitionco.** COGNICASE Acquisitionco further covenants and agrees with ATS that it will:

(a) use its best efforts to cause each of the conditions precedent set forth in section 25 hereof to be complied with;

(b) subject to the approval of the holders of ATS Shares and the sole shareholder of COGNICASE Acquisitionco being obtained and subject to the obtaining of all applicable regulatory approvals, thereafter jointly with ATS file with the Registrar the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

22. **Representation and Warranty of COGNICASE.** COGNICASE represents and warrants to and in favour of ATS and COGNICASE Acquisitionco as follows, and acknowledges that ATS and COGNICASE Acquisitionco are relying upon such representation and warranty:

(a) COGNICASE is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against COGNICASE in accordance with its terms.

23. **Representation and Warranty of ATS.** ATS represents and warrants to and in favour of COGNICASE and COGNICASE Acquisitionco as follows, and acknowledges that COGNICASE and COGNICASE Acquisitionco are relying upon such representation and warranty:

(a) ATS is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against ATS in accordance with its terms.

24. **Representations and Warranty of COGNICASE Acquisitionco.** COGNICASE Acquisitionco represents and warrants to and in favour of ATS and COGNICASE as follows, and acknowledges that ATS and COGNICASE are relying upon such representations and warranty:

(a) COGNICASE Acquisitionco is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against COGNICASE Acquisitionco in accordance with its terms.

25. **General Conditions Precedent.** The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the consent of each such parties without prejudice to their rights to rely on any other or others of such conditions:

(a) this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the sole shareholder of COGNICASE Acquisitionco and by the required majority of the votes of the ATS Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in accordance with the provisions of the Act; and

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation.

26. **Conditions to Obligations of COGNICASE and COGNICASE Acquisitionco.** The obligations of COGNICASE and COGNICASE Acquisitionco to consummate the transactions contemplated hereby and in particular the issue of COGNICASE Shares and the Amalgamation, respectively, are subject to the satisfaction, on or before the Effective Date of the conditions for the benefit of COGNICASE set forth in the Pre-Merger Agreement and of the following conditions:

(a) each of the acts of ATS to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it and there shall have been no material adverse change in the financial condition or business of ATS, taken as a whole, from and after the date hereof; and

(b) COGNICASE and COGNICASE Acquisitionco shall have received a certificate from a senior officer of ATS confirming that the conditions set forth in section 26 hereof have been satisfied.

The conditions described above are for the exclusive benefit of COGNICASE and COGNICASE Acquisitionco and may be asserted by COGNICASE and COGNICASE Acquisitionco regardless of the circumstances or may be waived by COGNICASE and COGNICASE Acquisitionco in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which COGNICASE and COGNICASE Acquisitionco may have.

27. **Conditions to Obligations of ATS.** The obligations of ATS to consummate the transactions contemplated hereby and in particular the Amalgamation are subject to the satisfaction, on or before the Effective Date of the conditions for the benefit of ATS set forth in the Pre-Merger Agreement and of the following conditions:

(a) each of the acts of COGNICASE and COGNICASE Acquisitionco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by them and there shall have been no material adverse change in the financial condition or business of COGNICASE, taken as a whole, from and after the date hereof; and

(b) ATS shall have received a certificate from a senior officer of COGNICASE AND COGNICASE Acquisitionco confirming that the conditions set forth in section 27 hereof have been satisfied.

The conditions described above are for the exclusive benefit of ATS and may be asserted by ATS regardless of the circumstances or may be waived by ATS in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ATS may have.

28. **Amendment.** This Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and an such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by ATS Shareholders in exchange for their ATS Shares without approval by the ATS Shareholders given in the same manner as required for the approval of the Amalgamation.

29. **Termination.** This Agreement may, prior to the issuance of the Certificate, be terminated by mutual agreement of the respective boards of directors of the parties hereto, without further action on the part of the shareholders of ATS or COGNICASE Acquisitionco. This Agreement shall also terminate without further notice or agreement if:

(a) the Amalgamation is not approved by the required majority of the holders of ATS Shares at the Meeting in accordance with the Act; or

(b) the Pre-Merger Agreement terminates.

30. **Dissenting ATS Shareholders.** On the earlier of the Effective Date, the making of an agreement between a Dissenting Shareholder and ATS for the purchase of their ATS Shares pursuant to Section 191(10) of the Act or the pronouncement of a Court order pursuant to Section 191(13) of the Act, a Dissenting Shareholder shall cease to have any rights as an ATS Shareholder other than the right to be paid the fair value of its ATS Shares in the amount agreed to or as ordered by the Court, as the case may be. Notwithstanding anything in this Agreement to the contrary, ATS Shares which are held by a Dissenting Shareholder shall not be exchanged for COGNICASE Shares or converted into Amalco Preferred Shares on the Effective Date as provided in section 14 hereof. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws his claim under Section 191 of the Act or otherwise forfeits his right to make a claim under Section 191 of the Act, his ATS Shares shall thereupon be deemed to have been exchanged as of the Effective Date for COGNICASE Shares on the basis set forth in section 14(b)(ii) hereof.

31. **Binding Effect.** This Agreement shall be binding upon and enure to the benefit of the parties hereto.

32. **Assignment.** No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of each of the other parties.

33. **Further Assurances.** Each of the parties hereto agrees to execute and deliver such further, instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

34. **Notice.** Any notice which a party may desire to give or serve upon another party shall be in writing and may be delivered, mailed by prepaid registered mail, return receipt requested or sent by telecopy transmission to the following addresses:

(a) COGNICASE Inc. and COGNICASE ACQUISITION II CORP. addressed to:

COGNICASE INC.
111 Duke Street, 9th Floor
Montreal, Quebec
H3C 2MI

Attention: President and Chief Executive Officer
(with a copy to the Corporate Secretary)
Telephone No.: (514) 228-8998
Facsimile No.: (514) 228-8955

with a copy to:

BORDEN LADNER GERVAIS LLP
1000 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: D. George Kelly
Telephone No.: (403)232-9508
Facsimile No.: (403)266-1395

(b) the Corporation, addressed as follows:

APPLIED TERRAVISION SYSTEMS INC.
900, 800 - 5th Avenue S.W.
Calgary, Alberta
T2P 3T6

Attention: President and Chief Executive Officer
Telephone No.: (403) 218-8301
Facsimile No.: (416) 213-8488

with a copy to:

BURSTALL WINGER LLP
3100, 324 - 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Attention: Jay Zammit
Telephone No.: (403)234-3338
Facsimile No.: (403)266-6016

or to such other address as the party to or upon whom notice is to be given or served has communicated to the other parties by notice given or served in the manner provided for in this section. In the case of delivery or telecopy transmission, notice shall be deemed to be given on the (late of delivery and in the case of mailing, notice shall be deemed to be given on the third Business Day after such mailing.

35. **Time of Essence.** Time shall be of the essence of this Agreement.

36. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto under their respective corporate seals.

COGNICASE INC.

Per: ______________________________
John Valentini, Executive Vice-President
Chief Financial Officer

COGNICASE ACQUISITION II CORP.

Per: ______________________________
John Valentini, Executive Vice-President
Chief Financial Officer

APPLIED TERRAVISION SYSTEMS INC.

Per: ______________________________
Fred C. Coles
Executive Chairman

Per: ______________________________
Robert W. Tretiak
President & Chief Executive Officer

SCHEDULE "A"

BUSINESS CORPORATIONS ACT
(SECTION 181)

FORM 9

ALBERTA
REGISTRIES

ARTICLES OF AMALGAMATION

1. NAME OF AMALGAMATED CORPORATION:

APPLIED TERRAVISION SYSTEMS INC.

2. CORPORATE ACCESS NO.:

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

Schedule "A" attached

4. RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:

Schedule "B" attached

5. NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:

Minimum of one (1); Maximum of eleven (11)

6. RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:

None

7. OTHER PROVISIONS, IF ANY:

Schedule "C" attached

8. NAME OF AMALGAMATING CORPORATIONS:	CORPORATE ACCESS NO.:
APPLIED TERRAVISION SYSTEMS INC.	**209524941**
COGNICASE ACQUISITION II CORP.	**209730308**

DATE	SIGNATURE	TITLE
		Director

FOR DEPARTMENTAL USE ONLY

FILED

CCA-06.109

SCHEDULE "A"

Attached to and forming part of the Articles of Amalgamation of

APPLIED TERRAVISION SYSTEMS INC.

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE ARE:

An unlimited number of Common Shares, without nominal or par value, and **47,000,000 shares designated as Class "A" Preferred Shares**, having attached thereto the following rights, privileges, restrictions and conditions:

COMMON SHARES

1. Dividends

The holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors of the Corporation out of moneys properly applicable to the payment of dividends, subject to the prior rights of the holders of any shares ranking senior to the Common Shares in the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

2. Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

3. Voting Rights

Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, the holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation.

CLASS A PREFERRED SHARES

1. Dividends

The holders of the Class A Preferred Shares shall not be entitled to receive any dividends thereon.

2. Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preferred Shares shall be entitled to receive $0.43 for each such share held by them, respectively, in priority to the holder of the Common Shares and any other class of shares of the Corporation ranking junior to the Class A Preferred Shares. After payment to the holders of the Class A Preferred Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3. Redemption by the Corporation

(a) The Corporation shall on the second business day immediately following the effective date of the amalgamation contemplated by the amalgamation agreement between Applied Terravision Systems Inc., COGNICASE Acquisition II Corp. and COGNICASE Inc., which amalgamation resulted in the constitution of the Corporation (the "Redemption Date") redeem all of the then outstanding Class A Preferred Shares on payment to the registered holders thereof of $0.43 per share. If the redemption by the Corporation on the Redemption Date of all Class A Preferred Shares would be contrary to applicable law, the Corporation shall redeem on such date the maximum number of Class A Preferred Shares (rounded to the next lower multiple of 100 shares) which the Corporation is then permitted to redeem. such redemption to be made pro rata (disregarding fractions of shares) amongst all registered holders of Class A Preferred Shares held by each of them, respectively. From time to time thereafter, as soon as permitted by applicable law, the corporation shall redeem the maximum number of Class A Preferred Shares as would then be not contrary to applicable law, *mutates mutandis* in accordance with the foregoing provisions of this section.

(b) Upon redemption of Class A Preferred Shares, the Corporation shall pay or cause to be paid to the holder thereof $0.43 for each Class A Preferred Share so redeemed. Such payment shall be made by cheque. From and after the Redemption Date, the holders of the Class A Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof, other than the right to receive payment, without interest, of $0.43 per share as aforesaid, unless payment of the aforesaid amount shall not be made in accordance with the foregoing provisions, in which case the rights of such shareholder shall remain unaffected.

4. Voting Rights

The holders of Class A Preferred Shares shall not as such be entitled (except as hereinafter specifically provided and except as otherwise provided by the *Business Corporations Act* of Alberta) to receive notice of or to attend shareholders' meetings and shall not be entitled to vote at any such meeting; the holders of the Class A Preferred Shares shall, however, be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation under section 211 of the *Business Corporations Act* of Alberta or a sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business under subsection 190(1) of the *Business Corporations Act* of Alberta.

5. Priority

The Common Shares shall rank junior to the Class A Preferred Shares on the dissolution, liquidation or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and shall be subject in all respect to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares.

SCHEDULE "B"

Attached to and forming part of the Articles of Amalgamation of

APPLIED TERRAVISION SYSTEMS INC.

RESTRICTIONS ON SHARE TRANSFERS:

No share of the Corporation shall be transferred without the approval of the directors, provided that approval of any transfer of shares may be given as aforesaid after the transfer has been effected upon the records of the Corporation, in which event, unless the said approval stipulates otherwise, the said transfer shall be valid and shall take effect as from the date of its entry upon the books of the Corporation.

SCHEDULE "C"

Attached to and forming part of the Articles of Amalgamation of

APPLIED TERRAVISION SYSTEMS INC.

OTHER RULES OR PROVISIONS

1. After the redemption of the Amalco Preferred Shares, the number of shareholders of the Corporation, exclusive of:

   (a) persons who are in its employment or that of an affiliate, and;

   (b) persons who, having been formerly in its employment or that of an affiliate were, while in that employment, shareholders of the Corporation and have continued to be shareholders of that Corporation after termination of that employment,

   is limited to not more than 50 persons, 2 or more persons who are the joint registered owners of 1 or more shares being counted as 1 shareholder.

2. After the redemption of the Amalco Preferred Shares, any invitation to the public to subscribe for the securities of the Corporation is prohibited.

3. The directors of the Corporation may, without authorization of the shareholders:

   (a) borrow money on the credit of the Corporation;

   (b) issue, reissue, sell or pledge debt obligations of the Corporation;

   (c) subject to the *Business Corporations Act* of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

   (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

4. The directors may, by resolution, delegate the powers referred to in section 3 hereof to a director, a committee of directors or an officer.

5. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

6. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

APPENDIX "C"

ATS FAIRNESS OPINION

ACUMEN
CAPITAL PARTNERS

February 8, 2002

Board of Directors
Applied Terravision Systems Inc.
1100, 800 – 5 Avenue SW
Calgary, AB T2P 3T6

Dear Sirs:

Re: Amalgamation Involving Applied Terravision Systems Inc. and Cognicase Acquisition II Corp. a wholly-owned subsidiary of Cognicase Inc.

Acumen Capital Finance Partners Limited ("Acumen", "we", "us", or "our") understands that Applied Terravision Systems Inc. ("ATS" or the "Corporation") has agreed, subject to certain conditions and approvals, to an amalgamation (the "Amalgamation") with Cognicase Acquisition II Corp. a wholly-owned subsidiary of Cognicase Inc. ("Cognicase") under the provisions of the *Business Corporations Act* (Alberta).

We understand that the proposed terms of the Amalgamation were established through arm's length negotiation between the board of directors of ATS and Cognicase and that ATS, Cognicase, Fred Coles, Robert Tretiak and Warren Coles (such individuals hereinafter referred to as the "Principal Shareholders") have entered into a pre-merger agreement dated February 8, 2002 (the "Pre-Merger Agreement"). The terms and conditions of the Amalgamation are more fully described in the Pre-Merger Agreement and the Information Circular dated February 8, 2000. If the Amalgamation is approved, on the effective date of the Amalgamation, subject to the election of ATS shareholders:

- each common share of ATS ("ATS Common Share") will be exchanged for $0.43 in cash (up to a maximum of $20 million) plus 0.105 common share of Cognicase or
- each ATS Common Share will be exchanged for 0.147574 common shares of Cognicase.

We understand that, pursuant to the Pre-Merger Agreement, the Principal Shareholders, who hold an aggregate of 2,214,125 ATS Common Shares (5.62% of the issued and outstanding ATS Common Shares) have agreed, subject to certain rights to withdraw support from the Amalgamation, to vote in favor of the Amalgamation and not to exercise any dissent rights in connection with the Amalgamation.

We also understand that certain other ATS shareholders (the "ATS Supporting Shareholders") who hold an aggregate of 14,823,687 ATS Common Shares (approximately 37.61% of the issued and outstanding ATS Common Shares) entered into support agreements (the "ATS Support Agreements") with Cognicase pursuant to which the parties agreed, subject to shareholder and regulatory approval and certain other conditions, to support the Amalgamation. In addition, the ATS Supporting Shareholders also agreed, among other things, to vote the ATS Common Shares owned by them in favor of the Amalgamation.

You have requested our opinion as to whether the consideration to be received by holders of ATS Common Shares pursuant to the Amalgamation is fair from a financial point of view to such holders.

Engagement

Acumen was contacted on January 8 by ATS in regard to providing the fairness opinion and was formally retained by the Special Committee of the board of directors of ATS on January 24, 2002 to provide an opinion (the "Fairness Opinion") to the ATS board of directors with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of ATS Common Shares pursuant to the Amalgamation. Acumen will be paid a fee by ATS in connection with providing the Fairness Opinion and will be reimbursed for any reasonable out-of-pocket expenses.

Pursuant to the terms of our engagement, we have not been engaged to prepare a formal valuation of any of the assets or shares involved in the Amalgamation or to express an opinion with respect to the Amalgamation itself and this Fairness Opinion should not be construed as such. In addition, Acumen's engagement did not contemplate pursuing alternative transactions. Acumen has performed financial analyses it considers to be appropriate and necessary in the circumstances to support the conclusions reached in the Fairness Opinion.

ATS has agreed to indemnify Acumen in respect of certain potential liabilities that may arise in connection with the use by ATS of this Fairness Opinion.

Acumen Independence

Since 1997, Acumen has gained an understanding of ATS' business through providing general capital markets related advice to ATS management, advising on the merits of certain acquisitions and leading or participating in financings for the Corporation. As a result of these prior roles Acumen has regularly conducted due diligence on ATS, reviewed its business plan and financial information, met the management team and inspected ATS' facilities.

Acumen is not an insider, associate of affiliate (as those terms are defined in the *Securities Act* (Alberta)) or a related entity of ATS or any of its respective associates or affiliates. Acumen did not advise ATS or Cognicase with respect to any matters related to the Pre-Merger

Agreement or the letter agreement dated January 4, 2002 between the two parties. As such, we believe that we are an independent party with respect to the Amalgamation.

Acumen acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada. As at the date hereof Acumen did not have any principal positions in ATS securities, however, Acumen may have positions in ATS securities in the future. Acumen may have executed or may execute transactions involving ATS securities on behalf of clients for which it received or may receive compensation. Further, certain employees of Acumen own, in aggregate, a de minimis number of ATS shares. In addition, Acumen as an investment dealer conducts research on securities and may in the ordinary course of business provide research reports and investment advice to its clients on issues and investment matters with respect to ATS.

Qualifications of Acumen

Acumen is an independent Canadian investment banking firm providing advisory and capital market related services principally to Canadian technology and manufacturing companies. Acumen is a member of the Investment Dealers Association of Canada, the Toronto Stock Exchange, The Canadian Venture Exchange and the Canadian Investor Protection Fund and has registration in the majority of provinces in Canada. Acumen's services include investment research, the trading of equity securities, financings, and corporate advisory services in the areas of mergers, acquisitions, divestitures, restructurings, valuations and fairness opinions. Acumen and its principals have been involved in a significant number of transactions involving valuations of private and publicly-traded technology companies.

The professionals primarily involved in the preparation of this Fairness Opinion include senior officers and directors of Acumen who are experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this fairness opinion.

In arriving at our Fairness Opinion, Acumen has reviewed, considered and relied upon, among other things, the following:

1) the Pre-Merger Agreement;

2) the Information Circular of ATS dated February 8, 2002 related to the special meeting of shareholders called to facilitate the Amalgamation;

3) the letter agreement dated January 4, 2002 outlining the principal terms and conditions related to the transaction between ATS and Cognicase;

4) the ATS Support Agreements;

5) Annual Information Form (AIF) of ATS dated February 28, 2001 for the year ended September 30, 2000;

6) ATS budget information for the year ended September 30, 2001 and budget forecasts for fiscal 2002;

7) certain ATS management-prepared reports, analysis and projected financial information of ATS;

8) quarterly and audited annual reports of Cognicase for the years ending September 30, 2000 and 2001;

9) Cognicase Management proxy/information circular (IC) dated January 16, 2002 to be used in connection with the annual meeting to be held on February 12, 2002

10) Short Form Prospectus of Cognicase Inc. dated December 14, 2001

11) Renewal Annual Information Form (AIF) of Cognicase dated February 16, 2001 for the year ended September 30, 2000

12) certain Cognicase management-prepared reports, analysis and projected financial information of Cognicase;

13) discussions with senior management of ATS and Cognicase with respect to the information referred to in the Fairness Opinion including their assessment of the historical, current and prospective operations, assets, and financial position of ATS and Cognicase respectively;

14) the news releases and material change repots appearing on SEDAR of ATS and Cognicase for the past twelve months;

15) current and historical stock market trading information of ATS and Cognicase;

16) relative performance and business characteristics of ATS and Cognicase against other business application software suppliers in Canada;

17) review of certain recent investment industry research reports on ATS and Cognicase;

18) review of certain public information related to the business, operations and financial performance of ATS and Cognicase;

19) review of data with respect to other transactions of a comparable nature considered by us to be relevant;

20) other industry, corporate, economic and market data as well as such other investigations and financial analysis we considered necessary or appropriate in the circumstances;

Assumptions and Limitations

We have relied upon the accuracy, completeness and fair representation related to all the materials, information, representations, reports and opinions referred to above in providing our opinion and our opinion is conditional upon such completeness, accuracy and fairness. However, in accordance with the terms of our engagement we have not independently verified the accuracy or completeness of any such materials, information, representations, reports and opinions.

The management of ATS has represented to us that the information, data, opinions and other materials (the "Information") provided to us on behalf of ATS are complete and accurate at the date the Information was provided and since the date the Information was provided, there has been no material change, financial or otherwise in the business or operations of ATS or in its assets or liabilities (contingent or otherwise). In addition, ATS management has represented that there has been no change in any material fact that would render the Information untrue or misleading in any material respect and that there are no items or Information that has not been disclosed which would materially affect the value of ATS

Our opinion is provided on the basis of the securities markets, economic and general business and financial conditions prevailing at the date hereof and the condition and prospects, financial and otherwise of ATS as they were reflected in the information and documents reviewed by us and as presented to us in our discussions with ATS management. In addition, we considered the financial condition and prospects of Cognicase as they are reflected in the information and documents reviewed by us. In providing this opinion, we have assumed that there are no undisclosed material facts related to Cognicase or its businesses, operations, financial condition or future prospects.

We believe that the analyses and factors considered in arriving at our Fairness Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.

In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Amalgamation and we express no opinion on such procedures. In addition, we have assumed that all conditions required to implement the Amalgamation will be met.

In our analysis and in connection with the providing this opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the parties involved in the Amalgamation.

Fairness Opinion

Based and relying upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of ATS Common Shares under the Amalgamation is fair, from a financial point of view, to such holders of ATS Common Shares.

This opinion has been prepared for the exclusive use of, and may only be used or relied upon by, the board of directors of ATS for the sole purpose of determining whether the consideration to be received by holders of ATS Common Shares under the Amalgamation is fair, from a financial point of view, and, except for inclusion in the ATS Information Circular, may not be used or relied upon by any other person without our express prior written consent. This opinion is given as of the date hereof and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion that may come or be brought to our attention after the date hereof.

Sincerely,

ACUMEN CAPITAL FINANCE PARTNERS LIMITED

D

APPENDIX "D"

ATS SPECIAL RESOLUTION

WHEREAS Applied Terravision Systems Inc. (the **"Corporation"**) and COGNICASE Acquisition II Corp. (**"COGNICASE Acquisitionco"**) plan to amalgamate and continue their existence as one and the same company under the name of "ATS Corp".

BE IT AND IT IS HEREBY ENACTED AND PROMULGATED AS A SPECIAL RESOLUTION AS FOLLOWS:

1. The Amalgamation Agreement between the Corporation, COGNICASE Acquisitionco and COGNICASE providing for the amalgamation of the Corporation and COGNICASE Acquisitionco under Section 181 of the *Business Corporations Act* (Alberta) (the "Amalgamation") and setting forth the terms and conditions thereof and all other necessary provisions for completion of the Amalgamation and to ensure the organization and management of the corporation resulting from the Amalgamation is hereby approved as drafted and attached as Appendix "B" to the Information Circular and Proxy Statement of the Corporation dated February 8, 2002 (the **"Amalgamation Agreement"**).

2. Provided (i) this resolution has been confirmed in accordance with the provisions of the *Business Corporations Act* (Alberta) and other applicable laws by the shareholders entitled to vote thereon at a special meeting of the shareholders duly called for that purpose, (ii) the Amalgamation Agreement has not been terminated, and (iii) the pre-merger agreement dated February 8, 2002 between the Corporation, COGNICASE INC. and certain shareholders of the Corporation (the **"Pre-Merger Agreement"**) has not been terminated, any director of the Corporation is hereby authorized to sign the Articles of Amalgamation giving effect to the Amalgamation Agreement and all other documents required or necessary for the delivery of a certificate attesting to the Amalgamation.

3. Notwithstanding the approval by shareholders of this special resolution, subject to the provisions of the Pre-Merger Agreement and the Amalgamation Agreement, and without further notice to or approval of the shareholders of the Corporation, the Corporation may amend the Pre-Merger Agreement, the Amalgamation Agreement, or may decide not to proceed with the Amalgamation at any time prior to the Amalgamation becoming effective pursuant to the provision of the *Business Corporations Act* (Alberta).

E

APPENDIX "E"

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Registered ATS Shareholders have the right to dissent in respect of the Amalgamation. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all Dissenting Shareholders whose shares have not been purchased by the corporation and for the representation of Dissenting Shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all Dissenting Shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those Dissenting Shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay Dissenting Shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

F

APPENDIX "F"

ATS FINANCIAL STATEMENTS
As at September 30, 2001

AUDITORS' REPORT

To the Shareholders of Applied Terravision Systems Inc.:

We have audited the consolidated balance sheet of Applied Terravision Systems Inc. as at September 30, 2001, and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at September 30, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 23, 2000.

(Signed) *"Arthur Andersen LLP"*
Chartered Accountants
Calgary, Alberta
November 14, 2001, except as to
Note 15 which is as of January 6, 2002

CONSOLIDATED BALANCE SHEETS
As at September 30, 2001 and 2000

	2001 $	2000 $
Assets		
Current		
Cash and short-term deposits	1,125,655	5,242,380
Accounts receivable	6,409,213	5,456,752
Investment tax credits receivable (Note 6)	434,692	-
Prepaid expenses and other current assets	673,731	652,288
	8,643,291	11,351,420
Goodwill and purchased application software (Note 4)	16,463,886	7,251,964
Capital assets (Note 5)	4,882,209	4,187,259
Other assets	209,160	-
Future income taxes	100,000	-
Investment tax credits receivable (Note 6)	-	605,267
	30,298,546	23,395,910
Liabilities		
Current		
Demand bank loan (Note 7)	1,572,806	-
Accounts payable and accrued liabilities	1,907,878	1,982,135
Deferred maintenance revenue	2,313,582	1,757,975
Current portion of long-term debt (Note 7)	1,545,897	784,680
	7,340,163	4,524,790
Long-term debt (Note 7)	2,309,973	961,355
	9,650,136	5,486,145
Shareholders' equity		
Share capital (Note 8)	32,276,119	26,969,704
Share purchase warrants	-	2,305,000
Contributed surplus	2,305,000	-
Deficit	(13,932,709)	(11,364,939)
	20,648,410	17,909,765
	30,298,546	23,395,910

Approved by the Board

"Daryl Gilbert",
Daryl Gilbert
Director

"David Cornhill",
David Cornhill
Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended September 30, 2001 and 2000

	2001 $	2000 $
Revenue		
Business function outsourcing	3,087,919	1,185,091
Managed service provider	14,015,207	9,546,586
Software licenses, maintenance & services	16,108,973	16,651,621
Hardware sales	1,789,075	2,508,969
Other (Note 10)	1,874,600	314,346
Total revenue	36,875,774	30,206,613
Cost of sales		
Cost of sales	2,069,462	3,046,955
Gross margin	34,806,312	27,159,658
Expenses		
Business function outsourcing	2,222,011	383,811
Managed service provider	3,992,590	790,656
Software licenses, maintenance & services	9,300,934	10,856,625
Selling & marketing	2,890,244	2,641,420
Corporate, finance & accounting	2,251,762	2,274,296
Administration & general	6,300,441	3,591,045
Total operating expenses	26,957,982	20,537,853
Operating income before research & development	7,848,330	6,621,805
Research & development		
Mature product development	2,798,305	3,268,350
New product research & development	2,739,803	1,999,834
Total research & development	5,538,108	5,268,184
Earnings before interest, income taxes, depreciation & amortization & unusual item	2,310,222	1,353,621
Interest, amortization & depreciation		
Interest	253,092	296,694
Amortization of purchased application software	209,554	251,144
Depreciation of capital assets	2,027,690	1,231,650
Unusual item (Note 14)	663,613	-
Loss before income taxes & goodwill amortization	(843,727)	(425,867)
Provision for U.S. income taxes (Note 9)	465,000	483,000
Loss before goodwill amortization	(1,308,727)	(908,867)
Goodwill amortization	1,259,043	911,948
Loss	(2,567,770)	(1,820,815)
Deficit, beginning of year	(11,364,939)	(9,544,124)
Deficit, end of year	(13,932,709)	(11,364,939)
Loss per share before goodwill amortization	(0.04)	(0.03)
Loss per share	(0.07)	(0.06)
Basic and Diluted Weighted Average Shares Outstanding	35,758,416	29,736,462
Shares Outstanding at Year End	39,359,462	32,276,119

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30, 2001 and 2000

	2001 $	2000 $
Operating		
Loss for the year	(2,567,770)	(1,820,815)
Adjustments for depreciation of capital assets	2,027,690	1,231,650
Amortization of application software	209,554	251,144
Amortization of goodwill	1,259,043	911,948
Future income taxes	(100,000)	-
	3,396,287	2,394,742
Cash flow before changes in non-cash working capital	828,517	573,927
Changes in non-cash working capital, net of acquisitions		
Accounts receivable	326,011	(2,000,798)
Prepaid expenses, other current assets and investment tax credits	206,819	(21,058)
Accounts payable and accrued liabilities	(544,601)	483,294
Deferred maintenance revenue	(128,714)	47,514
	(140,485)	(1,491,048)
	688,032	(917,121)
Financing		
Issuance of special warrants, net of issue costs	-	2,305,000
Issuance of common shares, net of issue costs	306,415	10,277,048
(Repayment) issuance of demand bank loans	1,572,806	(1,176,839)
(Repayment) issuance of long-term debt	398,990	(3,365,234)
	2,278,211	8,039,975
Investing		
Acquisition of capital assets	(1,954,735)	(1,411,420)
Acquisition of other assets	(209,160)	-
Cash outlay for acquisitions (net of cash acquired)	(4,919,073)	(680,225)
	(7,082,968)	(2,091,645)
Net (decrease) increase in cash	(4,116,725)	5,031,209
Cash and short-term deposits, beginning of year	5,242,380	211,171
Cash and short-term deposits, end of year	1,125,655	5,242,380
Interest paid	253,092	296,694
Taxes paid	340,543	279,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Applied Terravision Systems Inc. and its wholly-owned subsidiaries (collectively "ATS" or the "Company"). All amounts are in Canadian dollars unless otherwise noted.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses and disclosure of contingencies. Actual results may vary from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition. The Company recognizes revenue from sale of software licenses as completed products are shipped if collection of the receivable is probable and no significant obligations remain. Implementation services are recognized as the services are rendered. Fees for software maintenance services billed in advance are deferred and recognized in income over the period of the maintenance contract. Hardware revenue is recognized upon shipment. Business Function Outsourcing and Managed Service Provider revenues are recognized as the services are rendered.

Capital assets. Capital assets are recorded at cost less related investment tax credits. Provisions for depreciation and amortization are charged to operations based on the estimated useful economic lives of such assets, as follows:

Furniture and fixtures	20 percent declining-balance
Computer and office equipment	30 percent declining-balance
Computer software	30 percent declining-balance
Leasehold improvements	straight-line over the remaining life of the related lease

Research and development. Expenditures incurred for research and development are expensed as incurred. Development costs are deferred once all criteria for deferral under Canadian generally accepted accounting principles have been met. Such costs are amortized over the expected life of the product. To date, no development costs have met the criteria for deferral. Investment tax credits are applied to reduce research and development expenditures upon receipt of notice of acceptance by Canada Customs and Revenue ("CCRA") (see Note 6).

Goodwill and purchased application software. Purchased application software is recorded based on an assessment of future cash flows expected to be generated from the application software acquired and is amortized over three years. Goodwill is recorded at cost and amortized on a straight-line basis over ten years. The net carrying amount of goodwill and purchased application software is reviewed annually to determine whether there has been an impairment in value. The review methodology is comprised of an assessment of the continuing contribution of the applications purchased and an assessment of expected future cash flows. To the extent that the Company determines an impairment has occurred, a loss is recognized in the period.

As required by new Canadian Institute of Chartered Accountants (CICA) Handbook recommendation, 3062, "Goodwill and Other Intangible Assets", effective October 01, 2001, the Company will no longer amortize goodwill. Rather, goodwill will be subject to an annual impairment test.

Other Assets. Included in Other Assets are the Company's investments in non-controlled investees, which are accounted for using the equity method. During 2001, the Company did not record any income from its equity investees.

Foreign currency translation. The accounts of the Company's integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at period end. Non-monetary assets and liabilities are translated at the rates in effect on the dates of the transactions. Revenue and expenses are translated at rates in effect during the year, except for depreciation and amortization, which are translated at the same rate as the assets to which they relate. Gains and losses from translation are included in income in the period in which they occur, except for translation gains or losses related to long-term debt, which are deferred and amortized into income over the term of the related debt.

As required by amended CICA Handbook recommendation 1650, "Foreign Currency Translation", effective October 01, 2001, the Company will no longer defer and amortize foreign exchange gains and losses related to long-term debt.

Income taxes. As required by CICA Handbook recommendation 3465, "Income Taxes", effective October 01, 2000, the Company adopted the liability method for providing for income taxes.

Stock-based compensation. The Company has a stock option plan as described in Note 8. No compensation expense is recognized for the plan when the stock options are issued to the extent that the exercise price is equal to market price at the date of grant. Any amounts paid on the exercise of stock options are credited to share capital.

Cash and short-term deposits. Cash and short-term deposits are comprised of liquid investments with original maturities of three months or less.

Comparative figures. Certain prior year figures have been reclassified to conform with the presentation adopted for the current year.

3. ACQUISITIONS

Ptarmigan Energy Services Inc. On August 02, 2001, the Company acquired all the issued and outstanding shares of Ptarmigan Energy Services Inc. ("Ptarmigan"), a company providing production accounting services to the oil and gas industry, on an outsourced basis. The acquisition was completed by issuing 1,313,198 shares at a deemed price of $1.523, and $1,233,080 in cash. The acquisition has been accounted for using the purchase method. Results of operations have been consolidated since August 03, 2001.

Assets acquired:	$
Net working capital	250,337
Capital assets	86,451
Goodwill	3,874,336
	4,211,124
Long-term debt	(965,760)
Cash acquired	22,826
Net assets acquired	**3,268,190**
Consideration given:	
Cash and shares	3,233,080
Acquisition costs	35,110
Purchase Price	**3,268,190**

Acdat System Services Inc. On April 30, 2001, the Company acquired all the issued and outstanding shares of Acdat System Services Inc. ("Acdat"), a company providing software to the oil and gas industry. The acquisition was completed by issuing 3,750,000 shares at a deemed price of $0.80, and $3,000,000 in cash. The acquisition has been accounted for using the purchase method. Results of operations have been consolidated since May 01, 2001.

Assets acquired:	$
Net working capital	503,035
Note receivable	50,000
Capital assets	302,762
Goodwill	5,584,546
	6,440,343
Long-term debt	(288,225)
Deferred revenue	(684,322)
Cash acquired	571,221
Net assets acquired	**6,039,017**
Consideration given:	
Cash and shares	6,000,000
Acquisition costs	39,017
Purchase Price	**6,039,017**

Allmark Inc. On November 19, 2000, the Company acquired all the issued and outstanding shares of Allmark Inc. ("Allmark"), a company providing production accounting software to the oil and gas industry, for $1,200,000 in cash. The acquisition has been accounted for using the purchase method. Results of operations have been consolidated since November 20, 2000.

Assets acquired:	$
Goodwill	1,205,913
Net assets acquired	**1,205,913**
Consideration given:	
Cash	1,200,000
Acquisition costs	5,913
Purchase Price	**1,205,913**

PetroComp Systems Inc. On December 15, 1999, the Company acquired all the issued and outstanding shares of PetroComp Systems Inc. ("PetroComp"), a company providing software to the oil and gas industry for $667,350 in cash. The acquisition has been accounted for using the purchase method. Results of operations have been consolidated since December 16, 1999.

Assets acquired, excluding cash:	$
Net working capital	378,171
Capital assets	165,991
Goodwill	569,877
	1,114,039
Deferred revenue	(433,814)
Net assets acquired	680,225
Consideration given:	
Cash	667,350
Acquisition costs	12,875
Purchase Price	**680,225**

4. GOODWILL AND PURCHASED APPLICATION SOFTWARE

	2001 $	2000 $
Cost, beginning of year	9,896,610	9,326,733
Ptarmigan (Note 3)	3,874,336	-
Acdat (Note 3)	5,584,546	-
Allmark (Note 3)	1,205,913	-
PetroComp (Note 3)	15,724	569,877
	20,577,129	9,896,610
Less accumulated amortization	4,113,243	2,644,646
Balance, end of year	16,463,886	7,251,964

5. CAPITAL ASSETS

2001	Cost $	Accumulated Depreciation and Amortization $	Net Book Value $
Furniture and fixtures	2,350,674	1,471,878	878,796
Office equipment	5,031,599	2,802,512	2,229,087
Leasehold improvements	472,425	356,448	115,977
Computer equipment under capital leases	2,745,242	1,086,893	1,658,349
	10,599,940	5,717,731	4,882,209

2000	Cost $	Accumulated Depreciation and Amortization $	Net Book Value $
Furniture and fixtures	1,020,012	438,040	581,972
Office equipment	4,402,722	2,562,678	1,840,044
Leasehold improvements	428,490	232,620	195,870
Computer equipment under capital leases	2,163,900	594,527	1,569,373
	8,015,124	3,827,865	4,187,259

6. INVESTMENT TAX CREDITS RECEIVABLE

The Company claims research and development deductions and related investment tax credits ("ITC") for income tax purposes based on management's interpretation of the legislation in the Income Tax Act of Canada. These claims are subject to audit by CCRA.

Claims for investment tax credits for the years 1986 through 1996 have been assessed as filed and all remaining Investment Tax Credits Receivable at September 30, 2001 were received subsequent to year end. In addition, the Company received additional ITC refunds of approximately $189,000 (recorded as a reduction of R&D expense), as well as related interest of approximately $290,000.

7. DEMAND BANK LOAN AND LONG-TERM DEBT

The Company has an $8.1 million credit facility, bearing interest at bank prime plus 1.5% and collateralized by a general security agreement on certain assets of the Company, Borrowings under the credit facility can be made by way of revolving and term loans.

	2001 $	2000 $
Demand bank loan		
Commercial revolving loan, due on demand, bearing interest annually at the lender's prime rate plus 1.5%	1,572,806	-
Long-term debt		
Commercial term loans, with interest ranging from bank prime plus 0.5% - 4.0%, payable over 36 - 60 months	1,308,975	-
Commercial term loan, denominated in U.S. dollars, with interest at U.S. prime plus 0.75%, payable over a remaining term of 33 months and secured by the Company's U.S. subsidiaries' assets	1,192,644	300,700
Capital leases		
Computer equipment leases due July 2003 - August 2004, with interest from 9.1% - 12.4%, repayable monthly at $41,803 U.S., including interest	1,354,251	1,445,335
	3,855,870	1,746,035
Less current portion	1,545,897	784,680
	2,309,973	961,355

As at September 30, 2001, principal payments on long-term debt are:	$
2002	826,888
2003	826,888
2004	720,835
2005	80,756
2006	46,252

The principal component of the remaining minimum capital lease payments for the next three years as at September 30, 2001 are:	$
2002	719,009
2003	551,973
2004	83,269

The interest component of the future minimum capital lease payments is $185,882.

Interest expense related to long-term debt for the year ended September 30, 2001 was $208,510 (2000 - $268,895).

8. SHARE CAPITAL

Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are currently issued and outstanding.

Common voting shares

The Company is authorized to issue an unlimited number of common voting shares, of which the following are issued and outstanding.

Issued:	Number of Shares	Amount $
Balance, September 30, 1999	26,995,171	16,692,656
Exercise of special warrants	3,450,000	7,268,750
Exercise of share purchase warrants	1,887,222	2,264,665
Share issue costs	-	(292,395)
Issue on conversion of debt	666,667	500,000
Exercise of options	835,509	536,028
Balance, September 30, 2000	33,834,569	26,969,704
Exercise of options	461,695	306,415
Issue of shares upon acquisition (Note 3)	5,063,198	5,000,000
Balance, September 30, 2001	39,359,462	32,276,119

Special warrants and share purchase warrants:	Number of Warrants	Amount $
Balance, September 30, 1999	1,887,222	-
Issue of special warrants, net of issue costs	3,450,000	7,268,750
Issue of share purchase warrants	1,725,000	2,305,000
Exercise of share purchase warrants	(1,887,222)	-
Exercise of special warrants	(3,450,000)	(7,268,750)
Balance, September 30, 2000	1,725,000	2,305,000
Issue of share purchase warrants	3,000,000	-
Expiry of share purchase warrants	(1,725,000)	(2,305,000)
Balance, September 30, 2001	3,000,000	-

During 1998, the Company sold an aggregate of 3,774,444 special warrants at a price of $0.90 per special warrant, for net proceeds of $3,152,831, after share issue costs. The special warrants were qualified on January 19, 1999, and on that date, each special warrant was converted, for no additional consideration, into one common share and one-half of one common share purchase warrant of the Company. Each whole common share purchase warrant entitled the holder to acquire one common share at $1.20 per common share before July 23, 2000. For accounting purposes no value was attributed to the common share purchase warrants. All the purchase warrants were exercised in fiscal 2000.

Under an agency agreement which closed on February 17, 2000, the Company sold an aggregate of 3,450,000 special warrants at a price of $3.00 per special warrant, for total proceeds of $10,350,000 and net proceeds of $9,281,355 after deducting costs of issue of $1,068,645. The special warrants were qualified on June 6, 2000, and on that date, each special warrant was converted, for no additional consideration, into one common share and one-half of one common share purchase warrant of the Company. Each whole common share purchase warrant entitled the holder to acquire one common share at $3.75 per common share before June 6, 2001. For accounting purposes and using the Black Scholes pricing model, each share purchase warrant was assigned a value of $1.34 and $2,305,000 was accounting for as special purchase warrants in shareholders' equity. As of June 6, 2001, none of the share purchase warrants were converted into common shares. Accordingly, the attributed value of the share purchase warrants has been reclassified to contributed surplus.

Under an agreement which closed on March 20, 2001, the Company issued an aggregate of 3,000,000 common share purchase warrants of the Company, for future services. Two million of the common share purchase warrants entitle the holder to acquire one common share at $0.85 per common share by September 20, 2002. The remaining one million of the common share purchase warrants entitle the holder to acquire one common share at $1.10 per common share by March 20, 2003. As at September 30, 2001, no share purchase warrants had been converted into common shares.

Stock Options

Under the Company's stock option plan for directors, officers, employees and investor relations consultants, options to purchase 3,693,705 common shares were outstanding as at September 30, 2001 (2000 - 1,760,250). The options are exercisable at prices ranging from $0.60 to $2.31 per share and expire between July 9, 2002 and August 2, 2006.

	Number	Weighted Average Exercise Price
Options		
Outstanding at September 30, 1999	2,068,880	$0.74
Granted	612,500	$1.88
Exercised	(834,310)	$0.64
Forfeited	(86,820)	$1.23
Outstanding at September 30, 2000	1,760,250	$1.20
Granted	2,487,250	$1.43
Exercised	(461,695)	$0.66
Forfeited	(92,100)	$1.62
Outstanding at September 30, 2001	3,693,705	$1.33

The following table summarizes information about stock options outstanding at September 30, 2001:

Range of Exercise Prices	Number of Outstanding and Exercisable at September 30, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.60 - $0.75	705,875	2.59	$0.73
$0.76 - $1.50	2,169,330	4.21	$1.24
$1.51 - $2.31	818,500	3.39	$2.07
	3,693,705	3.60	$1.33

9. INCOME TAXES

The Company's provision for income taxes differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate income tax rate to loss before income taxes. The major components of these differences are explained as follows:

	2001 $	2000 $
Loss before income taxes	(2,102,770)	(1,337,815)
Expected corporate tax rate	42.87%	44.62%
Calculated income tax recovery	(901,457)	(596,933)
Canadian tax losses not recognized	136,294	757,398
Non-deductible amortization	629,587	420,335
Non-deductible merger costs	284,500	-
Difference in U.S. statutory rate	(25,625)	(76,982)
State taxes and Large Corporation Tax	115,000	-
Other	226,701	(20,818)
Provision for U.S. income taxes	465,000	483,000

The Company was in a loss position for Canadian income tax purposes for all periods presented and accordingly no income taxes have been provided on the Canadian operations other than Large Corporation Tax.

At September 30, 2001, the Company had non-capital losses for Canadian income tax purposes, which are available to reduce taxable income in future years. If not utilized these loses will expire as follows:

	$
2003	125,000
2004	740,000
2005	2,840,000
2006	155,000
2007	1,950,000
2008	290,000
	6,100,000

In addition, the Company has scientific research and experimental development deductions of approximately $1,800,000 which are eligible for indefinite carry forward. No tax benefit has been reflected in the consolidated financial statements for the non-capital losses or the scientific research and experimental development deductions.

No provision for withholding taxes has been provided on earnings in the United States as it is the Company's intent to permanently re-invest such earnings in the United States.

10. OTHER REVENUE

Other Revenue includes a refund of current and prior years' Texas Sales and Use Tax of $1,601,888.

11. COMMITMENTS

Future minimum payments under operating leases (primarily office space) with initial or remaining terms of one year or more, consisted of the following:

	$
2002	2,122,000
2003	1,640,000
2004	1,666,000

Under an agreement with Visions Software Inc. ("Visions") ATS has a commitment to fulfill the acquisition of 50% of Visions in fiscal 2002 in the amount of $183,500. In addition, ATS has the option to acquire the remaining 50% of Visions at 12 and 18 month intervals, from the effective date of the agreement.

12. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT

The Company's financial instruments are comprised of cash, accounts receivable, investment tax credits receivable, demand bank loans payable, accounts payable and accrued liabilities, and long-term debt. Due to their short term to maturity and/or applicable floating interest rates, the fair values of these financial instruments approximate their carrying amounts at September 30, 2001 and 2000. Credit risk in accounts receivable is limited due to the large number of customers. Further, the Company's largest customer is a U.S. government agency and as such, credit risk is minimized.

13. SEGMENTED INFORMATION

Summarized financial information is as follows:

	Year Ended September 30, 2001			Year Ended September 30, 2000		
	Canada	**United States**	**Consolidated**	**Canada**	**United States**	**Consolidated**
Revenue	9,259,720	27,616,054	36,875,774	8,823,175	21,383,43 8	30,206,613
Software, goodwill and capital assets	12,774,446	8,571,649	21,346,095	2,315,329	9,123,894	11,439,223

Sales to one customer in the U.S. in 2001 were $10,952,000 (2000 - $10,312,158), which represents 29.7% (2000 - 34.1%) of total revenue.

14. UNUSUAL ITEM

Under an agreement dated August 16, 2000, subject to regulatory and shareholder approvals and certain conditions under the agreement, the Company agreed to merge with The Petroleum Place, Inc. ("Petroleum Place"), a U.S. corporation. Under the agreement, the shareholders of the Company were to exchange their shares for common shares or exchangeable shares of Petroleum Place with a relative value of $3.00 per share.

In connection with the agreement with Petroleum Place, ATS recorded those charges related to the transaction that would have been accounted for as transaction costs if the merger had been capable of proceeding. As the merger agreement expired uncompleted, as a result of financial market conditions that prevented Petroleum Place from effecting a qualified initial public offering, during 2001 ATS expensed all related costs of $663,613.

15. SUBSEQUENT EVENT

On January 6, 2002, the Company entered into an agreement with COGNICASE INC. for all of the issued and outstanding shares of the company. The transaction is subject to shareholder approval.

ATS FINANCIAL STATEMENTS
As at September 30, 2000 and 1999

AUDITORS' REPORT

To the Shareholders of Applied Terravision Systems Inc.:

We have audited the consolidated balance sheets of Applied Terravision Systems Inc. as at September 30, 2000 and 1999, and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed "Deloitte & Touche LLP")
Chartered Accountants
Calgary, Alberta
October 23, 2000

CONSOLIDATED BALANCE SHEETS
As at September 30, 2000 and 1999

	2000 $	1999 $
Assets		
Current		
Cash and cash equivalents	5,242,380	211,171
Accounts receivable	5,456,752	2,959,514
Prepaid expenses and other current assets	652,288	609,885
	11,351,420	3,780,570
Purchased goodwill and other intangibles (Note 5)	7,251,964	7,845,179
Capital assets (Note 6)	4,187,259	2,730,490
Investment tax credits receivable (Note 7)	605,267	605,267
	23,395,910	14,961,506
Liabilities		
Current		
Bank loans payable (Note 8)	-	1,176,839
Accounts payable and accrued liabilities (Note 16)	1,625,335	1,195,215
U.S. income taxes payable	356,800	164,007
Deferred maintenance revenue	1,757,975	1,276,648
Current portion of long-term debt (Note 9)	784,680	464,137
	4,524,790	4,276,846
Long-term debt (Note 9)	961,355	3,536,128
	5,486,145	7,812,974
Shareholders' equity		
Share capital (Note 11)	26,969,704	16,692,656
Warrants (Note 11)	2,305,000	-
Deficit	(11,364,939)	(9,544,124)
	17,909,765	7,148,532
	23,395,910	14,961,506

Approved by the Board

(signed Daryl Gilbert),
Director

(signed David Cornhill),
Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended September 30, 2000 and 1999

	2000 $	1999 $
Revenue		
Implementation services	15,419,675	10,707,006
Software maintenance	8,476,235	7,099,405
Software licenses	3,487,388	4,887,054
Hardware sales	2,508,969	1,456,685
Interest and other	314,346	75,513
	30,206,613	24,225,663
Cost of sales	3,046,955	2,064,800
Gross margin	27,159,658	22,160,863
Expenses		
Client Services	12,031,092	9,821,101
Sales and marketing	2,641,420	2,497,462
Management, finance & accounting	2,274,296	1,679,824
Administration & general	3,591,045	3,025,808
	20,537,853	17,024,195
Operating income before interest, taxes, depreciation, amortization and research and development	6,621,805	5,136,668
Product research and development	5,268,184	3,301,040
Operating income (loss) before depreciation, amortization, interest and taxes	1,353,621	1,835,628
Depreciation and amortization of capital assets	1,231,650	974,226
Amortization of application software	251,144	251,135
Interest	296,694	517,963
	1,779,488	1,743,324
(Loss) income before income taxes & amortization of goodwill	(425,867)	92,304
Provision for U.S. income taxes (Note 12)	483,000	337,950
Loss before amortization of goodwill	(908,867)	(245,646)
Amortization of goodwill	911,948	857,331
Net Loss	(1,820,815)	(1,102,977)
Deficit, beginning of year	(9,544,124)	(8,441,147)
Deficit, end of year	(11,364,939)	(9,544,124)
Loss per share before amortization of goodwill	(0.03)	(0.01)
Loss per share	(0.06)	(0.04)
Weighted average number of shares outstanding (in 000's)	29,736	25,544

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30, 2000 and 1999

	2000 $	1999 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
Operating		
Net loss	(1,820,815)	(1,102,977)
Adjustments for:		
Depreciation and amortization of capital assets	1,231,650	974,226
Amortization of application software	251,144	251,135
Amortization of goodwill	911,948	857,331
(Gain) loss on sale of assets	-	(1,384)
Changes in non-cash working capital		
Accounts receivable	(2,000,798)	1,926,678
Prepaid expenses and other current assets	(21,058)	(171,187)
Accounts payable and accrued liabilities	473,797	(574,760)
U.S. income tax payable	26,793	(201,245)
Deferred maintenance revenue	47,514	(145,316)
	(899,825)	1,812,501
Financing		
Issuance of common shares, net of issue costs (Note 11)	10,277,048	334,216
Issuance of warrants, net of issue costs (Note 11)	2,305,000	-
Repayment of bank loans and long-term debt	(4,893,515)	(1,081,788)
Issuance of bank loans and long-term debt	601,400	-
Repayment of capital leases	(249,958)	(237,740)
Redemption of non-controlling interest (Note 10)	-	(382,800)
	8,039,975	(1,368,112)
Investing		
Acquisition of capital assets	(1,411,420)	(1,086,416)
Proceeds on sale of capital assets	-	10,170
Repayments received on note receivable	-	337,467
Cash outlay for acquisition, net of cash acquired (Note 3)	(680,225)	-
	(2,091,645)	(738,779)
Deferred foreign exchange gain (loss) on long-term debt	(17,296)	16,954
Net increase (decrease) in cash and cash equivalents	5,031,209	(277,436)
Cash and cash equivalents, beginning of year	211,171	488,607
Cash and cash equivalents, end of year	5,242,380	211,171

See Note 15 for supplemental cash flow information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

These consolidated financial statements include Applied Terravision Systems Inc. and its subsidiaries (collectively "the Company").

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses and disclosure of contingencies. Future events could alter such estimates in the near term; in particular, the estimated benefit period for goodwill and other intangibles may vary from the actual benefit period.

For the 1999 fiscal year end, the Company retroactively adopted the provisions of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1540, "Cash Flows Statement", and as such, certain supplemental information relating to cash flow is set out in Note 15. In addition, the Company has adopted on a retroactive basis, the financial statement presentation for amortization of goodwill in accordance with the CICA Exposure Draft on Business Combinations issued in September 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition. The Company recognizes revenue from sale of software licenses as completed products are shipped if collection of the receivable is probable and no significant obligations remain. Implementation services are recorded as the services are rendered. Fees for software maintenance services billed in advance are deferred and recognized in income over the period of the maintenance contract. Hardware revenue is recognized upon shipment.

Capital assets. Capital assets are recorded at cost less related investment tax credits. Provisions for depreciation and amortization are charged to operations based on the estimated useful economic lives of such assets. The rates (50 percent in year of purchase) and methods of depreciation and amortization for the capital assets are as follows:

Furniture and fixtures	20 percent declining-balance
Computer and office equipment	30 percent declining-balance
Computer software	30 percent declining-balance
Leasehold improvements	straight-line over the life of the related lease

Research and development. Expenditures incurred for research and development of the Company's products are expensed as incurred. Development costs are deferred once technical feasibility has been established and all criteria for deferral under Canadian generally accepted accounting principles have been met. Such costs are amortized commencing when the product is released over the expected life of the product. To date, no development costs have met the criteria for deferral. Investment tax credits are applied to reduce research and development expenditures in the year of receipt (see Note 7).

Purchased application software and goodwill. Purchased application software is valued based on an assessment of future cash flows generated from the application software acquired and is amortized over three years. Goodwill is recorded at cost and amortized on a straight-line basis over ten years. The net carrying amount of application software and goodwill is reviewed regularly to determine whether there has been an impairment in value. The review methodology is comprised of an assessment of the continuing contribution of the applications purchased and an assessment of expected future cash flows.

Foreign currency translation. The accounts of the Company's subsidiaries, which are considered integrated, and accounts in foreign currencies have been translated into Canadian dollars using the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at period end. Non-monetary assets are translated at the rates in effect on the dates of the transactions. Revenue and expenses are translated at rates in effect during the year, except for depreciation, which is translated at the same rate as the assets to which they relates. Gains and losses from translation are included in income in the period in which they occur, except for translation gains or losses related to long-term debt, which are deferred and amortized into income over the term of the related debt.

Income taxes. The Company follows the tax deferral method for providing for income taxes. The Company will be required to adopt the new CICA Handbook recommendation Section 3465, "Income Taxes" effective October 1, 2000. No significant adjustments will be required on adoption of the liability method.

Stock options. The Company has a stock option plan as described in note 11. No compensation expense is recognized for the plan when the common shares are issued. Any amounts paid on the exercise of stock options are credited to share capital.

Cash and cash equivalents. Cash and cash equivalents are comprised of highly liquid investments with maturities of three months or less.

Comparative figures. Certain prior year figures have been reclassified to conform with the presentation adopted for the current year.

3. ACQUISITIONS

PetroComp Systems Inc. On December 15, 1999, the Company acquired all the issued and outstanding shares of PetroComp Systems Inc. ("PetroComp"), who provides software to the oil and gas industry. The acquisition has been accounted for using the purchase method and results of operations have been consolidated since December 15, 1999.

The net assets acquired were as follows:	$
Assets acquired:	
Net working capital	356,826
Other current assets	21,344
Capital assets	165,991
Goodwill	569,877
	1,114,038
Liabilities assumed:	
Deferred revenue	433,813
Net assets acquired	680,225
Consideration given:	
Cash	667,350
Acquisition costs incurred	12,875
	680,225

4. FINANCIAL INSTRUMENTS

The Company's financial instruments are included in the consolidated balance sheets and are comprised of cash and cash equivalents, accounts receivable, bank loans payable, accounts payable and accrued liabilities, U.S. income taxes payable and long-term debt. Based upon available market information, the fair values of these financial instruments approximate their carrying amount at September 30, 2000 and 1999. Concentrations of credit risk in accounts receivable are limited due to the large number of customers included in the Company's accounts receivable. The Company's largest customer is a U.S. government agency and as such, credit risk is minimized.

5. PURCHASED GOODWILL AND OTHER INTANGIBLES

Purchased goodwill and other intangibles is comprised of:

	2000	1999
	$	$
Cost, beginning of year	9,326,733	9,326,733
Purchase of PetroComp goodwill (Note 3)	569,877	-
	9,896,610	9,326,733
Less accumulated amortization	2,644,646	1,481,554
Balance, end of year	7,251,964	7,845,179

Unamortized costs related to purchased application software included in the above table amounted to $205,437 as at September 30, 2000 (1999 - $456,581).

6. CAPITAL ASSETS

2000	Cost $	Accumulated Depreciation & Amortization	Net Book Value $
Furniture and fixtures	1,020,012	438,040	581,972
Office equipment	4,402,722	2,562,678	1,840,044
Leasehold improvements	428,490	232,620	195,870
Capital leases	2,163,900	594,527	1,569,373
	8,015,124	3,827,865	4,187,259

1999	Cost $	Accumulated Depreciation & Amortization	Net Book Value $
Furniture and fixtures	655,264	280,063	375,201
Office equipment	3,312,105	1,908,663	1,403,442
Leasehold improvements	332,907	159,604	173,303
Capital leases	1,052,895	274,351	778,544
	5,353,171	2,622,681	2,730,490

7. INVESTMENT TAX CREDITS RECEIVABLE

Government investment tax credits are recorded as a reduction of the related expenses or the cost of the asset acquired. As of June 30, 1996, as a result of the change in interpretation by Canada Customs and Revenue ("CCRA") of the Income Tax Regulations for the determination of investment tax credits in respect to computer software development, the Company will recognize all future claims for investment tax credits when received.

The Company claims research and development deductions and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by CCRA.

Claims for investment tax credits for the years 1986 through 1996 have been assessed as filed. The Company has recorded net claims for investment tax credits for the year ended September 30, 1995 and for the period October 1, 1995 through June 30, 1996 of $387,000 and $218,000 respectively. CCRA is in the process of a project evaluation of the Company's claims for 1994 and 1995 and has advised that it intends to disallow approximately 85 percent of the claimed expenditures for 1994 and 1995 and seek a repayment of approximately $338,000 of the 1994 investment tax credits paid to the Company. In the opinion of management, CCRS's case is without merit, the claims for investment tax credits are in accordance with the regulations and it intends to vigorously defend its claims and has filed an appeal in November 1998. CCRA has not completed its review of the appeal as at September 30, 2000.

8. BANK LOANS PAYABLE

	2000 $	1999 $
Bank loans		
Commercial demand loan, with interest at prime plus 0.5%, payable monthly and secured by a general agreement covering all assets	-	396,839
Commercial revolving loan, due on demand, bearing interest annually at the lender's prime rate plus 1% and secured by a general assignment of book debts	-	780,000
Total bank loans	-	1,176,839

9. LONG-TERM DEBT

	2000 $	1999 $
Loans		
Convertible subordinated loan, due May 31, 2001, with interest at 8%, payable quarterly, convertible at the option of the lender to common shares at a price of $0.75 per share and secured by a charge on the Company's assets	-	500,000
Commercial term loan, denominated in U.S. dollars, due June 1, 2001, with interest at U.S. prime plus 0.75%, principle portion of the monthly installment is $22,222 U.S. and secured by the assets and common shares of Artesia	300,700	-
Promissory note, denominated in U.S. dollars, due November 1, 2001, with interest at 10.25%, repayable in 60 installments of $17,199 U.S. including interest and secured by all assets of Artesia	-	565,979
Loan payable, due December 31, 2000, with interest at prime plus 2%, secured by a subordinated security interest in all the Company's assets	-	1,250,000
Loan payable, due on demand with interest at prime plus 2%, secured by a subordinated security interest in all the Company's assets	-	1,100,000
	300,700	3,415,979
Capital leases		
Computer equipment lease due August 2003, with interest at 12.39%, repayable in 36 monthly installments of $24,215 U.S. including interest	1,048,708	-
Computer equipment lease due March 2003, with interest at 11.86%, repayable in 48 monthly installments of $9,895 U.S. including interest	396,627	500,944
Equipment leases due July 2000, with interest at 13.306%, repayable in 22 monthly installments of $3,893 U.S. including interest	-	48,664
Equipment lease due January 2000, with interest at 10%, repayable in 62 monthly installments of $5,270 U.S. including interest	-	34,678
	1,445,335	584,286
	1,746,035	4,000,265
Less current portion	784,680	464,137
	961,355	3,536,128

In December 1999, the Company obtained a revolving line of credit for $700,000 U.S., bearing interest at U.S. prime plus 0.25 percent and secured by the assets and the common shares of Artesia. At September 30, 2000, no amounts had been drawn down on the line of credit.

The convertible subordinated loan was obtained at an interest rate equal to the prevailing market rate, at the date of issuance, of a similar instrument that did not have a convertible feature. As such, no value was attributed to the equity component of the instrument and the entire $500,000 was reflected as a liability on the consolidated balance sheets. On August 31, 2000, the convertible subordinated debt was converted into 666,667 common shares ($0.75 per share) of the Company.

The loans payable totaling $2,350,000 at September 30, 1999, were due on demand, but the lenders had indicated in writing that they had no intention of requiring principal payments by the Company during the next 12 months, assuming normal operating conditions for both the Company and the lenders. Accordingly, in 1999, these loans were classified as long-term. These loans were subsequently paid in full in February 2000.

As at September 30, 2000, principal repayments required on long-term debt were as follows:

	$
2001	300,700

Interest expense related to long-term debt for the year ended September 30, 2000, was $268,895 (1999 - $498,737).

A minimum capital lease payments for the next three years as at September 30, 2000, were:

	$
2001	615,419
2002	615,419
2003	462,116
	1,692,954

The interest component of the future minimum capital lease payments is $249,619.

Based upon interest rates currently available to the Company for long-term debt with similar terms and maturity, the fair value of long-term debt as at September 30, 2000 and 1999, would approximate their carrying values.

The unrealized foreign exchange gains and losses on long-term debt denominated in U.S. dollars are included in accounts payable and accrued liabilities as set out in Note 16.

10. NON-CONTROLLING INTEREST

During 1999, Artesia redeemed, at par, 25,000 issued and outstanding Class A preferred, 10 percent cumulative, convertible stock at a price of $10 per share plus the outstanding dividends. The redemption of the shares was completed to comply with the purchase agreement between the Company and Artesia, which required the redemption of the preferred shares prior to March 31, 1999.

11. SHARE CAPITAL

Common voting shares

The Company is authorized to issue an unlimited number of common voting shares:

Issued:	Number of Common Shares	Amount $
Balance, September 30, 1998	22,606,977	13,205,609
Issue of shares upon exercise of special warrants	3,774,444	3,152,831
Share issue costs	-	(53,909)
Exercise of options	613,750	388,125
Balance, September 30, 1999	26,995,171	16,692,656
Issue of shares upon exercise of special warrants	3,450,000	7,268,750
Exercise of share purchase warrants	1,887,222	2,264,665
Share issue costs	-	(292,395)
Issue on conversion of debt	666,667	500,000
Exercise of options	835,510	536,028
Balance, September 30, 2000	33,834,569	26,969,704

Special warrants and share purchase warrants:	Number of Warrants	Amount $
Balance, September 30, 1998	5,661,666	3,152,831
Exercise of special warrants	(3,774,444)	(3,152,831)
Balance, September 30, 1999	1,887,222	-
Issue of special warrants, net of issue costs	3,450,000	7,268,750
Issue of share purchase warrants	1,725,000	2,305,000
Exercise of share purchase warrants	(1,887,222)	-
Exercise of special warrants	(3,450,000)	(7,268,750)
Balance, September 30, 2000	1,725,000	2,305,000

Under an agency agreement which closed on February 17, 2000, the Company sold an aggregate of 3,450,000 special warrants at a price of $3.00 per special warrant, for total proceeds of $10,350,000 and net proceeds of $9,281,355 after deducting costs of issue of $1,068,645. The special warrants were qualified on June 6, 2000, and on that date, each special warrant was converted, for no additional consideration, into one common share and one-half of one common share purchase warrant of the company. Each whole common share purchase warrant entitles the holder to acquire one common share at $3.75 per common share before August 17, 2001. As at September 30, 2000, none of the share purchase warrants have been exercise into common shares. For accounting purposes and using the Black Scholes pricing model, each purchase warrant was assigned an attributable value of $1.34 per purchase warrant and the total amount of $2,305,000 has been segregated as part of shareholders' equity.

Between July 23, 1998, and August 19, 1998, the Company sold an aggregate of 3,774,444 special warrants at a price of $0.90 per special warrant, for total proceeds of $3,397,000 and net proceeds of $3,152,831. The special warrants were qualified on January 19, 1999, and on that date, each special warrant was converted, for no additional consideration, into one common share and one-half of one common share purchase warrant of the Company. Each whole common share purchase warrant entitles the holder to acquire one common share at $1.20 per common share before July 23, 2000. For accounting purposes and using the Black Scholes pricing model, no value was attributed to the common share purchase warrants. All the purchase warrants were exercised in the current year.

Stock Options

Under the Company's stock option plan for directors, officers, employees and investor relations, options to purchase 1,760,250 common shares were outstanding as at September 30, 2000 (1999 - 2,068,880). The options are exercisable at prices ranging from $0.60 to $2.31 per share and expire between May 30, 2001, and January 27, 2005.

At September 30, 1998, the Company had an outstanding option to Acumen Capital Finance Partners Limited to purchase up to 420,000 common shares at a price of $0.85 per share exercisable to June 19, 1999. This option expired.

Options reconciliation table:

Options	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30/98	2,680,130	$0.70
Granted	800,000	$0.75
Exercised	(613,750)	$0.63
Forfeited	(797,500)	$0.72
Outstanding at September 30/99	2,068,880	$0.74
Granted	612,500	$1.88
Exercised	(834,310)	$0.64
Forfeited	(86,820)	$1.23
Outstanding at September 30/00	1,760,250	$1.20
Exercisable at end of year	1,760,250	

The following table summarizes information about fixed stock options outstanding at September 30, 2000:

Options Outstanding and Exercisable

Range of Exercise Prices	Number of Outstanding and Exercisable at September 30, 2000	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.60 - $0.75	1,071,050	3.56	$0.69
$0.76 - $1.50	155,200	1.98	$0.85
$2.26 - $3.00	534,000	4.33	$2.31
	1,760,250	3.79	$1.20

12. INCOME TAXES

The provision for income taxes under the deferral method differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate income tax rate to loss before income taxes. The major components of these differences are explained as follows:

	2000 $	1999 $
Loss before income taxes	(1,337,815)	(765,027)
Expected corporate tax rate	44.62%	44.62%
Calculated income tax recovery	(596,933)	(341,355)
Canadian tax losses not recognized	757,398	227,915
Non-deductible amortization	420,335	465,372
Difference in U.S. statutory rate	(76,982)	(34,430)
Other	(20,818)	20,448
Provision for U.S. income taxes	483,000	337,950

The Company was in a loss position for Canadian income tax purposes for all periods presented and no current income taxes are payable.

At September 30, 2000, the Company had non-capital losses of approximately $6,585,000 for Canadian income tax purposes, which are available to reduce taxable income in future years. If not utilized these loses will expire as follows:

	$
2001	723,000
2002	351,000
2003	123,000
2004	745,000
2005	2,840,000
2006	196,000
2007	1,607,000
	6,585,000

The Company has also made scientific research and exploratory development claims in the amount of $5,343,000 for the years from 1994 to 1998. Should these claims be accepted as filed, then approximately $3,795,000 of the non-capital losses will be eligible for indefinite carryforward. No tax benefit has been reflected in the consolidated financial statements for the non-capital losses or the scientific research and exploratory development claims.

13. COMMITMENTS

Future minimum payments, under operating leases (primarily office space) with initial or remaining terms of one year or more, consisted of the following at September 30, for the years ending:

	$
2001	1,780,627
2002	1,794,864
2003	571,651

14. SEGMENTED INFORMATION

As a result of the acquisition of Artesia in 1998, the Company now has significant operations in two geographic locations, Canada and the United States. Summarized financial information is as follows:

Revenue	2000 $	1999 $
Canada	8,823,175	12,141,198
United States	21,383,438	12,084,465
	30,206,613	24,225,663

Sales to one customer in the U.S. in 2000 were $10,312,158 (1999 - $6,653,953), which represents 34.1% (1999 - 27.5%) of total revenue.

Net income (loss)	2000 $	1999 $
Canada	(1,697,441)	(510,792)
United States	(123,374)	(592,185)
	(1,820,815	(1,102,977)

Purchased goodwill and other intangibles and capital assets	2000 $	1999 $
Canada	2,315,329	2,583,814
United States	9,123,894	7,991,855
	11,439,223	10,575,669

Total assets	2000 $	1999 $
Canada	9,330,995	5,376,421
United States	14,064,915	9,585,085
	23,395,910	14,961,506

15. SUPPLEMENT CASH FLOW INFORMATION

	2000 $	1999 $
NON-CASH		
INVESTING ACTIVITIES		
Capital assets acquired under capital lease	1,111,007	559,079
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for U.S. income taxes	132,570	551,260
Cash paid for interest	268,895	517,964

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities relate to the following items.

	2000	1999
	$	$
Trade	1,223,068	762,550
Payroll	101,872	264,021
Deferred foreign currency (loss) gain	(17,296)	16,954
Other	317,691	151,690
Total	1,625,335	1,195,215

17. MERGER AGREEMENT

Under an agreement dated August 16, 2000, subject to regulatory and shareholder approvals and certain conditions under the agreement, the Company agreed to merge with The Petroleum Place, Inc. ("Petroleum Place"), a U.S. corporation. Under the agreement, the shareholders of the Company are to exchange their shares for common shares or exchangeable shares of Petroleum Place with a relative value of Cdn. $3.00 per share.

APPENDIX "F-1"

SIBN FINANCIAL STATEMENTS

170

SIBN Inc.

Interim Consolidated Financial Statements
May 31, 2000

Auditors' Report

To the Shareholder of
SIBN Inc.

We have audited the interim consolidated balance sheet of SIBN Inc. as at May 31, 2000 and the interim consolidated statements of earnings, retained earnings and cash flows for the seven-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these interim consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Montréal
July 12, 2000

SIBN Inc.
Consolidated Earnings

For the seven-month period ended May 31, 2000
(in thousands of dollars)

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
Sales	**57,559**	90,360
Operating expenses	**48,082**	72,154
Earnings after operating expenses	**9,477**	18,206
Administrative expenses	**5,756**	5,265
Marketing expenses	**3,949**	2,714
Amortization of prepaid royalties	**490**	840
Loss on disposal of investments	**1,812**	
	12,007	8,819
Earnings (loss) before the following items	**(2,530)**	9,387
Amortization of goodwill	**(95)**	(13)
Interest in earnings (loss) of companies subject to significant influence	**(334)**	300
Non-controlling interest	**337**	
Earnings (loss) before income taxes	**(2,622)**	9,674
Income taxes		
Current (recovered)	**(1,789)**	2,540
Deferred	**1,140**	977
	(649)	3,517
Net earnings (loss)	**(1,973)**	6,157

The accompanying notes are an integral part of the interim consolidated financial statements.

SIBN Inc.
Consolidated Retained Earnings
For the seven-month period ended May 31, 2000
(in thousands of dollars)

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
Balance, beginning of period	**8,456**	2,299
Net earnings (loss)	**(1,973)**	6,157
Balance, end of period	**6,483**	8,456

The accompanying notes are an integral part of the interim consolidated financial statements.

SIBN Inc.
Consolidated Cash Flows
For the seven-month period ended May 31, 2000
(in thousands of dollars)

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
OPERATING ACTIVITIES		
Net earnings (loss)	**(1,973)**	6,157
Dividends received from a company subject to significant influence		97
Non-cash items		
Non-controlling interest	**(337)**	
Interest in earnings (loss) of companies subject to significant influence	**334**	(300)
Loss on disposal of investments	**1,812**	
Depreciation of fixed assets	**1,219**	1,249
Amortization of prepaid royalties	**490**	840
Amortization of development expenses	**1,074**	661
Amortization of goodwill	**95**	13
Deferred income taxes	**1,140**	977
Changes in working capital items (Note 4)	**(5,285)**	(2,001)
Cash flows from operating activities	**(1,431)**	7,693
INVESTING ACTIVITIES		
Adjustment of non-controlling interest	**52**	
Adjustment of goodwill	**(79)**	
Acquisition of subsidiaries (Note 6)	**(1,574)**	(32)
Share investment in companies subject to significant influence		(2,043)
Share investment in a company	**(600)**	(10,080)
Advance to a company held by same shareholder		(900)
Advance to consortium joint-venturers	**267**	992
Other investments	**257**	(24)
Fixed assets	**(2,244)**	(2,691)
Development expenses	**(1,330)**	(3,111)
Receipt of balance of sale		133
Cash flows from investing activities	**(5,251)**	(17,756)
FINANCING ACTIVITIES		
Bank loans	**(70)**	7
Repayment of long-term debt	**(480)**	(398)
Long-term debt	**445**	
Advance to an affiliated company		1,094
Share issue		17,200
Cash flows from financing activities	**(105)**	17,903
Net increase (decrease) in cash	**(6,787)**	7,840
Cash, beginning of period	**7,474**	(366)
Cash, end of period	**687**	7,474

The accompanying notes are an integral part of the interim consolidated financial statements.

SIBN Inc.
Consolidated Balance Sheet
May 31, 2000
(in thousands of dollars)

	2000-05-31	1999-10-31
	$	$
ASSETS		
Current assets		
Cash	**687**	7,474
Accounts receivable (Note 7)	**26,054**	14,207
Inventories (Note 8)	**731**	208
Income taxes receivable	**3,791**	
Prepaid expenses	**1,132**	352
	32,395	22,241
Investments (Note 9)	**12,142**	19,500
Fixed assets (Note 10)	**6,850**	4,716
Other assets (Note 11)	**14,802**	10,846
	66,189	57,303
LIABILITIES		
Current liabilities		
Bank loans (Note 12)	**1,352**	
Accounts payable (Note 13)	**23,726**	15,968
Deferred income	**945**	962
Income taxes payable		709
Instalments on long-term debt	**1,045**	612
	27,068	18,251
Deferred credits	**31**	
Long-term debt (Note 14)	**1,694**	1,097
Deferred income taxes	**2,620**	1,480
	31,413	20,828
Non-controlling interest	**902**	628
	32,315	21,456
SHAREHOLDER'S EQUITY		
Capital stock (Note 15)	**27,391**	27,391
Retained earnings	**6,483**	8,456
	33,874	35,847
	66,189	57,303

The accompanying notes are an integral part of the interim consolidated financial statements.

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

1 - GOVERNING STATUES AND NATURE OF OPERATIONS

The Company, incorporated under the Canada Business Corporations Act, provides consulting services regarding information systems as well as computer processing outsourcing services.

2 - ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.

The investments in which the Company exercises significant influence, without exceeding a 50% interest, are recorded at the equity value until the date of disposal.

These financial statements include the proportionate share of assets and liabilities, revenue and expenses of a joint venture (consortium) in which the Company holds an interest. This share is recorded using the proportionate consolidation method.

		Share
	2000-05-31	1999-10-31
	%	%
Assets and liabilities	**50**	50
Revenue and expenses	**50**	50

The consortium includes SIBN Inc. and Bell Canada.

Inventories

Inventories are valued at the lower of cost and net realizable value..Cost is determined according to the first in, first out method.

Goodwill

Goodwill represents the excess of the price paid over the value attributed to identifiable net assets obtained on the acquisition of subsidiaries and is amortized according to the straight-line method over a twenty-five-year period until 2025. The Company evaluates goodwill annually to determine whether a write-down should be recorded. For this purpose, the Company compares the results of operation for the year and projected results for future years based on operating budgets to the unamortized cost of goodwill.

SIBN Inc.
Notes to Financial Statements

May 31, 2000

(The amounts in the tables are in thousands of dollars.)

2 - ACCOUNTING POLICIES (Continued)

Depreciation and amortization

Fixed assets are depreciated over their estimated useful lives according to the following methods, annual rates and periods:

	Method	Rate and period
Furniture and fixtures	Diminishing balance	20%
Computer equipment	Straight-line	3 and 5 years
Software	Straight-line	3 years
Research and development equipment	Diminishing balance	30%
Computer equipment under capital lease	Straight-line	3 years
Telephone system	Straight-line	5 years
Leasehold improvements	Straight-line	5 years

Other assets

The development expenses related to the development of a software template are amortized on a straight-line basis over a five-year period until 2004.

The deferred charges included in the development expenses related to payroll application development are amortized on a straight-line basis over a five-year period until 2004.

Prepaid royalties related to software licence usage cover a five-year period and are amortized over a five-year period until 2002.

Scientific research and experimental development expenses

Scientific research and experimental development expenses are expensed in the year incurred.

Deferred credits

The Company has negotiated a lease agreement which includes various incentives which are deferred and amortized on a straight-line basis over the lease term.

Income and work in process

Contract income is recorded under the percentage-of-completion method which includes profits proportionately with the degree of completion of work. Work in process is determined based on the proportion of work completed compared to the total projected cost. Losses are recorded once they can be estimated.

Government assistance

Government assistance in the form of subsidies and tax credits is accounted for when obtained and, in the case of tax credits, when there is reasonable certainty that they will be realized. Government assistance is applied against expenses for the year or capitalized assets.

SIBN Inc.
Notes to Financial Statements

May 31, 2000

(The amounts in the tables are in thousands of dollars.)

3 - INFORMATION INCLUDED IN THE STATEMENT OF EARNINGS

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
Depreciation of fixed assets	**1,219**	1,249
Amortization of development expenses	**1,074**	661
Interest on long-term debt	**103**	112
Interest income	**–**	7

4 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
Accounts receivable	**(4,602)**	1,528
Inventories	**(338)**	56
Prepaid expenses	**(503)**	(251)
Income taxes receivable	**(3,073)**	
Accounts payable	**3,957**	(899)
Deferred income	**(17)**	(1,069)
Income taxes payable	**(709)**	(1,366)
	(5,285)	(2,001)

Cash flows relating to interest and income taxes in respect of operating activities are detailed as follows:

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
Interest paid	**84**	59
Income taxes paid	**2,206**	3,864

5 - ACQUISITION OF A COMPANY UNDER COMMON CONTROL AND CORPORATE REORGANIZATION

On November 1, 1999, the Company acquired from the parent company all of the outstanding shares of SIBN Calculus Inc. for a total consideration of $3,989,952 payable from the issuance of 3,989,952 class "A" common shares. Subsequently, on the same date, the companies merged under the name SIBN Inc. This merger has been accounted for using the continuity of interests method, a method which is similar to the pooling of interests method. Under this method, the various assets and liabilities have been accounted for at the carrying amount of the merged companies.

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

6 - ACQUISITIONS AND DISPOSALS OF ENTERPRISES

On December 14, 1999, the Company acquired control of 9059-9390 Québec Inc., which controls Nova Expertise Solutions Inc., a company operating in computer technology, through the purchase of 2,120,000 outstanding class "A" shares, of which 1,000,000 are held by the parent company, for a total consideration of $2,499,900 in cash and $80,000 in related expenses. This acquisition has been accounted for using the purchase method. As a result of this takeover, the Company holds 60.48% of the class "A" common voting shares. The results of this company have been consolidated from the acquisition date.

On February 14, 2000, the Company acquired control of Acmé Multimédia Inc. for a consideration composed of a new share subscription for $650,000 in cash and $63,000 in related expenses. This acquisition has been accounted for using the purchase method. As a result of this takeover, the Company holds 54.72% of the common voting shares. The results of this company have been consolidated from the acquisition date.

On February 18, 2000, the Company acquired control of Méga-Sciences Inc. for a consideration composed of a new share subscription for $575,000, including $194,913 which had already been paid as advances and $380,087 in cash and $88,000 in related expenses. This acquisition has been accounted for using the purchase method. As a result of this takeover, the Company holds 80% of the class "A" voting shares. The results of this company have been consolidated from the acquisition date.

On April 13, 2000, the Company acquired from the parent company's shareholder class "E" and "F" shares of Calculus 1997 Inc. for a cash consideration of $150. This transaction has been accounted for at the carrying amount. Moreover, on May 31, 2000, the Company acquired control of this same company through the acquisition of 100 class "F" shares. This acquisition has been accounted for using the purchase method. As a result of this takeover, the Company holds 100% of the class "F" voting shares. The results of this company have been consolidated from the acquisition date.

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

6 - ACQUISITIONS AND DISPOSALS OF ENTERPRISES (Continued)

The net assets acquired are detailed as follows:

	Méga-Sciences Inc.	Acmé Multimédia Inc.	Calculus 1997 Inc.	Nova Expertise Solution	Total
	$	$	$	$	$
Current assets	84	575	2,559	1,707	4,925
Accounts receivable	(1,435)	(1,184)	(2,403)	(203)	(5,225)
Working capital (deficiency) assumed	(1,351)	(609)	156	1,504	(300)
Fixed assets	141	200	94	375	810
Balance of sale			62		62
Deferred credits		(31)			(31)
Long-term debt	(292)	(186)		(288)	(766)
Goodwill	1,690	1,197	573	748	4,208
Non-controlling interest				(559)	(559)
	188	571	885	1,780	3,424
Share investment	(100)	(600)	(1,150)		(1,850)
	88	(29)	(265)	1,780	1,574
Cash disbursements		50		1,700	1,750
Cash for related expenses	88	63		80	231
Cash acquired		(142)	(265)		(407)
	88	(29)	(265)	1,780	1,574

On May 31, 2000, the Company disposed of the class "A", "B" and "G" shares which it held in Larochelle-Gratton Inc. for $3,500,000. This amount is receivable in five $700,000 instalments. Subsequently, the $2,800,000 amount receivable was transferred to the parent company. This disposal has been accounted for at the exchange amount which is equivalent to the fair value and is detailed as follows:

	$
Disposal price	3,500,000
Equity value as at May 31, 2000	(5,495,927)
Loss on disposal of investment	(1,995,927)

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

6 - ACQUISITIONS AND DISPOSALS OF ENTERPRISES (Continued)

On May 31, 2000, the Company disposed of the shares of TouchNet Canada Inc. to the parent company for a note receivable bearing interest at a rate equal to the return on the shares for a total amount of $2,000,000 receivable as of May 31, 2001. This disposal has been accounted for at the exchange amount and is detailed as follows:

	$
Disposal price	2,000,000
Equity value as at May 31, 2000	(1,816,531)
Gain on disposal of investment	183,469

7 - ACCOUNTS RECEIVABLE

	2000-05-31	1999-10-31
	$	$
Trade accounts		
Parent company	**7,612**	6,519
Companies held the same shareholder	**405**	1,643
Consortium	**559**	229
Other	**13,271**	5,430
Dividends receivable	**707**	386
Balance of sale receivable on disposal of investment	**3,500**	
	26,054	14,207

8 - INVENTORIES

	2000-05-31	1999-10-31
	$	$
Computer equipment	**546**	82
Work in process	**185**	126
	731	208

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

9 - INVESTMENTS

	2000-05-31	1999-10-31
	$	$
Share investments		
TouchNet Canada Inc., company subject to significant influence		1,930
Larochelle-Gratton Inc., company subject to significant influence		5,716
Technologies Multipart'nr (TMI) Inc., preferred share investment, at cost	**10,080**	10,080
Méga-Sciences Inc., at cost		100
Calculus 1997 Inc., preferred shares investment, at cost		1,150
Note receivable, bearing interest at a rate equal to the return on shares and receivable as of May 31, 2001	**2,000**	
Advances to consortium joint-venturers, without interest or repayment terms		267
Balance of sale receivable, without interest, maturing in 2001	**62**	
Other		257
	12,142	19,500

Subsequent to the disposal of an investment, the Company may receive a conditional consideration based on the future earnings of the disposed investment. The maximum amount of this consideration is about $2,000,000.

The amortization of goodwill included in the value of investments in companies subject to significant influence is $193,106 for the period ended May 31, 2000 ($120,000 as at October 31, 1999).

10 - FIXED ASSETS

		2000-05-31	
	Cost	Accumulated depreciation	Net
	$	$	$
Furniture and fixtures	632	200	432
Computer equipment	5,062	3,348	1,714
Software	3,949	1,142	2,807
Research and development equipment	113	55	58
Leasehold improvements	178	24	154
Telephone system	188	42	146
Computer equipment under a capital lease[(a)]	2,424	885	1,539
	12,546	5,696	6,850

SIBN Inc.
Notes to Financial Statements

May 31, 2000

(The amounts in the tables are in thousands of dollars.)

10 - FIXED ASSETS (Continued)

			1999-10-31
	Cost	Accumulated depreciation	Net
	$	$	$
Furniture and fixtures	162	62	100
Computer equipment	4,988	2,819	2,169
Software	1,991	635	1,356
Leasehold improvements	35		35
Telephone system	92	2	90
Computer equipment under a capital lease	1,127	161	966
	8,395	3,679	4,716

[a] Acquisition of $298,000 ($1,127,000 as at October 31, 1999) during the year for obligations related to leased computer equipment.

11 - OTHER ASSETS

			2000-05-31
	Cost	**Accumulated amortization**	**Net**
	$	**$**	**$**
Development expenses	**10,757**	**4,063**	**6,694**
Prepaid royalties	**4,200**	**2,170**	**2,030**
Goodwill	**6,186**	**108**	**6,078**
	21,143	**6,341**	**14,802**

			1999-10-31
	Cost	Accumulated amortization	Net
	$	$	$
Development expenses	7,236	798	6,438
Prepaid royalties	4,200	1,680	2,520
Goodwill	1,901	13	1,888
	13,337	2,491	10,846

SIBN Inc.
Notes to Financial Statements
May 31, 2000

(The amounts in the tables are in thousands of dollars.)

12 - BANK LOANS

Bank loans of the Company and its subsidiaries are as follows:

	2000-05-31					1999-10-31
	SIBN Inc.	ACME Multimédia Inc.	Nova Expertise Solutions Inc.	Méga-Sciences Inc.	Total	Total
	$	$	$	$	$	$
Bank loan	285 [(a)]	428 [(b)]	487 [(c)]	27	1,227	
Demand loan		125 [(b)]			125	
	285	553	487	27	1,352	–

[(a)] The authorized amount of the SIBN Inc. from its shareholder is $7,000,000, i.e. $6,000,000 without interest for the issue of letters of guarantee and $1,000,000 bearing interest at 2% for tender deposits. Bank loans are payable on demand and are renegociable on June 30, 2000.

[(b)] The bank loans bear interest at prime rate plus 2%. As at May 31, 2000, the prime rate is 7.5%. The demand loan from Business Development Bank of Canada is non-interest bearing.

[(c)] The authorized bank loan is $625,000, is renegotiable annually and bears interest at the prime rate plus 1.75%. The demand loan bears interest at the prime rate plus 2%. As at May 31, 2000, the prime rate is 7.5%. The short and long-term bank loans are secured by a first-ranking movable hypothec of $2,110,000 on the universality of present and future movables, including intangible property.

204

SIBN Inc.
Notes to Financial Statements

May 31, 2000

(The amounts in the tables are in thousands of dollars.)

13 - ACCOUNTS PAYABLE

	2000-05-31	1999-10-31
	$	$
Trade accounts		
Parent company	**4,834**	4,888
Companies held by same shareholder		252
Companies subject to significant influence		118
Other	**6,554**	6,230
Bonus payable	**2,030**	1,397
Accrued liabilities		
Parent company	**3,486**	
Companies held by same shareholder		192
Companies subject to significant influence		471
Other	**6,822**	2,420
	23,726	15,968

14 - LONG-TERM DEBT

	Current portion	2000-05-31	1999-10-31
	$	$	$
Term loan, prime rate plus 2.25%, payable in monthly instalments of $12,700, principal only, maturing in February 2001	**152**	**278**	
Bank loan secured by a first movable hypothec on the universality of all movable, tangible and intangible, present and future property, prime rate plus 4%, payable in monthly instalments of $7,768, principal only, maturing in July 2002	**94**	**221**	
Movable hypothec, prime rate plus 0.5%, secured by the universality of all movable, tangible and intangible, present and future property, payable in monthly instalments of $8,854 as of April 2001, principal only, maturing in March 2005	**18**	**425**	
Bank loan, secured, variable rate, payable in monthly instalments of $813, principal only, maturing in August 2001	**10**	**13**	
Contribution granted by Economic Development Canada, without interest, payable in four equal and consecutive annual instalments starting in November 2004		**100**	
Term loan, prime rate plus 2%, secured by the federal government and by a movable hypothec on equipment, payable in monthly instalments of $933, principal only, maturing in February 2002	**11**	**18**	

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

14 - LONG-TERM DEBT (Continued)

	Current portion	2000-05-31	1999-10-31
	$	$	$
Term loan, prime rate plus 2.5%, secured by the federal government and by a movable hypothec on equipment, payable in monthly instalments of $1,188, principal only, maturing in September 2001	**14**	**18**	
Term loan in connection with a business start-up investment, prime rate plus 1.75%, secured by Investissement Québec and by a movable hypothec on equipment, payable in monthly instalments of $597, principal only, maturing in September 2002	**7**	**17**	
Term loan in connection with a business start-up investment, prime rate plus 1.75%, secured by Investissement Québec and by a movable hypothec on equipment, payable in monthly instalments of $694, principal only, maturing in October 2002	**8**	**19**	
Obligations under leased computer equipment, interest rates varying between 7.5% and 9.9%, payable in monthly instalments varying between $6,484 and $11,130, maturing on various dates until 2002	**731**	**1,630**	1,709
		2,739	1,709
Instalments due within one year	**1,045**	**1,045**	612
		1,694	1,097

The instalments on long-term debt in the next five years are as follows:

	Obligations under capital leases	Other loans
	$	$
2001	847	314
2002	809	269
2003	141	54
2004		18
2005		43
Total minimum lease payments	1,797	
Interest expense included in minimum lease payments	167	
	1,630	

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

15 - CAPITAL STOCK

Authorized
Unlimited number of shares without par value

Class "A" voting and participating common shares

Class "B" non-voting and non-participating shares, redeemable at a price determined by the directors

Class "B", series 1 non-voting and non-participating shares, fixed non-cumulative dividend of 8%, retractable at the fair market value of the consideration received upon issuance

Class "B", series 2 non-voting and non-participating shares, fixed non-cumulative dividend of 8%, redeemable at the fair market value of the consideration received upon issuance

	2000-05-31	1999-10-31
	$	$
Issued and fully paid		
',210,052 class "A" common shares (23,220,100 in 1999)	**27,391**	27,391
700 class "B" series 1 shares	[a]	
	27,391	27,391

[a] On May 24, 2000, the Company issued 700 class "B" series 1 shares in exchange for the rights and economic benefits from an agreement. This transaction was recorded at the carrying amount of $1.

As at November 1, 1999, the Company issued 3,989,952 class "A" common shares for shares of SIBN Calculus Inc.

16 - RELATED PARTY TRANSACTIONS

	2000-05-31 (7 months)	1999-10-31 (12 months)
	$	$
Revenue		
Fees billed to parent company	**35,375**	67,644
Fees billed to companies held by same shareholder	–	–
Fees billed to consortium	–	560
Expenses – parent company		
Salaries and employee benefits	**27,139**	33,021
Rental expenses	**969**	1,436
Direct expenses	**5,212**	9,850
Indirect expenses	**888**	1,312
Other	**451**	687
Expenses – companies subject to significant influence	–	3,783

These transactions were carried out in the normal course of business and are measured at the exchange amount.

SIBN Inc.
Notes to Financial Statements

17 - COMMITMENTS

18 - PARTICIPATION IN THE JOINT VENTURE

	2000-05-31 (7 months)
	$
	3,162
	29
	2,642
	867
	406
	461
	461

19 - SUBSEQUENT EVENTS

SIBN Inc.
Notes to Financial Statements

May 31, 2000

(The amounts in the tables are in thousands of dollars.)

20 - LATENT TAX BENEFITS

Subsidiaries of the Company have sustained unrecorded losses for tax purposes which are available to reduce taxable income in future years. Theses losses are allocated as follows:

Cyberpro Technologies

	Federal	Provincial
	$	$
2003	86,085	86,085
2004	329,152	14,557
2005	696,616	696,616

For tax purposes, the Company deferred research and development expenses amounting to $262,490 for federal purposes and $504,405 for provincial purposes which are available to be deducted in future years.

Moreover, the Company has unused federal research and development tax credits amounting to $898,214 maturing in 2007. The Company has claimed $59,332 as refundable provincial tax research and development tax credits for 1998. These two amounts have not been recorded in the financial statements.

Calculus 1997 Inc.

Loss carry-overs for which the tax benefit has not been recorded amount to $325,513 for provincial purposes and $322,513 for federal purposes. The Company can avail itself of the tax benefit arising from these loss carry-overs until 2004.

The tax benefit has not been recorded.

Nova Expertise Solutions Inc.

The Company has accrued loss carry-overs for federal and provincial purposes amounting to $3,120,000 and $3,413,000 respectively. These losses are available to reduce future taxable income and expire as follows:

	Federal	Provincial
	$	$
2004	2,735,000	2,900,000
2005	385,000	513,000
	3,120,000	3,413,000

SIBN Inc.
Notes to Financial Statements
May 31, 2000
(The amounts in the tables are in thousands of dollars.)

20 - LATENT TAX BENEFITS (Continued)

Méga-Sciences Inc.

Losses for tax purposes which are available to reduce future taxes amount to $1,433,590 for federal purposes and $542,179 for provincial purposes as at December 31, 1999. The Company can avail itself of the tax benefit arising from these loss carry-overs as follows:

	Federal	Provincial
	$	$
2000	53,938	
2001	86,556	
2002	351,387	
2003	349,052	
2004	592,657	542,179
	1,433,590	542,179

SIBN Inc.

Consolidated Financial Statements
October 31, 1999

Auditors' Report

To the Shareholder of
SIBN Inc.

We have audited the consolidated balance sheet of SIBN Inc. as at October 31, 1999 and the consolidated statements of earnings, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Montréal
December 3, 1999

SIBN Inc.
Consolidated Earnings
Year ended October 31, 1999
(In thousands of dollars)

	1999	1998
	$	$
Sales	**85,276**	62,982
Operating expenses	**68,168**	51,140
Earnings after operating expenses	**17,108**	11,842
Administrative expenses	**4,605**	2,633
Marketing expenses	**2,469**	2,099
Amortization of prepaid royalties	**840**	840
	7,914	5,572
Earnings before interest in earnings of companies subject to significant influence	**9,194**	6,270
Interest in earnings of companies subject to significant influence	**300**	(18)
Earnings before income taxes	**9,494**	6,252
Income taxes		
Current	**2,524**	2,219
Deferred	**959**	426
	3,483	2,645
Net earnings	**6,011**	3,607

The accompanying notes are an integral part of the consolidated financial statements.

SIBN Inc.
Consolidated Retained Earnings

Year ended October 31, 1999
(In thousands of dollars)

	1999	1998
	$	$
Balance, beginning of year	**3,754**	147
Net earnings	**6,011**	3,607
Balance, end of year	**9,765**	3,754

The accompanying notes are an integral part of the consolidated financial statements.

SIBN Inc.
Consolidated Cash Flows

Year ended October 31, 1999
(In thousands of dollars)

	1999	1998
	$	$
OPERATING ACTIVITIES		
Net earnings	**6,011**	3,607
Dividends received from a company subject to significant influence	**97**	
Non-cash items		
Interest in earnings of companies subject to significant influence	**(300)**	18
Depreciation of fixed assets	**643**	169
Amortization of development expenses	**430**	
Amortization of prepaid royalties	**840**	840
Amortization of goodwill	**13**	
Deferred income taxes	**959**	426
Changes in working capital items (Note 4)	**(2,393)**	3,991
Cash flows from operating activities	**6,300**	9,051
INVESTING ACTIVITIES		
Acquisition of a subsidiary (Note 5)	**(32)**	
Share investment of companies subject to significant influence	**(2,043)**	(5,805)
Preferred share investment	**(10,080)**	(100)
Advance to a company held by same shareholder	**(900)**	(200)
Advances to consortium joint-venturers	**992**	(1,259)
Other investments	**(24)**	(100)
Fixed assets	**(1,042)**	(732)
Development expenses	**(2,485)**	(3,211)
Prepaid royalties		(4,200)
Cash flows from investing activities	**(15,614)**	(15,607)
FINANCING ACTIVITIES		
Repayment of long-term debt	**(145)**	
Share issue	**17,200**	6,000
Cash flows from financing activities	**17,055**	6,000
Net increase (decrease) in cash	**7,741**	(556)
Cash (bank overdraft), beginning of year	**(553)**	3
Cash (bank overdraft), end of year	**7,188**	(553)

The accompanying notes are an integral part of the consolidated financial statements.

SIBN Inc.
Consolidated Balance Sheet
October 31, 1999
(In thousands of dollars)

	1999	1998
	$	$
ASSETS		
Current assets		
Cash	**7,188**	
Accounts receivable (Note 7)	**12,673**	14,092
Prepaid expenses	**101**	
	19,962	14,092
Investments (Note 8)	**19,317**	7,446
Fixed assets (Note 9)	**2,257**	668
Other assets (Note 10)	**9,674**	6,571
	51,210	28,777
LIABILITIES		
Current liabilities		
Bank overdraft (Note 11)		553
Accounts payable (Note 12)	**13,763**	14,343
Deferred income	**486**	1,338
Income taxes payable	**750**	2,116
Instalments on long-term debt	**322**	
	15,321	18,350
Long-term debt (Note 13)	**664**	
Deferred income taxes	**1,431**	472
Non-controlling interest (Note 5)	**628**	
	18,044	18,822
SHAREHOLDER'S EQUITY		
Capital stock (Note 14)	**23,401**	6,201
Retained earnings	**9,765**	3,754
	33,166	9,955
	51,210	28,777

The accompanying notes are an integral part of the consolidated financial statements.

SIBN Inc.
Notes to Consolidated Financial Statements

October 31, 1999

(The amounts in tables are in thousands of dollars.)

1 - GOVERNING STATUES AND NATURE OF OPERATIONS

The Company, incorporated under the Canada Business Corporations Act, provides consulting services regarding information systems as well as computer processing outsourcing services.

2 - ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary.

The investments in which the Company exercises significant influence, without exceeding a 50% interest, are recorded at the equity value.

The financial statements include the proportionate share of assets and liabilities, revenue and expenses of a joint venture (consortium) in which the Company holds an interest. This share is recorded using the proportionate consolidation method.

		Share
	1999	1998
	%	%
Assets and liabilities	**50**	33
Revenue and expenses	**50**	33

The consortium includes SIBN Inc. and Bell Canada (and the Confédération des caisses populaires et d'économie Desjardins du Québec in 1998).

Goodwill

Goodwill represents the excess of the price paid over the value attributed to identifiable net assets obtained on the acquisition of the subsidiary.

Depreciation and amortization

Fixed assets are depreciated over their estimated useful lives according to the following methods, annual rate and periods:

	Methods	Rate and periods
Computer equipment	Straight-line	3 years
Software	Straight-line	2 and 3 years
Furniture and fixtures	Diminishing balance	20%

Goodwill is amortized on a straight-line basis over a 25-year period.

SIBN Inc.
Notes to Consolidated Financial Statements
October 31, 1999
(The amounts in tables are in thousands of dollars.)

2 - ACCOUNTING POLICIES (Continued)

Other assets

The development expenses related to the development of a software template are amortized on a straight-line basis over a five-year period until 2004.

The deferred charges included in the development expenses related to payroll application development will be amortized starting in 2000.

Prepaid royalties related to software licence usage cover a five-year period and are amortized over a five-year period until 2002.

3 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

	1999	1998
	$	$
Amortization of goodwill	**13**	–
Depreciation of fixed assets	**643**	169
Amortization of development expenses	**430**	–
Amortization of prepaid royalties	**840**	840
Interest on long-term debt	**45**	–
Dividend income of companies subject to significant influence	**483**	–

4 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	1999	1998
	$	$
Accounts receivable	**1,854**	(9,046)
Prepaid expenses	**(88)**	
Accounts payable	**(1,941)**	9,634
Deferred income	**(852)**	1,338
Income taxes payable	**(1,366)**	2,065
	(2,393)	3,991

Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	1999	1998
	$	$
Interest received	**6,807**	2,431
Interest paid	**59**	–
Income taxes paid	**3,890**	154

SIBN Inc.
Notes to Consolidated Financial Statements

October 31, 1999

(The amounts in tables are in thousands of dollars.)

5 - ACQUISITION OF A SUBSIDIARY

On September 3, 1999, the Company acquired control of Cyberpro Technologies Inc. by subscribing to new shares for $2,500,000 in cash and $51,000 of related expenses. This acquisition was recorded using the purchase method. Following the takeover, the Company holds 50.92% of common voting shares. The Company's earnings are consolidated from the acquisition date.

The net acquired assets are detailed as follows:

	$
Accounts receivable	49
Prepaid expenses	12
Accounts payable	(1,361)
Working capital deficiency assumed	(1,300)
Fixed assets	59
Goodwill	1,901
Non-controlling interest	(628)
	32
Cash for related expenses	51
Cash acquired	(19)
	32

6 - ACQUISITION OF AN ADDITIONAL INTEREST IN THE CONSORTIUM

On November 1, 1998, the Confédération des caisses populaires et d'économie Desjardins du Québec left the consortium but retained 33.33% of the earnings from stage 1, phase 1. Accordingly, the Company acquired an additional interest of 17% in the consortium.

The net assets acquired are detailed as follows:

	$
Accounts receivable	436
Contribution receivable from managing partners	209
Prepaid expenses	1
Fixed assets	32
	678
Accrued liabilities	35
Accounts payable	643
	678
	–

SIBN Inc.
Notes to Consolidated Financial Statements
October 31, 1999
(The amounts in tables are in thousands of dollars.)

7 - ACCOUNTS RECEIVABLE

	1999	1998
	$	$
Trade accounts		
Parent company	**6,519**	7,962
Companies held by same shareholder	**1,643**	3,702
Consortium	**229**	26
Other	**3,896**	2,402
Dividends receivable from a company subject to significant influence	**386**	
	12,673	14,092

8 - INVESTMENTS

	1999	1998
	$	$
Share investments		
TouchNet Canada Inc., company subject to significant influence, at equity value, representing 46.03% of voting rights[(a)]	**1,930**	
Larochelle-Gratton Inc., company subject to significant influence, at equity value, representing 25.34% of voting rights[(b)]	**5,716**	5,787
Technologies Multipart'nr (TMI) Inc., preferred share investment, at cost	**10,080**	
Méga-Science Inc., at cost, representing 1.3% of voting rights	**100**	100
Advance to a company held by same shareholder, without interest or repayment terms	**1,100**	200
Advances to consortium joint-venturers, without interest or repayment terms	**267**	1,259
Other[(c)]	**124**	100
	19,317	7,446

(a) The equity value includes goodwill of $1,324,154 representing the excess of the cost of the shares over the value attributed to the identifiable net assets of the company subject to significant influence at the acquisition date, which is amortized on a straight-line basis over a 25-year period until 2024.

(b) The equity value includes goodwill of $3,199,432 representing the excess costs of the shares over the value attributed to the identifiable net assets of the company subject to significant influence at the acquisition date, which is amortized on a straight-line basis over a 25-year period until 2023.

SIBN Inc.
Notes to Consolidated Financial Statements
October 31, 1999
(The amounts in tables are in thousands of dollars.)

8 - INVESTMENTS (Continued)

[c] Subsequent to the disposal of an investment, the Company may receive a conditional consideration based on the future earnings of the disposed investment. The maximum amount of this consideration is about $2,000,000.

The amortization of goodwill amounts to $120,057 for the year ended October 31, 1999 ($74,326 in 1998).

9 - FIXED ASSETS

			1999
	Cost	**Accumulated deprecation**	**Net**
	$	**$**	**$**
Computer equipment	**405**	**135**	**270**
Software	**1,477**	**545**	**932**
Furniture and fixtures	**113**	**24**	**89**
Computer equipment under capital leases[a]	**1,127**	**161**	**966**
	3,122	**865**	**2,257**

			1998
	Cost	Accumulated depreciation	Net
	$	$	$
Computer equipment	74	30	44
Software	772	148	624
	846	178	668

[a] Acquired during the year in consideration for obligations relating to leased computer equipment.

10 - OTHER ASSETS

			1999
	Cost	**Accumulated amortization**	**Net**
	$	**$**	**$**
Development expenses	**5,696**	**430**	**5,266**
Prepaid royalties	**4,200**	**1,680**	**2,520**
Goodwill	**1,901**	**13**	**1,888**
	11,797	**2,123**	**9,674**

SIBN Inc.
Notes to Consolidated Financial Statements

October 31, 1999

(The amounts in tables are in thousands of dollars.)

10 - OTHER ASSETS (Continued)

			1998
	Cost	Accumulated amortization	Net
	$	$	$
Development expenses	3,211		3,211
Prepaid royalties	4,200	840	3,360
	7,411	840	6,571

11 - BANK LOAN

The authorized amount of the Company's bank loans from its shareholder is $7,000,000, $6,000,000 without interest for the issue of letters of guarantee and $1,000,000 bearing interest at 2% for tender deposits. Bank loans are payable on demand and are renegotiable on February 28, 2000.

12 - ACCOUNTS PAYABLE

	1999	1998
	$	$
Trade accounts payable		
Parent company	**4,888**	4,659
Companies held by same shareholder	**252**	819
Companies subject to significant influence	**118**	
Other	**4,174**	2,534
Bonus payable	**1,248**	994
Accrued liabilities		
Companies held by same shareholder	**192**	
Companies subject to significant influence	**471**	
Other	**2,420**	5,337
	13,763	14,343

SIBN Inc.
Notes to Consolidated Financial Statements

October 31, 1999

(The amounts in tables are in thousands of dollars.)

10 - OTHER ASSETS (Continued)

	1998		
	Cost	Accumulated amortization	Net
	$	$	$
Development expenses	3,211		3,211
Prepaid royalties	4,200	840	3,360
	7,411	840	6,571

11 - BANK LOAN

The authorized amount of the Company's bank loans from its shareholder is $7,000,000, $6,000,000 without interest for the issue of letters of guarantee and $1,000,000 bearing interest at 2% for tender deposits. Bank loans are payable on demand and are renegotiable on February 28, 2000.

12 - ACCOUNTS PAYABLE

	1999	1998
	$	$
Trade accounts payable		
Parent company	**4,888**	4,659
Companies held by same shareholder	**252**	819
Companies subject to significant influence	**118**	
Other	**4,174**	2,534
Bonus payable	**1,248**	994
Accrued liabilities		
Companies held by same shareholder	**192**	
Companies subject to significant influence	**471**	
Other	**2,420**	5,337
	13,763	14,343

SIBN Inc.
Notes to Consolidated Financial Statements
October 31, 1999
(The amounts in tables are in thousands of dollars.)

14 - CAPITAL STOCK (Continued)

During the year, the Company issued 17,200,000 class "A" common shares for a cash consideration of $17,200,000.

15 - RELATED PARTY TRANSACTIONS

	1999 $	1998 $
Revenue		
Fees billed to parent company	**65,017**	49,906
Fees billed to companies held by same shareholder	**3,016**	4,618
Fees billed to consortium	**560**	–
Expenses – parent company		
Salaries and employee benefits	**32,970**	23,040
Rental expenses	**1,424**	453
Direct expenses	**7,117**	9,083
Indirect expenses	**1,312**	1,866
Other	**589**	672
Expenses – companies subject to significant influence	**3,783**	963
Expenses – companies held by same shareholder	**998**	386
Acquisition of fixed assets	**254**	54
Computer equipment rental	**444**	57
Professional fees	**184**	198
Advertising	**7**	32

These transactions were carried out in the normal course of business and are measured at the exchange amount.

16 - COMMITMENT

The Company has agreed to pay a maximum amount of $1,040,072 in royalties until June 6, 2003 to the Confédération des caisses populaires et d'économie Desjardins du Québec following the latter's withdrawal from the joint venture. As at October 31, 1999, the royalties paid in this regard amount to $255,152.

SIBN Inc.
Notes to Consolidated Financial Statements
October 31, 1999
(The amounts in tables are in thousands of dollars.)

17 - PARTICIPATION IN THE JOINT VENTURE

The Company holds the following proportionate share of the assets, liabilities, earnings and cash resources relating to its interest in the joint venture:

	1999	1998
	$	$
Current assets	**2,529**	1,194
Long-term assets	**46**	64
Current liabilities	**2,079**	819
Sales	**1,097**	494
Operating expenses	**878**	922
Net earnings (loss)	**219**	(428)

18 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19 - SUBSEQUENT EVENTS

On November 1, 1999, the Company acquired all the voting shares of SIBN Calculus Inc. from the parent company in exchange for 3,989,952 class "A" common shares valued at $3,898,952. This transaction was measured at the carrying amount. Subsequently, the Company merged with its new subsidiary, SIBN Calculus Inc.

6

APPENDIX "G"
PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of **COGNICASE** INC.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of COGNICASE INC. as at September 30, 2001 and the unaudited pro forma consolidated statement of earnings (loss) for the year ended September 30, 2001, which have been prepared for inclusion in the information circular and proxy statement relating to the proposed amalgamation of Applied Terravision Systems Inc. and Cognicase Acquisition II Corp., a wholly-owned subsidiary of COGNICASE INC. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings (loss) have been properly compiled to give effect to the proposed transaction and the assumptions described in the accompanying notes thereto.

[signed] PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Quebec
February 6, 2002

COGNICASE INC.
Pro Forma Consolidated Balance Sheet
As at September 30, 2001
(Unaudited - See compilation report)
(in thousands of Canadian dollars)

Pro Forma Consolidated Balance Sheet

The following pro forma balance sheet of COGNICASE INC. as at September 30, 2001, illustrates on a pro forma basis the effects of certain transactions more fully described elsewhere herein and gives effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

	COGNICASE INC. Consolidated September 30, 2001	Applied Terravision Systems Inc. Consolidated September 30, 2001	Pro Forma adjustments	Note	Pro Forma Consolidated September 30, 2001
ASSETS					
Current Assets					
Cash and cash equivalents	38,227	1,126	(14,789)	3 a)	24,564
Temporary investments	10,093	-			10,093
Accounts receivable	110,655	6,844			117,499
Work in progress	14,481	-			14,481
Income taxes recoverable	15,076	-			15,076
Prepaid expenses	3,780	674			4,454
	192,312	8,644			186,167
Capital assets	42,698	4,882			47,580
Future income taxes	18,520	100			18,620
Investments	1,701	-			1,701
Goodwill	425,754	16,464	40,859	3 a)	483,077
Other assets	3,303	209			3,512
	684,288	30,299			740,657
LIABILITIES					
Current liabilities					
Bank advances	1,887	1,573			3,460
Accounts payable and accrued liabilities	79,022	1,908			80,930
Deferred revenue	8,419	2,314			10,733
Future income taxes	1,432	-			1,432
Current portion of long-term debt	4,747	1,546			6,293
	95,507	7,341			102,848
Long-term debt	6,587	2,310			8,897
Non-controlling interests	426	-			426
	102,520	9,651			112,171
SHAREHOLDERS' EQUITY	581,768	20,648	26,070	3 a)	628,486
	684,288	30,299			740,657

COGNICASE INC.
Pro Forma Consolidated Statement of Earnings (Loss)
For the year ended September 30, 2001
(Unaudited - See compilation report)
(in thousands of Canadian dollars, except share and per share data)

Pro Forma Consolidated Statement of Earnings (Loss)

The following pro forma statement of earnings (loss) of COGNICASE INC. for the year ended September 30, 2001, illustrates on a pro forma basis the effects of certain transactions more fully described elsewhere herein and gives effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

	COGNICASE INC. Consolidated Year Ended September 30, 2001	Applied Terravision Systems Inc. Consolidated Year Ended September 30, 2001	Pro Forma adjustments	Note	Pro Forma Consolidated Year Ended September 30, 2001
Revenues	405,512	36,876			442,388
Operating Expenses					
Cost of revenues	280,986	17,585			298,571
Selling and administrative expenses	85,536	11,443			96,979
Research and development - net of tax credits	13,231	5,538			18,769
	379,753	34,566			414,319
Earnings from operations before the undernoted	25,759	2,310			28,069
Financial expenses	791	253			1,044
Gain on foreign exchange	(572)	-			(572)
Other expenses	34	664			698
Amortization of capital and other assets	11,226	2,237			13,463
Write-off of investments and other assets	18,406	-			18,406
	29,885	3,154			33,039
Loss before income taxes and amortization of goodwill	(4,126)	(844)			(4,970)
Provision for (recovery of) income taxes	(2,072)	465			(1,607)
Loss before amortization of goodwill	(2,054)	(1,309)			(3,363)
Amortization of goodwill (net of future income taxes of $668)	29,257	1,259	(1,259)	3 a)	29,257
Net Loss	(31,311)	(2,568)			(32,620)
Loss per share					
Loss before amortization of goodwill, basic and diluted	(0.07)				(0.10)
Net loss, basic and diluted	(1.03)				(0.93)
Weighted average number of shares outstanding					
Basic	30,310,970		4,625,588		34,936,558

COGNICASE INC.
Notes to Pro Forma Consolidated Financial Statements
September 30, 2001
(Unaudited - See compilation report)
(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

Change in reporting currency

The financial statements of COGNICASE INC. ("COGNICASE") were presented in U.S. dollars up to December 31, 2000. Effective January 1, 2001, the Canadian dollar has been adopted as the reporting currency. The functional currency of the company and each of its subsidiaries continues to be the local currency. The financial statements for all periods prior to January 1, 2001 are presented in Canadian dollars in accordance with a translation of convenience method using the representative exchange rate at December 31, 2000 of CA$1.00 = US$0.6676. The translated amount for non-monetary items at December 31, 2000 became the historical basis for subsequent periods.

1. **Basis of presentation**

The accompanying unaudited pro forma consolidated financial statements of COGNICASE as at, and for the year ended September 30, 2001 have been prepared by management. The pro forma financial statements have been prepared from the audited consolidated financial statements of COGNICASE and ATS as at, and for the year ended, September 30, 2001. In the opinion of the management, these pro forma financial statements include all adjustments necessary for their fair presentation in accordance with Canadian generally accepted accounting principles..

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of COGNICASE which would have actually resulted had the proposed transaction described in note 3 below been effected on such dates or the results of operations to be expected in future periods.

The unaudited pro forma consolidated financial statements should be read in conjunction with the Information Circular accompanying the Proxy statement with respect to the amalgamation of ATS and Acquisitionco proposed by ATS to its shareholders, dated February 8, 2002, and the audited financial statements, including the accompanying notes, referred to above.

2. **Proposed transaction and pro forma assumptions**

The pro forma consolidated balance sheet gives effect to the following proposed transaction and related assumptions as if they had occurred on September 30, 2001. The pro forma consolidated statement of earnings (loss) gives effect to the proposed transaction and related assumptions as if they had occurred on October 1, 2000.

(a) Amalgamation of ATS and goodwill amortization

On February 8, 2002 an Amalgamation Agreement was entered into by COGNICASE, Applied Terravision Systems Inc. ("ATS") and Cognicase Acquisition II Corp. ("Acquisitionco"). Pursuant to the Amalgamation Agreement, ATS and Acquisitionco will amalgamate on or around March 15, 2002 and continue under the name "Applied Terravision Systems Inc." ("Amalco") which will be a wholly-owned subsidiary of COGNICASE.

COGNICASE INC.
Notes to Pro Forma Consolidated Financial Statements
September 30, 2001
(Unaudited - See compilation report)
(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

3. **Proposed transaction and pro forma assumptions** (continued)

The transaction consists of the acquisition of all of the 39,412,462 ATS shares currently outstanding and all of the 6,693,705 ATS shares which may be issued by ATS pursuant to the exercise of currently outstanding ATS special warrants, share purchase warrants or stock options, at a purchase price to be payable, upon election of the shareholders, for each ATS share of either (a) one preferred share of Amalco and 0.105 share of COGNICASE; or (b) 0.147574 share of COGNICASE. Each outstanding preferred share will then be redeemed and cancelled for $0.43. For purposes of the pro forma financial statements, the acquisition has been accounted for using the purchase method. The purchase price has been allocated, effective September 30, 2001, as follows:

		($in thousands)
Purchase Price:		
	Cash	18,943
	4,625,588 common shares issued at a price of 10.10 $ per share	46,718
		65,661
Net identifiable assets acquired		8,338
Goodwill		57,323
		65,661

After completing its final review, COGNICASE may revise the above purchase price allocation to reflect the fair value of acquired intangible assets, if any. Since, for the purposes of these pro forma consolidated financial statements, the above noted purchase price allocation has been prepared as of September 30, 2001, the resulting goodwill has not been amortized. However, any goodwill and indefinite life intangible assets acquired in this transaction will be subject to the impairment testing as described in the notes to the consolidated financial statements of COGNICASE for the year ended September 30, 2001. Furthermore, the above purchase price does not reflect associated transaction or restructuring costs, if any, since such costs cannot be reasonably estimated. In addition, the purchase price allocation assumes the following:

(i) None of ATS' shareholders will exercise their right of dissent;

(ii) ATS' shareholders will elect to receive the maximum number of preferred shares described above;

(iii) Prior to the transaction, all of the 3,000,000 ATS share purchase warrants will be exercised for a total consideration of $2,800,000; and

COGNICASE INC.
Notes to Pro Forma Consolidated Financial Statements
September 30, 2001
(Unaudited - See compilation report)
(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

3. **Proposed transaction and pro forma assumptions** (continued)

(iv) Prior to the transaction, 1,640,755 ATS stock options will be exercised for a total consideration of $1,353,763.

(b) Loss per share

The basic weighted average number of shares outstanding has been adjusted to reflect the issuance of the 4,625,588 common shares as if such issuance had occurred on October 1, 2000. Basic and diluted loss per share figures have been adjusted accordingly.

Offices of the Depositary, Computershare Trust Company of Canada

By Mail, Hand or Courier or Facsimile Transmission

Toronto

Stock Transfer Services
100 University Avenue
11th Floor
Toronto, Ontario
M5J 2Y1

Tel: (416) 981-9633 or
1-800-783-9495
Fax: (416) 981-9507

Calgary

Stock Transfer Services
600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Tel: (403) 267-6555 or
1-888-267-6555
Fax: (403) 266-1490

Any questions and requests for assistance may be directed by ATS Shareholders to the Depositary at its telephone numbers and locations set out above.

EXHIBIT NO. 2

FORM OF PROXY

APPLIED TERRAVISION SYSTEMS INC.

Instrument of Proxy

For Special Meeting of Shareholders

The undersigned shareholder of Applied Terravision Systems Inc. (the "Corporation") hereby appoints Robert W. Tretiak, the President and Chief Executive Officer of the Corporation, or failing him, Warren F. E. Coles, the Chief Financial Officer of the Corporation, or instead of either of the foregoing, ______________ ________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Corporation (the "Meeting"), to be held on March 14, 2002 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ or **AGAINST** ☐ (or if no choice is specified, **FOR**) the approval of the special resolution, the full text of which is set forth in Appendix "D" to the accompanying information circular dated February 8, 2002 (the "Information Circular") to approve the amalgamation of COGNICASE Acquisition II Corp. and the Corporation pursuant to section 181 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular; and

2. At the discretion of the said proxyholders, upon any amendment or variation of the above matter or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxy's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matter, will be voted as directed above or, if no direction is given, will be voted in favour of the above matter.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this __________ day of ________________________, 2002.

____
(signature of shareholder)

____
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the registrar and transfer agent, Computershare Trust Company of Canada, Western Gas Tower, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Proxy Department, prior to 4:30 p.m. (Calgary time) on March 12, 2002, or if the Meeting is adjourned or postponed, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

EXHIBIT NO. 3

TRANSMITTAL AND ELECTION FORM

TRANSMITTAL AND ELECTION FORM

Please Review the Instructions Before Completing this Transmittal and Election Form

This Transmittal and Election Form (the "Form") is for use by holders ("Shareholders") of common shares ("ATS Shares") of Applied Terravision Systems Inc. ("ATS") in connection with a proposed amalgamation (the "Amalgamation") as set forth in the amalgamation agreement between ATS, COGNICASE Acquisition II Corp. ("COGNICASE AcquisitionCo") and COGNICASE INC. ("COGNICASE") which is being submitted for approval at the special meeting (the "Meeting") of Shareholders of ATS to be held on March 14, 2002. Shareholders are referred to the information circular and proxy statement (the "Information Circular") dated February 8, 2002 which accompanies this Form.

It is recommended that the certificate(s) for all ATS Shares which are subject to this election accompany the delivery of this Form to Computershare Trust Company of Canada (the "Depositary") in accordance with the instructions set forth below. **No cheques or certificates in satisfaction of the COGNICASE Share Payment or the Mixed Share Payment, each as hereinafter defined, will be sent to a Shareholder unless share certificates representing ATS Shares subject to this election have been delivered.**

Please read the Information Circular (including, in particular, the recommendations of the Board of Directors of ATS set forth therein) and the attached instructions carefully before completing this Form. Capitalized terms not otherwise defined in this Form have the meaning ascribed to them in the Information Circular. In the event of any contradiction between this Form and the Information Circular, the Information Circular shall govern.

This Form must be duly completed, signed and returned not later than 4:30 p.m. (Calgary time) on March 12, 2002 to the Depositary at one of the offices specified on the last page hereof.

The effective date of the Amalgamation is anticipated to be March 15, 2002. If ATS has not received a duly completed election in respect of any ATS Shares at or prior to 4:30 p.m. (Calgary time) on March 12, 2002, each holder of such ATS Shares will, upon the Amalgamation, be deemed to have elected to receive the COGNICASE Share Payment, as hereinafter defined. If the Amalgamation does not proceed, this Form will be of no effect and ATS will return all deposited certificates representing ATS Shares to the registered holders thereof as soon as possible.

TO: ATS and COGNICASE AcquisitionCo

AND TO: The Depositary

The undersigned, by execution of this Transmittal and Election Form, hereby represents and warrants that: (i) the undersigned is the owner of the ATS Shares represented by the share certificates indicated in the table below; (ii) such shares are owned by the undersigned, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to make this election; and (iv) unless the undersigned shall have revoked this election by notice in writing given to ATS not later than 4:30 p.m. (Calgary time) on March 12, 2002, the undersigned will not, prior to such time, transfer or permit to be transferred any of such ATS Shares.

Certificate Number	Name of Registered Holder	Number of Common Shares

Note: If space insufficient, please attach a list in the above form.

THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF ATS RELATING TO THE PROPOSED AMALGAMATION, THE FULL TEXT OF WHICH IS SET OUT IN THE INFORMATION CIRCULAR. The Board of Directors of ATS has not made any recommendation as to whether the Shareholders should elect to receive the COGNICASE Share Payment or the Mixed Share Payment.

ELECTION

The undersigned hereby makes the following election in respect of the ATS Shares owned by the undersigned and identified above.

Effective upon the Amalgamation, each issued and outstanding ATS Share owned by the undersigned shall be converted to Amalco Preferred Shares or COGNICASE Shares and the undesigned elects to receive from Amalco or COGNICASE either:

☐ Option A - 0.105 of a COGNICASE common share issued directly from COGNICASE ("COGNICASE Share") plus one Amalco Preferred Share redeemable for Cdn. $0.43 in cash (the "Amalco Share Payment") for each ATS Share owned (together, the "Mixed Share Payment"); or

☐ Option B - 0.147574 of a COGNICASE Share for each ATS Share owned (the "COGNICASE Share Payment"), subject to possible adjustments described in the Information Circular; or

☐ Option C - The Mixed Share Payment in respect of ________________ (insert number) ATS Shares and the COGNICASE Share Payment in respect of ________________ (insert number) ATS Shares. (If Option C is selected the total number of ATS Shares specified should equal the number of ATS Shares listed on the face page of this Form.)

Please Complete the Boxes

Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive the COGNICASE Share Payment for all of their ATS Shares with respect to which the election is not properly made pursuant to the Amalgamation. The election may have material income tax consequences and, as a result, Shareholders are urged to consult their tax advisors as to their election.

Unless otherwise indicated under Special Payment and Delivery Instructions on page 6 hereof(in which case payment or delivery should be made in accordance with those instructions), the certificate(s) for the COGNICASE Shares and any cheque(s) for the Amalco Share Payment shall be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on ATS' share register). If the Amalgamation is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BLOCK A
SPECIAL PAYMENT INSTRUCTIONS

To be completed only if the certificate(s) for the COGNICASE Shares and/or cheque for the Amalco Share Payment are NOT to be issued in the name of the undersigned.

In the Name of ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

BLOCK B
SPECIAL DELIVERY INSTRUCTIONS

To be completed only if the certificate(s) for the COGNICASE Shares and/or cheque for the Amalco Share Payment are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of ______________________
(please print)

Address: ______________________

____

____
(include postal or zip code)

BLOCK C

U.S. residents/citizens must provide their Taxpayer Identification Number

____

BLOCK D
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the COGNICASE Shares and/or cheque(s) for the Amalco Share Payment are to be held for pick-up at the Office of the Depositary at which this Form is deposited.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Le soussigne atteste avoir exigé que la lettre d'acception soit rédigée en langue anglaise. The undersigned acknowledges having required that this Letter of Acceptance be drafted in the English language.

Signature guaranteed by
(if required under Instruction 6):

Dated: ______________________, 2002.

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____

____
Signature of Shareholder or Authorized Representative (see Instruction 5)

____
Name of Shareholder (please print or type)

____
(Name of Authorized Representative, if applicable) (please print or type)

____
Address of Shareholder (please print or type)

____

____
Daytime Telephone Number of Shareholder

EVERY DEPOSITING SHAREHOLDER MUST COMPLETE AND EXECUTE THE ABOVE, INCLUDING WHERE REQUIRED, THE SIGNATURE GUARANTEE INFORMATION.

INSTRUCTIONS

1. Elections

To receive the COGNICASE Share Payment or the Mixed Share Payment, Shareholders must deposit with the Depositary (at the address specified on the last page hereof) on or before 4:30 p.m. (Calgary time) on March 12, 2002, or if the Meeting is adjourned, such time on the second day immediately prior to the date of that adjourned Meeting (the "Election Deadline"), a duly completed Form indicating their election to receive the COGNICASE Share Payment or the Mixed Share Payment for their ATS Shares together with the certificates representing those ATS Shares.

Shareholders who do not deposit with the Depositary a duly completed Form on or before the Election Deadline and otherwise fully comply with the requirements of the Form and these instructions in respect of an election to receive the COGNICASE Share Payment or the Mixed Share Payment will be deemed to have elected to receive the COGNICASE Share Payment for their ATS Shares.

The election may have material income tax consequences and, as a result, Shareholders are urged to consult their tax advisors as to their election.

2. Fractional Shares

No fractional COGNICASE Shares will be issued. Where a Shareholder elects to receive the COGNICASE Share Payment, or the Mixed Share Payment and the aggregate number of COGNICASE Shares to be issued to that Shareholder would result in a fraction of a COGNICASE Share being issued, such fractional share will be rounded to the next lowest figure. See "The Amalgamation" in the Information Circular.

3. Delivery of Letter of Transmittal and Election Form and Certificates

Certificates representing ATS Shares, together with the Form or a facsimile thereof (signature and guarantee pages must be originals), must be delivered to the Depositary at the address on the last page hereof. The method of delivery is at the option and risk of the holder, but if mail is used, registered mail with return receipt requested and properly insured, is recommended. **Delivery will be effected only when documents are actually received by the Depositary.**

If a share certificate(s) has been lost or destroyed, this Form should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If the share certificate has been destroyed, please ensure you provide your telephone number to the Depositary so that such Depositary can contact you. Please contact the Depositary in sufficient time to arrange for the issuance of a replacement certificate for your ATS Shares prior to the Election Deadline.

4. Guarantee of Signatures

No signature guarantee is required on this Form if this Form is signed by the registered Shareholder of the ATS Shares deposited therewith, unless that Shareholder has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions".

In all other cases, all signatures on this Form must be guaranteed by an Eligible Institution. See also Instruction 5.

An "Eligible Institution" means: (i) a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Association Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc., Medallion Signature Program ("MSP"). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or Banks or Trust Companies in the United States.

5. **Signature on Letter of Transmittal and Election Form, Powers and Endorsements**

If this Form is signed by the registered holder(s) of the ATS Shares deposited therewith, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any other change whatsoever. The certificate(s) need not be endorsed.

If this Form is signed by a person other than the registered holder(s) of the ATS Shares deposited therewith, the certificate(s) must be endorsed or accompanied by appropriate security transfer or stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate(s). The signature(s) on those certificate(s) or power(s) must be guaranteed by an Eligible Institution.

If the ATS Shares deposited with this Form are held of record by two or more joint owners, all those owners must sign the Form.

If any deposited ATS Shares are registered in different names or variations of a name, it will be necessary to complete, sign and submit as many separate Forms as there are different registrations of certificates.

If the Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing and submit proper evidence satisfactory to the Depositary of their authority to so act.

6. **Special Payment and Delivery Instructions**

The boxes entitled "Special Payment Instructions" and "Special Delivery Instructions", as applicable, should be completed if the certificate(s) for the COGNICASE Shares and/or cheque(s) to be issued pursuant to the Amalgamation are to be: (a) issued in the name of a person other than the person signing the Form; (b) sent to someone other than the person signing the Form or to the person signing the Form at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up. See also Instruction 4.

7. **Representations**

The representations made in this Form shall survive the completion of the Amalgamation.

8. **Additional Copies and Information**

Additional copies of the Form may be obtained from the Depositary at one of the addresses set out below. Any questions and requests for assistance may be directed by holders of ATS Shares to the Depositary at its office in Calgary or Toronto set forth below.

9. **Acceptance**

Manually signed photocopies of this Form (signature and guarantee pages must be originals), properly completed and duly executed, will be accepted. The Form and certificates for ATS Shares and any other required documents should be sent or delivered by each Shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

Offices of the Depositary (Computershare Trust Company of Canada):

By Mail:	Western Gas Tower Suite 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions
By Hand or Courier:	Western Gas Tower Suite 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions
	100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free Phone Number:	1-800-663-9097
E-Mail:	caregistryinfo@computershare.com

4

EXHIBIT NO. 4

RENEWAL ANNUAL INFORMATION FORM OF COGNICASE, INC. DATED FEBRUARY 16, 2001

945

COGNICASE INC.

ANNUAL INFORMATION FORM

For the fiscal year ended
September 30, 2000

February 16, 2001

TABLE OF CONTENTS

1. THE COMPANY

COGNICASE Inc. ("COGNICASE" or the "Company") was incorporated in October 1991 under the *Canada Business Corporations Act*, and is a provider of information technology business and software, including the implementation of integrated e-business, technology configuration management, as well as project management and business process improvement consulting services.

The registered office of the Company is located at 111 Duke Street, 9th Floor, Montreal, Quebec, H3C 2M1.

In this Annual Information Form "COGNICASE" or the "Company" refers to, as the context may require, either the Company or the Company together with its subsidiaries.

1.1 Description of Share Capital

As a result of amendments to its share capital effected on October 1, 1997, the authorized share capital of COGNICASE consists of an unlimited number of common shares and preference shares.

1.2 The Subsidiaries

As of January 31, 2001, COGNICASE had 13 main operating wholly-owned subsidiaries, namely:


COGNICASE INC.
COGNICASE Consulting Inc. (Fed.)
COGNICASE Toronto Inc. (Fed.)
COGNICASE Ottawa Inc. (Fed.)
Entrée à l'internet - Enter.net Inc. (Qc)
Watch4me Inc. (Fed.)
Sisca Inc. (Qc)
Fireworks Creative Inc. (On.)
Services Financiers Maxon (1981) Inc. (Qc)
Multi Avantages Inc. Conseillers et gestionnaires en programmes d'achats collectifs (Fed.)
COGNICASE Alberta Inc. (Ab.)
COGNICASE S.A. (France)
COGNICASE U.S.A., Inc. (formerly Prism Consulting Services, Inc.) (USA)
COGNICASE Electronic Business Solutions Inc. (Fed.)
COGNICASE Ingénierie S.A. (France)
Net Systems N.V. (Benelux)
Net Systems S.A. (Spain)
Logispace S.A. (France)

2. GENERAL DEVELOPMENT OF THE BUSINESS

At the time of the listing of the Company's common shares (the "Common Shares") on The Toronto Stock Exchange and the Nasdaq National Market in October 1997 and for the following year, the Company's products and services consisted primarily of Year 2000 solutions and conversions, migration and connectivity solutions, data warehousing and enterprise intelligence solutions, workflow simplification solutions and overall systems solutions. The Company's Year 2000 solutions consisted of a proven set of tools and methodologies, including an integrated set of software tools called COGNI-2000. The Company used its core technology to develop software conversion hardware platform migration solutions.

The Company's multi-protocol communications server facilitated communication between computer users, or between software applications, within a company or within a group of companies that use different hardware platforms.

In addition to its Year 2000 Solutions and its Conversion and Hardware Platform Migration/Connectivity Solutions, the Company also provided information systems consulting services in the design, development and integration of computer systems offering a full range of planning, reengineering, evolution, migration and maintenance consulting services as well as highly specialized services in data warehousing and enterprise intelligence, workflow simplification and overall systems solutions.

The Company then diversified its operations in the following sectors: (i) consulting services and systems integration, including information technology ("IT") planning, strategy, architecture, systems analysis, design, development, maintenance, systems integration and business process improvement, (ii) the delivery of business solutions through specialty practices, including Internet/e-business applications, re-engineering of existing applications for e-business, technology configuration management, software conversion and platform migration solutions and Enterprise Resources Planning ("ERP") solutions, and (iii) IT outsourcing and networking services.

The Company is now focusing its activities on providing information technology business solutions and software, including the implementation of integrated e-business solutions, Application Service Provider ("ASP") services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

The Company's sectors of activity are characterized by frequent technological innovations. Presently, there is a trend for the convergence of the Internet and mobile communications, and as such demands from customers for technological tools and infrastructures that guarantee rapid network access, secure transactions and business process integration are increasing.

In that context, COGNICASE is continuing the development of integrated products and solutions to provide its customers with the means to compete in their particular marketplaces. These products and solutions are part of the Company's technology platform that takes into account the business objectives and performance requirements of businesses. Real time transactional models are now required and the Company's technology platform seeks to ensure security and confidentiality of information while providing increased efficiency and productivity.

2.1 Acquisitions and Mergers

In its last three fiscal years, the Company continued its strategy of rapid growth through a series of acquisitions as described below:

On December 5, 1997, the Company acquired all issued and outstanding shares in Gestion Icotech Inc. ("Icotech"), a company that provided systems integration and consulting services, in exchange for a cash consideration of CA$12,000,000 (US$8,533,000), including acquisition costs, and the issuance of 637,681 Common Shares valued at CA$6,775,000 (US$4,759,000). On December 1, 1998, Icotech changed its name to COGNICASE Consulting Services Inc. ("COGNICASE Consulting") and was then amalgamated with COGNICASE, Roy, Bourassa & Associés Inc. ("RBA") and 2763508 Canada Inc. effective October 1, 1999.

On March 3, 1998, the Company acquired all issued and outstanding shares of Hexagon Computer Systems Inc. ("Hexagon"), which provided consulting services specialized in data warehousing and work flow management, in exchange for a cash consideration of CA $6,660,000 (US$4,788,000), including acquisition costs, and the issuance of 255,044 Common Shares valued at CA$4,400,000 (US$3,093,000). During 1999, 13,705 of the Common Shares issued to effect the acquisition, which were valued at CA$236,411 (US$156,699) were returned to the Company and subsequently canceled pursuant to a purchase price adjustment. Hexagon was amalgamated with Marinbridge Corporation Ltd. ("Marinbridge") on October 1, 1998.

On March 5, 1998, the Company purchased a Year 2000 conversion factory, exclusive rights under a subcontracting agreement and certain consulting contracts in progress for a total consideration of CA$1,700,000 (US$1,172,000).

On April 8, 1998, the Company acquired all issued and outstanding shares of Informatique B.F.G. Limited ("B.F.G."), which provides outsourcing and networking services, in exchange for a cash consideration of CA$2,250,000 (US$1,685,000), including acquisition costs, and the issuance of 46,377 Common Shares valued at CA$800,000 (US$562,000). The name of B.F.G. was changed to Cognicase Outsourcing Services Inc. on September 10, 1998.

On June 15, 1998, the Company acquired all issued and outstanding shares of Marinbridge, which provided data warehousing and platform migration services, in exchange for a cash consideration of CA$5,500,000 (US$3,834,000), including acquisition costs, and the issuance of 209,924 Common Shares valued at CA$4,314,000 (US$2,927,000). On October 1, 1998 Marinbridge was amalgamated with Hexagon.

On August 31, 1998, the Company acquired all issued and outstanding shares of Nat Systems International, Inc. ("Nat"), which develops and markets advanced application development software solutions and services for web based and client-server environments, in exchange for a cash consideration of US$6,065,000, including acquisition costs plus the repayment of US$2,689,000 in secured notes payable to the selling shareholders. Nat subsequently changed its name to COGNICASE S.A.

On February 2, 1999, the Company acquired all issued and outstanding shares of IOTA Information Management Ltd. ("IOTA"), which provides systems integration and information technology consulting services, in exchange for a cash consideration of CA$2,114,531 (US$1,399,418). IOTA merged on October 1, 1999 with its parent company, 165845 Canada Inc., and COGNICASE Ottawa Inc. COGNICASE Ottawa Inc. is the surviving corporation.

On February 5, 1999, the Company acquired all issued and outstanding shares of Prosilog Ingénierie S.A. ("Prosilog"), which provides computer engineering, systems integration and information technology consulting services, in exchange for a cash consideration of FF27,514,704 (US$4,723,393) and the issuance of 102,452 Common Shares valued at CA$3,070,800 (US$2,059,872). Prosilog recently changed its name to COGNICASE Ingénierie SA.

On April 1, 1999, the Company acquired all issued and outstanding shares of Groupe de Consultation en Management et Systèmes Informatiques MSI Inc. ("MSI"), which provides computer engineering and information technology consulting services, in exchange for a cash consideration of CA$9,274,901 (US$6,179,972) and the issuance of 53,658 Common Shares valued at CA$1,395,108 (US$929,576). On October 1, 1999, MSI merged with Informatique Dica Inc. (one of its subsidiaries), Gestion SCTI Inc. (a subsidiary of RBA), and Gestion MSI Inc. (the parent company of MSI). Gestion MSI Inc. is the surviving corporation.

On June 1, 1999, the Company acquired all issued and outstanding shares of RBA, which provides services related to Web/e-commerce architecture, mainframe and client/server operations and support, as well as network implementation and management, in exchange for a cash consideration of CA$16,600,000 (US$11,189,754) and the issuance of 211,538 Common Shares valued at CA$4,865,374 (US$3,279,659). On October 1, 1999, RBA was amalgamated with COGNICASE Consulting and 2763508 Canada Inc. (two affiliated companies) and COGNICASE. The surviving corporation is COGNICASE. COGNICASE Consulting had previously merged with COGNICASE Consulting Services (Quebec) Inc. (its wholly-owned subsidiary) and 170247 Canada Inc. (an affiliated company).

On June 7, 1999, the Company acquired all issued and outstanding shares of Groupe Logispace S.A. ("Logispace"), which provides project and information management control and software package editing services, in exchange for a cash consideration of FF56,936,235 (US$8,936,142) and the issuance of 58,267 Common Shares valued at CA$1,340,141 (US$909,754).

On August 18, 1999, the Company acquired all issued and outstanding shares of each of Prism Consulting Services, Inc. ("Prism U.S.A."), a U.S. company, and Prism Consulting Services Inc. ("PRISM Canada"), a Canadian company, (collectively, "Prism"), which provide enterprise resource planning solutions, systems architecture, network management and maintenance and project management services, in exchange for a total cash consideration of US$24,095,750. On October 1, 1999, PRISM Canada merged with COGNICASE Toronto Inc. (an affiliated company). COGNICASE Toronto Inc. is the surviving corporation. Prism U.S.A. subsequently changed its name to COGNICASE U.S.A., Inc.

During fiscal year 1999, the Company acquired all issued and outstanding shares in three other companies, which provide systems integration and information technology consulting services and recruitment of technology specialists services, in exchange for a total consideration of CA$8,236,297 (US$5,501,564) and the issuance of 167,079 Common Shares valued at CA$3,007,422 (US$2,024,246).

In addition to the acquisition of SIBN Inc. (which subsequently changed its name to COGNICASE Electronic Business Solutions Inc. and which is hereinafter referred to as "SIBN") described below, the Company acquired, during fiscal year 2000, a 100% interest in six companies and a 70% interest in another company, which provide consulting services and recruitment and electronic business and Web integration solutions, in exchange for total cash consideration of CA$5,234,421 (US$3,550,286) and the issuance of 282,494 Common Shares valued at CA$6,530,797 (US$4,408,051).

2.2 Acquisition of SIBN Inc.

On May 31, 2000, the Company, National Bank Group Inc. ("NB Group"), National Bank of Canada ("National Bank") and SIBN entered into a Share Purchase and Subscription Agreement pursuant to which (i) the Company acquired all the shares of SIBN held by NB Group, representing all of the issued and outstanding shares of the capital stock of SIBN (the "Purchased Shares") and (ii) NB Group invested CA$20 million in Common Shares.

In consideration of (i) the transfer of the Purchased Shares, (ii) the payment by NB Group of such sum of CA$20 million in cash and (iii) the entering into of a Transfer of Intellectual Property Rights Agreement and the Information Services and Revenue Guarantee Agreement (the "Outsourcing Agreement"), the Company (i) issued to NB Group 9,291,008 Common Shares (the "Issuance"), representing immediately after the Issuance, approximately 35% of the issued and outstanding Common Shares on a fully diluted basis and (ii) granted NB Group a pre-emptive right to maintain its equity position in the Company.

Under the Outsourcing Agreement which has a term of ten years SIBN and COGNICASE undertook to provide services to National Bank substantially similar to those that were provided by SIBN to the National Bank prior to SIBN's acquisition by the Company. Furthermore, under the Outsourcing Agreement, SIBN/COGNICASE became the preferred IT supplier of the National Bank and its affiliates. The National Bank further guaranteed that minimum annual revenues to be derived by the SIBN or the Company under the Outsourcing Agreement, in each of the five (5) years following the closing of the transaction, would not be less than CA$56 million.

As part of the transaction, the Company acquired large-scale electronic transaction processing capabilities, valuable e-banking expertise and intellectual property rights related to e-commerce software. Therefore, the acquisition represents an important milestone in the execution of the Company's e-business strategy, providing access to significant electronic transaction processing capacity, e-banking products, professional expertise and new customers. The Company is also positioned favorably to obtain additional IT related contract from the National Bank and its affiliates.

The following summarizes the impact of the SIBN acquisition on the consolidated financial position of the Company (amounts expressed in thousands of US dollars):

Current assets	20,938
Capital assets	3,571
Future income taxes	1,036
Investments	6,729
Other assets	1,502
	33,776
Current liabilities	19,089
Long-term debt and capital leases	1,829
Non-controlling interests	799
	21,717
Net identifiable assets acquired	12,059
Goodwill	138,632
Purchase price	150,691
Less : Common shares issued	147,384
Less : Balance of purchase price payable	868
Less : Cash and cash equivalents acquired	1,126
Cash paid net of cash and cash equivalents acquired	1,313

This acquisition contributed US$25.3 million to consolidated revenues during the fiscal year 2000.

3. DESCRIPTION OF THE BUSINESS

3.1 Products and Services

For the fiscal year ended September 30, 2000, approximately 80% of the Company's revenues were derived from offices in North America, with the remainder derived mostly from European offices. During such period, COGNICASE operated in three segments: IT Outsourcing and Integration, Internet Innovations.

3.1.1 IT Outsourcing and Integration

This segment includes project management and consulting services in the areas of business process improvement, re-engineering, systems integration, IT outsourcing, networking and training. Revenues for this segment were US$151.7 million in fiscal 2000 compared to US$128.2 million in fiscal 1999. The higher revenues are attributable mainly to acquisitions completed in fiscal 2000 and the impact of businesses acquired during fiscal 1999, for which a full twelve months of revenues were included in the fiscal 2000 consolidated financial statements. Earnings from operations decreased to US$11.2 million in 2000 from US$27.7 million in fiscal year 1999, reflecting primarily tighter market conditions in Canada and a lower utilization rate.

(i) Consulting and Systems Integration

COGNICASE offers a broad range of consulting and systems integration services to a customer base which includes Fortune 1000 corporations, government organizations and medium-sized companies in a wide range of industries such as financial services, telecommunications, manufacturing, distribution, health and public sector organizations.

COGNICASE assists customers in the assessment, definition, development and implementation of their information systems in the context of a rapidly evolving technological environment. The Company endeavors to add value by understanding the business and organizational issues facing its customers and by applying its knowledge of existing and emerging technologies. Consulting services include feasibility studies, planning, managing and evaluation of information systems projects, software and hardware selection and costs analysis.

As a systems integrator, COGNICASE assumes overall responsibility for large-scale projects that vary in length and involve procurement, subcontractor management, systems architecture, the development and integration of both off-the-shelf and custom software, hardware and telecommunication systems installation and training activities.

(ii) IT Outsourcing and Networking

COGNICASE offers complete IT outsourcing solutions, whereby COGNICASE can assume complete responsibility for a customer's IT functions. The Company offers traditional management services including data processing, computer equipment management, maintenance of telecommunications software and systems, management of technological transitions, management of information systems, management of telecommunications applications and systems and management of local and wide area networks.

COGNICASE offers complete networking solutions, from the design of telecommunications architectures to the implementation and deployment of local and wide area networks to meet business connectivity needs. This product offering also includes network management and maintenance services by trained specialists.

3.1.2 Internet Innovations (Internet & Wireless Solutions)

This segment focuses on providing Web and Wireless solutions and services, as well as creating and promoting new Internet companies. It includes e-business integration, portal hosting and security, and portal performance management. This segment reported revenues of US$10 million and a loss from operations of US$1.6 million in fiscal 2000, compared to revenues of US$0.7 million and no profit or loss from operations in fiscal 1999.

The Company is an end-to-end e-business integrator, from digital strategy development and brand positioning to Web and Wireless integration. Revenues are derived from the development of information Web sites to sophisticated transactional virtual storefronts and integration with existing back-end enterprise systems. The Company's primary focus is on business-to-business (B2B) e-commerce, assisting traditional "bricks-and-mortar" retailers, financial institutions and other service providers to leverage the power of the Internet to expand their sales channels and customer relationships.

In partnership with National Bank, one of Canada's largest banks and a major shareholder, the Company has launched ClicCommerce, a B2B portal that will be implemented in phases, beginning with e-procurement and sourcing for National Bank's internal needs. In the second stage expected in April 2001, ClicCommerce will extend the application to develop a private exchange for the Bank's community of commercial clients, offering procurement services such as auctions and requests for quotations. The Company is responsible for business process re-engineering, technology integration and application hosting based on a many-to-many Application Service Provider (ASP) model.

3.1.3 Internet Technologies

This segment comprises the Company's e-commerce business and software assets related to transactional solutions, Internet and artificial intelligence. It includes electronic transaction processing solutions and services, personalized software, secured transaction solutions, Internet catalog software and e-services Internet applications. It includes Watch4me, a powerful technology platform for real time secured transactional services that makes available to its customers a toolbox bringing together a set of products intended to maximize Internet performance and management of existing and traditional systems.

This segment reported revenues of US$30.4 million and a loss from operations of US$400,000 in fiscal 2000, compared to revenues of US$16 million and profit from operations of US$4.3 million in fiscal 1999.

The increase in revenues in this segment and in the "Internet & Wireless Solutions" segment reflected internal growth and the contribution from business acquisitions. Their combined loss from operations was due mainly to increased direct costs and selling and administrative expenses associated with their rapid growth.

3.2 Application Development Products

The Company owns application development products designed for Web-based and client/server environments. Applications developed with these products provide users with information technology tools that can be easily modified as business requirements or the technical infrastructure evolve, and can provide a high level of reliability, performance and manageability. Application development products are offered to customers on a licensing basis or as part of integrated business solutions.

NatStar™ is a leading client/server application development tool across Europe. It is an adaptable, multi-tier application development environment, designed to support an evolutionary approach. NatStar™ integrates with leading tools for application design, testing, tuning and distribution.

NatWeb™ consolidates COGNICASE tools for the creation of Internet, information and transaction sites. It allows for the rapid development of robust, high-performance Internet sites using leading edge technologies such as XML, JAVA 2 and SGBDR. NatWeb™ employs Object Orientation (OO) on technology platforms that support NT, Unix and Linux, among others.

IceWeb, a software in which the Company has ownership rights but the trademark of which is owned by Les systèmes informatiques Ice Berg Inc., is a development environment and a set of applications designed to accelerate the creation of virtual storefronts to enable enterprises to reach a worldwide customer base for business-to-business transactions or consumer purchases through the Internet.

CogniAnalyzer is a management tool for companies that operate active e-commerce sites. It collects static and dynamic information on site utilization by virtual customers. Data is analyzed for the production of reports and graphics on the behavior of Web surfers as well as the performance and robustness of e-commerce sites.

The Company also offers a comprehensive configuration tool that is specifically designed to manage large development environments. NSA-Config™ facilitates project management and resource management throughout the application life cycle from project beginning to production, ensuring successful team application development.

Business Payroll – COGNICASE's payroll and human resources products are designed to meet the needs of companies, Scalable Payroll adapts to the requirements of small and mid-sized companies whereas Express Payroll has been developed for the specific needs of small businesses.

Internet Hosting – COGNICASE Hosting Services offers 24/7 availability for Web sites, databases, portals, e-commerce applications and payment solutions. The various optional services offered include multimedia, WAP servers, network supervision and webcasting.

Internet Access – Through its ADSL technology, the Company offers businesses high speed Internet access. Such technology allows for transmission speed more than 20 times greater than access through traditional means, does not require cable access and permits telephone access even when Internet is accessed.

Interact Security – Using SSL encryption and a unique system of identification certificates, the Company offers solutions that guarantee the identity of companies that own Web servers and the confidentiality and security of exchanges over the Internet.

Internet Payment – The Company also offers a turnkey solution for credit card payment over the Internet in real time and in Canadian or U.S. dollars.

3.3 Research and Development

The Company had research and development costs, net of tax credits, of US$8.8 million, US$3.3 million, US$1.2 million and US$979,000 for the 2000, 1999, 1998 and 1997 fiscal years respectively. COGNICASE intends to focus its development efforts on the above-mentioned products and solutions. A significant portion of the Company's R&D funding is allocated to the development of the Company's key products in accordance with changing market demands.

3.4 Intellectual Property

The Company relies on a combination of copyright and trade secret laws and contractual provisions to establish and protect its rights in its software and proprietary technology. The Company generally enters into non-disclosure agreements with employees and customers, and historically has restricted access to its software products' source codes. The Company regards its source codes as proprietary information, and attempts to protect the source code versions of its products as trade secrets and unpublished copyrighted works. In a few cases, the Company has provided copies of source codes for certain products to customers and strategic partners, solely for the purpose of special customization for identified projects. In these cases, the Company relies on non-disclosure and other contractual provisions to protect its proprietary rights. Despite the Company's precautions, it may be possible for unauthorized parties to copy or otherwise reverse engineer portions of the Company's products or otherwise obtain and use information that the Company regards as proprietary.

Copyright registrations have been made in the principal jurisdictions where such trademarks are used or are expected to be used in the near future. COGNICASE also relies on proprietary trade secrets to conduct its business.

Existing copyright and trade secret laws offer only limited protection, and the laws of certain countries in which the Company's products are used do not protect the Company's products and intellectual property rights to the same extent as the laws of Canada and the United States. Certain provisions of the license and strategic alliance agreements entered into by the Company, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions, and the Company is required to negotiate limits on these provisions from time to time.

The Company's competitive position may be affected by its ability to protect its proprietary information. However, because the software industry is characterized by rapid technological change, the Company believes that patent, trademark, copyright and other legal protections are less significant to the Company's success than other factors such as the knowledge, ability and experience of the Company's personnel, new product and service development, frequent product enhancements, customer service and ongoing product support.

There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to the Company's technology. Any misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the Company's business, operating results and financial condition. The Company could incur substantial costs in protecting and enforcing its intellectual property rights. Moreover, from time to time, third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to the Company. There can be no assurance that the assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to the Company. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and divert management's attention and resources from the Company's operations. Any infringement claim or litigation against the Company could, therefore, materially adversely affect the Company's business, operating results and financial condition.

3.5 Sales, Marketing and Distribution

The Company focuses its marketing efforts on large businesses, primarily Fortune 1000 companies, as well as government agencies and departments with significant IT budgets and recurring software development and maintenance needs. The Company markets its software and its services and solutions through its direct sales force and through strategic partnerships with IT systems integrators or solutions providers.

The Company's recent acquisitions have added new sales channels and have provided for increased cross-selling opportunities.

All marketing and sales employees are assigned to specific accounts to understand their business requirements and needs in order to propose leading edge and pragmatic business solutions. Emphasis is put on to establishing long term relationship with clients and partners.

3.6 Competition

The IT services industry is highly competitive and served by numerous international, national, regional and local firms, all of which are either existing or potential competitors of the Company.

Primary competitors of COGNICASE include the "Big Five" accounting firms, software consulting and implementation firms, applications software firms, service sectors of computer equipment companies, management consulting firms, programming companies and temporary staffing firms as well as clients' internal IT staff.

The Company believes that the principal competitive factors in the IT services industry include the range of services offered, cost, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. Based on the Company's experience in competitive situations, the Company believes that it competes favorably with respect to these factors.

In its Internet Innovations and Internet Technologies segments, the Company is competing with a number of firms of varying sizes, including large software development and solutions companies. In transactional solutions, the Company's main competitors include BCE Emergis Inc. and, in the payment sector, they include ADP Canada and Ceridian Canada.

3.7 Human Resources

COGNICASE currently has approximately 4,000 employees, in addition to numerous independent consultants. None of the Company's employees is represented by a collective bargaining agreement.

In order to encourage the high degree of commitment necessary to ensure the quality and continuity of customer service, COGNICASE has implemented in April 1997 a Senior Officers, Directors and Employees Stock Options Plan (the "Stock Options Plan") and in April 1998 an Employee Share Purchase Plan ("ESPP") under which employees may purchase shares of the Company at favorable conditions. 4,300,000 Common Shares are currently reserved for issuance under the Stock Options Plan and 650,000 under the ESPP.

In April 2000, the Board of Directors adopted the COGNICASE Inc. U.S. Employees Share Purchase Plan (the "USSPP"), which was approved by the shareholders of the Company on May26, 2000, and reserved 150,000 Common Shares for issuance thereunder.

3.8 Principal Office Locations

The major properties leased by the Company, are listed in the table below:

Location	***Area (Approx.)***	***Title***
North America		
Montreal, Quebec	227,239 sq. feet	See Note A below
Quebec City, Quebec	18,087 sq. feet	See Note B below
Ottawa, Ontario	16,498 sq. feet	See Note C below
Toronto, Ontario	8,109 sq. feet	Property leased to March 2004
United States	12,658 sq. feet	See Note D below
Europe		
France	28,769 sq. feet	See Note E below
Madrid, Spain	6,061 sq. feet	Property leased to December 2001

Australia

Sydney	3,000 sq. feet	Property leased to August 2003

Note A

Montreal area offices are described as below:

Location	***Area (Approx.)***	***Title***
1080 Beaver Hall Hill	27,014 sq. feet	Property leased to June 2001
425 Viger Street	6,050 sq. feet	Property leased to December 2000
425 Viger Street	6,850 sq. feet	Property leased to January 2006
1000 de la Gauchetière St. W.	14,707 sq. feet	Property leased to June 2005
6500 Henri-Bourassa Blvd. E.	13,000 sq. feet	Property leased to March 2001
555 René-Lévesque Blvd. W.	3,185 sq. feet	Property leased to February 2001
500 Place d'Armes	14,035 sq. feet	Property leased to May 2004
500 Place d'Armes	4,272 sq. feet	Property leased to July 2006
6850 Sherbrooke St. E.	11,852 sq. feet	Property leased to October 2004
460 Ste-Catherine St. W.	6,602 sq. feet	Property leased to October 2003
600 de la Gauchetière St. W.	24,094 sq. feet	Property leased to May 2004
600 de la Gauchetière St. W.	13,739 sq. feet	Property leased to May 2001
410 St-Nicolas St.	7,450 sq. feet	Property leased to November 2000
De la Bretagne St.	2,030 sq. feet	Property leased to October 2000
411-425 St-Jean-Baptiste St.	5,250 sq. feet	Property leased to September 2003
333 Richmond St.	26,000 sq. feet	Property leased to October 2005
2054 Bourgogne St. (Chambly)	4,260 sq. feet	Property leased to December 2002
3200 Highway 440 (Laval)	35,000 sq. feet	Property leased to December 2006
204 Montarville (Boucherville)	1,849 sq. feet	Property leased to July 2001

COGNICASE rents 32,000 square feet at Nuns' Island, Quebec. The lease will expire in August 2008.

The Company also signed a lease for 128,500 square feet in the "Cité du Multimédia" in Montreal (111 Duke St.) which will expire in December 2010. COGNICASE occupied the building in January 2001. The "Cité du Multimédia" has been created by the government of the Province of Quebec to encourage the development of IT enterprises in Montreal. As part of this program, COGNICASE is receiving a tax credit of 40% on salaries with a maximum of CA$15,000 by employee until December 2008.

Note B

Quebec City offices are described as below:

Location	***Area (Approx.)***	***Title***

140 Grand-Allée	5,150 sq. feet	Property leased to March 2002
2360 Chemin Ste-Foy	4,070 sq. feet	Property leased to May 2003
7050 Hamel Blvd.	2,173 sq. feet	Property leased to February 2001
5600 Des Galeries Blvd.	6,694 sq. feet	Property leased to November 2003

COGNICASE has signed a lease for 20,000 square feet in the Information Technology Development Center of Quebec City at 330 St-Valier St. East. This lease was signed for a term of ten years, ending in October 2010.

The Information Technology Development Center has been created by the government of the Province of Quebec to encourage the development of IT enterprises in Quebec City. As part of this program, COGNICASE will receive a tax credit of 40% on salaries with a maximum of CA$15,000 by employee until December 2008.

Note C

Ottawa/Hull area offices are described as follow:

Location	***Area (Approx.)***	***Title***
220 Laurier	1,684 sq. feet	Property leased to June 2002
220 Laurier	5,575 sq. feet	Property leased to June 2001
220 Laurier	3,075 sq. feet	Property leased to August 2004
150 Metcalfe	6,164 sq. feet	Property leased to June 2005

COGNICASE has signed a lease in the Information Technology Development of Hull, Quebec for 5,000 square feet. The lease will expire in December 2010.

The Information Technology Development Center has been created by the government of the Province of Quebec to encourage the development of IT enterprises in Hull. As part of this program, COGNICASE will receive a tax credit of 40% on salaries with a maximum of CA$15,000 by employee until December 2008.

Note D

United States offices are described as follow:

Location	***Area (Approx.)***	***Title***
Warren, New Jersey	7,024 sq. feet	Property leased to July 2005
Atlanta, Georgia	1,268 sq. feet	Property leased to October 2001
Greensboro, North Carolina	1,331 sq. feet	Property leased to August 2002
Raleigh, North Carolina	1,290 sq. feet	Property leased to October 2000
King of Prussia, Pennsyl.	1,745 sq. feet	Property leased to October 2003

Note E

France offices are described as follow:

Paris area	***Area (Approx.)***	***Title***
4, rue de Rome	1,311 sq. feet	Property leased to August 2005
La Défense 7	17,276 sq. feet	Property leased to August 2005
4, Place des Saisons	6,997 sq. feet	Property leased to May 2007
9, rue du Château d'Eau	1,292 sq. feet	Property leased to February 2006

Toulouse	***Area (Approx.)***	***Title***
55, avenue Louis Breguet	1,893 sq. feet	Property leased to June 2004

3.9 Trends, Risks and Risk Management

The information technology services and products industry is highly competitive and is characterized by rapid technological change, shifting client preferences and new product development. The Company's strategy is to develop emerging specialty practices to fuel its growth and compensate for the maturity of certain activities.

The Company's growth has been based on strong internal expansion and strategic acquisitions. Acquired businesses must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business. Fluctuations in the value of the Canadian dollar relative to foreign currencies (particularly the US dollar or the euro) could have a material adverse effect on operating results. The Company intends to hedge currency risks in the future.

The Company has historically offered and will continue to offer a portion of its business solutions to customers on fixed-price, fixed-time frame contracts. These contracts generally may not be terminated unilaterally by the Company. Although the Company often relies on its proprietary tools and methodologies and its past project experience to reduce the risks associated with estimating, planning and performing the fixed-price projects, the Company generally bears the risk of cost overruns and inflation on these projects.

The Company generates a significant portion of its revenues from its contractual arrangements with the National Bank. Although the Information Services and Revenue Agreement executed between the National Bank and COGNICASE on May 31, 2000 is expected to generate in excess of CA$1 billion over its ten year duration, there is no guarantee that such agreement will not be terminated prior to its term or that all of the expected revenue will actually be earned by the Company. Any termination of this agreement would have a material adverse effect on the Company.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Set forth are selected and consolidated financial data for the fiscal years ended September 30, 1998, 1999 and 2000, which have been derived from consolidated financial statements that have been audited by PriceWaterhousecoopers L.L.P. for the fiscal years ended September 30, 1998, 1999 and 2000.

	Year Ended September 30 1998	1999	2000
	(In thousand of U.S. dollars, except per share data)		
Consolidated Statement of Earnings Data			
Revenues	$ 59,116	$ 144,917	$ 192,072
Operating expenses:			
Direct costs and selling and administrative expenses	44,970	112,425	175,255
Research and development, net of tax credits	1,161	3,320	8,767
Earnings from operations before the undernoted	12,985	29,172	8,050
Financial expenses (income)	(1,656)	(974)	72
Loss (gain) on foreign exchange	(2,305)	1,195	1,143
Other expenses (income)	222	129	(52)
Amortization of capital and other assets	980	2,507	3,460
Earnings before income taxes and amortization of goodwill	15,744	26,315	3,427
Provision for income taxes	6,108	9,593	1,208
Earnings before amortization of goodwill	9,636	16,722	2,219
Amortization of goodwill (net of future income taxes of $480; nil in 1999 and 1998)	1,165	3,423	10,007
Net earnings (loss)	8,471	13,299	(7,788)
Earnings per share (in U.S. dollars)			
Earnings before amortization of goodwill – Canadian GAAP			
Basic	$ 0.80	$ 1.16	$ 0.12
Fully diluted	$ 0.74	$ 1.09	$ 0.12
Net earnings - Canadian GAAP:			
Basic	$ 0.71	$ 0.93	$ (0.41)
Fully diluted	$ 0.66	$ 0.87	$ (0.41)
Net earnings – US GAAP			
Fully diluted	$ 0.67	$ 0.88	$ (0.45)

	Year Ended September 30 1998	1999	2000
	(In thousand of U.S. dollars)		
Consolidated Balance Sheet Data			
Cash and cash equivalent	$ 18,974	$8,290	$11,540
Working capital	17,281	28,718	41,456
Total assets	103,626	175,172	347,008
Long-term debt	1,688	597	740
Total shareholders' equity	66,971	141,635	301,157

The following table sets forth certain exchange rates, expressed in United States dollars per Canadian dollar, determined by the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On September 30, 2000, the noon buying rate was CA$1.00 = US$0.6636

Year Ended September 30 (All amounts in U.S. dollars) 1998	1999	2000

Exchange rate at the end of period	$ .6552	$ .6805	$ .6636
Average exchange rate during period	$ .6902	$ .6665	$ .6792
Highest exchange rate during period	$ .7292	$ .6891	$ .6969
Lowest exchange rate during period	$ .6341	$ .6423	$ .6629

4.1 Dividends

The Company has never declared or paid dividends and currently intends to continue to reinvest its earnings in business development and growth. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company's financial position, results of operations, capital requirements and such other factors, as the Board of Directors deems relevant.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 29 through 32 of the Company's 2000 Annual Report to Shareholders, which is incorporated herein by reference.

6. MARKET FOR SECURITIES

The Common Shares are currently traded on The Toronto Stock Exchange, under the symbol "COG", and on the Nasdaq National Market, under the symbol "COGI". General Trust of Canada is the transfer agent of the Company.

7. DIRECTORS AND OFFICERS

As at December 19, 2000, directors and officers of the Corporation, as a group, owned beneficially, directly or indirectly, 2,252,454 Common Shares representing approximately 8.61% of the issued and outstanding Common Shares.

7.1 Directors

The Board of Directors of the Company currently consists of nine directors. Each director remains in office until the following annual shareholders meeting or until the election of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or other cause. The names of the directors of the Company, their municipality of residence, the position held by them within the Company, their principal occupations, the period during which each director has served as such, as well as the number of shares of the Company beneficially owned by them or over which they exercise control or direction, are indicated below:

Name and Municipality of Residence	Current Position in the Company	Principal Occupation	Served as Director Since	Number of Common Shares beneficially owned or over which control or direction is exercised as at December 19, 2000(1)
CLAUDE BOIVIN(2) Montreal, Quebec	Director	President and Chief Executive Officer Quebec Blue Cross and Ontario Blue Cross (provider of individual and group healthcare insurance, travel insurance and assistance)	1999	2,500
RONALD BRISEBOIS(2) Brossard, Quebec	President, Chief Executive Officer and Chairman of the Board	President, Chief Executive Officer and Chairman of the Board COGNICASE Inc.	1991	2,133,731
J.V. RAYMOND CYR, O.C., LL.D.(3)(4) Montreal, Quebec	Director	Chairman of the Board Polyvalor Inc. (telecommunications company)	1997	1,000
PIERRE DES MARAIS II(3)(4) Saint-Faustin, Quebec	Director	President Gestion PDM Inc. (management company)	1998	600
BRUNO DUCHARME Westmount, Quebec	Director	President and Chief Executive Officer Telesystem International Wireless Inc. (global mobile communications operator)	1999	—
ANDRÉ DUQUENNE(3)(4) Montreal, Quebec	Director	Senior Vice-President T2C2 Info (provider of engineering desktop solutions for the telecommunications industry)	1994	500
MONIQUE LEFEBVRE(2) Outremont, Quebec	Director	Vice-President, Quebec and Atlantic Canada Ericsson Canada Inc. (leading supplier in telecommunications)	2000	200
The Right Honorable BRIAN MULRONEY, P.C., C.C., LL.D. Westmount, Quebec	Director	Senior Partner Ogilvy Renault (law firm)	1999	—
RÉAL RAYMOND Nuns' Island, Quebec	Director	President, Personal and Commercial Bank National Bank of Canada (Canadian chartered bank)	2000	—

(1) The information as to Common Shares beneficially owned, not being within the knowledge of management, has been furnished by the respective directors individually.
(2) Member of the Tenders and Proposals Committee.
(3) Member of the Audit Committee.
(4) Member of the Corporate Governance and Compensation Committee.

During the past five years, each of the above directors (except for Dr. Monique Lefebvre) has occupied the position indicated opposite his name or another position in the same firm or corporation or an affiliate thereof.

In addition to the present principal occupation set forth in the table above, the following provides certain additional information concerning Dr. Lefebvre: Dr. Monique Lefebvre is now President of the Montreal Transition Committee and has been Vice-president, Quebec and Atlantic Canada of Ericsson Canada Inc. since 1996. Before joining Ericsson Canada Inc., Dr. Lefebvre was President of Quebecor Multimedia Inc. from 1996 to 1998 and President and Chief Executive Officer of the *Centre de recherche informatique de Montréal* (CRIM) from 1991 to 1996.

7.2 Officers

The following table states the names of the Senior Officers, place of residence and principal occupations within the five preceding years:

Office	Name
Chairman of the Board, President and Chief Executive Officer	Ronald Brisebois (Brossard, Quebec)
Executive Vice-President, Strategic Projects Watch4me	Gilbert Boileau (Nuns' Island, Quebec)
Executive Vice-President and General Manager Quebec and Eastern Canada	Gérald Bourassa (Sillery, Quebec)
Executive Vice-President and President, COGNICASE U.S.A., Inc.	Richard Carter (Nuns' Island, Quebec)
Executive Vice-President, Human Resources and Communications	Michelle Courchesne (Laval, Quebec)
Executive Vice-President, Chief Legal Officer and Corporate Secretary	Benoit Dubé (Saint-Lambert, Quebec)
Executive Vice-President Ontario and Western Canada	Pierre Guindon (Laval, Quebec)
Executive Vice-President E-Business Development Watch4me	Carl Simard (St-Bruno, Quebec)
Chief Technology Officer Watch4me	Normand Théberge (Brossard, Quebec)
Executive Vice-President E-Commerce	André Trudeau (Blainville, Quebec)
Executive Vice-President and Chief Financial Officer	John Valentini (Town of Mt Royal, Quebec)

During the past five years, each of the above officers has occupied the position indicated opposite his or her name or another position in the same firm or corporation or an affiliate thereof, except for:

Mr. Gilbert Boileau held the positions of Vice President, Consulting Services and Senior Vice President of Icotech Management Inc. ("Icotech") in 1996 and 1997 respectively until Icotech was acquired by the Company in December 1997.

Mr. Richard Carter was Chief Executive Officer of SIBN from early 2000 until its acquisition by the Company in May 2000. From 1997 until 2000, he was Senior Vice-President and President of SIBN and, from 1992 until 1997, he was Senior Vice-President, Research and Product Management for the National Bank of Canada.

Gérald Bourassa was a founder and held various senior positions with Roy, Bourassa & Associés Inc. ("RBA") until RBA was acquired by the Company in June 1999.

Michelle Courchesne joined the Company in February 2001. Prior to joining COGNICASE, Mrs. Courchesne was Vice-President and General Manager, Tactic Group, Marketel (2000-2001) and General Manager of the Orchestre Symphonique de Montréal from 1995 until 2000.

Benoit Dubé joined the Company in April 1998. Before joining COGNICASE, Mr. Dubé was Legal Counsel at BCE Inc. (1997-1998) after having completed a Master in Business Administration from the Richard Ivey School of Business (London, Ontario) (1995-1997).

Pierre Guindon joined the Company in February 2001. Previously, Mr. Guindon was Vice-President Operations Support of LGS Group Inc., an information consulting firm.

André Trudeau joined COGNICASE following the acquisition by the Company of SIBN. Previously, he was Vice President, Payroll and Electronic Services (1999-2000) and Vice-President Corporate Electronic Services for the National Bank of Canada (1197-1998).

John Valentini joined COGNICASE in March 2000. He was previously Senior Vice-President, Corporate Finance at PriceWaterhousecoopers Securities (1997-2000) and worked in the Private Investment Group of Capital CDPQ Inc. (Caisse de dépôt et placement du Québec) from 1996 until 1997.

8. ADDITIONAL INFORMATION

Additional information, including remuneration of directors and officers, principal holders of the Company's securities, as well as stock options, where applicable, is contained in the Company's management proxy circular for its most recent annual and special meeting of shareholders that involved the election of directors. Additional financial information, including comparative audited financial statements, is available from the Company's for the financial year ended September 30, 2000.

In addition, the following documents may also be obtained upon request from the Secretary of the Company:

i) one copy of this Annual Information Form, together with one copy of any document or portion thereof incorporated by reference therein;

ii) one copy of the comparative financial statements of the Company for its most recently completed fiscal year together with the accompanying report of the auditors thereon and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

iii) one copy of the Company's management proxy circular for its most recent annual and special meeting of shareholders; and

iv) one copy of the 2000 annual report of the Company.

The Company reserves the right to request a fee for the transmission of the information set forth above, except if the request is made by a shareholder of the Company or during the course of a distribution of the Company's securities by means of a short form prospectus, in which case the transmission of such information will be made free of charge.

The documents mentioned above are available at the Company's head office:

111 Duke Street
9th Floor
Montreal, Quebec
H3C 2M1
Tel: (514) 228-8888
Fax: (514) 228-8955

All statements contained in this Annual Information Form of the Company or in any document filed by the Company with the U.S. Securities and Exchange Commission, or in any other written or oral communication by or on behalf of the Company, that do not directly and exclusively relate to historical facts, constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements represent the Company's expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved.

This Annual Information Form may contain forward looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Company's business and results of operations.

Much of this information appears in the Description of Business at pages 10 through 19 and in the Management's Discussion and Analysis at page 21. There are a number of factors that could cause actual results to differ materially from those indicated. Such factors include, without limitation, the ability to procure, properly price, retain, and successfully complete projects, competition, availability of skilled personnel, management retention and development, general conditions in the computer industry and its various sectors, and general economic conditions.

5

EXHIBIT NO. 5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR SEPTEMBER 2001 AND 2000 WITH 2001 AUDITOR'S REPORT

273

COGNICASE Inc.

Consolidated Financial Statements
September 30, 2001 and 2000
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 3500
Montréal Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

Auditors' Report

To the Shareholders of
COGNICASE Inc.

We have audited the consolidated balance sheets of **COGNICASE Inc.** as at September 30, 2001 and 2000 and the consolidated statements of earnings (loss), retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Quebec, Canada

November 22, 2001
(except for note 20, which is as of December 6, 2001)

COGNICASE Inc.

Consolidated Balance Sheets

As at September 30, 2001 and 2000

(in thousands of Canadian dollars)

	2001	2000 (note 2)
Assets		
Current assets		
Cash and cash equivalents	38,227	17,286
Temporary investments	10,093	-
Accounts receivable (note 5 a))	110,655	76,080
Work in process	14,481	14,859
Income taxes recoverable	15,076	15,770
Prepaid expenses	3,780	3,105
Future income taxes (note 10 c))	-	1,194
	192,312	128,294
Capital assets (note 6)	42,698	21,320
Future income taxes (note 10 c))	18,520	-
Investments (note 7)	1,701	13,512
Goodwill (net of accumulated amortization of $52,884; 2000 – $22,157)	425,754	349,916
Other assets (note 8)	3,303	6,741
	684,288	519,783
Liabilities		
Current liabilities		
Bank advances (note 9)	1,887	1,296
Accounts payable and accrued liabilities	79,022	56,465
Deferred revenue	8,419	6,090
Future income taxes (note 10 c))	1,432	-
Current portion of long-term debt (note 11)	4,747	2,347
	95,507	66,198
Long-term debt (note 11)	6,587	1,108
Future income taxes (note 10 c))	-	198
Non-controlling interests	426	1,176
	102,520	68,680
Shareholders' Equity		
Capital stock (note 12)	597,687	442,732
Retained earnings (deficit)	(7,294)	24,017
Cumulative translation adjustment	(8,625)	(15,646)
	581,768	451,103
	684,288	519,783

The accompanying notes are an integral part of the consolidated financial statements.

Signed on behalf of the Board

(signed) Ronald Brisebois Director (signed) J.V. Raymond Cyr Director

COGNICASE Inc.

Consolidated Statements of Retained Earnings (Deficit)

For each of the years in the three-year period ended September 30, 2001

(in thousands of Canadian dollars)

	2001 (note 2)	2000 (note 2)	1999 (note 2)
Retained earnings – Beginning of year	24,017	35,683	15,762
Net earnings (loss)	(31,311)	(11,666)	19,921
Retained earnings (deficit) – End of year	(7,294)	24,017	35,683

The accompanying notes are an integral part of the consolidated financial statements.

COGNICASE Inc.

Consolidated Statements of Earnings (Loss)

For each of the years in the three-year period ended September 30, 2001

(in thousands of Canadian dollars, except share and per share data)

	2001 (note 2)	2000 (note 2)	1999 (note 2)
Revenues	405,512	287,705	217,071
Operating expenses			
Cost of revenues	280,986	213,325	130,960
Selling and administrative expenses	85,536	49,190	37,441
Research and development – net of tax credits	13,231	13,132	4,973
	379,753	275,647	173,374
Earnings from operations before the undernoted	25,759	12,058	43,697
Financial expenses (income)	791	108	(1,459)
Loss (gain) on foreign exchange	(572)	1,712	1,790
Other expenses (income)	34	(78)	193
Amortization of capital and other assets	11,226	5,183	3,756
Write-off of investments and other assets (notes 7 and 8)	18,406	-	-
	29,885	6,925	4,280
Earnings (loss) before income taxes and amortization of goodwill	(4,126)	5,133	39,417
Provision for (recovery of) income taxes (note 10)	(2,072)	1,809	14,369
Earnings (loss) before amortization of goodwill	(2,054)	3,324	25,048
Amortization of goodwill (net of future income taxes of $668; 2000 – $719; 1999 – nil)	29,257	14,990	5,127
Net earnings (loss)	(31,311)	(11,666)	19,921
Earnings (loss) per share			
Earnings (loss) before amortization of goodwill			
Basic	$ (0.07)	$ 0.17	$ 1.74
Diluted	$ (0.07)	$ 0.17	$ 1.69
Net earnings (loss)			
Basic	$ (1.03)	$ (0.61)	$ 1.39
Diluted	$ (1.03)	$ (0.61)	$ 1.35
Weighted average number of shares outstanding			
Basic	30,310,970	19,172,817	14,375,498
Diluted	31,820,150	19,645,574	14,795,831

The accompanying notes are an integral part of the consolidated financial statements.

COGNICASE Inc.

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended September 30, 2001

(in thousands of Canadian dollars)

	2001 (note 2)	2000 (note 2)	1999 (note 2)
Cash flows from operating activities			
Net earnings (loss)	(31,311)	(11,666)	19,921
Adjustments for:			
Loss on disposal of capital assets	60	183	193
Write-off of investments and other assets	18,406	-	-
Amortization of capital and other assets	11,226	5,183	3,755
Amortization of goodwill	29,925	15,709	5,127
Future income taxes	(4,746)	1,748	6,041
Share of losses of a company subject to significant influence	482	15	-
Non-controlling interests	(488)	(275)	-
Decrease (increase) in assets			
Accounts receivable	(15,436)	12,494	1,340
Income taxes recoverable	1,649	(11,622)	-
Work in process and prepaid expenses	2,928	(5,021)	(5,370)
Decrease in liabilities			
Accounts payable and accrued liabilities	(4,389)	(8,026)	(13,772)
Income taxes payable	-	(673)	(5,524)
Deferred revenue	(1,568)	(977)	(2,929)
Net cash flows from (used in) operating activities	6,738	(2,928)	8,782
Cash flows from investing activities			
Increase in temporary investments	(25)	-	-
Purchase of capital assets	(24,962)	(9,216)	(4,176)
Proceeds on disposal of capital assets	789	265	60
Business acquisitions – net of cash and cash equivalents acquired	(2,717)	(6,191)	(84,290)
Investments	(2,066)	(2,064)	-
Other	598	148	3,555
Net cash flows used in investing activities	(28,383)	(17,058)	(84,851)
Cash flows from financing activities			
Decrease in bank advances	(414)	(1,255)	(4,020)
Proceeds on sale and leaseback of capital assets	6,801	-	-
Issuance of long-term debt	3,433	-	-
Repayment of long-term debt	(3,939)	(2,906)	(4,955)
Issuance of capital stock	37,481	28,745	76,086
Expenditures related to issuance of capital stock	(2,221)	-	(3,546)
Other	-	-	(261)
Net cash flows from financing activities	41,141	24,584	63,304
Increase (decrease) in cash and cash equivalents	19,496	4,598	(12,765)
Effect of exchange rate changes on cash and cash equivalents	1,445	270	(3,238)
Cash and cash equivalents – Beginning of year	17,286	12,418	28,421
Cash and cash equivalents – End of year	38,227	17,286	12,418
Cash and cash equivalents comprise:			
Cash	14,103	16,899	8,357
Short-term deposits	24,124	387	4,061
Supplemental disclosure of cash flow information			
Cash paid for interest	1,105	944	319
Cash paid for income taxes	3,250	9,909	12,024

The accompanying notes are an integral part of the consolidated financial statements.

COGNICASE Inc.

Notes to Consolidated Financial Statements
For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

1 Incorporation and description of business

The Company, incorporated in 1991 under the Canada Business Corporations Act, develops and integrates e-commerce solutions using the Internet and wireless technologies and provides electronic transaction processing services. Using its methodologies, productivity tools, international IT development and hosting centres, the Company provides solutions including the implementation of turnkey e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services. The Company derives substantially all of its revenues from customers located in Canada, the United States and Europe.

2 Change in reporting currency

The financial statements of the Company were presented in U.S. dollars up to December 31, 2000. Effective January 1, 2001, the Canadian dollar has been adopted as the reporting currency. The functional currency of the Company and each of its subsidiaries continues to be the local currency. The financial statements for all periods prior to January 1, 2001 have been presented in Canadian dollars in accordance with a translation of convenience method using the representative exchange rate at December 31, 2000 of CA$1.00 = US$0.6676. The translated amount for non-monetary items at December 31, 2000 became the historical basis for subsequent periods.

This change in reporting currency has been adopted as the Company's customers, suppliers, shareholders and other users of the financial statements are primarily resident in Canada. Furthermore, due to the numerous business acquisitions and public offerings effected in Canada over the past three years, a majority all of the Company's shareholders are now Canadian residents and a majority of the trading volume of the Company's shares is effected through the Toronto Stock Exchange.

3 Summary of significant accounting policies

Accounting changes

i) Earnings (loss) per share

During the second quarter of fiscal 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the calculation of earnings per share. These new recommendations, which are substantially consistent with those under United States generally accepted accounting principles, do not result in any changes to the way in which basic earnings per share is calculated. However, the new recommendations do affect the calculation of diluted earnings per share.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

Diluted earnings per share is now calculated based on the weighted average number of common shares outstanding during the period plus the effects of dilutive potential common shares, outstanding during the period. This method requires that the dilutive effect of outstanding options be calculated using the treasury stock method, as if all dilutive options had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. In addition, the basic weighted average number of shares outstanding is adjusted to reflect the estimated dilutive effect of shares which may become issuable contingent upon the occurrence of future events.

This change, which has been applied retroactively, resulted in an increase in the diluted per share amounts of earnings before amortization of goodwill from $0.16 to $0.17 for 2000 and from $1.58 to $1.69 for 1999. In addition, this change resulted in an increase in diluted net earnings per share for 1999 from $1.26 to $1.35.

The diluted weighted average number of shares has been calculated as follows:

	2001	2000	1999
Weighted average number of shares – basic	30,310,970	19,172,817	14,375,498
Additions to reflect the impacts of:			
Exercise of employee stock options	84,205	472,757	420,333
Contingently issuable common shares	1,424,975	-	-
Weighted average number of shares – diluted	31,820,150	19,645,574	14,795,831

Options to purchase 2,439,467 common shares (2000 – 182,513; 1999 – nil) have been excluded from the above calculations since they would have an anti-dilutive effect. In addition, since the Company is in a loss position, there is no difference between basic and diluted earnings per share.

ii) Business combinations and goodwill and other intangible assets

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of Section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The Company intends to adopt this section effective October 1, 2001.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The adoption of Section 3062 will allow the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001 and will reduce annual goodwill amortization by approximately $29,925,000. Moreover, the Company will implement a new goodwill impairment methodology and any potential transitional impairment losses on goodwill determined upon adoption of this new methodology will be charged to retained earnings (deficit).

iii) Foreign currency translation

The CICA has recently approved amendments to Handbook Section 1650, "Foreign Currency Translation". The amendments result in the elimination of the requirement to defer and amortize unrealized translation gains and losses on long-term monetary items denominated in currencies other than the functional currency. These amendments are effective for fiscal periods commencing on or after January 1, 2002. Since the Company currently has no such long-term monetary items, this new standard will not have any impact on the Company's financial statements.

iv) Stock-based compensation and other stock-based payments

The CICA has also approved a new Handbook section relating to accounting for stock-based compensation costs. This new standard, which is effective for fiscal years commencing on or after January 1, 2002, requires the use of the fair value method, as described in note 19, to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires proforma disclosures with respect to net earnings (loss) and net earnings (loss) per share figures if the fair value method of accounting is not adopted. This new standard is not expected to have any significant impact on the Company's financial statements.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

Foreign operations

The Company's foreign operations are considered to be self-sustaining. Accordingly, the accounts of the Company's foreign operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the end of the reporting period and revenues and expenses are translated at the average exchange rate for the reporting period. Gains and losses on translation of these foreign operations into Canadian dollars are included in the cumulative translation adjustment in shareholders' equity. Changes in the cumulative translation adjustment result solely from the application of this translation method.

Revenue recognition

The Company generates revenues from contracts for the provision of a variety of consulting, outsourcing and electronic transaction processing services, long-term contracts related to the development of software and solutions at fixed prices and related support services and the sale of software licenses and related support services.

Fees from consulting, outsourcing and electronic transaction processing services are generally billed based upon time incurred to perform the services or the number of transactions processed. Revenues from such services are recognized as the related services are performed or transactions are processed. Work in process is established for services rendered or transactions processed which have not yet been billed. Amounts received in advance of performance of the related services or transaction processing are included in deferred revenue and recognized as revenue when the services are performed or the transactions are processed.

Fees from long-term contracts related to the development of software and solutions at fixed prices are allocated to the product and support elements of such contracts based on the relative fair values of such elements. The Company recognizes revenues from product elements of such contracts using the percentage-of-completion method. The percentage of completion is generally determined based on the number of hours incurred to date in relation to the total expected hours to complete the product. The cumulative impact of any revision in estimates of the percent completed is reflected in the period in which the changes become known. Losses on such contracts in progress are recognized when known. Work in process is established for revenue based on the percent completed in excess of progress billings as of the balance sheet date. Any excess of progress billings over revenue based on the percent completed is deferred and included in deferred revenue. Revenues from support elements are recognized ratably over the related support period.

The Company recognizes revenues from the sale of software and related post-contract customer support and other related services in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Fees from arrangements involving licenses, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenues from software licenses are recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered probable. Revenues from post-contract customer support elements are recognized ratably over the related support period. Revenues from other related services are recognized as the services are performed.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments with original terms to maturity of three months or less.

Temporary investments

Temporary investments are valued at the lower of cost and market value.

Capital assets

Capital assets are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is provided for based on the estimated useful lives of the related assets generally using the declining balance method at the following annual rates:

Computer equipment	20% to 30%
Software	20% to 50%
Office furniture	20%

Leasehold improvements are amortized on a straight-line basis over the terms of the related leases.

The carrying value of capital assets is evaluated whenever significant events occur which may indicate a permanent impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

Other assets

Other assets consist of acquired and internally developed technology. Such technology is amortized on a straight-line basis over its estimated useful life ranging between three and ten years.

Goodwill

Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the underlying net identifiable assets acquired or liabilities assumed. Goodwill related to business combinations initiated or completed prior to July 1, 2001 is amortized on a straight-line basis over the estimated period of benefit ranging from three to twenty years. Goodwill related to business combinations initiated or completed after June 30, 2001 is not amortized.

The Company assesses the carrying value of goodwill for future recoverability on an annual basis by estimating the associated net undiscounted future cash flows. The amount of impairment loss, if any, is the excess of the carrying value over the estimated net undiscounted cash flows. Goodwill is written down for any impairment in value of the unamortized portion.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Tax credits

Research and development and other tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are accounted for as a reduction of related expenses in the period during which the expenditures are incurred, provided there is reasonable assurance of realization.

Stock-based compensation plans

The Company maintains stock-based compensation plans, which are described in note 12. No compensation expense is recognized for these plans when stock options or shares are issued to employees. Any consideration received from plan participants upon exercise of stock options or purchase of shares is credited to capital stock.

4 Business acquisitions

a) The Company effected a number of business acquisitions in 2001, 2000 and 1999. All of these business acquisitions have been accounted for using the purchase method. All references to cash purchase prices for these acquisitions are inclusive of any related acquisition costs. The net earnings of each of these acquired businesses have been included in the consolidated statements of earnings (loss) of the Company from the respective dates of acquisition. Unless otherwise noted, goodwill resulting from business acquisitions is not deductible for income tax purposes.

b) 2001 Acquisitions

On September 24, 2001, the Company acquired a 100% interest in Ezenet Corp. ("Ezenet"), a software development company which provides next generation wealth management, transaction processing and web based utilities for financial institutions, in exchange for total consideration amounting to $61,668,000, consisting of cash of $22,500,000 and the issuance of 5,758,831 common shares valued at $39,168,000.

During the year ended September 30, 2001, the Company also acquired 100% interests in 19 other companies ("Other"), which provide software and web site consultation and development, affinity programs and development and sales and marketing of Internet, wireless, human resources software, customer relationship applications and integration of information technology solutions in the financial sector, in exchange for total consideration amounting to $83,503,000, consisting of cash consideration of $5,417,000, a balance of purchase price of $27,507,000 and the issuance of 6,045,043 common shares valued at $50,579,000.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The share purchase agreement related to one of the other companies acquired during 2001 contains an earn-out clause providing for additional consideration of up to $6,500,000, payable in common shares of the Company, based on the level of revenues of one of the acquired companies' divisions for the year ending July 31, 2002. Subsequent to year-end, this clause was removed in consideration for which the Company has agreed to issue common shares with a fixed value of $3,575,000 in the future. The number of shares to be issued under this arrangement shall be determined by dividing $3,575,000 by the market price of the Company's common shares on the date the shares are issued. This amount will be accounted for as an additional cost of the acquisition in fiscal 2002.

Also, in connection with another acquisition, the Company is committed to pay up to $4,000,000 in additional consideration, payable by the issuance of common shares, based on the level of revenues and net earnings of the acquired company for the year ending September 7, 2002 and the two-year period ending September 7, 2003. Any amounts payable pursuant to this clause will be accounted for as an additional cost of the acquisition in the period in which the right to receive such payments is earned.

In addition, in connection with five of the business acquisitions effected in 2001, the Company has guaranteed the market price of certain shares pending release from escrow. Consequently, the Company has agreed to compensate the selling shareholders of these companies for any decrease in market value of the Company's common shares below a floor price equal to 75% of the issue price at specified future dates. In accordance with the terms of these guarantees, the market price of the Company's common shares shall be determined based on the average closing price on the Toronto Stock Exchange for periods of between 10 and 20 days preceding the date of release. Subsequent to year-end, the Company issued 303,743 common shares pursuant to the resolution of guarantees related to two of these acquisitions. In addition, as at September 30, 2001, there were an additional 1,750,573 issued and outstanding common shares, excluding those described above, with a weighted average guaranteed floor price of $6.04 per share, pending release from escrow pursuant to these guarantees. Until such shares are issued, the estimated dilutive effect of shares left to be issued at the end of each reporting period, determined based upon the current market price of the Company's shares, will be included in diluted earnings per share. The final issuance of these shares will not result in any adjustment to the cost of the related business acquisitions.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The 2001 acquisitions resulted in goodwill totalling $99,934,000 based the following allocations of the purchase price to the identifiable assets acquired and liabilities assumed:

	Ezenet	Other	Total
Current assets	35,063	29,494	64,557
Capital assets	1,589	4,704	6,293
Other assets	2,929	2,327	5,256
Total assets acquired	39,581	36,525	76,106
Current liabilities	4,019	25,532	29,551
Long-term debt and capital lease obligations	-	1,209	1,209
Future income taxes	-	109	109
Total liabilities assumed	4,019	26,850	30,869
Net identifiable assets acquired	35,562	9,675	45,237
Goodwill	26,106	73,828	99,934
Purchase price	61,668	83,503	145,171
Less:			
Common shares issued	39,168	50,579	89,747
Balance of purchase price payable in –			
Common shares to be issued	-	27,107	27,107
Cash	-	400	400
Cash and cash equivalents acquired	21,785	3,415	25,200
Cash paid net of cash and cash equivalents acquired	715	2,002	2,717

The Company is currently completing its final review and determination of the purchase price allocation with respect to business acquisitions completed in the fourth quarter of fiscal 2001. More specifically, there may be adjustments to acquired intangible assets, goodwill, amortization and future income taxes. Accordingly, the allocation of the purchase price is subject to revision based on the final determination of the fair values of intangible assets acquired, if any, pursuant to such acquisitions. The aggregate purchase price, net assets acquired and goodwill related to these acquisitions, as presented in these financial statements, amount to $94,987,000, $38,713,000 and $56,274,000, respectively.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

In connection with the 2001 acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees and relocation of the remaining employees of the acquired businesses. The restructuring and integration plan involves costs related to the intended abandonment and sub-lease of redundant premises, severance costs related to the termination of employees performing functions already available through the Company's existing structure and costs related to the relocation of remaining employees to existing premises occupied by the Company. A significant portion of these restructuring activities were completed in fiscal 2001 and were charged against the provisions. The balance of the provisions relates principally to idle leased facilities and other redundant operating lease costs to be paid out through 2005.

Following is a summary of the restructuring provisions established as well as the costs applied against such provisions during 2001:

	Premises leases	Employee termination costs	Employee relocation and other costs	Total
Provisions established at date of acquisition	2,804,000	2,931,000	2,088,000	7,823,000
Payments applied against provisions	487,000	2,432,000	882,000	3,801,000
Balance of provisions as at September 30, 2001	2,317,000	499,000	1,206,000	4,022,000

c) 2000 Acquisitions

On May 31, 2000, the Company acquired a 100% interest in SIBN Inc. ("SIBN") from National Bank of Canada ("National Bank"), which provides electronic business solutions and services and consulting services principally to National Bank, in exchange for a cash consideration of $3,654,000, a balance of purchase price of $1,300,000 and the issuance of 8,491,008 common shares valued at $220,766,000.

In 2000, the Company acquired a 100% interest in six companies and a 70% interest in another company, which provide consulting services and electronic business and Web integration solutions, in exchange for a total cash consideration of $5,318,000 and the issuance of 282,494 common shares valued at $6,603,000.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The 2000 acquisitions resulted in goodwill totalling $216,253,000 based on the following allocations of the purchase price to the identifiable assets acquired and liabilities assumed:

	SIBN (note 2)	Other (note 2)	Total (note 2)
Current assets	31,363	4,076	35,439
Capital assets	5,349	2,707	8,056
Future income taxes	1,552	-	1,552
Investments	10,079	-	10,079
Acquired technology	-	3,862	3,862
Other assets	2,250	43	2,293
	50,593	10,688	61,281
Current liabilities	28,593	5,047	33,640
Long-term debt and capital lease obligations	2,740	717	3,457
Future income taxes	-	1,347	1,347
Non-controlling interests	1,197	252	1,449
	32,530	7,363	39,893
Net identifiable assets acquired	18,063	3,325	21,388
Goodwill	207,657	8,596	216,253
Purchase price	225,720	11,921	237,641
Less:			
Common shares issued	220,766	6,603	227,369
Balance of purchase price payable	1,300	-	1,300
Cash and cash equivalents acquired	1,687	1,094	2,781
Cash paid net of cash and cash equivalents acquired	1,967	4,224	6,191

d) 1999 Acquisitions

On February 5, 1999, the Company acquired a 100% interest in Prosilog Ingénierie S.A. ("Prosilog"), which provides computer engineering, systems integration and information technology consulting services, in exchange for a cash consideration of FF27,514,704 ($7,075,000) and the issuance of 102,452 common shares valued at $3,085,000.

On April 1, 1999, the Company acquired a 100% interest in Groupe de Consultation en Management et Systèmes Informatiques MSI Inc. ("MSI"), which provides computer engineering and information technology consulting services, in exchange for a cash consideration of $9,257,000 and the issuance of 53,658 common shares valued at $1,392,000.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

On June 1, 1999, the Company acquired a 100% interest in Roy, Bourrassa & Associés Inc. ("RBA"), which provides services related to Web/e-commerce architecture, mainframe and client/server operations and support, as well as network implementation and management, in exchange for a cash consideration of $16,761,000 and the issuance of 211,538 common shares valued at $4,913,000.

On June 7, 1999, the Company acquired a 100% interest in Groupe Logispace S.A. ("Logispace"), which provides project and information management control and software package editing services, in exchange for a cash consideration of FF56,936,235 ($13,385,000) and the issuance of 58,267 common shares valued at $1,363,000.

On August 18, 1999, the Company acquired a 100% interest in each of Prism Consulting Services, Inc., a U.S. company, and Prism Consulting Services Inc., a Canadian company, (collectively, "Prism"), which provide enterprise resource planning solutions, systems architecture, network management and maintenance and project management services, in exchange for a total cash consideration of US$24,095,750 ($36,093,000).

During 1999, the Company acquired 100% interests in three other companies, which provide systems integration and information technology consulting services and recruitment of technology specialists services, in exchange for a total cash consideration of $8,241,000 and the issuance of 167,079 common shares valued at $3,032,000.

The 1999 acquisitions resulted in goodwill totalling $95,320,000 based on the following allocations of the purchase price to the identifiable assets acquired and liabilities assumed:

	Proslog (note 2)	MSI (note 2)	RBA (note 2)	Logispace (note 2)	Prism (note 2)	Other (note 2)	Total (note 2)
Current assets	4,220	3,064	6,104	7,393	9,624	3,866	34,271
Capital assets	13	605	410	123	259	236	1,646
Future income taxes	283	147	256	509	848	630	2,673
Other assets	29	154	-	69	34	10	296
	4,545	3,970	6,770	8,094	10,765	4,742	38,886
Current liabilities	2,966	3,658	2,374	6,113	8,316	5,629	29,056
Long-term debt and capital lease obligations	-	86	159	-	8	-	253
Other long-term liabilities	-	300	-	-	-	-	300
	2,966	4,044	2,533	6,113	8,324	5,629	29,609
Net identifiable assets acquired (liabilities assumed)	1,579	(74)	4,237	1,981	2,441	(887)	9,277
Goodwill	8,581	10,723	17,437	12,767	33,652	12,160	95,320
Purchase price	10,160	10,649	21,674	14,748	36,093	11,273	104,597
Less:							
Common shares issued	3,085	1,392	4,913	1,363	-	3,032	13,785
Cash and cash equivalents acquired	2,257	99	2,426	1,162	286	292	6,522
Cash paid net of cash and cash equivalents acquired	4,818	9,158	14,335	12,223	35,807	7,949	84,290

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

5 Accounts receivable

a) Accounts receivable comprise the following:

	2001	2000 (note 2)
Trade accounts (less allowance for doubtful accounts of $5,125,000 in 2001 and $3,939,000 in 2000)	85,465	64,255
Tax credits receivable	19,046	5,147
Note receivable (note 5 b))	-	1,988
Other	6,144	4,690
	110,655	76,080

b) On May 31, 2000, the Company acquired, through its acquisition of SIBN, a note receivable from National Bank. The note receivable was a result of the disposal by SIBN of an equity investment to National Bank. The interest rate on the note is dependent on the performance of the investment acquired by National Bank. This note was repaid in 2001.

6 Capital assets

Capital assets comprise the following:

	2001		2000 (note 2)	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Computer equipment	34,171	15,062	21,999	9,675
Software	6,363	3,268	4,808	1,820
Office furniture	11,045	3,340	5,214	2,145
Leasehold improvements	15,144	2,537	3,848	1,159
Other	640	458	583	333
	67,363	24,665	36,452	15,132
Net carrying amount		42,698		21,320

Capital assets includes assets under capital leases with a cost of $9,578,000 and accumulated amortization of $2,325,000 as at September 30, 2001 ($5,280,000 and $2,764,000, respectively, as at September 30, 2000).

COGNICASE Inc.

Notes to Consolidated Financial Statements
For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

7 Investments

	2001	2000 (note 2)
Investments in non-public companies, at cost		
Technologies Multipartn'rs Inc. ("TMI")	-	10,079
Other	1,701	1,658
	1,701	11,737
Investment in non-public company subject to significant influence		
Gestion Cactus Communications Internet Inc. ("GCCI")	-	694
Cactus Internet Inc. ("Cactus")		
Shares at cost	-	1,096
Share of net losses	-	(15)
	-	1,775
	1,701	13,512

On May 31, 2000, the Company acquired, through its acquisition of SIBN, 10,000,000 preferred shares of TMI with a dividend rate of 5.5%. These shares are cumulative and voting.

On February 29, 2000, the Company acquired 540,000 preferred shares of GCCI with a dividend rate of prime plus 1%, in exchange for a cash consideration of $103,355 and the issuance of 11,000 common shares valued at $539,000. These shares are non-cumulative and non-voting. GCCI is a holding company which holds 80% of the common shares of Cactus.

On February 29, 2000, the Company acquired 2,000,000 common shares of Cactus representing 20% of the common shares of Cactus in exchange for a cash consideration of $1,096,000. Cactus specializes in next-generation transactional wireless/Internet applications using Microsoft technologies.

During the fourth quarter of fiscal 2001, the Company recorded a write-off of investments totalling $12,781,000 which has been included in the statement of earnings (loss). This write-off relates mainly to the write-off of the Company's interests in TMI, GCCI and Cactus.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

8 Other assets

	2001	2000 (note 2)
Acquired and other technology (net of accumulated amortization of $94; 2000 – $379)	3,303	3,408
Acquired contract (net of accumulated amortization of $147 in 2000)	-	3,333
	3,303	6,741

In 2000, the Company acquired technology through a business combination. This technology relates to a software offering for the real estate industry. In addition, the Company acquired a contract to provide information technology outsourcing services to an unrelated third party for a period of ten years in exchange for 98,390 common shares valued at $3,480,000.

During 2001, the Company wrote off these assets resulting in a charge of $5,625,000 which has been included in the statement of earnings (loss).

9 Operating credit facilities

The Company has available two operating credit facilities providing for advances of up to a maximum aggregate amount of $25,000,000. Advances under these facilities may be drawn in Canadian or U.S. dollars and bear interest at relevant prime or base rates or margins over LIBOR. The credit facility agreements contain covenants stipulating that the Company maintain certain financial requirements.

10 Income taxes

a) The provision for (recovery of) income taxes is composed of the following:

	2001 (note 2)	2000 (note 2)	1999 (note 2)
Current	2,006	(658)	8,328
Future	(4,746)	1,748	6,041
	(2,740)	1,090	14,369
Presented as follows:			
Provision for (recovery of) income taxes	(2,072)	1,809	14,369
Reduction of amortization of goodwill	(668)	(719)	-

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The provision for future income taxes for the year ended September 30, 2001 includes a charge amounting to $1,759,000 (2000 – $268,000; 1999 – $1,860,000) related to previously unrecognized operating loss carryforwards of a subsidiary acquired in a previous year which were used during the year.

b) The reconciliation of the combined Federal and provincial statutory income tax rate to the Company's effective tax rate is detailed as follows:

	2001 %	2000 %	1999 %
Combined Canadian Federal and provincial statutory income tax rate	(44.9)	(45.6)	45.6
Change in Canadian Federal statutory income tax rate	0.2	(0.2)	-
Deduction for active income earned in Quebec	1.5	7.2	(3.4)
Unrecognized benefit of losses of subsidiaries	2.4	13.1	-
Previously unrecognized benefit of losses of subsidiaries – prior years	(12.3)	-	-
Amortization of non-tax deductible goodwill	37.2	58.7	6.8
Non-deductible portion of write-off of investments	8.1	-	-
Unrecognized benefit of unrealized capital loss on write-off of investments	1.5	-	-
Variation in statutory income tax rate of foreign subsidiaries	(3.0)	(11.0)	(5.0)
Tax credits not taxable provincially	(0.2)	(1.8)	(0.1)
Other permanent differences	3.7	(4.0)	1.5
Other	(2.2)	(6.1)	(3.5)
	(8.0)	10.3	41.9

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

c) The future income tax balances are summarized as follows:

	2001	2000 (note 2)
Future income tax assets		
Issuance of capital stock	1,489	1,679
Reserves and accruals	5,438	2,852
Canadian research and development expenses	817	-
Non-capital loss carryforwards of Canadian group companies	12,462	2,920
Capital loss carryforwards of Canadian group companies	348	-
Net operating loss carryforwards of U.S. subsidiaries	4,123	3,464
Operating loss carryforwards of European subsidiaries	4,985	3,785
Other	569	96
	30,231	14,796
Valuation allowance	(6,163)	(8,346)
Total future income tax assets	24,068	6,450
Future income tax liabilities		
Tax credits	5,410	2,235
Foreign exchange gain	-	422
Difference between financial statement value and tax basis of capital assets	998	1,528
Acquired technology	572	1,269
Total future income tax liabilities	6,980	5,454
Net future income tax assets	17,088	996
Presented as:		
Current future income tax asset	-	1,194
Long-term future income tax asset	18,520	-
Current future income tax liability	(1,432)	-
Long-term future income tax liability	-	(198)
	17,088	996

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

d) As of September 30, 2001, the Company and its Canadian subsidiaries had Federal non-capital loss carryforwards of $36,482,000 which expire through 2008 and provincial loss carryforwards of $17,296,000 in the Province of Quebec and $12,745,000 in the Province of Ontario. The Company recorded a future income tax benefit of $10,122,000 in the accounts regarding those non-capital loss carryforwards.

The Company's U.S. subsidiaries had net operating loss carryforwards in the United States of $10,909,000 which expire through 2021 and for which the future income tax benefit of $1,232,000 has been recorded in the accounts. The Company's French subsidiaries had net loss carryforwards of $10,235,000 which generally expire through 2005 and for which the future income tax benefit of $4,401,000 has been recorded in the accounts. In addition, the Company's British and German subsidiaries had operating loss carryforwards totalling approximately $1,369,000 and $398,000 respectively. These operating loss carryforwards have no expiration date. The benefit of these loss carryforwards has not been recognized in these financial statements.

11 Long-term debt

a) Long-term debt consists of the following:

	2001	2000 (note 2)
Note payable bearing interest at a rate of prime plus 2.5%, repaid in 2001	-	276
Lease loans bearing interest at 6.7%, repaid in 2001	-	596
Note payable, non-interest bearing, repayable through 2008	597	199
Loans bearing interest at rates between 7.58% and 7.98%, repayable through 2004	2,341	-
Capital lease obligations (note 11 c))	7,759	2,028
Other, bearing interest at rates of between prime rate plus 2% and 12.2%, repayable through 2004	637	356
	11,334	3,455
Less: Current portion	4,747	2,347
	6,587	1,108

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

b) The estimated aggregate amounts of capital repayments on long-term debt, excluding capital lease obligations, required to fully extinguish long-term debt are as follows:

2002	1,556
2003	1,247
2004	673
2005	25
2006	25
Thereafter	49

c) As at September 30, 2001, future minimum payments required under capital lease obligations are as follows:

Years ending September 30, 2002	3,692
2003	2,624
2004	2,005
2005	340
2006	9
	8,670
Less: Amounts representing interest (weighted average interest rate of 8.7%)	911
	7,759
Less: Current portion	3,191
	4,568

12 Capital stock

a) Authorized – unlimited as to number
Common shares
Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

b) Capital stock as at September 30, as disclosed on the balance sheets, consists of the following:

	2001	2000 (note 2)
Common shares issued and outstanding (note 12 c))	581,530	442,732
Common shares to be issued (note 12 d))	16,157	-
	597,687	442,732

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

c) The following table summarizes the capital stock activity since September 30, 1998:

	Common shares	
	Number of shares	**Amount** (note 2)
Balance as at September 30, 1998	12,485,588	95,185
Public offering of common shares	2,000,000	67,996
Exercise of employee stock options	362,616	4,771
Business acquisitions (note 4)	592,994	13,787
Other	48,599	860
Balance as at September 30, 1999	15,489,797	182,599
Exercise of employee stock options	389,313	6,517
Business acquisitions (note 4)	8,773,502	227,369
Private placement	800,000	20,000
Acquisition of investments and other assets	109,390	4,020
Other	89,122	2,227
Balance as at September 30, 2000	25,651,124	442,732
Exercise of employee stock options	12,925	79
Business acquisitions (note 4)	13,171,516	100,697
Public offering of common shares	4,025,000	31,829
Acquisition of capital assets	88,076	650
Other	703,160	5,543
Balance as at September 30, 2001	43,651,801	581,530

In 2001, the Company issued 73,010 common shares valued at $574,000 in exchange for financial services provided by a subsidiary of National Bank of Canada in connection with certain business acquisitions. These shares have been recorded at their market price as of the date of issuance and as an additional cost of the related business acquisitions.

In 2001, pursuant to the filing of a prospectus dated May 15, 2001, the Company issued 4,025,000 common shares in Canada for gross cash proceeds of $8.25 per share. The net proceeds to the Company amounted to $31,829,000 after deducting underwriting commissions and other expenses totalling $1,377,000, net of future income taxes of $844,000.

In 2000, the Company issued 86,390 common shares under the employee stock purchase plan for total cash consideration of $2,227,000.

COGNICASE Inc.

Notes to Consolidated Financial Statements
For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

In 1999, pursuant to the filing of a prospectus dated January 29, 1999, the Company effected a public offering of 2,000,000 common shares in Canada for gross cash proceeds of $35.11 per share. The net proceeds to the Company amounted to $67,996,000 after deducting underwriting commissions and other expenses totalling $2,224,000, net of future income taxes of $1,342,000.

In addition, in 1999, the Company issued 47,970 common shares under the employee stock purchase plan for a total cash consideration of $1,095,000.

d) During 2001, the Company committed to issue common shares as consideration for the balance of purchase price payable with respect to certain business acquisitions. Of the total of $27,107,000 to be paid by way of common shares, as at September 30, 2001, an amount of $10,950,000 had been settled, resulting in the issuance of 1,367,642 common shares. As at September 30, 2001, an amount of $16,157,000 remained to be paid by way of the issuance of common shares.

e) On April 29, 1997, the Company's Board of Directors adopted a stock option plan for its senior officers, directors and employees. An aggregate of 4,300,000 common shares are reserved for issuance under the plan. The maximum number of options which may be granted to any one employee of the Company within any one year may not exceed 5% of the number of shares issued and outstanding at the date of granting. The exercise price of options granted under the plan shall not be less than the market price per common share at the time of granting, market price being the closing price, in Canadian dollars, on The Toronto Stock Exchange of at least one board lot of the Company's shares on the last day on which trading occurred prior to the date such options are granted. Options granted under the plan generally expire ten years after the date of granting and vest over a three-year period.

In 2001, the Board of Directors approved a resolution increasing the aggregate number of shares reserved for issuance under the stock option plan from 3,300,000 to 4,300,000 common shares.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The following table summarizes the stock option activity under this plan:

	Number of options	Weighted average exercise price (note 2)
Beginning balance	1,985,440	15.07
Granted	335,523	20.01
Exercised	(362,616)	(13.36)
Forfeited	(498,477)	(12.53)
Balance as at September 30, 1999	1,459,870	17.55
Granted	771,950	24.54
Exercised	(389,313)	(16.19)
Forfeited	(144,309)	(18.63)
Balance as at September 30, 2000	1,698,198	21.25
Granted	1,822,200	10.88
Exercised	(12,925)	(6.09)
Forfeited	(577,941)	(18.36)
Balance as at September 30, 2001	2,929,532	15.43

The following table summarizes the stock options outstanding as at September 30, 2001:

	Options outstanding			Options currently exercisable	
Range of exercise prices	**Number outstanding**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number outstanding**	**Weighted average exercise price**
6.40 – 9.00	452,390	8.7	7.97	117,317	6.42
9.70 – 15.15	1,323,679	9.2	11.62	263,351	12.21
16.85 – 20.80	587,503	7.0	18.30	466,786	18.11
21.00 – 25.75	164,076	7.2	22.90	133,721	23.10
26.30 – 33.00	401,884	8.0	29.16	204,535	28.71
	2,929,532	8.4	15.43	1,185,710	18.03

As at September 30, 2000 and 1999, there were 622,362 and 449,578 options exercisable at weighted average exercise prices of $18.07 and $16.76, respectively.

COGNICASE Inc.

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

f) The Company maintains an employee stock purchase plan for the benefit of all full-time Canadian employees and eligible U.S. employees who elect to participate. The Company is authorized to issue up to 650,000 common shares under the plan. Under the terms of the plan, employees can choose to have up to 6% of their base salary withheld to purchase common shares of the Company. Employees may cease their participation in the plan, in which case they shall receive a full refund of any amounts contributed and not yet invested. The purchase price of shares under the plan shall be 90% of the market price of the Company's common shares on the purchase date. For purposes of the plan, the market price is defined as the average trading price of the Company's common shares on The Toronto Stock Exchange for the ten-trading-day period ending on the last business day before any purchase date. The purchase date is defined as the last business day of each month.

13 Research and development expenses and tax credits

a) Research and development expense is net of related tax credits totalling $5,738,000, $1,320,000 and $1,544,000 in 2001, 2000 and 1999, respectively.

b) Pursuant to a Quebec Government program aimed at assisting companies in the information technology and multimedia sectors, on August 29, 1998, the Company received a formal confirmation of its eligibility to receive supplementary tax credits through fiscal 2008. Such tax credits are generally earned at an annual rate of 40% of salaries paid to employees engaged in eligible activities, to a maximum annual refundable tax credit of $15,000 per eligible employee (60% to a maximum annual refundable credit of $25,000 prior to June 16, 1999). Cost of revenues is net of related multimedia tax credits totalling $14,897,000, $3,360,000 and $6,547,000 in 2001, 2000 and 1999, respectively.

14 Commitments

Future minimum annual payments required under operating leases as at September 30, 2001 are as follows:

Years ending September 30,	2002	16,859
	2003	15,180
	2004	12,432
	2005	9,808
	2006	7,488
	Thereafter	27,323

COGNICASE Inc.

Notes to Consolidated Financial Statements
For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

15 Financial instruments

a) Fair value

Cash and cash equivalents, temporary investments, accounts receivable, tax credits receivable, income taxes recoverable, note receivable, bank advances, and accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying value.

The fair value of long-term debt was determined by discounting future cash flows using rates that the Company could obtain for loans with similar terms, conditions and maturity dates. The fair value of long-term debt as at September 30, 2001 amounted to approximately $11,470,000. There was no significant difference between the fair value and the carrying value of long-term debt as at September 30, 2000.

b) Credit and concentration risk

Revenues from National Bank of Canada represented 19.8% and 10.2% of total revenues in 2001 and 2000, respectively. In 1999, there were no customers for which sales represented 10% or more of the Company's consolidated revenues.

Financial instruments which potentially subject the Company to credit risk consist principally of cash and cash equivalents, temporary investments and accounts receivable. The Company's cash and cash equivalents are maintained at major financial institutions and temporary investments consist of commercial paper issued by large creditworthy corporations; therefore, the Company considers the risk of non-performance on these instruments to be remote.

Except for National Bank, from which a significant portion of the Company's revenues are generated and from which approximately 12% of trade accounts receivable are due as at September 30, 2001, there is no particular concentration of credit risk as at September 30, 2001. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible.

c) Interest rate risk

As at September 30, 2001, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Between nil and 4%
Temporary investments	3.87%
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Bank advances	As described in note 9
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt and capital lease obligations	As described in note 11

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

16 Related party transactions

Details of related party transactions not otherwise disclosed in these financial statements are as follows:

	2001 (note 2)	2000 (note 2)
National Bank of Canada		
Amount due to (from)		
Accounts receivable	10,123	11,800
Accounts payable	955	2,903
Transactions		
Revenues	80,189	29,486
General and administrative expenses	12,393	4,088

All related party transactions occurred in the normal course of operations and have been measured at the exchange amount, which represents the amount of consideration agreed upon by the parties. There were no significant related party transactions in 1999.

17 Segmented information

The Company is managed, and performance is evaluated, based on three reportable segments, being IT Outsourcing and Integration, Web and Wireless Integration, and e-Commerce. The IT Outsourcing and Integration segment includes project management and consulting services in the areas of business process improvement, re-engineering, systems integration, as well as IT outsourcing and training. The Web and Wireless Integration segment is an e-Business unit which focuses on providing Web and wireless solutions and services as well as creating and promoting new Internet companies. It includes interactive integration, portal hosting and security, and portal performance management. The e-Commerce segment is an e-Business unit which comprises COGNICASE's e-commerce business and software assets related to the Internet and artificial intelligence. It includes electronic transaction processing solutions and services, personalized software, Internet catalog software and e-services Internet applications.

Accounting principles employed by each of these segments are consistent with those used to prepare the consolidated financial statements of the Company. Transactions between segments are recorded at the exchange value, which represents the amount of consideration agreed upon by the segments.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

The principal financial information for each of these segments for each of the years in the three-year period ended September 30, 2001 is as follows:

2001 (note 2)

	IT Outsourcing & Integration	e-Solutions: Web and Wireless Integration	e-Solutions: e-Commerce	Consolidated entries	Consolidated
Results of operations					
Revenue from external customers	257,084	39,601	108,827	-	405,512
Earnings (loss) from operations[a]	18,873	1,278	5,013	595	25,759
Earnings (loss) before write-off of investments and other assets, income taxes and amortization of goodwill	11,339	(1,001)	726	3,216	14,280
Write-off of investments and other assets					18,406
Provision for (recovery of) income taxes					(2,072)
Earnings (loss) before amortization of goodwill					(2,054)
Amortization of goodwill					29,257
Consolidated net earnings (loss)					(31,311)
Assets					
Segment assets	125,052	9,667	85,215	-	219,934
Goodwill					425,754
Income taxes recoverable					15,076
Future income taxes					18,520
Investments					1,701
Other assets					3,303
Consolidated assets					684,288

2000 (note 2)

	IT Outsourcing & Integration	e-Solutions: Web and Wireless Integration	e-Solutions: e-Commerce	Consolidated entries	Consolidated
Results of operations					
Revenue from external customers	227,217	15,075	45,463	-	287,755
Earnings (loss) from operations[a]	16,754	(2,443)	(604)	(1,649)	12,058
Earnings (loss) before write-off of investments and other assets, income taxes and amortization of goodwill	17,155	(4,074)	(3,857)	(4,091)	5,133
Write-off of investments and other assets					-
Provision for (recovery of) income taxes					1,809
Earnings (loss) before amortization of goodwill					3,324
Amortization of goodwill					14,990
Consolidated net earnings (loss)					(11,666)
Assets					
Segment assets	88,069	10,657	31,937	-	130,663
Goodwill					349,916
Income taxes recoverable					15,770
Future income taxes					1,194
Investments					13,512
Other assets					8,728
Consolidated assets					519,783

1999 (note 2)

	IT Outsourcing & Integration	e-Solutions: Web and Wireless Integration	e-Solutions: e-Commerce	Consolidated entries	Consolidated
Results of operations					
Revenue from external customers	192,058	1,005	24,008	-	217,071
Earnings (loss) from operations[a]	41,520	45	6,401	(4,269)	43,697
Earnings (loss) before write-off of investments and other assets, income taxes and amortization of goodwill	39,856	48	5,568	(6,055)	39,417
Write-off of investments and other assets					-
Provision for (recovery of) income taxes					14,369
Earnings (loss) before amortization of goodwill					25,048
Amortization of goodwill					5,127
Consolidated net earnings (loss)					19,921
Assets					
Segment assets	79,559	1,941	19,626	-	101,126
Goodwill					156,547
Income taxes recoverable					-
Future income taxes					3,981
Investments					312
Other assets					424
Consolidated assets					262,390

[a] Before amortization of capital and other assets, loss (gain) on foreign exchange, other expenses (income) and financial expenses (income).

303

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

Geographic information is detailed as follows:

	2001		2000		1999	
		(note 2)		(note 2)		(note 2)
	Revenue	Long-lived assets	Revenue	Long-lived assets	Revenue	Long-lived assets
Canada	298,815	403,463	176,989	321,665	144,750	84,570
United States	49,066	53,629	51,625	31,624	6,711	33,671
Europe						
France	40,181	34,509	37,362	37,657	40,791	47,509
Other Europe	13,943	375	15,092	325	21,039	523
Other	3,507	-	6,637	218	3,780	196
Total	405,512	491,976	287,705	391,489	217,071	166,469

Revenues have been allocated to geographic regions based on the location where the product or service is provided, which in most cases reflects the country of residence of the related customers.

18 Comparative figures

Certain comparative figures have been reclassified in order to comply with the new basis of presentation.

19 United States generally accepted accounting principles

a) As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP).

b) Change in reporting currency

As mentioned in note 2, the Company adopted the Canadian dollar as its reporting currency as of January 1, 2001. Under U.S. GAAP, the financial statements of all periods prior to the change in reporting currency are restated as if the Canadian dollar had always been the reporting currency. Under Canadian GAAP, the financial statements for all periods prior to the change in reporting currency are presented in the reporting currency using a translation of convenience method.

c) Accounting for stock-based compensation

Under U.S. GAAP, the Company has elected to continue to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

In connection with the SIBN acquisition in 2000 (note 4), the Company issued options to purchase 240,000 common shares of the Company to employees of SIBN. These options vest over a three-year period commencing on February 1, 2000. The exercise price of these options of $36.39 represented the fair value of the Company's common shares on February 1, 2000, being the date the significant terms and conditions of the acquisition were agreed to and announced. Under U.S. GAAP, the intrinsic value of these options as at the date of closing of the acquisition, being May 31, 2000, related to the future vesting period is treated as compensation cost. This stock-based compensation cost is amortized to expense over the remaining vesting period as of the date of closing. In addition, the excess of the fair value of these options at the date of closing over the intrinsic value related to the future vesting period is treated as an additional cost of the acquisition, resulting in additional goodwill and goodwill amortization over the estimated life of the goodwill of 20 years. Under U.S. GAAP, total compensation cost and additional cost of the acquisition amounted to $594,000 and $3,527,000 respectively. Under Canadian GAAP, no compensation cost or additional acquisition cost is calculated.

As at September 30, 2001, the balance of deferred stock-based compensation cost amounted to $300,000.

Under SFAS 123, "Accounting for Stock-Based Compensation", the Company is required to make pro forma disclosures of net earnings (loss), basic net earnings (loss) per share and diluted net earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option valuation model with the following weighted average assumptions: a risk-free interest rate of 5.30% (6.11% for 2000; 5.07% for 1999), an expected volatility of 70% per year, dividends of nil and an expected life of five years. The weighted average grant-date fair value of options granted during the years ended September 30, 2001, 2000 and 1999 was $6.68, $15.49 and $13.10, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

If the fair value based method had been used to account for stock-based compensation costs related to stock options issued to employees, the net earnings (loss) and related earnings (loss) per share figures under U.S. GAAP would be as follows:

	2001	2000	1999
Net earnings (loss) for the year in accordance with U.S. GAAP	(50,385)	(25,608)	11,376
Basic net earnings (loss) per share	$ (1.66)	$ (1.34)	$ 0.79
Diluted net earnings (loss) per share	$ (1.66)	$ (1.34)	$ 0.77

d) Net earnings (loss) per share

Under U.S. GAAP, the presentation of per share figures for earnings before amortization of goodwill is not permitted. In addition, under U.S. GAAP, amortization of goodwill would be included in the computation of earnings from operations.

e) Business acquisitions

Under U.S. GAAP, the value attributed to shares issued on a business acquisition is determined using the average market price of the shares issued for a reasonable period before and after the date the acquisition is publicly announced. Under Canadian GAAP, with respect to acquisitions initiated or completed prior to July 1, 2001, the value attributed to such shares was determined using the average market price of the shares issued for a reasonable period before and after the date of acquisition. For acquisitions initiated or completed subsequent to June 30, 2001, there is no difference between Canadian and U.S. GAAP.

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

f) Reconciliation to U.S. GAAP

The following summary sets out the material differences between the Company's reported net earnings (loss) and basic and diluted net earnings (loss) per share under Canadian GAAP as compared with U.S. GAAP:

	2001	2000	1999
Net earnings (loss) for the year in accordance with Canadian GAAP	(31,311)	(11,666)	19,921
Change in reporting currency	(104)	203	62
Amortization of goodwill	(2,265)	(1,145)	(312)
Stock-based compensation costs	(427)	(162)	-
Net earnings (loss) for the year in accordance with U.S. GAAP	(34,107)	(12,770)	19,671
Other comprehensive income (loss)			
Foreign currency translation adjustments	4,252	(2,675)	(1,505)
Comprehensive income (loss)	(29,855)	(15,445)	18,166
Basic net earnings (loss) per share in accordance with U.S. GAAP	$ (1.13)	$ (0.67)	$ 1.37
Diluted net earnings (loss) per share in accordance with U.S. GAAP	$ (1.13)	$ (0.67)	$ 1.33

g) The following are summary statements of earnings (loss) for the years ended September 30, 2001, 2000 and 1999 prepared in accordance with U.S. GAAP:

	2001	2000	1999
Revenues	407,231	282,708	217,756
Cost of revenues	282,230	209,620	131,373
Other operating expenses	143,217	82,998	51,964
Earnings (loss) from operations	(18,216)	(9,910)	34,419
Net earnings (loss)	(34,107)	(12,770)	19,671

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

h) The following summarizes the material differences between shareholders' equity accounts under Canadian GAAP versus U.S. GAAP:

	2001	2000
Capital stock (including common shares to be issued)		
Capital stock in accordance with Canadian GAAP	597,687	442,732
Change in reporting currency		
Current year	153	(367)
Cumulative effect of prior years	(7,737)	(7,370)
Value attributed to common shares issued on business acquisitions		
Current year	(1,155)	35,774
Cumulative effect of prior years	42,553	6,779
Capital stock in accordance with U.S. GAAP	631,501	477,548
Other capital		
Other capital in accordance with Canadian GAAP	-	-
Stock-based compensation costs		
Current year	427	162
Cumulative effect of prior years	162	-
Fair value of options issued in business acquisition	3,527	3,527
Other capital in accordance with U.S. GAAP	4,116	3,689
Accumulated other comprehensive income (loss)		
Cumulative translation adjustment in accordance with Canadian GAAP	(8,625)	(15,646)
Change in reporting currency		
Current year	(2,769)	6,844
Cumulative effect of prior years	10,866	4,022
Accumulated other comprehensive income (loss)	(528)	(4,780)
Retained earnings		
Retained earnings in accordance with Canadian GAAP	(7,294)	24,017
Change in reporting currency		
Current year	(104)	203
Cumulative effect of prior years	(409)	(612)
Stock-based compensation costs		
Current year	(427)	(162)
Cumulative effect of prior years	(162)	-
Amortization of goodwill		
Current year	(2,265)	(1,145)
Cumulative effect of prior years	(1,675)	(530)
Retained earnings in accordance with U.S. GAAP	(12,336)	21,771

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

i) The following are summarized balance sheets as at September 30, 2001 and 2000 prepared under U.S. GAAP:

	2001	2000
Current assets	192,312	129,069
Goodwill (net of accumulated amortization of $56,824; 2000 – $23,966)	466,739	396,430
Other long-term assets	66,222	41,823
Total assets	725,273	567,322
Current liabilities	95,257	66,597
Long-term liabilities	7,263	2,497
Total liabilities	102,520	69,094
Shareholders' equity	622,753	498,228
Total liabilities and shareholders' equity	725,273	567,322

The reconciliation of goodwill in accordance with Canadian GAAP and U.S. GAAP is as follows:

	2001		2000	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Goodwill in accordance with Canadian GAAP	478,638	52,884	372,073	22,157
Change in reporting currency	-	-	2,243	134
Value attributed to common shares issued on business acquisitions	41,398	3,705	42,553	1,616
Additional goodwill relating to fair value of options issued in business acquisition	3,527	235	3,527	59
	523,563	56,824	420,396	23,966
Net carrying amount		466,739		396,430

COGNICASE Inc.

Notes to Consolidated Financial Statements
For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

j) Under the Canadian GAAP, the statements of cash flows, which have been prepared on a basis consistent with International Accounting Standards, for the years ended September 30, 2001, 2000 and 1999 were translated into U.S. dollars using an exchange rate of CA$1.00 = US$0.6676. Under U.S. GAAP, the historical exchange rates on the dates of the cash flow activities would be used. The following are summary statements of cash flows under U.S. GAAP:

	2001	2000	1999
Cash flows from operating activities	6,680	(2,878)	8,810
Cash flows from financing activities	(28,530)	(16,762)	(85,119)
Cash flows from investing activities	41,142	24,157	63,504
Increase (decrease) in cash and cash equivalents	19,292	4,517	(12,805)
Effect of exchange rate changes on cash and cash equivalents	1,545	687	(4,062)
Cash and cash equivalents – Beginning of year	17,390	12,186	29,053
Cash and cash equivalents – End of year	38,227	17,390	12,186

COGNICASE Inc.

Notes to Consolidated Financial Statements

For each of the years in the three-year period ended September 30, 2001

(in Canadian dollars, except as otherwise noted, tabular amounts in thousands)

k) Accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". The impact of adopting these standards is expected to be substantially similar to the impact under Canadian GAAP (note 3), except that upon implementation of SFAS 142, any potential transitional impairment losses on goodwill will be charged to earnings. Due to the cumulative effects of differences between Canadian and U.S. GAAP as they relate to goodwill, the amount of such charge, if any, would be greater under U.S. GAAP.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not expect the impact of adopting this new standard to be material.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 140, which replaces SFAS 125, revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures. SFAS 140 is effective for fiscal years ending after December 15, 2000. The Company does not expect the impacts of this new standard to be material.

20 Subsequent events

On November 22, 2001, the Company's Board of Directors approved an increase in the number of shares reserved for issuance under the stock option plan from 4,300,000 to 6,000,000. On this same date, the Board of Directors also approved an increase in the number of shares reserved for issuance under the employee stock purchase plan from 650,000 to 2,000,000. Both of these changes are subject to the approval of the shareholders.

On December 1, 2001, the Company issued to certain officers, directors and employees options to purchase 281,625 common shares at an exercise price of $7.40 per share.

On December 6, 2001, the Company entered into a bought deal agreement with a syndicate of underwriters relating to the issuance of 4,000,000 common shares at a price of $10.10 per share. The underwriters have the option to purchase up to an additional 1,000,000 shares. This bought deal is subject to completion, and approval by regulatory authorities, of a final prospectus.

6

EXHIBIT NO. 6

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR FISCAL YEAR 2001

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's 2001, 2000 and 1999 audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

Effective with the publication of the second quarter 2001 results, the Company has changed its reporting currency to Canadian dollars from US dollars. The functional currency of the Company and each of its subsidiaries continues to be the local currency. The financial statements for all periods prior to January 1, 2001, have been presented in Canadian dollars in accordance with a translation of convenience method using the representative exchange rate at December 31, 2000, of CA$1.00 = US$0.6676. The translated amount for non-monetary items at December 31, 2000, became the historical basis for subsequent periods.

This change in reporting currency has been adopted due to a shift, over the past three years, in the composition of the Company's shareholder base. Following the Company's initial public offering in fiscal 1998, a significant portion of the publicly traded shares of the Company were held by U.S. residents. However, due to the numerous business acquisitions and public offerings effected in Canada over the past three years, substantially all of the Company's shareholders are now Canadian residents and substantially all of the trading volume of the Company's shares is effected through the Toronto Stock Exchange.

The Company's fiscal year end is September 30 and all amounts included herein are in Canadian dollars, unless specified otherwise.

Overview

COGNICASE Inc. (the "Company") provides information technology business solutions and software, including the implementation of integrated e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Forward-Looking Statements

The statements in this discussion that are not historical statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Furthermore, the Company has made in the past and may make in the future other written or oral forward-looking statements, including statements regarding future operating performance, short and long-term revenue and earnings growth, backlog and the value of new contract signings, and industry growth rates and its performance relative thereto. Any forward-looking statements may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside the Company's control, which could cause actual results to differ materially from such statements. These include, but are not limited to, the Company's ability to (i) successfully develop additional products and services and new applications for its existing products and services and otherwise respond to rapid changes in technology, (ii) successfully compete in its industry for customers and developers and other personnel with expertise in information technology, (iii) successfully identify and consummate acquisitions on favourable terms and integrate acquired businesses, (iv) successfully manage its growth and changing business, and (v) obtain contracts under its IS/IT and Preferred Supplier Agreement with the National Bank of Canada. The Company is not obligated to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Results of Operations

Revenues

In fiscal 2001, revenues increased 40.9% to $405.5 million, following a 32.5% increase to $287.7 million in fiscal 2000, from $217.1 million in fiscal 1999. This growth resulted primarily from the inclusion of the results of SIBN Inc., the National Bank of Canada's information technology subsidiary (the "National Bank's IT subsidiary") acquired on May 31, 2000, as well as from an overall increase in both the size and scope of projects worked on and businesses acquired.

Cost of Revenues

As a percentage of revenues, cost of revenues decreased to 69.3% for fiscal 2001, from 74.1% for fiscal 2000, reflecting the increase in the utilization rate of resources and the change in the overall cost structure related to the expansion of the e-Solutions business units, which have a higher contribution margin. The Company also benefited from increased tax credits on salaries, pursuant to a Quebec Government program aimed at assisting companies operating in the information technology and multimedia sectors, due to an increased number of eligible employees following business acquisitions and organic growth. In fiscal 1999, cost of revenues was 60.3% due to stronger IT market conditions for consulting and systems integration.

Selling and Administrative Expenses

As a percentage of revenues, selling and administrative expenses increased to 21.1% in fiscal 2001, from 17.1% in fiscal 2000 and 17.2% in fiscal 1999. This increase in fiscal 2001 is largely due to higher investment in management infrastructure resulting from the SIBN transaction and other business acquisitions, as well as ongoing investment in sales and marketing activities in the e-Solutions business units and certain geographic markets.

Research and Development Expenses (R&D)

R&D expenses, net of tax credits, were stable at $13.2 million in fiscal 2001, compared to $13.1 million in fiscal 2000 and $5.0 million in fiscal 1999. Gross R&D expenses totalled $19.0 million in fiscal 2001, representing 4.7% of revenues, compared to $14.5 million and 5.0% of revenues in fiscal 2000, and $6.5 million and 3.0% of revenues in fiscal 1999, reflecting sustained development of the Company's transactional services technology platform and e-commerce related products in fiscal 2000 and 2001. The increase in gross R&D expenses in fiscal 2001 was compensated by higher tax credits.

Amortization of Capital and Other Assets

Amortization of capital and other long-term assets was $11.2 million for fiscal 2001, an increase of $6.0 million compared to $5.2 million in fiscal 2000 and $3.8 million in fiscal 1999, representing 2.8% of revenues compared to 1.8% in 2000 and 1.7% in 1999. The increase in fiscal 2001 was due primarily to purchases of computer equipment and software to support business growth as well as business acquisitions and capital expenditures related to the Company's new head office in Montreal, new office in Quebec City and state-of-the-art Application Services Technology Centre in Montreal.

Write-off of Long-Term Investments and Other Assets

Based on its current assessment of the economic value of its long-term assets, the Company recorded a write-off of long-term investments and other assets totalling $18.4 million during the fourth quarter of fiscal 2001.

The long-term investments write-off of $12.8 million relates mainly to a minority interest in Technologies Multipartn'rs (TMI) inc., a privately held IT consulting firm that filed bankruptcy proceedings in October 2001. This minority interest was inherited by the Company as part of its acquisition of National Bank's IT subsidiary in May 2000. All investments written off were passive and not related to the ongoing operations of the Company.

The Company also recorded a write-off of other assets in the amount of $5.6 million for which net realizable value was determined to be less than their carrying value. These assets consisted of acquired technology and contracts.

Provision for (Recovery of) Income Taxes

The Company's effective income tax recovery rate was 8.0% in fiscal 2001, compared to tax provision rates of 10.3% in fiscal 2000 and 41.9% in fiscal 1999. As detailed in note 10 b) to the consolidated financial statements, the effective income tax recovery rate for fiscal 2001 was reduced by non-tax-deductible amortization of goodwill and write-off of long-term investments, and increased by the recognition of the benefit of prior years' losses of certain subsidiaries. Due to recent business acquisitions and ongoing reorganization of Canadian operations, the Company expects to be in a position to benefit from substantially all of its current and prior years' losses. In fiscal 2000, the effective tax rate was reduced by non-tax-deductible amortization of goodwill and unrecognized benefit of current losses of subsidiaries, and increased following a variation in statutory income tax rates of foreign subsidiaries.

Amortization of Goodwill

Amortization of goodwill, net of future income taxes, increased by $14.3 million to $29.3 million in fiscal 2001, compared to $15.0 million in fiscal 2000 and $5.1 million in fiscal 1999, due to business acquisitions. As a percentage of revenues, amortization of goodwill (net of future income taxes) increased to 7.2% in fiscal 2001 from 5.2% in 2000 and 2.4% in fiscal 1999.

In July 2001, CICA issued Handbook Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of Section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The Company intends to adopt this section effective October 1, 2001.

The adoption of Section 3062 will allow the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001, and will reduce annual goodwill amortization by approximately $29.9 million ($29.3 million net of future income taxes). Moreover, the Company will implement a new goodwill impairment methodology and any potential transitional impairment losses on goodwill determined upon adoption of this new methodology will be charged to retained earnings (deficit).

Due to the introduction of these new sections, the Company is currently completing its final review and determination of the purchase price allocation, with respect to business acquisitions completed in the fourth quarter of fiscal 2001. More specifically, there may be adjustments to acquired intangible assets, goodwill, amortization and future income taxes. Accordingly, the allocation of the purchased price is subject to revision based on the final determination of the fair values of intangible assets acquired pursuant to such acquisitions. These purchase price allocations will be completed concurrently with the implementation of Section 3062 during fiscal 2002.

Net Earnings (Loss)

Net loss increased to $31.3 million, from $11.7 million in fiscal 2000 and net earnings of $19.9 million in fiscal 1999. The increase in losses is attributable to the unusual write-off of long-term investments and other assets ($18.4 million in 2001) as well as increased amortization of goodwill ($29.3 million, $15.0 million and $5.1 million, net of income taxes, in 2001, 2000 and 1999 respectively). As discussed earlier, amortization of goodwill will be reduced to nil starting with fiscal 2002. Earnings before write-off of long-term investments and other assets and amortization of goodwill (cash net earnings) increased to $10.8 million ($0.34 per share basic and diluted) in fiscal 2001, from $3.3 million ($0.17 per share basic and diluted) in fiscal 2000 and $25.0 million ($1.74 per share basic and $1.69 diluted) in 1999.

Consistent with industry practice, the Company reports cash net earnings since this is a more accurate measure of performance than net earnings.

In accordance with United States generally accepted accounting principles ("GAAP"), net loss was $34.1 million in fiscal 2001, compared to $12.8 million in fiscal 2000 and net earnings of $19.7 million in fiscal 1999. Differences between Canadian GAAP and United States GAAP arise mainly from different accounting treatments of goodwill amortization and stock-based compensation costs.

Segment Results

During 2001, the Company operated under three reportable segments. Revenues for the IT Outsourcing and Integration segment increased 13.1% to $257.1 million in fiscal 2001, compared to $227.2 million in fiscal 2000 and $192.1 million in fiscal 1999. The higher revenues are due mainly to acquisitions completed in 2001 and the impact of businesses acquired during 2000 and 1999, for which the Company benefited from a 12-month contribution in the following fiscal years. Earnings from operations increased to $18.9 million in 2001 from $16.8 million in 2000, representing 7.3% of revenue in fiscal 2001 and 7.4% in fiscal 2000. In fiscal 1999, earnings from operations amounted to $41.5 million, or 21.6% of revenues, due to stronger IT market conditions for consulting and systems integration.

The Company's e-Solutions units, Web/Wireless Integration and e-Commerce, reported combined revenues of $148.4 million in fiscal 2001, compared to $60.5 million in fiscal 2000 and $25.0 million in 1999. Revenue growth represented 145.4% in 2001 and 141.8% in 2000, reflecting internal growth as well as contribution from business acquisitions. These two segments recorded earnings from operations of $6.3 million in 2001 compared to a loss from operations of $3.0 million in 2000 and earnings from operations of $6.4 million in 1999. This improvement was due mainly to the increase in the revenue base and effective management of resources in fiscal 2001, following business integration expenses in 2000.

Effective October 1, 2001, the Company has reorganized into two operating units: Processing Services and Outsourcing, and Solutions and Expertise. The objective of this reorganization is to fully align the operating structure with its current business model and evolving market trends.

The Processing Services and Outsourcing unit will include business process outsourcing, application development outsourcing, and financial processing services and solutions. The business process outsourcing services will focus on providing enterprise resource and relationship management, including payroll, human resources and time management solutions, as well as on customer relationship management and electronic bill presentment and payment solutions. The application development outsourcing services will draw on the complementary nature of its project delivery and sales force expertise to provide application outsourcing, e-commerce applications and business intelligence solutions. The financial processing services and solutions will include financial software products, as well as secure hosting and network and telecommunications infrastructure.

The Solutions and Expertise unit will provide project-oriented consulting and systems integration and services. The new reorganization will be reflected in the Company's financial reporting beginning with the first quarter results for fiscal 2002.

Liquidity and Capital Resources

As at September 30, 2001, the Company has a strong balance sheet with cash, cash equivalents and temporary investments totalling $48.3 million, and working capital of $96.8 million, compared to $17.3 million and $62.1 million respectively at the end of fiscal 2000.

In fiscal 2001, operating activities generated net cash of $6.7 million, compared to $2.9 million used in fiscal 2000, reflecting the growth of cash earnings. Favourable market conditions resulted in a net cash inflow from operations of $8.8 million in fiscal 1999.

Investing activities used cash of $28.4 million in fiscal 2001, compared to $17.1 million for the same period last year. Investing activities consisted of the purchase of capital assets for $25.0 million, primarily related to the Company's new head office premises in Montreal, new office in Quebec City and state-of-the-art Application Services Technology Centre in Montreal. Business acquisitions completed by the Company in fiscal 2001 have made a moderate contribution to current revenues and cash earnings. In fiscal 1999, $84.9 million was used in investing activities, primarily for business acquisitions. Information about the businesses acquired is contained in Note 4 to the consolidated financial statements.

Financing activities generated $41.1 million in fiscal 2001, compared to $24.6 million in 2000 and $63.3 million in 1999. During fiscal 2001, the Company completed a public offering of 4,025,000 common shares at a price of $8.25 per share for gross proceeds of approximately $33.2 million. The Company also financed part of its new capital expenditures with net cash inflow relating to long-term debt of $6.3 million. Prior years' financing activities consisted mainly of issuance of capital stock.

The Company has never declared or paid dividends and currently intends to continue to reinvest its earnings in development and growth.

The Company considers that the cash generated from operations, current cash and cash equivalents and existing credit facilities of $25.0 million will be sufficient to meet operating requirements throughout fiscal 2002. In the longer term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financings.

In this regard, on December 6, 2001, the Company entered into a bought deal agreement with a syndicate of underwriters relating to the issuance of 4,000,000 common shares at a price of $10.10 per share. The underwriters have the option to purchase up to an additional 1,000,000 shares. This bought deal is subject to completion, and approval by regulatory authorities, of a final prospectus.

Risks and Risk Management

The IT services and products industry is highly competitive and is characterized by rapid technological change, shifting client preferences and new product development. The Company's strategy is to develop emerging specialty practices to fuel its growth and compensate for the maturity of certain activities.

The Company's growth has been based on strong internal expansion and strategic acquisitions. Acquired businesses must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the Canadian dollar relative to foreign currencies are not expected to have a material adverse effect on operating results. The Company also intends to hedge currency risks in the future.

The Company has historically offered and will continue to offer a portion of its business solutions to customers on fixed-price, fixed-time frame contracts. These contracts generally may not be terminated unilaterally by the Company. Although the Company often relies on its proprietary tools and methodologies and its past project experience to reduce the risks associated with estimating, planning and performing the fixed-price projects, the Company generally bears the risk of cost overruns and inflation on these projects.

318

EXHIBIT NO. 7

MANAGEMENT PROXY CIRCULAR

COGNICASE

Management Proxy Circular

Except as otherwise indicated, all dollar amounts set forth herein are expressed in Canadian dollars.

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation by the management of COGNICASE Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held on Tuesday, February 12, 2002, at the place and time and for the purposes set forth in the foregoing Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") and at any and all adjournments thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation is borne by the Corporation.

Appointment of Proxy

A shareholder may appoint a person who need not be a shareholder, other than the persons designated in the enclosed form of proxy (both of whom are directors of the Corporation), to represent him at the Meeting either by striking out the names printed in the form of proxy and inserting such other person's name in the blank space provided therein, or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporate Secretary of the Corporation, c/o National Bank Trust Inc., Transfer Services, 1100 University Street, 9th Floor, Montreal, Quebec, Canada H3B 2G7, not less than twenty-four hours before the time fixed for the Meeting or any adjournment thereof at which the proxy is to be used.

Revocation of Proxy

A shareholder who has given a proxy may revoke it (a) by instrument in writing executed by him or by his attorney authorized in writing, and deposited either (i) at the registered office of the Corporation located at 111 Duke Street, 9th Floor, Montreal, Quebec, Canada H3C 2M1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation must be executed by a duly authorized officer or attorney thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy are directors of the Corporation and will vote the common shares in respect of which they are appointed in accordance with the instructions of the shareholders appointing them. **If no instructions are given, the shares represented by such proxies will be voted FOR the election as directors of the persons named under the heading "Election of Directors", FOR the resolution approving an amendment to the Corporation's Employee Share Purchase Plan (the "ESPP"), FOR the resolution approving an amendment to the Corporation's Senior Officers, Directors and Employees Amended and Restated Stock Option Plan (the "Stock Option Plan") and FOR the appointment as auditors of the firm named under the heading "Appointment of Auditors". The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting.** As of the date hereof, the management of the Corporation knows of no such amendment, variation or other business to come before the Meeting.

Voting Rights

As at December 17, 2001, there were 46,822,394 common shares of the Corporation issued and outstanding. Each holder of common shares is entitled to one vote at the Meeting for each common share registered in his name at the close of business on January 8, 2002.

Ownership of Common Shares

As at December 17, 2001, to the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all the common shares of the Corporation is National Bank of Canada (the "Principal Shareholder"), as follows:

Name of beneficial owner	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised	Percentage of voting rights represented by the number of common shares so owned, controlled or directed
National Bank of Canada	9,450,187	20.18%

As at December 17, 2001, directors and officers of the Corporation, as a group, owned beneficially, directly or indirectly, 2,586,810 common shares representing approximately 5.52% of the issued and outstanding common shares of the Corporation.

Election of Directors

The Articles of the Corporation provide that the Board of Directors of the Corporation (the "Board of Directors" or the "Board") shall consist of not less than three and not more than ten directors. The directors are elected annually by the shareholders of the Corporation although the directors may, from time to time, appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the previous Annual Meeting of Shareholders. It is proposed by the management of the Corporation that eight directors be elected for the current year. Each director elected will hold office until the next Annual Meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated.

Unless otherwise instructed by the shareholder, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, all of whom are currently members of the Board of Directors. Mr. Bruno Ducharme is not seeking re-election as a director of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Nominees for Election as Directors

Name and Municipality of Residence	Current Position in the Corporation	Principal Occupation	Served as Director Since	Number of common shares of the Corporation beneficially owned or over which control or direction is exercised as at December 17, 2001[1]
CLAUDE BOIVIN Montreal, Quebec	Director	President and Chief Executive Officer Quebec Blue Cross and Ontario Blue Cross (provider of individual and group healthcare insurance, travel insurance and assistance)	1999	—
RONALD BRISEBOIS Longueuil, Quebec	President, Chief Executive Officer and Chairman of the Board	President, Chief Executive Officer and Chairman of the Board COGNICASE Inc.	1991	2,146,833
J.V. RAYMOND CYR, O.C., LL.D.[2][3] Montreal, Quebec	Director	Chairman of the Board Polyvalor Inc. (telecommunications company)	1997	2,000
PIERRE DES MARAIS II[2][3] Saint-Faustin, Quebec	Director	President Gestion PDM Inc. (management company)	1998	600
ANDRÉ DUQUENNE[2][3] Montreal, Quebec	Director	Senior Vice-President T2C2 Info (venture capital fund company)	1994	500
MONIQUE LEFEBVRE Montreal, Quebec	Director	Chair of the Transition Committee Montreal Transition Committee	2000	—
The Right Honorable BRIAN MULRONEY, P.C., C.C., LL.D. Montreal, Quebec	Director	Senior Partner Ogilvy Renault (law firm)	1999	500
RÉAL RAYMOND Montreal, Quebec	Director	President, Personal and Commercial Bank National Bank of Canada (Canadian chartered bank)	2000	—

(1) The information as to common shares beneficially owned, not being within the knowledge of management, has been furnished by the respective directors individually.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance and Compensation Committee.

During the past five years, each of the above nominees has occupied the position indicated opposite his or her name or another position in the same firm or corporation or an affiliate thereof, or was elected to his or her present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by a proxy circular containing information in respect of all principal occupations or employments held by the nominee within the five preceding years.

Amendment to Employee Share Purchase Plan

On November 22, 2001, the Board of Directors approved certain amendments to the ESPP (the principal terms and conditions of which are summarized hereinafter under the heading "Executive Compensation – Corporate Governance and Compensation Committee Report on Executive Compensation – Employee Share Purchase Plans"), including the reservation of an additional 1,350,000 common shares for issuance under the ESPP.

The maximum number of common shares issuable under the ESPP was previously 650,000 common shares, such number representing approximately 1.39% of the total number of common shares issued and outstanding on December 17, 2001. The proposed reservation of an additional 1,350,000 common shares for issuance under the ESPP would increase the number of common shares reserved for issuance thereunder to 2,000,000 common shares, or approximately 4.27% of the total number of common shares issued and outstanding on December 17, 2001.

As at December 17, 2001, 600,852 common shares had been issued under the ESPP, a further 49,148 common shares remaining available for issuance. Since the creation of the ESPP in April 1998, the Corporation's continued expansion has resulted in the hiring of several additional officers and employees who are eligible to participate in the ESPP. The Board of Directors considers it appropriate to increase the number of common shares issuable under the ESPP by 1,350,000 common shares, or approximately 2.88% of the total number of issued and outstanding shares of the Corporation as at December 17, 2001, to provide an additional incentive to officers and employees by giving them an opportunity to better participate in the Corporation's future success through increased stock ownership.

Given the proposed increase in the aggregate number of shares reserved for issuance under the Stock Option Plan (as further discussed below under the heading "Amendment to Stock Option Plan") and under the ESPP, the proposed amendment to the ESPP to so increase the number of common shares reserved for issuance thereunder requires the approval of a majority of the votes cast at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider, and if deemed appropriate, pass the following resolution:

> "Resolved that the Corporation's Employee Share Purchase Plan ("ESPP"), as amended to increase the number of common shares issuable under the ESPP to 2,000,000 common shares, be and it is hereby approved, and that the listing and reservation of an additional 1,350,000 common shares for issuance under the ESPP be approved and ratified."

Amendment to Stock Option Plan

On November 22, 2001, the Board of Directors approved certain amendments to the Stock Option Plan (the terms and conditions of which are described hereinafter under the heading "Executive Compensation – Stock Option Plan"), including the reservation of an additional 1,700,000 common shares for issuance under the Stock Option Plan.

The maximum number of common shares that are issuable under the Stock Option Plan is currently 4,300,000 common shares, such number representing approximately 9.18% of the total number of common shares issued and outstanding on December 17, 2001. The proposed reservation of an additional 1,700,000 common shares for issuance under the Stock Option Plan would increase the number of common shares reserved for issuance thereunder to 6,000,000 common shares, or approximately 12.81% of the total number of common shares of the Corporation issued and outstanding on December 17, 2001, which percentage is in keeping with the practice of corporations of comparable size operating in similar business sectors.

Under the Stock Option Plan, there were as of December 17, 2001 still available for issuance, options to purchase an aggregate of 79,246 common shares out of the maximum 4,300,000 common shares permitted to be issued thereunder. In light of the foregoing, and given that (i) since the most recent increase in the number of common shares reserved for issuance under the Stock Option Plan, which was approved by the Corporation's shareholders at the last Annual and Special Meeting of Shareholders held on February 13, 2001, (a) the number of common shares issued and outstanding has increased (mainly as a result of common shares being issued in consideration of acquisitions made by the Corporation and upon the completion of two public offerings by the Corporation of its common shares since that date), and (b) the Corporation's continued expansion has resulted in the hiring of several additional officers and key employees who are eligible to participate in the Stock Option Plan, and (ii) the Board considers grants of options to existing eligible participants on a continuous basis, in accordance with the Corporation's total compensation policy described under the heading "Executive Compensation – Corporate Governance and Compensation Committee Report on Executive Compensation", the Board of Directors therefore considers it appropriate to increase the number of common shares issuable upon the exercise of options granted under the Stock Option Plan by 1,700,000 common shares, or approximately 3.63% of the total number of issued and outstanding shares of the Corporation as at December 17, 2001.

Amending the Stock Option Plan to so increase the number of common shares reserved for issuance thereunder requires the approval of a majority of the votes cast at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider, and if deemed appropriate, pass the following resolution:

> "Resolved that the Corporation's Senior Officers, Directors and Employees Amended and Restated Stock Option Plan (the "Stock Option Plan"), as amended to increase the number of common shares issuable under the Stock Option Plan to 6,000,000 common shares, be and it is hereby approved, and that the listing and reservation of an additional 1,700,000 common shares for issuance under the Stock Option Plan be approved and ratified."

Compensation of Directors

During its most recently completed financial year, all directors of the Corporation, except for Mr. Ronald Brisebois, who did not receive any compensation in his capacity as director, received an annual retainer fee of $10,000 as well as attendance fees of $500 per Board or Committee meeting as compensation for services rendered as directors.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table below shows certain compensation information for the President and Chief Executive Officer and the four most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended September 30, 2001, 2000 and 1999. This information includes the base salaries, bonus awards, the number of options granted and certain other compensation.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Other Annual Compensation ($) (2)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation ($) (3)
Ronald Brisebois President, Chief Executive Officer and Chairman of the Board	2001	500,000	250,000	89,423	80,000	Nil	Nil	708
	2000	400,000	200,000	-	-	Nil	Nil	-
	1999	300,000	150,000	-	-	Nil	Nil	1,377
Thomas A. Gordon (4) Executive Vice-President, Solutions & Experise, U.S.A.	2001	375,601	-	-	50,000	Nil	Nil	-
	2000	191,487	-	-	10,000	Nil	Nil	-
	1999	-	-	-	-	-	-	-
Vincent Rouaix (5) Executive Vice-President, Solutions & Expertise, France & Benelux	2001	238,794	18,200	-	10,000	Nil	Nil	-
	2000	220,641	-	-	-	Nil	Nil	-
	1999	79,641	-	-	-	Nil	Nil	-
John Valentini (6) Executive Vice-President and Chief Financial Officer	2001	220,064	50,000	-	70,000	Nil	Nil	-
	2000	80,208	-	-	50,000	Nil	Nil	301
	1999	-	-	-	-	-	-	-
Claude Rivard Executive Vice-President, Solutions & Outsourcing Unit	2001	185,253	50,000	22,388	20,000	Nil	Nil	200
	2000	160,000	50,000	-	-	Nil	Nil	-
	1999	160,000	50,000	-	10,000	Nil	Nil	-
Arnold Pellegrinelli (7)	2001	300,062	-	-	-	Nil	Nil	-
	2000	299,581	-	-	-	Nil	Nil	-
	1999	36,240	-	-	15,000	Nil	Nil	-

(1) Based on compensation actually paid to the Named Executive Officer during the financial year and not on his gross annual salary.
(2) *The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.*
(3) The amounts shown under this item represent the employer's contribution to the purchase of common shares of the Corporation by the Named Executive Officer under the ESPP.
(4) Mr. Gordon joined the Corporation in December 1999.
(5) Mr. Rouaix joined the Corporation as a result of the acquisition by the Corporation of Groupe Logispace S.A. in June 1999.
(6) Mr. Valentini joined the Corporation in March 2000.
(7) Mr. Pellegrinelli, formerly President of COGNICASE U.S.A., Inc., left the Corporation at the expiry of the term of his employment agreement in August 2001.

Options Granted During the Most Recently Completed Financial Year

The table below shows information regarding grants of stock options to purchase common shares of the Corporation made to the Named Executive Officers under the Stock Option Plan during the financial year ended September 30, 2001.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
Ronald Brisebois	30,000	1.60%	$12.25	$12.25	2010-11-30
	50,000	2.67%	$10.40	$10.40	2011-02-28
Thomas A. Gordon	50,000	2.67%	$8.90	$8.90	2011-05-31
Vincent Rouaix	10,000	0.53%	$12.25	$12.25	2010-11-30
John Valentini	30,000	1.60%	$12.25	$12.25	2010-11-30
	40,000	2.14%	$10.40	$10.40	2011-02-28
Claude Rivard	20,000	1.07%	$12.25	$12.25	2010-11-30
Arnold Pellegrinelli	Nil	Nil	Nil	Nil	N/A

Options Exercised in Last Completed Financial Year

The table below shows, for each of the Named Executive Officers, (a) the number of options, if any, exercised during the financial year ended September 30, 2001, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying common shares on the exercise date and the exercise price of the option, (c) the total number of unexercised options, if any, held at September 30, 2001 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise price of the options and the market value of the common shares of the Corporation on September 28, 2001, which was $4.90 per share.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2001 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at September 30, 2001 ($) Exercisable/Unexercisable
Ronald Brisebois	Nil	Nil	45,313 / 66,667	Nil
Thomas A. Gordon	Nil	Nil	5,000 / 55,000	Nil
Vincent Rouaix	Nil	Nil	1,667 / 8,333	Nil
John Valentini	Nil	Nil	28,335 / 91,665	Nil
Claude Rivard	Nil	Nil	10,000 / 18,332	Nil
Arnold Pellegrinelli	Nil	Nil	Nil	Nil

Employment Agreements

The Corporation has entered into employment agreements with the following Named Executive Officers:

Ronald Brisebois. Mr. Brisebois, President, Chief Executive Officer and Chairman of the Board, has no written employment agreement with the Corporation. Mr. Brisebois is paid an annual salary of $500,000 for the duration of his employment, which is subject to review in accordance with the Corporation's policies. In addition to his annual salary, the Corporation has agreed to pay Mr. Brisebois a bonus equal to 50% of his annual salary for the fiscal year ended September 30, 2001.

In addition, pursuant to a Special Retention Program approved by the Board of Directors on November 22, 2001 (the "Special Retention Program"), Mr. Brisebois will receive (i) a severance payment equal to 36 months of his annual compensation in the event his employment is terminated following a change of control of the Corporation, and (ii) a bonus equal to 18 months of his base salary if he agrees not to terminate his employment for a period of six months following a change of control. Subject to certain qualifications, the term "change of control" is defined in the Special Retention Program as a person acquiring securities representing at least 35% of the voting rights attached to securities of the Corporation.

Thomas A. Gordon. Mr. Gordon, Executive Vice-President, Solutions & Expertise, U.S.A., entered into an employment agreement with COGNICASE U.S.A., Inc. in December 1999. Pursuant to the terms and conditions of such agreement, Mr. Gordon is paid an annual salary of US$225,000 for the duration of his employment, which is subject to review in accordance with the Corporation's policies.

In addition, pursuant to the Special Retention Program, Mr. Gordon will receive a severance payment equal to 30 months of his annual compensation in the event his employment is terminated in the circumstances contemplated in the Special Retention Program following a change of control of the Corporation.

Vincent Rouaix. Mr. Rouaix, Executive Vice-President, Solutions & Expertise, France & Benelux, entered into an employment agreement with the Corporation in June 1999. Pursuant to the terms and conditions of such agreement, Mr. Rouaix is paid an annual salary of FFR1,200,000, comprised of both a fixed and a variable portion, for the duration of his employment, which is subject to review in accordance with the Corporation's policies.

In addition, pursuant to the Special Retention Program, Mr. Rouaix will receive a severance payment equal to 30 months of his annual compensation in the event his employment is terminated in the circumstances contemplated in the Special Retention Program following a change of control of the Corporation.

John Valentini. Mr. Valentini, Executive Vice-President and Chief Financial Officer, entered into an employment agreement with the Corporation in March 2000. Pursuant to the terms and conditions of such agreement, Mr. Valentini is paid an annual salary of $250,000 for the duration of his employment, which is subject to review in accordance with the Corporation's policies. In addition to his annual salary, the Corporation has agreed to pay Mr. Valentini a bonus of $50,000 for the fiscal year ended September 30, 2001.

In addition, pursuant to the Special Retention Program, Mr. Valentini will receive (i) a severance payment equal to 30 months of his annual compensation in the event his employment is terminated following a change of control of the Corporation, and (ii) a bonus equal to 18 months of his base salary if he agrees not to terminate his employment for a period of six months following a change of control. A severance payment equal to two years of salary will also be payable to Mr. Valentini if his employment is terminated without cause under circumstances other than those contemplated above.

Claude Rivard. Mr. Rivard, Executive Vice-President, Solutions & Outsourcing Unit, entered into an employment agreement with the Corporation in December 1997. Pursuant to the terms and conditions of such agreement,

Mr. Rivard is paid an annual salary of $190,000 for the duration of his employment, which is subject to review in accordance with the Corporation's policies. In addition to his annual salary, the Corporation has agreed to pay Mr. Rivard a bonus equal to $50,000 for the fiscal year ended September 30, 2001.

In addition, pursuant to the Special Retention Program, Mr. Rivard will receive (i) a severance payment equal to 30 months of his annual compensation in the event his employment is terminated following a change of control of the Corporation, and (ii) a bonus equal to 18 months of his base salary if he agrees not to terminate his employment for a period of six months following a change of control.

The employment agreements of each of the above Named Executive Officers also include standard clauses relating to the transfer of intellectual property to the Corporation, to confidentiality and to the non-solicitation of clients and personnel of the Corporation for reasonable periods of time following termination of employment.

Stock Option Plan

The Stock Option Plan was adopted by the Board of Directors and approved by the Corporation's shareholders in April 1997. Under the Stock Option Plan, grants of options to acquire common shares may be made to officers and other employees, directors and any other person or company engaged to provide ongoing management or consulting services to the Corporation. The total number of shares authorized for issuance under the Stock Option Plan is currently 4,300,000 common shares. Reference is made to "Amendment to Stock Option Plan" in this Management Proxy Circular with respect to the proposed amendment to the Stock Option Plan to increase the number of common shares issuable thereunder from 4,300,000 to 6,000,000. Generally, options granted under the Stock Option Plan vest in six equal instalments over periods of three to three and one-half years and expire ten years from the date of grant.

The Stock Option Plan is administered by the Corporate Governance and Compensation Committee. Subject to the provisions of the Stock Option Plan, the Corporate Governance and Compensation Committee has full power to determine the eligible individuals to whom grants will be made and the specific terms of each grant, including the exercise price and the vesting schedule. Members of the Corporate Governance and Compensation Committee may be granted options under the Stock Option Plan.

The Stock Option Plan places certain limitations on the grant of options to Corporation insiders and associates (together, "Insiders"), as such terms are defined by the *Securities Act* (Ontario), except persons who fall within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation. The number of common shares reserved under the Stock Option Plan for issuance to Insiders may not (i) exceed 10% of the number of common shares outstanding immediately prior to the date of any particular grant to an Insider (excluding common shares issued during the immediately preceding 12 months under a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism) (the "Outstanding Issue"), (ii) cumulatively exceed 10% of the Outstanding Issue within a one-year period, or (iii) for any individual Insider, exceed 5% of the Outstanding Issue within a one-year period.

On November 22, 2001, the Board of Directors approved certain amendments to the Stock Option Plan, including (i) increasing the maximum number of common shares issuable pursuant to the exercise of options granted under the plan from 4,300,000 to 6,000,000, subject to the approval of the Corporation's shareholders, (ii) providing, in the event of a change of control or a transaction having an effect similar to a change of control, the Board of Directors with the discretion to allow for the cancellation of options and the making of payments, either in cash or in shares, in such proportions as determined by the directors, in lieu thereof, and (iii) extending from five days to three months the period of time during which the exercisable portion of an option may be exercised after the termination of employment of an option holder for any reason other than for cause or as a result of his resignation or death and providing that such delay shall be calculated from the date on which the Corporation gives notice to the option holder of the termination of his employment. All the foregoing amendments have been approved by The Toronto Stock

Exchange (the "Exchange") subject, in the case of the amendment described at item (j) above, to the receipt of shareholder approval thereof (see "Amendment to Stock Option Plan" in this Management Proxy Circular).

As of December 17, 2001, there were 4,220,754 outstanding options to purchase common shares granted under the Stock Option Plan.

Corporate Governance and Compensation Committee Report on Executive Compensation

The Corporate Governance and Compensation Committee, in the context of its duties relating to executive compensation, makes recommendations to the Board of Directors on all aspects of compensation for the Chief Executive Officer and other senior officers, approves compensation levels for senior officers, reviews executive compensation policies, and monitors executive performance and succession planning.

Composition of the Corporate Governance and Compensation Committee

The Board of Directors' objective with respect to the composition of the Corporate Governance and Compensation Committee is to have unrelated directors. During the recent financial year ended September 30, 2001, members of the Corporate Governance and Compensation Committee were:

J.V. Raymond Cyr
Pierre Des Marais II
André Duquenne

Components of Aggregate Compensation

The aggregate compensation of the senior officers, including the President and Chief Executive Officer, currently consists of one or more of the following elements:

(a) a base salary and bonus plan which are competitive with the median of the reference market;

(b) a long-term profit-sharing plan in the form of options which encourages the creation of shareholder value;

(c) employee share purchase plans which provide an opportunity to participate in the ownership of the Corporation under favourable conditions; and

(d) an employee benefits program which offers senior officers, employees and members of their family adequate coverage in the event of death, disability, illness and retirement.

Base Salary

The base salary of the senior officers, including the President and Chief Executive Officer, is based on competitive salaries for positions of similar responsibilities in other Canadian corporations. The Corporation's policy is to review the salary level on an annual basis and to consider, if applicable, adjustments reflecting the acquisition and use of key skills and individual contributions to the Corporation's results for the latest financial year. The Board of Directors has delegated to the Corporate Governance and Compensation Committee the responsibility to approve required adjustments.

Long-Term Profit-Sharing Plan

The senior officers, including the President and Chief Executive Officer, are eligible to participate in the Stock Option Plan which aims to motivate officers to align their interests with those of the shareholders so as to promote the creation of shareholder value. The terms and conditions of the Stock Option Plan are described above under the heading "– Stock Option Plan". Options are granted based on the role and responsibilities of the position held by the participant, the participant's influence on creating shareholder value and the number of options currently held by the participant.

Employee Share Purchase Plans

In April 1998, the Corporation established the ESPP, under which participants may invest up to 6% of their gross salary in common shares of the Corporation. The Corporation contributes an amount equal to 33% of each participant's subscription toward the purchase of common shares on behalf of the participant. On November 22, 2001, the Board of Directors approved an amendment to the ESPP which increased the price at which common shares are purchased from 90% to 95% of their market value. Any person who is employed on a regular full-time or part-time basis by the Corporation or one of its subsidiaries and is a Canadian resident may participate in the ESPP. The total number of shares authorized for issuance under the ESPP is currently 650,000 common shares. Reference is made to "Amendment to Employee Share Purchase Plan" in this Management Proxy Circular with respect to the proposed amendment to the ESPP to increase the number of common shares issuable thereunder from 650,000 to 2,000,000.

In April 2000, the Board of Directors adopted the COGNICASE Inc. U.S. Employees Share Purchase Plan (the "U.S. Share Purchase Plan"), which was approved by the shareholders of the Corporation on May 26, 2000, and reserved 150,000 common shares of the Corporation for issuance thereunder. Under the U.S. Share Purchase Plan, eligible U.S.-based employees may authorize the Corporation to deduct amounts from their compensation, which amounts are used to enable the employees to exercise rights (each a "Purchase Right") to purchase common shares of the Corporation. The aggregate amount which an employee may authorize the Corporation to deduct under the U.S. Share Purchase Plan is not less than 1% nor more than 15% of the employee's compensation. The first period during which Purchase Rights were granted commenced on July 1, 2000 and ended on December 31, 2000. Thereafter, the periods for which Purchase Rights may be granted are January 1 to June 30 and July 1 to December 31 of each year. Each participant is granted a Purchase Right on the first day of the purchase period and such Purchase Right is deemed exercised by the participant on the last day of the purchase period. For each purchase period, the maximum number of common shares of the Corporation covered by a Purchase Right is that number having a fair market value of US$12,500 on the first day of the purchase period. The exercise price of a Purchase Right is 85% of the fair market value for the common shares of the Corporation (a) on the grant date or (b) at the time at which the Purchase Right is deemed exercised, whichever is less. The U.S. Share Purchase Plan is an employee stock purchase plan under Section 423 of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Submitted on behalf of the Corporate Governance and Compensation Committee:

J.V. Raymond Cyr
Pierre Des Marais II
André Duquenne

Montreal, January 8, 2002

Performance Graph

The following Performance Graph compares the cumulative total shareholder return on $100 invested in common shares of the Corporation with the TSE 300 Total Return Index from October 8, 1997, the date on which the common shares began trading publicly on the Exchange, to September 30, 2001.

The year-end values of each investment are based on share appreciation. No dividends have been paid on the common shares in the last financial year.


Stock Performance of COGNICASE Inc.
October 8, 1997 to September 30, 2001
150
130
110
90
70
50
30
10
100
100
108
78
112
98
148
111
99
28
October 8, 1997
September 30, 1998
September 30, 1999
September 30, 2000
September 30, 2001
COGNICASE (100 $)
TSE 300 (100 $)

	COGNICASE ($)	TSE 300 ($)
October 8, 1997	100	100
September 30, 1998	108	78
Annual Return	8%	-22%
September 30, 1999	112	98
Annual Return	3%	26%
September 30, 2000	111	148
Annual Return	-1%	51%
September 30, 2001	28	99
Annual Return	-74%	-33%

Directors' and Officers' Liability Insurance

The Corporation provides insurance for the benefit of its directors and officers against liability which may be incurred by them in these capacities. The insurance policy does not make any distinction between insurance coverage for directors and insurance coverage for officers and there is no basis for estimating the amount of premiums paid in respect of directors as a group and officers as a group. The annual policy limit is $20,000,000 and such insurance is subject to a deductible between $75,000 and $150,000 per loss, as well as specific exclusions which are usually contained in policies of this nature. The total annual premium paid during the financial year ended September 30, 2001 in respect of this policy was $139,790 and was paid entirely by the Corporation.

Statement of Corporate Governance Practices

The Corporation seeks to attain high standards of corporate governance. The Board of Directors has carefully considered the Corporate Governance Guidelines adopted by the Exchange (the "Guidelines") and believes that the Corporation conforms with all the recommendations contained in the Guidelines. A description of the Corporation's corporate governance practices is set out in matrix form below.

Corporate Governance Guideline	Comments
1. Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	The Board of Directors recognizes that it is responsible for the stewardship of the Corporation, meaning that it oversees the conduct of the Corporation's business and supervises the executive management of the Corporation which is responsible for the conduct of the business.
a. adoption of a strategic planning process	In fulfilling its mandate, the Board of Directors, among other matters, is responsible for reviewing and approving strategic plans and budgets.
b. identification of principal risks, and implementing risk management systems	The duties of the Board of Directors include the review of corporate risks identified by management and of the Corporation's practices and policies for dealing with these risks.
c. succession planning, including appointing, training and monitoring senior management	The duties of the Board of Directors include management succession planning. In particular, the Corporate Governance and Compensation Committee of the Board is responsible for reviewing succession planning for the senior management group.
d. communications policy	The mandate of the Board includes the approval of the corporate communications policy.
e. integrity of internal control and management information systems	The Board of Directors is responsible for assessing the integrity of the Corporation's internal control and management information systems. The Audit Committee also has oversight responsibility of internal control and management information systems.

Corporate Governance Guideline	Comments
2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest) to the Corporation	The Board of Directors is currently composed of nine members and it is proposed by management of the Corporation that eight of its current directors be re-elected for the current year. Of these, six directors are considered to be "unrelated" directors within the meaning of the Guidelines. Messrs. Ronald Brisebois and Réal Raymond are considered "related" directors, because of their relationship with either the Corporation or the Principal Shareholder. The Board considers a director to be a "related director" if that director has an interest arising from a relationship with the Corporation or the Principal Shareholder that may be perceived to materially interfere with the director's ability to act independently with a view to the best interests of the Corporation. The diverse backgrounds of the members of the Board of Directors enhance its ability to guide the Corporation's strategic initiatives.
3. Disclose for each director whether he or she is related, and how that conclusion was reached	Ronald Brisebois related - is President, Chief Executive Officer and Chairman of the Board of the Corporation Réal Raymond related - is an officer of the Principal Shareholder For the remainder of the proposed directors, none of them has an interest arising from a relationship with either the Corporation or the Principal Shareholder that may be perceived to materially interfere with the director's ability to act independently with a view to the best interests of the Corporation and each of them is therefore a director "unrelated" to the Corporation.
4. a. Appoint a Committee of directors responsible for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis	The Corporate Governance and Compensation Committee's responsibilities include conducting an annual evaluation of the overall performance of the Board of Directors and, as required, proposing new nominees to the Board of Directors.
b. Composed exclusively of outside (non-management) directors, the majority of whom are unrelated	The Corporate Governance and Compensation Committee is composed of three outside directors, all of whom are considered to be unrelated within the meaning of the Guidelines. The members are Messrs. J.V. Raymond Cyr, Pierre Des Marais II and André Duquenne.

Corporate Governance Guideline	Comments
5. Implement a process for assessing the effectiveness of the Board as a whole, its Committees and the contribution of individual directors	While there is no formal process for assessing directors on an ongoing basis, the directors feel free to discuss specific situations from time to time among themselves and/or with the Chairman of the Board and if need be, steps are taken to remedy the situation.
6. Provide an orientation and education program for new directors	Directors, including new ones, are furnished with appropriate documentation relating to the commercial activities and internal organization of the Corporation. Periodic reports are supplied to all directors in respect of the commercial activities and the strategy of the Corporation. The meetings in which new directors participate as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Corporation.
7. Board should examine its size and consider reducing the number of directors, with a view to improving effectiveness	The Board of Directors has considered this issue and is of the view that its size (eight members being proposed for re-election in the current year) is well suited to the present circumstances of the Corporation and allows for the efficient functioning of the Board as a decision-making body.
8. Board should review compensation of directors in light of risks and responsibilities	The Corporate Governance and Compensation Committee is responsible for reviewing compensation for the members of the Board of Directors and takes such factors into account in making decisions relating to directors' compensation.
9. Committees of the Board should generally be composed of outside (non-management) directors, a majority of whom are unrelated	The Audit Committee is currently composed of three outside directors, namely Messrs. J.V. Raymond Cyr, Pierre Des Marais II and André Duquenne, all of whom are unrelated. As of November 22, 2001, the Audit Committee has assumed the responsibilities that were formerly within the mandate of the Tenders and Proposals Committee, which was dismantled on such date. For a description of the mandate of the Audit Committee, please see item 13a. below. The Corporate Governance and Compensation Committee is currently composed of three outside directors, all of whom are considered to be unrelated within the meaning of the Guidelines. The Corporate Governance and Compensation Committee reviews and recommends the salary, bonus and other compensation arrangements of senior officers. It is also responsible for reviewing human resource policies of the Corporation, including employment and compensation; reviewing compensation of the members of the Board of Directors; evaluating appointments to the Board Committees; approving the engagement of all officers of the Corporation, except for the President and Chief Executive Officer for which the Committee makes recommendations to the Board of Directors for its approval; and for reviewing succession planning for the senior management group. This Committee's responsibilities also include overseeing Board and Board Committee tenure policies and determining mandates of such Board Committees and conducting an annual evaluation of the overall performance of the Board of Directors. Furthermore, since July 1999, this

Corporate Governance Guideline	Comments
	Committee is responsible for determining the options to be granted to eligible persons under the Stock Option Plan.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues	The Corporate Governance and Compensation Committee is responsible for all matters relating to corporate governance and reports to the Board periodically on these matters.
11. a. Define limits to management's responsibilities by developing mandates for:	
(i) the Board	The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. The Board oversees the conduct of the Corporation's business and supervises the executive management of the Corporation which is responsible for the conduct of the business. The Board of Directors determines matters of corporate policy, assesses management's execution of these policies and reviews the results obtained.
(ii) the CEO	The corporate objectives which the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board of Directors. The performance of the President and Chief Executive Officer is assessed against the achievement of the Corporation's strategic plans and the budget.
b. Board should approve or develop CEO's corporate objectives	See item 11a.(ii).
12. Establish procedures to enable the Board to function independently of management	While there are no formal structures in place to ensure that the Board of Directors can function independently of management, the Board of Directors is free to ask one or more members of management to withdraw during certain discussions and the directors will not hesitate to meet without the presence of the President and Chief Executive Officer, if the circumstances so require.
13. a. Establish an Audit Committee with a specifically defined mandate	In addition to fulfilling its statutory obligation to review the annual and quarterly financial statements of the Corporation, the Audit Committee has been formally delegated the authority to approve quarterly financial statements on behalf of the Board of Directors. The other duties of the Audit Committee include:

Corporate Governance Guideline	Comments
	1) Recommending which firm should be appointed as independent accountants to audit financial statements and to perform services related to the audit; 2) Reviewing the scope and results of the audit with the independent accountants; 3) Reviewing with management and the independent accountants the Corporation's annual operating results; and 4) Considering the adequacy of the internal accounting procedures and considering the effect of such procedures on the accountants' independence. As of November 22, 2001, the Audit Committee has also assumed responsibility for such matters that were previously within the mandate of the Tenders and Proposals Committee, which was abolished on such date, including: (i) approving any tenders and proposals for which the value of products and services to be offered or performed thereunder is between $5 million and $20 million; (ii) approving a guarantee or comfort letter on behalf of any direct or indirect wholly-owned subsidiary provided that the value is between $5 million and $20 million; (iii) authorizing, on behalf of the Corporation or any direct or indirect wholly-owned subsidiary thereof, the issuance of surety bonds requiring an agreement of indemnity executed by the Corporation when the aggregate amount of ultimate liability which may result from such bonds associated with any one contract of the Corporation or wholly-owned subsidiary is between $5 million and $20 million; and (iv) authorizing the entering into of contracts which obligate the Corporation to provide consulting services to third parties and where the contracted amount of services is between $5 million and $20 million. The Audit Committee has direct communication channels with both the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee also has oversight responsibility of internal control and management information systems.
b. All members should be non-management directors	The Audit Committee is composed of three non-management directors.
14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense	In performing its responsibilities, the Board, a committee of the Board or an individual director may, as required, and subject to the approval of the Board of Directors, engage an outside adviser at the expense of the Corporation.

Appointment of Auditors

The Corporation recommends that PricewaterhouseCoopers, chartered accountants, be re-appointed auditors of the Corporation until the next annual meeting of shareholders and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers was first appointed by the Board of Directors on August 24, 1998 as auditors of the Corporation for the fiscal year beginning October 1, 1997. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the form of proxy intend to vote the shares represented thereby for the appointment of PricewaterhouseCoopers as auditors of the Corporation.

Additional Information

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation's latest annual information form, audited financial statements and management proxy circular may be obtained on request from the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a holder of securities of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Receipt of Shareholder Proposals for Next Annual Meeting

Shareholders entitled to vote at the next annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than October 10, 2002.

Approval by Directors

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

DATED at Montreal, Quebec, Canada, January 8, 2002.
By Order of the Board of Directors,

(*signed*)
Benoit Dubé
Corporate Secretary